As filed with the Securities and Exchange Commission on May 30, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:

TELMEX INTERNACIONAL, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Telmex International

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida de los Insurgentes 3500

Colonia Peña Pobre

Delegación Tlalpan

14060 México, D.F., México

(Address of principal executive offices)

Juan Antonio Pérez Simón González

Avenida de los Insurgentes 3500, Oficina 2130

Colonia Peña Pobre

Delegación Tlalpan

14060 México, D.F., México

52 (55) 5223-3200

Fax: 52 (55) 5244-0367

(Name, telephone, e-mail and/or facsimile number and

address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 20 Series L Shares, without par value	New York Stock Exchange, Inc.

Series L Shares, without par value	New York Stock Exchange, Inc. (not for trading, for listing purposes only)

American Depositary Shares, each representing 20 Series A Shares, without par value	New York Stock Exchange, Inc.

Series A Shares, without par value	New York Stock Exchange, Inc. (not for trading, for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of capital or common stock as of December 31, 2007 was:

8,115 million	Series AA Shares, without par value
430 million	Series A Shares, without par value
10,816 million	Series L Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes            ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. N/A

☐  Yes            ☐  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. N/A

☐  Yes            ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐            IFRS  ☐            Other  ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17            ☒  Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes            ☒   No

i

ii

PRESENTATION OF INFORMATION

In this registration statement, Telmex Internacional, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of the United Mexican States, or Mexico, is referred to as the registrant and, unless the context otherwise requires, the registrant and its consolidated subsidiaries are referred to collectively as Telmex Internacional. Telmex Internacional was established on December 26, 2007 pursuant to a procedure under Mexican law called an escisión, or the Escisión, which split off the Latin American and yellow pages businesses of Teléfonos de México, S.A.B de C.V., or Telmex. See “The Escisión” under Item 4 and Note 1 to our audited consolidated financial statements. Telmex is a leading Mexican telecommunications provider with the most complete local and long-distance network in Mexico and also offers, among other services, connectivity, Internet access and interconnection services.

This registration statement includes under Item 18 our audited consolidated financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005. Our audited consolidated financial statements and the selected financial data provided below for the dates and periods prior to the Escisión have been prepared on a combined basis and include the historical operations of the entities transferred by Telmex to us in the Escisión. See “The Escisión” under Item 4 and Note 1 to our audited consolidated financial statements. You should read the selected financial data in conjunction with our financial statements and related notes included elsewhere in this registration statement.

Our financial statements have been prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 20 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of net income and total stockholders’ equity, and condensed financial statements under U.S. GAAP.

For periods ending prior to January 1, 2008, Mexican FRS require re-expression of all financial statements in constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, the financial statements and other financial information contained in this registration statement are presented in constant pesos with purchasing power as of December 31, 2007.

This registration statement also includes under Item 18 the financial statements of Net Serviços de Comunicação S.A., or Net, as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, because of the significance of our investment in Net under applicable rules of the U.S. Securities and Exchange Commission, or SEC. The financial statements of Net are presented in accordance with U.S. GAAP and expressed in U.S. dollars.

References herein to “pesos” or “P.” are to Mexican pesos, references to “U.S. dollars” or “U.S.$” are to United States dollars and references to the “real” or “reais” are to Brazilian reales.

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, net income per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our acquisition or divestiture plans;

•	statements about the impact of our acquisition of businesses outside of Mexico;

•	statements of our plans, objectives or goals relating to competition, regulation and rates;

•	statements about competition in the business sectors in which we operate;

•	statements about our future financial performance or the economic performance of Brazil, Mexico or other countries;

•	statements about currency exchange rates;

•	statements about the future impact of regulations; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Item 3. Key Information—Risk Factors” beginning on page 9, include technological improvements, customer demand, competition, economic and political conditions and government policies in the countries in which we operate or elsewhere, inflation rates, exchange rates and regulatory developments. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or new developments.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Directors

The following table sets forth as of the date of this registration statement, the names, business addresses and functions of the members of our board of directors:

Name	Business Address	Position
Carlos Slim Domit	Paseo de las Palmas No. 736 Colonia Lomas de Chapultepec 11000 México, D.F., México	Chairman

Jaime Chico Pardo	Paseo de las Palmas 750, Piso 7 Colonia Lomas de Chapultepec 11000 México, D.F., México	Director

Laura Diez Barroso de Laviada	Sierra Madre No. 650 Colonia Lomas de Chapultepec 11000 México, D.F., México	Director

Arturo Elías Ayub	Parque Vía 190, Piso 7 Colonia Cuauhtémoc 06599 México, D.F., México	Director

Roberto Kriete Ávila	Boulevard Sur y Avenida El Espino Urbanización Madre Selva Antiguo Cuscutlán La Libertad, San Salvador, El Salvador	Director

Francisco Medina Chávez	Avenida Acueducto 1867 C Colonia Lomo de Hidalgo 58240 Morelia, Michoacán, México	Director

Jorge Andrés Saieh Guzmán	Avenida Vicuña 1962, Piso 6 Ñuñoa, Santiago, R.M. Chile	Director

Fernando Solana Morales	Paseo de la Reforma 2608 Piso 16, oficina 1606 Colonia Lomas Altas 11950 México, D.F., México	Director and Chairman of the corporate practices committee

Antonio del Valle Ruiz	Paseo de la Reforma 365 06500 México, D.F., México	Director and Chairman of the audit committee

Oscar Von Hauske Solís	Avenida de los Insurgentes 3500 Colonia Peña Pobre, Delegación Tlalpan 14060 México, D.F., México	Director and Chief Executive Officer

Eric D. Boyer	Parque Vía 190, Piso 12 Colonia Cuauhtémoc 06599 México, D.F., México	Director

Rayford Wilkins, Jr.	Parque Vía 190, Piso 12 Colonia Cuauhtémoc 06599 México, D.F., México	Director

Executive Officers

As of the date of this registration statement, the names and responsibilities of our executive officers are as follows:

Name	Responsibilities
Oscar Von Hauske Solís	Chief Executive Officer

Luis Antonio Villanueva Gómez	Head of Development

Francisco Javier Ortega Castañeda	Chief Commercial Officer

José Formoso Martinez	Chief Executive Officer of Embratel

Oscar Von Hauske Solís	Acting Chief Financial Officer

Eduardo Alvarez Ramírez de Arellano	General Counsel

The offices of Telmex Internacional, S.A.B. de C.V., or Telmex Internacional, are located at Avenida de los Insurgentes 3500, Colonia Peña Pobre, Delegación Tlalpan, C.P. 14060, México, D.F., México. The telephone number of Telmex Internacional at this location is 52 (55) 5223-3200.

Mexican Legal Advisers

Our external legal adviser in Mexico is Galicia y Robles, S.C., located at Torre del Bosque, Blvd. Manuel Ávila Camacho No. 24, Piso 7, Lomas de Chapultepec, C.P. 11000, México, D.F., México.

Auditors

Our independent registered public auditors are Mancera, S.C., a Member Practice of Ernst & Young Global, with offices at Antara Polanco, Avenida Ejercito Nacional, Torre Paseo, No. 843-B Piso 4, Colonia Granada, 11520, México, D.F., México. Mancera, S.C. is a member of the Mexican Institute of Public Accountants.

Item 2.	Not Applicable

Item 3.	Key Information

SELECTED FINANCIAL DATA

This registration statement includes under Item 18 our audited consolidated financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005. The audited consolidated financial statements and the selected financial data provided below for the dates and periods prior to the Escisión have been prepared on a combined basis and include the historical operations of the entities transferred by Telmex to us in the Escisión that established Telmex Internacional on December 26, 2007. See “The Escisión” under Item 4 and Note 1 to our audited consolidated financial statements. You should read the selected financial data in conjunction with our financial statements and related notes included elsewhere in this registration statement.

Our financial statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP. Note 20 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of net income and total stockholders’ equity, and condensed financial statements under U.S. GAAP.

Mexican FRS require that our financial statements for periods ending prior to January 1, 2008, recognize certain effects of inflation in Mexico and in the other countries in which we operate. Inflation accounting under Mexican FRS has extensive effects on the presentation of our financial statements. See “Effect of Inflation Accounting” under Item 5.

	Year ended December 31,
	2007		2006(1)		2005(2)		2004(2)		2003(2)
	(in millions of constant pesos as of December 31, 2007, except per share data)
Income Statement Data:
Mexican FRS:
Operating revenues	P.	67,760	P.	65,520	P.	61,346	P.	30,128	P.	5,247
Operating costs and expenses		57,430		62,204		54,177		26,855		2,258
Operating income		10,330		3,316		7,169		3,273		2,989
Net income		7,014		3,018		4,586		1,965		2,319
Majority net income		6,464		2,353		3,180		1,584		2,319
Majority net income per share(3)		0.33		0.11		0.14		0.07		0.09
Weighted average number of shares outstanding (millions)		19,766		20,948		22,893		23,906		24,908
U.S. GAAP:
Operating revenues	P.	67,760	P.	53,924	P.	46,349	P.	22,688	P.	5,247
Operating costs and expenses		58,159		51,641		41,169		20,100		2,258
Operating income		9,601		2,283		5,180		2,587		2,989
Net income		6,176		1,718		3,113		1,526		2,319
Majority net income		5,739		1,167		2,391		1,499		2,319
Majority net income per share(3)		0.29		0.06		0.10		0.06		0.09
Balance Sheet Data:
Mexican FRS:
Plant, property and equipment, net	P.	50,494	P.	47,271	P.	44,198	P.	45,276	P.	124
Total assets		129,281		108,181		94,119		94,941		4,991
Short-term debt and current portion of long-term debt		4,713		4,932		1,711		13,436		2,108
Long-term debt		11,269		12,558		9,196		9,015		—
Total stockholders’ equity		85,534		61,697		61,898		48,637		2,884
Capital stock		17,829		—		—		—		—
Other capital contributions		37,781		—		—		—		—
U.S. GAAP:
Plant, property and equipment, net	P.	58,672	P.	42,053	P.	34,657	P.	34,139	P.	124
Total assets		133,513		89,340		67,470		65,733		4,991
Short-term debt and current portion of long-term debt		4,713		4,932		1,711		13,436		2,108
Long-term debt		10,855		9,923		6,645		6,314		—
Total stockholders’ equity		86,772		46,374		32,709		20,015		2,884
Capital stock		17,829		—		—		—		—
Other capital contributions		39,997		374		—		—		—

(1)

Our results of operations in 2006 were affected by several items relating to Brazilian tax proceedings. Under commercial, general and administrative costs, we recorded (a) a charge of P.4,210 million related to Embratel’s settlement of a dispute over its liability for value added tax and (b) a provision of P.1,467 million for penalties and monetary correction related to income tax on incoming international long distance service. Under other expenses (income), net we recorded (a) other income of P.3,919 million representing the monetary gain and accrued interest related to taxes Embratel paid between 1990 and 1994 and became entitled to recover in 2006 and (b) other expenses of P.1,862 million representing the monetary gain and interest accrued related to back income tax Embratel was required to pay in 2006 on incoming international long distance service for prior periods.

(2)	A series of acquisitions beginning in 2004 resulted in an increase in our results of operations in 2004 and 2005 and an increase in our total assets in 2004.

(3)	Based on the weighted average numbers of shares of Telmex in each year. We have not presented net income on a per ADS basis. Each L Share ADS represents 20 L Shares, and each A Share ADS represents 20 A Shares.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been re-expressed in constant currency units.

Period	High		Low		Average(1)		Period End
2003	P.	10.11	P.	11.41	P.	10.79	P.	11.24
2004		10.81		11.64		11.29		11.15
2005		10.41		11.41		10.89		10.63
2006		10.43		11.46		10.90		10.80
2007		10.67		11.27		10.93		10.92
November		10.67		11.00		10.88		10.90
December		10.80		10.92		10.85		10.92
2008:
January		10.82		10.97		10.91		10.82
February		10.67		10.82		10.77		10.73
March		10.63		10.85		10.73		10.63
April		10.44		10.60		10.51		10.51

(1)	Average of month-end rates, where applicable.

On May 23, 2008, the noon buying rate was P.10.39 to U.S.$1.00.

In the future, any cash dividends we pay will be in pesos, and exchange rate fluctuations affect the U.S. dollar amounts received by holders of American Depositary Shares, or ADSs, on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) and, as a result, can also affect the market price of the ADSs.

CAPITALIZATION

The following table sets forth our consolidated capitalization under Mexican FRS as of April 30, 2008. See “Presentation of Information.”

	As of April 30, 2008
	(millions of pesos)
Debt:
Banks	P.	12,108
Senior notes		1,867
Financial leases		617
Supplier credits		199

Total debt		14,791
Less short-term debt and current portion of long-term debt		3,641

Long-term debt		11,150
Stockholders’ equity:
Capital stock		17,829
Other capital contributions		37,781
Retained earnings		12,392
Other accumulated comprehensive income		18,154
Non-controlling interest		2,749

Total stockholders’ equity		88,905

Total capitalization (total debt and stockholders’ equity)	P.	103,696

RISK FACTORS

Risks Relating to Our Business

Increasing competition in the telecommunications industry could adversely affect our revenues and profitability

We face significant competition in Brazil and the other countries in which we operate, which could result in decreases in current and potential customers, revenues and profitability. Governmental authorities in many of these countries continue to grant new licenses and concessions to new market entrants, which results in increased competition. In addition, technological developments are increasing cross-competition in certain markets, such as between fixed-line operators and wireless providers and between cable television providers and telephony providers.

The effects of competition on our business are highly uncertain and will depend on a variety of factors, including economic conditions, regulatory developments, the behavior of our customers and competitors and the effectiveness of measures we take in response to the competition we face. Our ability to compete successfully will depend on customer service, on marketing and on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

Our industry is subject to rapid technological changes, which could adversely affect our ability to compete

The telecommunications industry is in a period of rapid technological change. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new products and technologies may reduce the prices we can charge for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. They may consequently reduce the revenues generated by our products and services or require investment in new technology. As a result, our most significant competitors in the future may be new entrants to our markets that would not be burdened by an installed base of older equipment.

Changes in government regulation could hurt our businesses

Our businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices that operators may charge for their services could have a material adverse effect on us by reducing our profit margins.

Many Latin American countries have recently privatized, and in some cases, deregulated, the provision of communications services and many of the laws, regulations and licenses that regulate our businesses became effective only recently. Consequently, there is only a limited history that would allow us to predict the impact of these regulations on our future operations. In reviewing historical information and in evaluating our future financial and operating performance, you should consider carefully the extensive changes in the structure and regulation of our industry.

For example, in Brazil, where increased regulation accompanied privatization, the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or “Anatel”) in 2005 defined a series of cost-based methods, including the fully allocated cost methodology and long-run incremental cost methodology, for determining interconnection fees charged by operators belonging to an economic group with significant market power. Anatel has not published the applicable regulations regarding cost-based methods, although in 2006 it provided criteria for determining whether an operator belongs to a group with significant market power in four segments: rented lines, telephone services, fixed interconnection and mobile interconnection. Based on this criteria, Anatel concluded that Embratel is an economic group with significant market power in two of the segments: long distance rented lines and long distance telephone service. When the cost-based methods are ultimately implemented, the revenues and results of operations of our Brazilian operations may be affected.

In addition, changes in political administrations could lead to the adoption of policies concerning competition, privatization and taxation of communications services that may be detrimental to our operations throughout Latin America. These restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or for government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could result in our incurring losses of revenues and require capital investments all of which could materially adversely affect our businesses and results of operations.

We depend on key suppliers and vendors to provide equipment that we need to operate our business

We depend upon various key suppliers and vendors, including Cisco, Nokia-Siemens, Huawei, Alcatel-Lucent, Motorola, Nortel and Nec to provide us network equipment, which we need to expand and operate our business. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations. In addition, we might be unable to satisfy the requirements contained on our concessions.

We are exposed to special risks in connection with our international call services

Revenues from international service in part reflect payments under bilateral agreements between us and foreign telecommunications authorities or private carriers, which are influenced by the guidelines of the international tariff and trade regulations and cover virtually all international calls to and from the countries in which we operate. Various factors, including unauthorized international traffic (commonly known as bypass), increases in the proportion of outgoing to incoming calls and the levels of settlement prices could affect the amount of net settlement payments from U.S. or other international carriers to us in future years.

Developments in the telecommunications sector have resulted, and in the future may result, in substantial write-downs of the carrying value of certain of our assets

We review on an annual basis, or more frequently where the circumstances require, the value of each of our assets and subsidiaries, to assess whether those carrying values can be supported by the future cash flows expected to be derived from such assets. Whenever we consider that our goodwill, intangible assets or fixed assets may be impaired due to changes in the economic, regulatory, business or political environment, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets could result in a non-cash charge on our income statement, which could adversely affect our results of operations.

We continue to look for investment opportunities, and any future acquisitions and related financings could involve risk and have a material effect on our business, results of operations and financial condition

We continue to look for other investment opportunities in telecommunication companies, primarily in Latin America, and we often have several possible acquisitions under consideration. Any new investment may involve risks to which we previously have not been exposed. We cannot assure you that these investments will be successful. Any future acquisitions and related financings also could have a material effect on our business, results of operations and financial condition, but we cannot give any assurances that we will complete any of them. In addition, we may incur significant costs and expenses as we integrate these companies in our systems, controls and networks.

Our ability to pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us

We are a holding company with no significant assets other than the shares of our subsidiaries and our holdings of cash and cash equivalents. Accordingly, our cash flows will be derived principally from dividends, interest and other distributions made to us by our subsidiaries. Our ability to pay dividends depends on the continued transfer to us of dividends and other income from our subsidiaries. The ability of our subsidiaries to pay dividends and make other transfers to us may be limited by various regulatory, contractual and legal constraints that affect our subsidiaries.

We are subject to regulatory limitations in Brazil on the prices we can charge for our domestic and international long distance services

Embratel’s basic domestic and international long distance tariffs are subject to final approval by Anatel, to which we submit requests for rate adjustments. Embratel’s concessions provide for a price cap mechanism to set and adjust rates on an annual basis. We are subject to comprehensive regulations that limit our ability to set tariffs for our services. These regulations may limit our ability to raise prices or may render some kinds of customer traffic unprofitable.

Tariff regulations are subject to challenge in the Brazilian courts, which may result in a loss of profits. We cannot assure you that our financial condition will not be affected by tariff rate challenges in the future.

We are at a disadvantage in Brazil relative to certain of our competitors that control local access networks

To complete long distance telephone calls, we typically must pay originating access charges to the local or the mobile telephone service provider of the caller and terminating access charges to the local or the mobile telephone service provider of the recipient of the call. The Brazilian Telecommunications Law and the concessions for local services oblige local service concessionaires to treat all long distance operators on an equal basis. This means that local service concessionaires should charge their own long distance service concessionaire the same interconnection rate charged to competitors like us. In addition, the Brazilian Telecommunications Law prohibits cross-subsidies between local and long distance concessions, so that if a local service concessionaire were to charge its own long distance concessionaire a lower interconnection rate than the one charged to us, it would be engaging in an anti-competitive practice under the law. However, since some companies own both local and long distance concessions, proving discriminatory pricing and cross-subsidies may be difficult and Anatel may not have sufficient means to audit and prove such practices. As a result, while we must pay access charges to the local service concessionaire, a local service concessionaire may allow its own long distance concessionaire to avoid payment of such charges. Although we have demanded and will continue to demand that Brazil’s competitive regulation be fully enforced to prevent local service concessionaires from allowing their long distance concessionaires to sell long distance services below cost, there can be no assurance that we will be successful in achieving such enforcement and we may suffer anti-competitive behavior in certain segments of the long distance market.

Since January 1, 2006, local access and long distance interconnection rates have been capped at a fixed percentage of the rates charged to customers, which may limit the ability of local service concessionaires to engage in the discriminatory pricing practices described above, but we cannot assure you that this measure or similar measures adopted in the future will be effective in counteracting these practices.

Most of our basic voice services in Brazil are sold on a per call basis. This makes it easier for customers to switch providers, which could lead us to lose business

Under Brazilian regulations, fixed-line and mobile telephone customers can select their basic domestic and international long distance carrier on a per call basis. Thus, we do not have contracts with most of our customers in our basic domestic and international long distance segment, and those customers can select a different provider at any time. We cannot assure you that our customers will remain loyal to us. If a significant number of our customers were to select another telecommunications service provider, it could have a material adverse impact on our business and financial condition.

If we are unable to successfully combat fraudulent use of our network in Brazil and successfully manage the collections process, our bad debt expense could increase, which would harm our results and our cash flow

Embratel has experienced high levels of bad debt expense, in part because it is required to provide access to our network to all fixed-line and cellular customers without prior assurance that they are creditworthy users. Brazilian telecommunications regulations allow operators to block fixed-line and cellular users only after the customer fails to pay the amount billed. Embratel’s bad debt expense was 5.3% of its net revenues for the year ended December 31, 2006 and 4.4% of its net revenues for the year ended December 31, 2007.

We cannot assure you that our strategies will be effective in combating the fraudulent use of our network or in enabling us to recover unpaid amounts billed for use of our networks, or that efforts that have proved effective in our traditional business will be equally effective in markets such as personal mobile service (SMP) mobile calls and local services. Embratel’s level of bad debt expense may increase in the future, which could harm our profitability and operating cash flow.

We are obligated to meet certain quality of service goals and maintain quality of service standards, and failure to meet such obligations can result in sanctions

Anatel requires Embratel to meet certain quality of service goals under its concessions, including, for example, minimum call completion rates, maximum busy circuit rates, operator availability and responsiveness to repair requests. Failure to meet quality of service obligations can result and has resulted in the imposition of fines by Anatel and other governmental entities. Our ability to meet these goals can be impeded by factors beyond our control and we cannot assure you that we will meet these goals in the future or that we will not be fined in the future.

We are subject to large claims under tax disputes in Brazil

Embratel is party to various tax proceedings in Brazil, some of which involve significant monetary claims for which we have established no reserves. We cannot be certain that these claims will be resolved in our favor. In particular, Embratel is involved in various legal proceedings, including several tax disputes with the Brazilian tax authorities alleging underpayments by Embratel and social security administrative and civil lawsuits for aggregate claims that are substantial. As of December 31, 2007, Embratel had recorded P.5,400 million in reserves for those disputes for which an unfavorable result is probable. There is an additional P.16,832 million claimed for which we believe the likelihood of an unfavorable outcome is possible but less than probable and, consequently, we have not provided for such amount in our financial statements. If all or a significant part of these actions were decided adversely to us, it could have a material impact on our business, financial condition and results of operations.

We will face increased costs if Star One is not able to launch the new Star One C-2 satellite prior to the end of the contractual life of the existing Brasilsat B-1, the satellite it was designed to replace

Our satellite subsidiary in Brazil, Star One S.A., or Star One, has five satellites in operation, which cover the entire territory of South America and part of Florida. Brasilsat B-1, which covers all of Brazil, reached the end of its contractual life in September 2006 and was replaced, on an interim basis, by Brasilsat B-4. We expect that Star One C-2 will permanently replace Brasilsat B-1 in the second quarter of 2008. If we are unable to replace Brasilsat B-1 or, if before Brasilsat B-1 is replaced, Brasilsat B-4 ceases to be a suitable interim replacement for Brasilsat B-1, we may be unable to properly serve our satellite customers and could experience an increase in our costs.

Latin American economic, political and social conditions may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate. Many countries in Latin America, including Mexico and Brazil, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. We cannot predict whether changes in administrations will result in changes in governmental policy and whether such changes will affect our business. In addition, governments in these countries have frequently intervened in their economies. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price and wage controls, currency devaluations, capital control and limits on export and imports.

Uncertainty in the region has been caused by many different factors, including:

•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	high levels of inflation;

•	changes in currency values;

•	exchange controls or restrictions on expatriation of earnings;

•	high domestic interest rates;

•	wage and price controls;

•	changes in governmental economic or tax policies;

•	imposition of trade barriers;

•	unexpected changes in regulation; and

•	overall political, social and economic instability.

Adverse economic, political and social conditions in Latin America may inhibit demand for telecommunications services and create uncertainty regarding our operating environment, which could have a material adverse effect us.

Our financial condition and results of operations are affected by exchange rate variations

Changes in the value of the various currencies in which we conduct operations against the Mexican peso, and changes in the value of the Mexican peso or our other operating currencies against the U.S. dollar, affect our financial condition and results of operations. We report exchange gains or losses on our indebtedness and accounts payable, especially in U.S. dollars, and currency variations affect the results of our non-Mexican subsidiaries as reported in Mexican pesos.

Since 2004, we have acquired a number of companies in other countries in Latin America. During that period, the Mexican peso has been relatively stable against the U.S. dollar. However, currencies of certain other countries, specifically the Brazilian real and the Colombian peso, have appreciated relative to the U.S. dollar and the Mexican peso. Such appreciation amplifies the impact of operations in these countries on our revenues as well as costs. We cannot predict the behavior of the Mexican peso and other currencies against the U.S. dollar in the future and what effect they will have on our financial condition and results of operations.

Exchange rate variations also affect our debt. We use derivative instruments to manage our exposure to the risk associated with such variations. At December 31, 2007, our U.S. dollar-denominated indebtedness amounted to P.14,335 million. During 2007, 2006 and 2005, the Mexican peso and Brazilian real generally appreciated against the U.S. dollar. In all these periods, our foreign exchange gain was either offset (in 2007) or more than offset (in 2006 and 2005) by losses on derivatives we had entered into.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies for the purpose of paying dividends or making timely payments of interest and principal on our indebtedness. The Mexican government or the Brazilian government could institute restrictive exchange rate policies in the future which could adversely affect us.

Risks Relating to Our Controlling Shareholder and Capital Structure

We are controlled by one shareholder

A majority of the voting shares of our company (71.3% as of March 6, 2008) is owned by Carso Global Telecom, S.A.B. de C.V., or Carso Global Telecom. Carso Global Telecom has the effective power to designate a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares. Carso Global Telecom is controlled by Carlos Slim Helú and members of his immediate family, who, taken together, own a majority of the common stock of Carso Global Telecom.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Our bylaws provide that any dispute between us and our shareholders will be governed by Mexican law and that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the case law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions, there are different procedural requirements for bringing shareholder lawsuits and there are different discovery rules. As a result, it may be more difficult in practice for minority shareholders of Telmex Internacional to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of an U.S. company.

We engage in transactions with related parties that may create the potential for conflicts of interest

We engage in transactions with entities that like us, are controlled, directly or indirectly, by Carlos Slim Helú and members of his immediate family. These entities include (a) Telmex and certain subsidiaries of Telmex, (b) Grupo Carso, S.A.B. de C.V., or Grupo Carso, and its subsidiaries, (c) Grupo Financiero Inbursa, S.A.B. de C.V., or Grupo Financiero Inbursa, and its subsidiaries, (d) América Móvil, S.A.B. de C.V., or América Móvil, and its subsidiaries, and (e) Carso Global Telecom. Our transactions with Telmex include the completion of the international traffic of Telmex in countries where we operate, the completion of our international traffic through Telmex’s facilities in Mexico, our publication and distribution of Telmex’s directories and access to Telmex’s customer database and Telmex’s billing and collection in connection with our directories’ business. Transactions with Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include financial services and insurance. Our transactions with América Móvil include the mutual completion of long-distance traffic, transportation, renting of lines and call center services in Brazil.

With respect to our shareholders, Carso Global Telecom and AT&T International, we expect to begin paying fees for consulting and management services in 2009. For 2008, we have reimbursed Telmex U.S.$22.5 million of the amount Telmex paid Carso Global Telecom for such services. In addition, we have agreements with AT&T International that provide for the completion of calls in our respective countries of operation.

Our transactions with related parties may create the potential for conflicts of interest.

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of Telmex Internacional or the cancellation of registration of the L Shares with the National Securities Registry (Registro Nacional de Valores), managed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the ADS depositary

Under Mexican law, a shareholder is required to deposit its shares with a custodian in order to attend a shareholders’ meeting. As long as a shareholder holds shares in ADS form, the shareholder will not be able to satisfy this requirement. There can be no assurance that holders of ADSs will receive notice of shareholders’ meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. In the event that instructions are not received with respect to any shares underlying ADSs, the ADS depositary will, subject to certain limitations, grant a proxy to a person designated by us. In the event that this proxy is not granted, the ADS depositary will vote these shares in the same manner as the majority of the shares of each class for which voting instructions are received.

You may not be entitled to preemptive rights

Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in Telmex Internacional. Rights to purchase shares in these circumstances are known as preemptive rights. Preemptive rights do not arise upon the sale of newly issued shares in a public offering or the resale of shares of capital stock previously repurchased by us.

We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the SEC with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement. We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of L Shares or A Shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in Telmex Internacional may be diluted proportionately. In addition, under current Mexican law, it is not practicable for the ADS depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our board of directors. If you wish to acquire or transfer more than 10% of our capital stock, you will not be able to do so without the approval of our board of directors.

Our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in Telmex Internacional and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights he may have, including any rights under the U.S. securities laws, with respect to his investment in Telmex Internacional. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

Telmex Internacional is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Brazil and Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico or Brazil, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Risks Relating to the Escisión

Our historical performance may not be representative of our performance as a separate company

Our audited consolidated financial statements and the selected financial data included herein for the dates and periods prior to the Escisión have been prepared on a combined basis and include the historical operations of the entities transferred by Telmex to us in the Escisión. Our historical performance might have been different if we had been a separate, consolidated entity during the periods presented.

The historical financial information included in this registration statement is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. There may be changes that will occur in our cost structure, funding and operations as a result of our separation from Telmex, including increased costs associated with reduced economies of scale, and increased costs associated with being a publicly traded, stand-alone company.

We are a new company and have never operated independently of Telmex

We are a new company and have never operated independently of Telmex. Our ability to function as a new company will suffer if we do not develop our own administrative infrastructure quickly and cost-effectively. Telmex is providing us with certain legal, financial, accounting, investor relations and other administrative services on an interim basis while we develop the personnel and systems necessary to provide these services ourselves. We expect to be dependent on Telmex for these services through 2008 and possibly longer.

After the expiration of these various arrangements, we may not be able to replace the transitional services in a timely manner or on terms and conditions as favorable as those we received from Telmex. In addition, in order to establish ourselves successfully as an independent company, we need to attract and retain a significant number of highly skilled employees. If we fail to do so, our business could suffer.

There may not be a liquid market for our shares

There is currently no public market for our shares. We intend to apply to list our shares on the Mexican Stock Exchange and our ADSs on a U.S. securities exchange. We cannot assure you as to the liquidity of any markets that may develop for the shares or ADSs or the price at which the shares or ADSs may be sold. Also, the liquidity and the market for our shares may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities and any changes in our liquidity, financial condition, creditworthiness, results and profitability. As a result, the initial trading prices of our shares and ADSs may not be indicative of future trading prices.

We may face difficulty in financing our operations and capital expenditures following the Escisión, which could have an adverse impact on our business and results

We may need to incur debt or issue additional equity in order to fund working capital and capital expenditures or to make acquisitions and other investments following the Escisión. We cannot assure you that debt or equity financing will be available to us on acceptable terms, if at all. As a result of the Escisión, it may also become more expensive for us to raise funds through the issuance of debt than it was prior to the consummation of the Escisión. If we are not able to obtain sufficient financing on attractive terms, our business and results could suffer.

Item 4.	Information on the Company

THE COMPANY

Overview

Telmex Internacional is a Mexican holding company providing through its subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions; pay cable and satellite television; and print and Internet-based yellow pages directories in Mexico, the United States, Argentina and Peru.

Our principal business is in Brazil, which accounts for more than 80% of our total revenues. We operate in Brazil through Embratel Participações S.A. and its subsidiaries. Throughout this registration statement, we refer to Embratel Participações S.A. and, where the context requires, its consolidated subsidiaries, as Embratel.

•

Through Embratel, we are one of the leading providers of telecommunications services in Brazil. Our principal service offerings in Brazil include domestic and international long distance, local telephone service, data transmission and other communications services, though Embratel is evolving from being a long distance revenue-based company to being an integrated telecommunications provider. Through Embratel’s high-speed data network, we offer a broad array of products and services to a substantial number of Brazil’s 500 largest corporations. In addition, through Embratel’s partnership in Net, the largest cable television operator in Brazil, we offer triple play services in Brazil.

•

We operate in Colombia through Telmex Colombia, S.A. and several cable television subsidiaries that we have acquired beginning in October 2006 and whose network passes through more than four million homes. We offer voice, data and video transmission, Internet access, pay television and value added services.

•

In Argentina, we provide data transmission, Internet access, and local and long distance voice services to corporate and residential customers, data administration and hosting through two data centers and a yellow pages directory in print and on the Internet.

•

In Chile, we provide data transmission, long distance and local telephony, private telephony, virtual private and long distance networks, dedicated Internet access and high capacity media services to business customers, along with other advanced services. We service the residential market as well, with long distance telephone services, broadband, local telephony, a nationwide wireless network in the 3.5 GHz frequency using the WiMax technological platform and pay digital satellite television.

•

In Peru, we provide data, Internet access, fixed-line telephony including domestic and international long distance, public telephony, and Internet hosting services to corporate and residential customers, as well as a yellow pages directory in print and on the Internet. The acquisition of cable television capabilities in Peru enables us to pass approximately 300,000 homes. We recently began offering wireless telephony using CDMA 450 MHz technology in the interior provinces of the country.

•

In Mexico, we publish yellow pages directories in print, which are available on the Internet, and publish white pages directories. In the United States, through Sección Amarilla USA, LLC, we publish Spanish-language telephone directories distributed in 19 states, which are also available on the Internet.

•

We entered the telecommunications market in Ecuador in March 2007 to offer a competitive alternative to local incumbents in the residential and business segments. We have begun offering a wide array of voice, data, and Internet services.

Telmex Internacional, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico, with its principal executive offices at Avenida de los Insurgentes 3500, Colonia Peña Pobre, Delegación Tlalpan, 14060 México, D.F., México. The telephone number of Telmex Internacional at this location is 52 (55) 5223-3200.

Our strategy

As an integrated telecommunications company with service offerings across Latin America, our strategy consists of:

•	building on our leading franchise in Brazil for long-distance services and leverage our leadership position by developing opportunities in related businesses;

•	continuing our focus on offering broadband services and local voice services;

•	developing value-added services for the corporate market;

•

growing our participation in the residential market in Brazil and Colombia through integrated Internet and voice services offerings and triple play services (which includes pay television, broadband Internet access and local and long distance voice services); and

•	developing triple play services in Peru, Chile and Ecuador.

In particular, in Brazil we believe that our brand name, reputation for quality service and ownership of Brazil’s only nationwide network combined with our technical capabilities provide us with a strong platform for growth. We expect to continue to use all available technologies to create access solutions for reaching our target customers and to develop new service offerings, with a particular focus on local telephony, broadband Internet and data offerings. We also plan to explore acquisition opportunities, capitalize on local and broadband data opportunities and analyze ways to expand our last mile access network to broaden our existing services and to develop complementary ones. In 2006, together with our investee Net, we launched triple play service for residential customers over Net’s cable network, using our network to provide voice services.

The Brazilian domestic and international long distance markets are increasingly open to full competition. Competitors have gained market share at our expense and are placing pressure on our prices and competing with us for desirable customers in the long distance and data businesses. In response to these competitive pressures, we are pursuing a marketing strategy to retain and increase our customer base in Brazil, including our local services customers, and further develop our service offerings with a focus on price clarity and appealing pricing.

History

Telmex Internacional was established on December 26, 2007 by means of a procedure under Mexican corporate law called escisión, by which Telmex split off its Latin American and yellow pages directory businesses. See “—The Escisión.” Telmex is a leading Mexican telecommunications provider with the most complete local and long-distance network in Mexico and also offers, among other services, connectivity, Internet access and interconnection services.

Embratel

We acquired Embratel in a series of transactions beginning in July 2004. As of March 28, 2008, we owned 98.1% of the outstanding voting stock and 97.9% of the outstanding non-voting stock of Embratel (98.0% of the total outstanding capital stock) as a result of transactions undertaken by Telmex from 2004 through 2007:

•	In July 2004, Telmex purchased 51.8% of the outstanding voting stock of Embratel from MCI for a cash purchase price of U.S.$400 million (P.5,144 million).

•	In December 2004, Telmex purchased additional voting stock through a tender offer for a total of U.S.$271.6 million (P.3,413 million).

•	Between March and May 2005, Telmex purchased new voting and non-voting stock in a capital increase of Embratel.

•	In October 2005, Telmex received new voting stock in exchange for Telmex’s capital stock of Telmex do Brasil, Ltda., or Telmex do Brasil, and its 37.1% interest in Net.

•

In May 2006, Telmex began a cash tender offer for any and all publicly held shares of Embratel’s voting and non-voting stock at a price of 6.95 Brazilian reais per 1,000 shares, plus an adjustment at a monthly index published by the Central Bank of Brazil. In November 2006, Telmex acquired all tendered shares of Embratel’s voting and non-voting stock, including non-voting shares represented by ADSs, increasing Telmex’s interest in Embratel to 98.0% of the outstanding voting stock and 94.7% of the outstanding non-voting stock. As required under Brazilian law, Telmex continued to purchase shares at the tender offer price following the expiration of the tender offer through June 2007.

Other Latin American Telecommunications and Cable Businesses

In addition to the acquisition of Embratel, we also made the following significant acquisitions to expand operations into Latin America beginning in 2004:

•

companies that are now known as Telmex Argentina S.A., Telmex do Brasil, Ltda., Telmex Chile S.A., Telmex Colombia S.A. and Telmex Perú S.A. (holding the assets of AT&T Latin America Corp.) in February 2004;

•	PrimeSys Soluções Empresariais S.A., or PrimeSys, in November 2005;

•	a non-controlling interest in the Brazilian cable television provider Net in 2005, which Telmex transferred to Embratel later in 2005; and

•	the subscribers, assets and a portion of the liabilities of multiple cable television providers in Colombia beginning in October 2006.

For a description of our other acquisitions, see Note 5 to our audited consolidated financial statements.

Yellow Pages Business

Our yellow pages business in Mexico is conducted through our subsidiary Anuncios en Directorios, S.A. de C.V., or Anuncios, which traces its history to 1897 and is the owner of the registered trademark “Sección Amarilla” in Mexico. Our yellow pages business in the United States is conducted through our subsidiary Sección Amarilla USA, LLC, acquired in October 2006 by Telmex. Our yellow pages offerings in Argentina and Peru first began in 2007 through our subsidiaries in those countries.

Significant subsidiaries

The following table sets forth our significant subsidiaries as of the date of this registration statement. Our subsidiary Embratel also owns a 35.1% interest in Net, a provider of cable television, local telephone services and broadband Internet access services in Brazil, which we account for under the equity method.

Name of Company	Jurisdiction of establishment	Percentage of ownership and voting interest	Description
Controladora de Servicios Telecomunicaciones, S.A. de C.V.	Mexico	100.0%	Intermediate holding company
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0	Producer of yellow and white pages directories in Mexico
Sección Amarilla USA, LLC	Delaware	80.0	Producer of Spanish-language yellow pages directories in the United States
Embratel Participações S.A.	Brazil	98.0	Intermediate holding company of domestic and international long distance, local and data services providers in Brazil
Empresa Brasileira de Telecomunicações S.A. –EMBRATEL	Brazil	97.0(1)	Provider of domestic and international long distance, local and data services in Brazil
Star One S.A.	Brazil	77.6(1)	Provider of satellite services in Brazil
PrimeSys Soluções Empresariais S.A.	Brazil	97.0(1)	Provider of high level value-added services, such as net integration and outsourcing
Telmex do Brasil, Ltda.	Brazil	98.0(1)	Provider of telecommunications services to corporate customers in Brazil
Metrored Holdings S.R.L.	Argentina	95.0	Intermediate holding company of providers of telecommunications services in Argentina
Telmex Argentina S.A.	Argentina	95.3	Provider of telecommunications services to corporate customers in Argentina
Ertach S.A.	Argentina	95.1	Provider of Internet access, and data and voice services in Argentina
Telmex Chile Holding, S.A.	Chile	100.0	Intermediate holding company in Chile
Telmex Corp. S.A.	Chile	99.7	Intermediate holding company whose subsidiaries provide long distance, Internet access and data network services in Chile
Telmex TV S.A.	Chile	100.0	Provider of satellite television and Internet access services in Chile
Telmex Colombia S.A.	Colombia	100.0	Provider of telecommunications services to corporate customers in Colombia
Superview Telecomunicaciones, S.A.	Colombia	99.6	Cable television provider in Colombia
Telmex Hogar S.A.	Colombia	100.0	Provider of cable television and Internet services in Colombia
TV Cable Telecomunicaciones S.A. E.S.P.	Colombia	100.0	Provider of cable television and Internet services in Colombia

Name of Company	Jurisdiction of establishment	Percentage of ownership and voting interest	Description
Network and Operation S.A.	Colombia	100.0	Provider of cable television and Internet services in Colombia
The Now Operation S.A.	Colombia	100.0	Editor of cable television programming magazine in Colombia
Megacanales S.A.	Colombia	100.0	Producer of cable television content
Cablecaribe S.A.	Colombia	100.0	Provider of cable television and Internet services in Colombia
Telmex Perú S.A.	Peru	100.0	Provider of telecommunications services to corporate customers in Peru
Boga Comunicaciones, S.A.	Peru	100.0	Provider of cable television in Peru
Ecuadortelecom, S.A.	Ecuador	100.0%	Provider of telecommunications services in Ecuador

(1)	Indirect interest held through Embratel Participações S.A.

Certain financial information by region

The following table sets forth selected financial information on our geographic segments for the year ended December 31, 2007, prepared in accordance with Mexican FRS and expressed in constant pesos as of December 31, 2007 and as a percentage of our total consolidated group.

	Year Ended December 31, 2007
	(in millions of constant Mexican pesos as of December 31, 2007, except percentages)
	Brazil				Other countries				Total(1)
Operating revenues	P.	55,457	81.	8%	P.	12,452	18.	4%	P.	67,760	100.	0%
Operating cost and expenses		48,123	83.	8		9,455	16.	5		57,430	100.	0
Segment assets(2)	P.	134,688	89.	3%	P.	16,186	10.	7%	P.	150,874	100.	0%

(1)	After the elimination of intersegment revenues.

(2)	Segment assets consist of property, plant and equipment (without deducting accumulated depreciation), construction in progress, advances to suppliers and inventories for operation of the telephone plant. See Note 18 to our audited consolidated financial statements.

OPERATIONS IN BRAZIL

We operate in Brazil through Embratel and its subsidiaries, offering a full range of telecommunications services to customers throughout Brazil. Embratel was founded in 1965 and later became the long distance subsidiary of Telecomunicações Brasileiras S.A. – Telebrás, or Telebrás, the Brazilian government-owned telephone company. In 1998, Telebrás was broken up into 12 new holding companies, including Embratel, which were then privatized. Embratel was granted the concession for domestic and international long distance services. Embratel is a public company in Brazil and its shares are listed on the São Paulo Stock Exchange. After the opening up of the Brazilian local service market to competition, Embratel began providing local telephone services in 2002. We currently own 98.1% of the outstanding voting stock and 97.9% of the outstanding non-voting stock of Embratel (98.0% of the total outstanding capital stock).

Revenues from our Brazilian operations in 2007 amounted to P.55,457 million. Of our total Brazilian revenues in 2007, approximately 68.0% was attributable to voice services, approximately 26.4% was attributable to data services and the remainder was attributable to other services. Voice services include domestic and international long distance and local service. We generate most of our voice services revenue from domestic and international long distance services. Residential customers generate the majority of our long distance revenues. Data services include data and Internet access services. Other services include television and radio transmission, mobile satellite communications services and call center services. Of our total Brazilian revenues in 2007, 60.8% was attributable to corporate customers and the remainder to residential customers.

Domestic long distance services

Through Embratel, we are one of Brazil’s major domestic long distance service providers. We provide intra-sectorial, intra-regional and inter-regional long distance services to corporate, residential and cellular customers throughout Brazil. Domestic long distance services accounted for 47.4% of Embratel’s total net operating revenues in 2007, 51.3% in 2006 and 54.3% in 2005.

The domestic long distance services that we provide throughout Brazil include the following:

•

Inter-regional long distance. Inter-regional long distance service consists of all calls that originate within one and terminate in another of the three fixed-line regions and all calls that originate in one and terminate in another cellular region.

•

Intra-regional long distance. Intra-regional long distance service consists of all calls that originate in one local calling area within a fixed-line region and terminate in another local calling area within the same fixed-line region. A local calling area is generally equivalent to a municipality, and there are usually several local calling areas within an area code.

•

Intra-sectorial long distance. Intra-sectorial long distance service consists of all calls that originate in one local calling area within a fixed-line sector and terminate in another local calling area within the same fixed-line sector. A fixed-line sector is generally equivalent to a state.

Domestic long distance rates

Rates for domestic long distance calls are based on the time of day and day of the week when a call is made, the call’s duration and the distance covered. The rates for domestic long distance calls are established by Anatel and are uniform throughout Brazil. There are currently 16 domestic long distance tariffs, based on combinations of four distance categories and four day/time categories.

Embratel’s concession, effective as of January 1, 2006, establishes a mechanism of annual rate adjustment for local domestic long distance and international long distance services, which is based on rate baskets and adjustments for inflation and productivity. Any other adjustment to our domestic and international long distance switched fixed telephone services is subject to the approval of Anatel. See “—Regulation.”

Our rates are driven primarily by marketing and competitive considerations. In 2005, our strategy was to refrain from increasing domestic long distance rates so we did not implement a tariff increase or request an adjustment from Anatel. In 2006 and 2007, our strategy was to reduce some of the tariffs we charge. As a result, our average domestic long distance rate decreased by 1.3% in 2006 and 1.5% in 2007.

While these rates apply to basic plan customers, we have developed a variety of promotional and customer retention programs since 2000 that enable many of our customers to obtain long distance packages that may include lower rates and/or subscription fees. These programs offer discounts from Anatel-approved rates and are designed to increase our market share and promote usage of the “21” carrier selection code. In addition, we offer discounts to corporate customers on a case-by-case basis. Embratel also has specific campaigns that target specific groups of our corporate customers (e.g., small and medium sized businesses or regional groups). Our customer retention and discount programs are designed to allow us to build customer loyalty and to improve collections by identifying our customers before we bill them for our services.

The majority of our customers for long distance voice services are not “pre-subscribed.” In other words, customers do not register with us as customers before we begin providing services to them. Instead, each time a customer initiates a long distance domestic or international call from either a fixed or a mobile terminal, the customer chooses whether to use our services by dialing the “21” selection code or to use the services of another service provider by dialing a different code.

International long distance services

Through Embratel, we are one of the major providers of international long distance service in Brazil and we believe that we operate the largest long distance telecommunications network in Latin America. We also have ownership interests in several undersea cables between South America and the rest of the world through cable consortia. International long distance services generated 5.8% of Embratel’s total net operating revenues in 2007, 6.2% in 2006 and 8.6% in 2005.

Revenues generated by international long distance services are primarily derived from:

•	charges for international outgoing calls originating in Brazil; and

•	net settlement payments made by other international telecommunications operators for incoming calls carried through our network in Brazil.

International long distance rates

Rates charged for outgoing international calls vary depending on the time of day and the day of the week when a call is made, the duration of the call, the country of destination and whether special services, such as operator assistance, are used. Maximum rates for our international long distance service are established by Anatel under the price cap mechanism set forth in our concession and are tied to the rate baskets and the adjustments for inflation and for productivity described under “—Domestic long distance services—Domestic long distance rates.” See also “—Regulation—Rates.” In recent years, we have substantially reduced rates for outgoing international calls, partly due to the periodic application of productivity factors (resulting in a downward adjustment to the price caps established by Anatel in the concessions). We have also reduced rates in response to competition. In 2007, rates for outgoing international calls decreased by 1.5% on average. In 2006, rates for outgoing international calls decreased by 10.0% on average.

Net settlement payments

Revenues from international long distance services also reflect payments under bilateral agreements between Embratel and foreign state-owned or private telecommunications providers, which are influenced by the guidelines of the international tariff and trade regulations and cover virtually all international calls to and from Brazil. These agreements set forth the settlement rates of payment from Embratel to foreign carriers for the use of their facilities in connecting international calls originating in Brazil and from foreign carriers to Embratel for the use of its facilities in connecting international calls originating abroad. The settlement rates under these agreements are negotiated with each foreign carrier and are based on foreign currency. They are charged or paid on a net basis. Various factors could affect the amount of net settlement payments from foreign carriers to Embratel in future years. These factors include unauthorized international traffic (commonly known as bypass), increases in the proportion of outgoing as opposed to incoming calls, the volume of minutes included in the bilateral agreements, fluctuations of the Brazilian real versus the currencies involved, changes in market rates and modifications to the tax policies affecting the transfer of payments related to telecommunication payments abroad.

Data transmission and Internet access services

Through Embratel, we are Brazil’s leading provider of data and Internet services. Our data transmission network, which incorporates fiber optic, digital microwave, satellite and copper transmission technology, allows us to provide a range of value-added broadband data services to a client base that includes a substantial majority of Brazil’s top 500 corporations. Our data transmission services include the renting of high-speed data lines to businesses and to other telecommunications providers, satellite data transmission, Internet services, packet-switched data transmission, frame relay and message-handling systems. In November 2005, Embratel bolstered its offerings of value-added services through the acquisition of PrimeSys, a leading provider of managed telecommunication network operations and data outsourcing, for approximately U.S.$100 million. Data transmission services accounted for 26.4% of Embratel’s total net operating revenues in 2007, 27.5% in 2006 and 24.3% in 2005.

Embratel also operates a free Internet service provider called Click21, which provides us with an easily accessible channel for the marketing and sale of voice services to residential customers and small businesses. At December 31, 2007, Click21 had approximately 2.5 million subscribers, compared to approximately 1.8 million subscribers at December 31, 2006.

Data transmission services and rates are not regulated, though a license is required. See “—Regulation” for more information concerning regulation of our other operations.

In recent years, we have reduced rates per 64 Kbps billed-line equivalent, partly due to new technologies enabling telecommunications companies to provide more bandwidth capacity at lower costs and also in response to more competition in this market. In 2007, rates for 64 Kbps billed-line equivalents decreased by 22.3% on average, and in 2006 our rates for 64 Kbps billed-line equivalents decreased by 8.5% on average.

Local services

In the fourth quarter of 2002, Embratel began providing local telephony services, and in 2007 we served 415 Brazilian cities, including all major Brazilian metropolitan areas. We are the only local service provider present in all Brazilian states. Local services represented 14.9% of Embratel’s total net operating revenues in 2007, 11.1% in 2006, and 9.0% in 2005.

In December 2003, Embratel acquired Vésper S.A. and Vésper São Paulo S.A. and their subsidiaries, together Vésper, wireless local loop, local services and broadband data operators with operations in São Paulo and 16 other Brazilian states. This enabled us to further broaden and accelerate the rollout of our local service offerings. We market our local service to residential customers under the name Livre, which had 1.4 million users as of December 31, 2007, and our local service to business customers under the name VipLine.

We offer voice over Internet protocol, or VoIP services, to VipLine customers as well as under the name Net Fone via Embratel, in conjunction with Net. See “—Equity investment in Net Serviços de Comunicação S.A.”

Our local rates are affected by marketing and competition and vary by product. In 2005, we increased Livre local rates, on average, by approximately 39%. During 2006, we increased Livre rates, on average, by 4%, to remain competitive with other providers. During 2007, we increased Livre rates, on average, by 25%. Net Fone via Embratel rates have not changed since its launch in March 2006.

Satellite services

Through Embratel’s subsidiary Star One, we are Brazil’s leading provider of satellite solutions, including space segment provision, broadband and network services. Star One currently has five satellites in orbit. Star One’s fleet covers the entire territory of South America and part of Florida. We plan to launch an additional satellite during the second quarter of 2008. Star One also owns 11 transponders on board of NSS-10 (originally AMC-12, and referred to as Star One C-12) operated by SES New Skies. We own 80.0% of the capital stock of Star One; the remainder is owned by GE Satellites Holdings LLC. We include revenues from satellite services as revenues from corporate networks.

Star One’s principal customers include television broadcasters, cable operators, telecommunications service providers, and financial and governmental institutions. Star One also provides satellite services to the Brazilian military. A significant amount of Star One’s satellite capacity is leased directly to Embratel for its telecommunications services. Embratel’s telecommunications services use this capacity, together with equipment and software, to provide data, voice and other telecommunications services to our customers.

Other services

In addition to long distance, data transmission and local services, we provide other services including text, telex, sound and image transmission and maritime communications. We also provide call center services through BrasilCenter to related third parties, including the Brazilian subsidiaries of América Móvil that operate under the brand name Claro and our investee Net. The revenues from other services accounted for 3.6 % of Embratel’s total net operating revenues in 2007, 1.8% in 2006 and 1.8% in 2005.

Equity investment in Net Serviços de Comunicação S.A.

Embratel owns a non-controlling interest in Net, the largest cable television operator in Brazil. Net has grown substantially as a result of an increase in subscribers as well as the acquisition of Vivax S.A., or Vivax, in two steps in December 2006 and June 2007. As of December 31, 2007, Net had approximately 2.5 million pay television subscribers (a 16% increase over year end 2006), 1.4 million Internet broadband subscribers (a 65% increase over year end 2006) and 567,000 voice service subscribers (a 212% increase over year end 2006). Net had revenues of P.15,498 million and net income of P.1,069 million in 2007.

In addition to cable television services, Net also offers the Net Fone via Embratel voice service, integrated with video and broadband data services, as part of the triple play package provided jointly with Embratel. This service had approximately 561,000 subscribers as of December 31, 2007. The product, which uses VoIP technology, works like a conventional phone line and allows the user to make local, long distance and international calls to any telephone or handset, which calls are charged per minute and not by pulse. In addition, subscribers can apply their minimum monthly fee to make any type of call, including local and long distance calls and calls to mobile phones. This service is primarily directed to the residential market, and is offered with a minimum monthly subscription fee of R$24.90 per month. As of December 31, 2007, the service is available in 68 cities, including São Paulo, Campinas, Santos, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília.

Embratel’s total direct and indirect interest in Net is 35.1%. We originally acquired the interest in Net from Globo Comunicações e Participações S.A. and two related entities (together, Globo) in 2005 and increased it in successive transactions with Globo in 2006 and 2007, for an aggregate purchase price of U.S.$492.2 million. Our interest was subsequently diluted when Net issued shares to acquire Vivax.

A majority of the voting shares of Net is owned by GB Empreendimentos e Participações S.A., or GB. Globo owns a majority of the voting interests in GB. Globo also owns Net Brasil S.A., a company with which Net has (a) a long-term agreement to purchase Brazilian source programming and (b) a licensing agreement for the right to use the “Net” brand name through 2015.

Under current Brazilian law governing cable operators, Embratel is not permitted to control Net because Embratel is not under Brazilian control. If Brazilian law changes to allow Embratel to own a controlling interest in Net, Embratel (which currently owns 49% of the voting interests and all of the non-voting interests in GB) has the right to purchase an additional interest in GB to give it control of 51% of the voting shares of Net, and Globo has the right to cause Embratel to purchase such interest.

Direct billing and collections

We directly bill our telecommunications and related services, including collect-calling services and standard voice services, to a portion of our end-user customers. Direct billing results in the risk of bad debts. Since 2000, we have taken a number of measures to reduce our bad debt expense, including:

•

Co-billing. In 2002, Embratel implemented co-billing arrangements with three local operators to allow these operators to bill Embratel’s long distance calls originated by their local customers. In 2007, we had co-billing arrangements with approximately 15 operators, seven fixed operators and eight mobile operators. Since 2006, Embratel also has incoming co-billing service, which allows us to bill on behalf of other long distance operators for calls that originate on an Embratel local customer’s line.

•	Use of call centers. We make proactive use of our call centers in our collection efforts.

•

Collections system. In 2002, we implemented the CACS Telecom System, a simple, automated collections system that enables us to combine different collection strategies for different customer profiles. In 2007, we continued to implement improvement in collections systems, such as using collection letters that consolidate the debts of our corporate clients.

•

Anti-fraud system. This system is capable of monitoring 60 million call detail reports per day, including all local, domestic and international long distance traffic, and is capable of performing real-time call monitoring behavior analysis and scenario investigation, using artificial intelligence.

•	Use of third-party credit collection firms. We use third-party collection firms to collect overdue charges from our customers.

•

Customer Data System. In the third quarter of 2006, a new customer data system called CCC was implemented. The system allows for faster updating of information, flexibility in customer account structure, quality improvement and improved payment of taxes across the different Brazilian states.

Network and facilities

Embratel owns the largest long distance telecommunications network in Latin America and the largest network of broadband fiber optic transmission systems in Brazil. The network, which connects all of the regional fixed-line and cellular operators throughout Brazil, uses a 100% digital switching system for voice and data services, and packet-switched data transmissions in asynchronous transfer mode, or ATM, and frame relay networks for data and Internet access services. The domestic long distance and international transmission facilities extend to all 26 states and the Federal District of Brazil and include fiber optic, digital microwave, satellite and copper wireline networks.

Domestic long distance and local metropolitan network

We are the principal provider of high-speed data transmission and Internet service in Brazil, with the largest national network of fiber-optic transmission system. We have 36,000 kilometers of cable in a mesh network that has three or more outlets with a capacity of 963 Gbps. We use a 100% digital switching system for voice and data services, and we use packet-switched data transmissions in ATM, frame relay networks and Internet services. Our Internet backbone is the largest in Latin America with 65 Gbps capacity distributed in 1,200 POPs and 40 routing centers.

We have a local metropolitan digital fiber networks with 4,200 kilometers of cable in the main cities in Brazil and we offer direct wireline or wireless connections to businesses in those cities. We are implementing fiber extensions to commercial buildings connected to metropolitan rings, providing high quality direct connections. We have made the modifications necessary to enable our telephony networks to use Net’s coaxial cable networks to provide telephony services and we launched local telephony services for Net’s broadband customers.

We use long distance microwave systems, with a total range of 16,254 kilometers, in areas where installation of fiber cables is difficult. These long distance microwave links offer alternative routes to the fiber network. As a complement to the long distance microwave and fiber networks, we also use five satellites to provide services to remote locations within the country.

We offer local telephony services to our residential customers using the Code Division Multiple Access (CDMA) digital wireless technology. We also provide wireless broadband services in selected areas in the city of São Paulo using CDMA 1xRTT technology.

We have licenses to use the 3.5 GHz frequency with nationwide coverage for the implementation of WiMax technology, which we plan to introduce in 2008 with the goal of providing new service options and access cost reductions via wireless broadband transmission to the homes and offices of our customers.

International network

Embratel’s submarine cable network reaches all continents through 18 different cable systems in which it has various ownership interests. Also, Embratel participates in the Telmex International Regional Network to offer seamless solutions for the most important countries of North and South America. To complement and diversify the international network and increase its global service capacity, Embratel leases satellite capacity from international satellite systems in a cost-effective manner. The International Internet Backbone has 6.9 Gbps of capacity with transmission diversity, providing highly reliable international Internet Protocol, or IP, services to our customers.

Satellite infrastructure

Star One currently operates an earth station in Guaratiba, located in the state of Rio de Janeiro. This station, activated in 1985, is ISO certified and controls the operations of its Brasilsat B-1, B-2, B-3 and B-4 satellites and its Star One C-1 satellite. Embratel has a back-up satellite earth station in Tanguá, also in the state of Rio de Janeiro. Both earth stations are used for satellite operations and control as well as for satellite communications. A third earth station, Mosqueiro, is located in the north of Brazil.

Satellites have a contractual life, based on the expected duration of the satellite’s fuel. We have a program to replace satellites that are nearing or have reached the end of their contractual lives. In November 2007, Star One launched the Star One C-1 satellite to replace the Brasilsat B-2 satellite. Star One C-1 is the first of the new generation of “C” satellites, providing coverage over South America and part of Florida. Brasilsat B-1, which covers all of Brazil, reached the end of its contractual life in September 2006 and was replaced, on an interim basis, by Brasilsat B-4. We expect Star One to launch Star One C-2 during the second quarter of 2008 in order to permanently replace Brasilsat B-1. Star One C-2 will provide coverage over Brazil, South America, Mexico, the west coast of the United States and part of Florida. In 2007, the Brasilsat B-1 was placed in inclined orbit mode and the Brasilsat B-2 is expected to be operating in inclined orbit during the second quarter of 2008. The contractual life of Brasilsat B-3 is until October 2010.

The overall cost of the Star One C-1 was U.S.$278.7 million, U.S.$185.2 million of which has been financed under a credit agreement supported by the French export credit agency (COFACE – French Foreign Trade Insurance Company). The cost of the Star One C-2 is estimated to be approximately U.S.$190.0 million, U.S.$136.5 million of which is being financed under a credit agreement also supported by COFACE.

Competition

The strongest operators in Brazil’s telecommunications market are the companies that were split off from Telebrás, the former government-owned telephone company, upon its privatization. These companies include Telefónica S.A., or Telefónica, Brasil Telecom S.A., or Brasil Telecom, and Oi Participações S.A., whose service in Brazil is under the brand name Oi, and Embratel. Following the breakup and privatization of Telebrás, three “mirror companies” were created by the auction of mirror licenses to provide local services over public switched networks in the same geographic areas served by the incumbent carriers. In 2003, Embratel acquired Vésper S.A. and Vésper São Paulo S.A., two of the three mirror companies. Global Village Telecom holds the third mirror license for local service. In the case of domestic and international long distance service, our competitor Intelig holds a mirror license.

Since 2002, the Brazilian federal government has authorized Anatel to grant an unlimited number of authorizations for the provision of any type of telecommunications service. Embratel was granted a nationwide license in August 2002 to provide local telephone service after it met certain universal service requirements.

Our principal competitors in Brazil vary by region and type of service. In northern and eastern Brazil, we compete primarily with Oi and CTBC Telecom for local services and Oi and Intelig for long distance services. In São Paulo, we compete primarily with Telefónica for local services and Telefónica and Intelig for long distance services. In southern and western Brazil, we compete primarily with Brasil Telecom and Global Village Telecom for local services and Brasil Telecom and Intelig for long distance services. There are no official statistics we can use to determine our market shares, but we prepare estimates based on public reports of revenues. In local service, market shares vary by area, but for the total nationwide market we estimate that in 2007 our share was between 5% and 6%, while Oi and Telefónica each had more than one-third of the total market for local service and Brasil Telecom had nearly one-quarter. In long-distance service, we estimate that in 2007 Embratel had (a) approximately 40% of the market in northern and eastern Brazil (with Oi having the balance); (b) approximately 38% of the market in São Paulo (with Telefónica having the balance) and (c) approximately 32% of the market in southern and western Brazil (with Brasil Telecom having the balance).

In addition, we have experienced competition for the provision of international long distance service from companies outside Brazil known as telephone service resellers. Telephone service resellers provide customers with lower international rates by offering international long distance voice services using data protocols in Brazil. Initially, these companies provided services without the required public telephony authorizations from Anatel. However, as licenses have become available, several of these companies have acquired them and become regulated providers.

Regulation

The Brazilian Telecommunications Law (Lei Geral das Telecomunicações Brasileiras) provides a framework for telecommunications regulation. Pursuant to Article 8 of the Telecommunications Law and Decree No. 2,338 of October 7, 1997, the primary regulator of Embratel is Anatel. Anatel has the authority to propose and issue regulations that are legally binding on telecommunications services providers. Any proposed regulation of Anatel is subject to a period of public comment, which may include public hearings. Anatel’s actions may ultimately be challenged in Brazilian courts.

Concessions and authorizations

Embratel holds a domestic long distance concession and an international long distance concession, as well as authorizations to provide local and satellite services. Embratel’s concession for the provision of domestic and international long distance service was renewed on December 22, 2005, and will expire on December 31, 2025. Anatel’s regulations provide for possible revision every five years to take into account changed conditions and reconsider universal service obligations and quality targets. The initial grant of the concession to Embratel did not require payment of a fee. Beginning January 1, 2006, however, Embratel is required to pay a fee every two years during the term of the concession equal to 2% of the annual net revenues from the provision of long distance services in the prior year (excluding taxes and social contributions).

Under the terms of the concession agreements effective January 1, 2006:

•	All operators to provide co-billing under equal treatment terms. The terms governing co-billing have been established through a public comment process.

•	Since April 2006, new regulations guarantee effective accounting separation for each service.

•	The General Plan of Competition, introduced in the concession and pending promulgation by Anatel, will set forth rules designed to enhance competition in the local fixed switched telephony market.

Satellite services

Star One’s authorizations for satellites B-1, B-2, B-3 and B-4 were renewed for 15-year terms in December 2005. Star One’s authorizations for satellites C-1 and C-2 were granted in 2003, and each has a 15-year term. Anatel has also granted Star One 15-year authorizations for two new satellites in 2006 and 2007.

Obligations of telecommunications companies

Service and quality targets

Since the privatization of the Brazilian telecommunications system, concessionaires have been required to meet certain universal service and quality targets. Failure to meet these targets carries the possibility of fines and penalties from Anatel.

As provided for in the concession and the General Plan of Telephony Universalization Goals, Embratel installed 1,618 public pay telephones to promote universal service.

Telecommunications providers are subject to the quality targets set forth in the new General Plan on Quality. This plan sets forth a series of service quality obligations that are incorporated into the concessions.

Failure to fulfill our quality of service obligations could lead to the imposition of fines and penalties on Embratel by Anatel. There are a variety of external factors that may impede our ability to fulfill our obligations. Because Embratel’s network connects with those of regional fixed-line operators, regional cellular operators and foreign operators, the quality of service it provides may also be significantly affected by the quality of the networks on which calls originate or terminate.

Interconnection

All telecommunications networks are required to provide interconnection upon request. While the terms and conditions of interconnection are negotiated between the parties, interconnection tariffs are subject to a price cap established by Anatel. Rates below the cap may be freely negotiated between the parties. If a company offers an interconnection tariff below the price cap, it must offer that price to any other party requesting interconnection on a non-discriminatory basis.

Co-location

Co-location means that a party requesting interconnection may place its switching equipment in or near the local exchange of the network operator whose network the requesting party wishes to use and may connect to the network at this point of presence. Co-location arrangements are currently negotiated directly by the parties. Anatel declared that co-location of network elements and services by operators that provide network elements and services is obligatory according to the regulation currently in place. However, the regulation does not determine which network elements and services are to be co-located or how co-location should occur.

Unbundling

In May 2004, Anatel issued an order establishing rules for unbundling of local telephone networks, which requires the three main incumbent telecommunications service providers (Oi, Brasil Telecom and Telefónica) to make their networks available to other providers, including Embratel. The unbundling order also establishes a time by when service providers must comply with the order to provide these services and addresses related matters such as co-location space requirements. However, Anatel has not yet set final unbundling rules or fixed rates for full unbundling.

Number portability

Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same telephone number. Although full implementation will not occur until March 2009, operators have already started implementation activities.

Rates

Embratel’s concession establishes a mechanism of annual rate adjustment, based on rate baskets and an adjustment for inflation. Anatel defines rate baskets for local, domestic long distance and international long distance services. While Anatel caps the weighted percentage increase for the entire basket, tariffs for individual services within the basket may be increased at Embratel’s discretion. Rates for data transmission services are not regulated.

Under the concession contracts, the X Factor, which is applied to public rates, and is used to adjust downward the inflation-adjusted price cap to ensure productivity gains, will no longer be pre-set. Instead, Anatel will calculate productivity factors for each concessionaire. For Oi, Brasil Telecom and Telefonica, Anatel will derive an average after calculating these productivity factors. If the concessionaire’s productivity factor exceeds the sector average, then its own productivity factor will apply. If the concessionaire’s productivity factor is lower than the sector average, the average productivity factor will apply. Since Embratel’s business profile is different from that of the other concessionaires, its own productivity factor will apply to its rate increases. According to the current legislation, only half of the productivity adjustment will be transferred to the consumer while the rest remains with the concessionaire.

Network usage charges or interconnection rates

Other telecommunications companies that wish to interconnect with and use Embratel’s network must pay certain fees, including a network usage fee. The network usage fee is subject to a price cap set by Anatel. The price cap for the network usage fee varies from operator to operator based on the underlying cost characteristics of each company’s network. The fee is charged on a per distance and/or per minute of use basis that represents an average charge for a basket of network elements and services.

Taxes and duties on telecommunications services

In addition to the taxes described under “Item 5,” the cost of providing telecommunications services includes a variety of taxes and duties.

State taxes and duties

The principal tax imposed on telecommunications services is a state-level value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços (ICMS). Each Brazilian state imposes its own tax rate on gross revenues derived from telecommunications services, which varies from state to state and averages 26%.

Federal taxes and duties

The principal taxes collected on gross revenues include:

•	Programa de Integração Social (PIS). PIS contributions are applied at a rate of 0.65% on gross revenues derived from telecommunications services.

•	Contribuição para Financiamento da Seguridade Social (COFINS). COFINS contributions are applied at a rate of 3.0% on gross revenues derived from telecommunications services.

The principal taxes collected on net revenues include:

•

Fundo de Universalização dos Serviços de Telecomunicações (FUST) and Fundo para o Desenvolvimento Tecnologico das Telecomunicações (FUNITEL) taxes. These taxes are applied at a rate of 1% and 0.5% of net revenues, respectively.

•

Concession fee. Embratel is required to pay a fee every two years during the term of the concession equal to 2% of the annual net revenues from the provision of long distance services in the prior year (excluding taxes and social contributions). See “—Regulation—Concessions and authorizations.”

OPERATIONS OUTSIDE BRAZIL

We provide telecommunications services in Colombia, Argentina, Chile, Peru and Ecuador. We offer cable or satellite television in Colombia, Chile, Peru and Ecuador. Our yellow pages operations are carried out in Mexico, the United States, Argentina and Peru.

Colombia

We operate in Colombia through Telmex Colombia, S.A., or Telmex Colombia, and several other subsidiaries that we have acquired beginning in 2006. Revenues from our Colombian operations in 2007 amounted to P.2,695 million, of which pay television services constituted 34%, data 28%, Internet access 27%, voice services 5%, other services 3% and value-added services 3%. Of our total Colombian revenues in 2007, 61% was generated by cable television subsidiaries.

The main telecommunications regulatory authority in Colombia with respect to cable and broadcast television is the National Television Commission; the main regulatory authorities with respect to other telecommunications services are the Communications Ministry and the Telecommunications Regulatory Commission. Our main competitors in Colombia are Telefónica Telecom (a subsidiary of

Telefónica, S.A.) Empresa de Telecomunicaciones de Bogotá S.A. E.S.P. – ETB and EPM Telecomunicaciones S.A. E.S.P., all of which offer fixed-line telephone service, Internet access, data services and cable television.

Telecommunications

Through Telmex Colombia, we provide business and residential services to customers by means of a metropolitan and inter-city fiber optic network. We provide cable television services, data and Internet access services, local, domestic and international long distance service, value-added services and video conferencing. At the end of 2007, Telmex Colombia was the first company that was not an incumbent operator to obtain a concession to provide long distance services.

Telmex Colombia provides services to the corporate segment and to small and medium sized businesses. Data and Internet solutions represent 55% of our total revenues in Colombia. During 2007, we continued the expansion of the metropolitan fiber optic network to improve quality in Colombia and provide more comprehensive coverage for our business customers, reaching 22 major cities with 5,400 km of cable that permits outflow to submarine cables. Growth in our small and medium sized businesses segment has resulted from the sales of broadband Internet service packages as well as an increase in service, due to our expansion from two local interconnected cities in 2006 to six interconnected cities in 2007. At year-end 2007, Telmex Colombia had 12,843 local telephone lines, a 157% increase compared to 5,000 lines at year-end 2006.

Cable Operations

Through our newly acquired cable television subsidiaries, we offer pay television, broadband Internet access with speeds from 150 Kbps to 4 Mbps, voice services in local fixed telephony and value-added services associated with VoIP, such as three-way calling, voicemail and caller identification. As a result of these acquisitions, we have coverage in 188 cities and towns, including the country’s major population centers, such as Bogotá, Medellin, Cali, Barranquilla, Bucaramanga, Cúcuta, Cartagena, Ibagué, Manizales, Pereira and Armenian. We had 4.1 million homes passed with our network across the country in 2007, an increase of 456% as compared to 2006, due mainly to our acquisitions. We estimate that our operations account for approximately 52% of the pay television market, 23% of the broadband Internet market and 2% of the local fixed telephony market based on number of subscribers in Colombia.

Of our total network, 27.3% of the capacity is bidirectional, meaning that data flows to and from the customer, allowing us to provide triple play services. In the key cities of Bogotá, Medellin and Cali, which represent more than 39% of Colombia’s population, 36.7% of our network in these markets is bidirectional. At the end of 2007, we had 98,000 triple play customers in Colombia.

We entered the cable television business beginning in 2006, and made the following acquisitions:

•	In October 2006 we acquired a 99.2% stake in Superview, a cable television provider in Bogotá, for U.S.$37 million.

•

In March 2007, we acquired 100% of TV Cable S.A. and its subsidiary, TV Cable Comunicaciones S.A. E.S.P., which provide cable television, Internet access and voice services in Bogotá and Cali, for U.S.$123 million.

•

In March 2007, we also acquired 100% of Medellin-based TV Cable del Pacífico S.A. E.S.P., or Cable Pacífico, a cable television and broadband Internet access provider with operations in nine departments of Colombia, for U.S.$113 million. In November 2007, TV Cable S.A. merged with Cable Pacífico, and the surviving company changed its name to Telmex Hogar S.A.

In October 2007, through our subsidiaries we acquired for U.S.$345 million (subject to adjustment) several Delaware companies which in turn owned 100% of the assets and a portion of the liabilities of:

•

Unión de Cableoperadores del Centro, Cablecentro S.A., or Cablecentro (now operating as Network and Operation S.A.), a cable television services provider from which we also acquired 100% of its cable television subscribers;

•	Megainvest Ltda. (now operating as Megacanales S.A.), which produces content for cable television; and

•	Comunicaciones Ver TV, S.A. (now operating as The Now Operation S.A.), which publishes a television programming magazine.

In February 2008, after receiving approval of the Colombian competition authority, we acquired 100% of Cablecentro’s Internet subscribers.

In October 2007, we acquired for U.S.$51 million the subscribers, assets and a portion of the liabilities of Satelcaribe S.A. (now operating as Cablecaribe S.A.), a cable television services provider.

We plan to expand further, having agreed in February 2007, subject to regulatory approval, to acquire the subscribers, assets and a portion of the liabilities of Teledinámica S.A., Organización Dinámica, S.A. and Telebarraquilla S.A., cable television and Internet access providers in Barranquilla, for U.S.$31 million.

Argentina

In Argentina, we operate through Telmex Argentina S.A., or Telmex Argentina. As part of a corporate restructuring in 2007, Telmex Argentina absorbed our subsidiaries, Techtel LMDS Comunicaciones Interactivas S.A. and Metrored Telecomunicaciones S.R.L. In October 2007, we acquired 100% of Ertach S.A., or Ertach, for a purchase price of P.297.7 million (U.S.$28 million). This acquisition is subject to the authorization of Argentina’s competition commission.

In 2007, 42% of the company’s operational revenues in Argentina were attributable to voice services, 40% was related to data and Internet services, 10% was related to E-Business hosting and the remaining portion was related to other services.

Telmex Argentina provides data, Internet access and local and long-distance voice services to corporate and residential customers in Argentina, operates fiber optic rings in metropolitan areas, provides “last-mile” access to reach its customers and offers data administration and hosting through two data centers. We have also developed a new wireless network using pre-WiMax technology in the 3.3 GHz frequency band to provide wireless telecommunications services to small and medium-sized businesses. Telmex Argentina also provides a print and Internet yellow pages directory. See “—Yellow Pages Business.” Ertach provides Internet access and data and voice services through a wireless network integrating Wireless Local Loop (WLL) and WiMax technologies over the 3.5 GHz frequency band. Ertach’s network covers more than 160 cities and towns in Argentina.

Telmex Argentina operates a local point-multipoint distribution service, or LMDS, and fiber optic network in Argentina, and provides voice, data, video and other telecommunications services. LMDS is a wireless service using radio signals to transmit voice, video signal transportation and data. Telmex Argentina also operates an international information center that monitors the services it provides to its international customers located throughout Latin America, which further improves service quality.

Telmex Argentina has a fiber optic network of over 8,500 km that covers many major cities in Argentina and reaches approximately 53% of the population. The voice network covers approximately 80 interconnected cities. During 2007, we built more than 800 km of fiber optic lines as part of a nearly 1,000 km project that will connect the major cities of the northeastern region of Argentina. Telmex Argentina also began laying fiber optic lines that will eventually connect operations in Argentina and Uruguay.

The main telecommunications regulatory authorities in Argentina are the Secretary of Communications (Secretaría de Comunicaciones) and the Communications Commission (Comisión de Comunicaciones), both under the authority of the Ministry of Federal Planning, Public Investment and Services of the National Government. Telefónica de Argentina S.A. and Telecom Argentina S.A. are Telmex Argentina’s main competitors. Several new entrants in the Argentine telecommunications market, such as Global Crossing S.A., Comsat S.A. and NSS S.A., also compete with Telmex Argentina in fixed-line telephones, public telephones and data and Internet access services.

In the second half of 2006, we began renegotiating the conditions of our interconnection contracts with the incumbent operators in Argentina, Telefónica de Argentina S.A. and Telecom Argentina S.A. These contracts regulate the terms and conditions of interconnection for local and domestic and international long distance telephony between telecommunications operators. We have requested the Secretary of Communications to make a determination as to interconnection rates.

Since June of 2007, we are required to pay a fee to the Universal Fund (Fondo Fiduciario del Servicio Universal), which is used to give underserved persons access to telecommunications services. This requirement requires that all telecommunications operators pay 1% of their revenues, determined after certain deductions.

Chile

We started operations in Chile in February 2004, with the acquisition of all of the assets of AT&T Latin America Corp., including AT&T Chile Holding S.A., renamed Telmex Chile Holding S.A., or Telmex Chile, which was organized as Telmex’s holding corporation in Chile. Additional acquisitions include the following:

•

In April 2004, we acquired approximately 40% of Chilesat Corp. S.A., or Chilesat, for P.619 (U.S.$47 million) and subsequently increased our interest to 99.3%. Thereafter, Chilesat’s name was changed to Telmex Corp. S.A., or Telmex Corp.

•

In August 2007, we acquired 100% of Zap Television Directa al Hogar Ltda., now operating as Telmex TV S.A., for P.57.4 million (U.S.$4.8 million). Telmex TV S.A. provides pay television services in Chile through satellite technology DTH (Direct to Home), which provides coverage throughout the entire Chilean territory.

Of our revenues from Chilean operations in 2007, 63.9% was attributable to voice services, 33.8% to data and Internet access services and the remainder to other services. In 2007, we estimate Telmex Corp. and Telmex Chile together had a market share of 31.4% in the domestic long distance market and approximately 16.6% in the international long distance market in Chile, based on revenues.

Telmex Chile is a provider of advanced telecommunications services. To business customers in Chile, we provide data transmission, long distance and local telephony, private telephony, virtual private and long distance networks, dedicated Internet access and high capacity media services. We also offer other advanced services, such as network administration, videoconferencing, virtual PABX, Internet hosting as well as data center and contact center services and electronic billing, among others. In March 2007, Telmex Chile began to provide service to the small and medium sized businesses market, offering packaged WiMax technology. By December 2007, we had more than 10,000 broadband and telephony clients in this market, presenting an opportunity to introduce a multi-service package that includes broadband and Internet access services and different voice service for small and medium sized business.

In the residential market, Telmex Chile has expanded its focus from long distance services (where we have more than a third of the market), to services based on connectivity that utilize the WiMax network, with broadband, local telephony and pay television via satellite (DTH). As of December 31, 2007, we served 67,000 clients, representing 6% of the pay television market in Chile.

Our fiber optic network covers more than 4,600 kilometers of continental Chile, from Arica to Santiago, Santiago to Valparaiso and Santiago to Valdivia. In the southern regions of Chile and Isla de Pascua, we use a satellite platform. We also own and operate metropolitan fiber networks covering Santiago and Chile’s other major cities. In 2005, we introduced the first commercial 10-gigabit Metro Ethernet network in Santiago, which enables our network to offer integrated Internet Protocol, or IP, services to the corporate market, including VoIP services. During 2007, we expanded our Metro Ethernet infrastructure to offer services supported by DWDM technology, which is able to reach a maximum capacity of 400 Gbps. In addition to services supported by these technologies, we offer services through WiMax, xDSL, VSAT and SCPC among others. Local telephony services are provided in the 24 primary population centers.

The General Telecommunications Law of 1982, as amended, established the legal framework for the provision of telecommunications services in Chile. The law established the rules for granting concessions and permits to provide telecommunications services and for the regulation of rates and interconnection. The main regulatory agency of the Chilean telecommunications sector is the Ministry of Transportation and Telecommunications, which acts primarily through the Undersecretary of Telecommunications, or Subtel. We hold licenses to provide local fixed and wireless service in the 3.4 to 3.6 GHz frequency band throughout the country, domestic long distance and international long distance service, data services and value-added services.

We face competition in all of our business segments, and we compete with Telefónica CTC Chile (indirectly owned by Telefónica S.A.), Entel S.A. and five other carriers. This competition has been vigorous mainly in the corporate telecommunications market and in the international and domestic long distance markets since the implementation of the multicarrier system, which requires local telephone companies to provide facilities that allow long distance carriers to access the local telephone network on an equal basis. In pay television, we face a competition from VTR, Telefónica, Direct TV and other minor competitors.

Peru

Through Telmex Perú, S.A., we provide data, Internet access, fixed-line telephony (including domestic and international long distance), public telephony, and Internet hosting services. We serve corporate customers and residential customers in Lima and the interior of Peru through a fiber optic network and a last-mile wireless network in the 3.5 GHz band. In 2006, we extended our yellow pages directory operations to Peru. See “—Yellow Pages Business.” Of the revenues from our Peruvian operations in 2007, 48.5% was attributable to voice services, 34.4% to data and Internet access services, 5.6% to cable television and the remainder to other services.

In 2006, we acquired concessions to provide wireless access services in the 3.5 GHz band in Lima and eight provinces in Peru. We implemented 85% of the wireless access platform and began offering the services during the fourth quarter of 2006. In five provinces, the platform functions in the 10.5 GHz band, providing point-to-point access capabilities. This platform allows us to broaden our service offerings to small and medium-sized business customers and expand our metropolitan network coverage.

In 2006, we also completed our local Ethernet Metro Network installation plan, with 16 access nodes in Lima and eight outside of Lima, of which two are in the Amazon region, enabling us to offer higher data transport service quality as well as managed and value-added services to our customers. In addition, we completed the SDH Network for Metropolitan Transport in Lima, consisting of one main and five secondary rings.

In March 2007, we acquired 100% of Boga Comunicaciones S.A., or Boga, a cable television provider with operations in Lima and Chiclayo, for P.284.6 million (U.S.$25 million). In July 2007, we also acquired, through Boga, the assets of Virtecom S.A., a cable television company with a network that passes through residential areas in Lima, for U.S.$2 million. These combined networks are expected to pass 300,000 homes and will serve as the basis for providing double and triple play services in Peru.

We have completed the second expansion phase of our WiMax technology in Lima, which is similar to that in other provinces, using CDMA 450 MHz. We believe this will allow us to offer Internet packages and fixed telephony geared toward the small and medium sized businesses market.

The main telecommunications regulatory authorities in Peru are the Regulatory Body for Private Investment in Telecommunications (Organismo Regulador de la Inversión Privada en Telecomunicaciones, or OSIPTEL) and the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones). Telefónica del Peru S.A., an affiliate of Telefónica, S.A., is our main competitor in fixed-line telephony, public telephony, data and Internet access services. Americatel Peru S.A., an affiliate of Telecom Italia, also competes with us in the fixed-line long distance market.

United States

Our yellow pages directory operations in the United States are described under “—Yellow Pages Business.”

Ecuador

In March 2007, we acquired 100% of Ecuadortelecom S.A., or Ecutel, for P.270.7 million (U.S.$24 million). Ecutel holds a concession to offer fixed-line telephony (including long distance), public telephony and data transmission services as well as a license to use the 3.5 GHz frequency band, which enables the deployment of WiMax technology. Our operations in Ecuador are substantially under development, though we plan to focus on offering our services to small and medium sized businesses as well as corporate customers.

We currently offer pre-WiMax, local and long distance telephony and Internet access in Guayaquil and Quito. In the fourth quarter of 2007, we began to construct an HFC network to provide triple play services, which will primarily be offered to small and medium sized businesses and residential customers.

YELLOW PAGES BUSINESS

We offer yellow pages directory services in Mexico, the United States, Argentina and Peru. In Mexico, we operate our yellow pages business through Anuncios; in the United States, we operate through Sección Amarilla USA; in Argentina, Telmex Argentina provides services in Buenos Aires under the name Páginas Telmex; and in Peru, Telmex Perú provides services in the department of Lima y Callao under the name Páginas Telmex. In all of these markets, we provide print and digital products and services.

Print directories

We primarily provide yellow pages directories, and through an arrangement with Telmex, we also provide a white pages directory in Mexico.

Yellow pages

We offer two types of printed yellow pages directories: a complete yellow pages book and a two-column hand directory. The smaller edition is a complement to the larger book, and contains similar information. Basic listing in our yellow pages directories is provided at no charge and includes the name, address and telephone number of the business according to its classification. In addition, we sell paid advertising space on an annual basis in our directories and offer various advertising options to our clients. Directories are published on a 12-month cycle, with staggered publication times. We outsource the printing of our directories. In 2007, we produced approximately 18.3 million directories in Mexico (including white pages directories), 2.8 million in the United States, 800,000 in Argentina and 650,000 in Peru.

In Mexico, we have over 100 years of history of providing telephone directories under the brand name Sección Amarilla. In 2007, we published and distributed 127 directories covering different cities and regions within the country. In most cases, we combine yellow and white pages directories in the same book, and these are provided at no cost to fixed telephone line users. In Mexico’s three largest cities, Mexico City, Guadalajara and Monterrey, the yellow pages and white pages are provided in separate books.

In the United States, we began our directory business in October 2006 following our acquisition of an 80% interest in Cobalt Publishing LLC. Subsequent to the acquisition, Cobalt Publishing LLC was renamed Sección Amarilla USA LLC, or Sección Amarilla USA. Sección Amarilla USA publishes Sección Amarilla, a Spanish-language telephone directory with circulation in 19 states, of which our largest offerings are in California, Florida, New York and Texas, and through the Internet. Whereas Sección Amarilla offered 15 directories in 2006, most of which were published before we acquired Cobalt Publishing LLC, we offered 47 directories in 2007 and expect to offer 105 in 2008. In the United States, we identify Spanish-speaking zones and distribute our directories without charge to our advertisers and residents in these areas.

In Argentina and Peru, we began publishing yellow pages directories in 2007. Thus far, we have only offered one directory in each country.

White pages

As a service to Telmex, we publish and distribute white pages directories in exchange for a fixed fee pursuant to our long-term contract with Telmex.

Internet yellow pages directory

In 1997, Anuncios began providing electronic directory services by establishing the Sección Amarilla website on the Internet (www.seccionamarilla.com). The web pages provide access to the information published in the print directories. The websites for Mexico, the United States, Argentina and Peru are similar and enable searches by geographic location, classification or business name. Maps accompany search results showing where a business is located. Beginning in 2001, we began selling advertising on our website.

In Mexico, our website had 17.6 million visits in 2007, an increase from the 16.3 million in 2006 and 15.0 million in 2005. Over the same period, page views of our website increased to 271.1 million in 2006 from 134.0 million in 2005, but decreased to 145.0 million pages views in 2007. The increase in page views from 2005 to 2006 resulted from a joint venture between Telmex and the Microsoft website (Prodigy MSN). Page view reduction in 2007 resulted from an improvement to our search engine, making searches more efficient.

SMS text-messaging services

We offer short text messaging (SMS) services to our customers. Through this service, potential clients of our advertisers can search for and access information through their mobile phones.

Advertising sales and marketing

We derive our revenues through the sale of print and electronic advertising. We sell a majority of our advertisements directly. Customers can advertise in a single directory, though some of our larger customers have national accounts in which they advertise throughout all directories in the territory. Print directory advertising remains the most important source of revenue, though increased access to the Internet might shift this result in the future.

Access to Telmex customer data base

We have a long-term, arm’s length arrangement with Telmex whereby we have access to the Telmex customer database for a fixed fee.

Competition

In Mexico, we are the main provider of yellow pages directories. In the United States, in many of our markets we are the only directory published in the Spanish language. Nevertheless, the U.S. directory advertising industry is highly competitive. We also compete with other types of media, including television broadcasting, newspaper, radio, direct mail, search engines and other Internet yellow pages.

CAPITAL EXPENDITURES

The following table sets forth in constant pesos as of December 31, 2007, our capital expenditures for each year in the three-year period ended December 31, 2007.

	Year ended December 31,
	2007		2006		2005
	(millions of constant pesos as of December 31, 2007)
Access, infrastructure and local services	P.	3,508	P.	1,680	P.	2,043
Network infrastructure		4,359		2,291		2,001
Data services		3,592		2,640		2,546
Satellite investments		775		1,602		2,049
Other		570		606		613

Total capital expenditures	P.	12,804	P.	8,819	P.	9,252

Our capital expenditures increased by 45.2% in 2007, due primarily to our acquisition of cable operations in Colombia. In 2007, our consolidated capital expenditures totaled P.12.8 billion (U.S.$1.09 billion). Of our consolidated capital expenditures, our Brazilian operations represented 61.2% (P.7.8 billion or U.S.$721 million) and the remainder of our Latin American operations represented 38.3% (P.5.0 billion or U.S.$369 million).

We have budgeted capital expenditures in an amount equivalent to approximately P.12.5 billion (U.S.$1.1 billion) for the year 2008, including P.6.0 billion (U.S.$531 million) for Brazil, and P.6.5 billion (U.S.$572 million) for our other operations in Colombia, Argentina, Chile, Peru, Ecuador and the United States. Budgeted capital expenditures for 2008 exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions. Our budgeted capital expenditures are financed through operating cash flows and limited borrowing.

PLANT, PROPERTY AND EQUIPMENT

Our principal properties consist of the networks located in the South American countries in which our subsidiaries operate, including broadband fiber optic transmission systems, digital switching systems, cable television networks, a satellite network, submarine cables and related real estate. As of December 31, 2007, the net book value of our plant, property and equipment was P.50,494 million (U.S.$4,647 million).

Embratel’s properties comprise a majority of our plant, property and equipment and are located throughout Brazil, providing the necessary infrastructure to support local, nationwide long distance and international telecommunications. We conduct the majority of Embratel’s management functions from Rio de Janeiro, and Embratel owns and leases office space in other cities, including São Paulo, Porto Alegre, Belo Horizonte, Curitiba, Brasília, Salvador and Belém. Embratel’s network facilities are in good condition and are suitable to support the wide array of advanced communications services that we provide. Through Star One, Embratel also owns properties related to its space services, consisting primarily of satellites, along with miscellaneous administrative assets held by Star One.

Our properties located in Colombia, Argentina, Chile, Peru and Ecuador consist of transmission and switching networks with coverage in major cities, as well as administrative and customer service offices. Additionally, we have a cable television network in Colombia and Peru and a satellite television network in Chile. For our yellow pages business, we have administrative and customer service offices in Mexico and the United States.

THE ESCISIÓN

The shareholders of Telmex decided to establish Telmex Internacional as a separate, publicly traded company to hold the shares of subsidiaries engaged in non-Mexican business and of subsidiaries engage in the yellow pages business. The primary purposes of the Escisión were:

•

to allow each company to operate more efficiently and at the right scale, in Mexico and abroad, in order to allow each of them to operate autonomously for administrative, commercial and financial purposes;

•	to improve the competitive position of each company; and

•

to tailor further the operations of Telmex in the Mexican telecommunications market, distinguishing its operations in the middle- and high-revenue markets, in which there is competition, from the low-revenue and rural markets, in which there is no competition.

The Escisión that established Telmex Internacional was conducted using a procedure under Mexican corporate law called escisión or “split-up.” In an escisión, an existing company is divided, creating a new company to which specified assets and liabilities are allocated. The shares of the new company are issued to the shareholders of the existing company, pro rata to their share ownerhip in the existing company. This procedure differs from the procedure by which a spin-off is typically conducted in the United States, where a parent company distributes to its shareholders shares of a subsidiary.

The Escisión was approved on December 21, 2007, by a single action of the shareholders of Telmex at an extraordinary meeting. The establishment of Telmex Internacional became effective on December 26, 2007 (the “Effective Date”), following certain corporate and administrative procedures relating to the shareholders’ resolution from the extraordinary meeting, including its registration with a Mexican notary public and in the Mexican Public Registry of Commerce as well as its publication in the Diario Oficial (Official Gazette).

In the Escisión, Telmex Internacional received the shares of an intermediate holding company called Controladora de Servicios de Telecomunicaciones , S.A. de C.V., or Consertel. Telmex Internacional itself did not receive any material assets other than the shares of Consertel, and it did not receive any liabilities. Consertel is the company through which Telmex previously held the shares of all its subsidiaries, and it underwent a separate escisión shortly before the Telmex Escisión, that left Consertel owning generally (a) the shares of Telmex’s subsidiaries operating outside of Mexico (directly or through intermediate holding companies), (b) the shares of the Telmex subsidiaries engaged in the Mexican yellow pages business (directly or through intermediate holding companies), and (c) liquid assets with a total value of approximately U.S.$2 billion (directly or through subsidiaries). All Consertel’s other assets and liabilities were conveyed to a new Telmex subsidiary. These consisted primarily of shares of subsidiaries and affiliate investees that were not transferred to Telmex Internacional, and certain related liabilities. All the businesses of Telmex Internacional are conducted by separate operating subsidiaries, and the continuity of existence of those entities was undisturbed by the Escisión.

Mexican law provides a mechanism for a judicial challenge to an escisión, but such a challenge must be brought within the period of 45 days following the registration of the new company created in the escisión. That period has now passed for both the Escisión and the earlier escisión of Consertel.

Mexican law also provides that if an obligation is assumed by the new company in an escisión, and the new company fails to perform, a claimant may make a claim against the old company for up to three years unless the claimant expressly consented to the escisión. Telmex Internacional received assets but no liabilities in the escisión, so Telmex Internacional itself does not have any obligations to which these provisions are applicable. Consertel, which is a subsidiary of Telmex Internacional, will be subject to the possibility that a claimant against the new Telmex subsidiary created in the Consertel split-up might seek to assert its claim against Consertel if that new Telmex subsidiary defaults. We consider the risk of such a claim to be remote, and Telmex has agreed to indemnify Telmex Internacional against any such claim.

The Escisión might have constituted or led to a default under some agreements of Telmex, Embratel and other subsidiaries that were transferred to us in the Escisión. Telmex and such subsidiaries obtained waivers or consents under all such agreements. The Escisión also required Telmex to obtain authorizations or approvals from, or otherwise to make submissions to, regulatory authorities in Mexico. All such proceedings have been completed.

Following the Escisión, there will be a variety of contractual relationships between Telmex Internacional and Telmex, both to accomplish the separation of the Escisión and to provide for ongoing commercial relationships. These include:

•	agreements relating to the implementation of the Escisión;

•	certain transitional arrangements that will continue while Telmex Internacional develops independent capabilities; and

•

completion of international traffic, publishing and distribution of telephone directories and access to Telmex’s customer database, and use of each other’s services, generally on terms similar to those on which each company does business with third parties.

See “Related Party Transactions” under Item 7.

Delivery of Telmex Internacional Shares

As of the Effective Date, the capital stock of Telmex Internacional was issued and outstanding and each holder of Telmex shares became the owner of an equal number of Telmex Internacional shares of the corresponding class. On a date shortly following the effectiveness of this registration statement (the “Share Delivery Date”), each outstanding instrument representing shares of Telmex will be exchanged for separate instruments representing shares of Telmex and shares of Telmex Internacional, respectively.

During the period from the Effective Date until the Share Delivery Date, the Telmex shares and the Telmex Internacional shares trade together on the Mexican Stock Exchange and clear together through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions (through which most beneficial owners hold their interest in Telmex and Telmex Internacional shares).

Beginning on or about the Share Delivery Date, we also expect that:

•	Telmex Internacional A Shares and L Shares will commence trading on the Mexican Stock Exchange.

•	Telmex A Shares and L Shares will trade on the Mexican Stock Exchange without the Telmex Internacional Shares.

Delivery of Telmex Internacional ADSs

Beginning on the Effective Date, each Telmex L Share ADS has represented, in addition to 20 Telmex L Shares, 20 Telmex Internacional L Shares, and each Telmex A Share ADS has represented, in addition to 20 Telmex A Shares, 20 Telmex Internacional A Shares.

We will enter into deposit agreements with JPMorgan Chase Bank, N.A., as depositary, providing for L Share ADSs, each representing 20 Telmex Internacional L Shares, and A Share ADSs, each representing 20 Telmex Internacional A Shares. We will arrange with the depositary to deliver Telmex Internacional ADSs to each record holder of Telmex ADSs following the Share Delivery Date. We expect that the Telmex Internacional L Share ADSs and A Share ADSs will commence trading on the New York Stock Exchange shortly after the Share Delivery Date. See “Trading Markets” under Item 9.

Persons holding Telmex ADSs through the facilities of The Depository Trust Company, or DTC, will receive Telmex Internacional ADSs by book entry only, through the facilities of DTC. Persons holding Telmex ADSs directly will receive the delivery of Telmex Internacional ADSs in the form of certificated American Depositary Receipts, or ADRs, representing Telmex Internacional ADSs by mail shortly thereafter. Persons holding Telmex ADSs through a broker or other securities intermediary should consult such broker or other securities intermediary concerning distribution of the Telmex Internacional ADSs.

Adjustments Related to the Escisión

Since the Escisión, Telmex has carried out repurchases of its shares. These transactions will reduce the number of outstanding shares of Telmex Internacional. The amount of the reduction is expected to be approximately 398,000,000 L shares and approximately 951,000 A shares as of May 26, 2008 and may increase as a result of further repurchases before the Share Delivery Date. The repurchase transactions will not reduce the assets of Telmex Internacional because, as contemplated in the December 21, 2007 shareholder decisions, in May 2008 the Telmex board of directors approved the transfer to us of an additional amount of approximately P.3,600 million.

Item 4A.	Not Applicable.

Item 5.	Operating and Financial Review and Prospects

Telmex Internacional is a Mexican holding company that was established in December 2007. Our operating subsidiaries were all owned by Telmex prior to our establishment, and they were transferred to us on December 26, 2007 in the split-up that we refer to as the Escisión. See “The Escisión” under Item 4. Telmex was engaged in the yellow pages business for many years prior to the Escisión, but all of our non-Mexican businesses that were previously conducted by Telmex were acquired by Telmex beginning in 2004. As a result, we are engaged through subsidiaries in telecommunications businesses in Brazil, Colombia, Argentina, Chile, Peru and Ecuador. Our subsidiaries are also engaged in the yellow pages business, primarily in Mexico with additional operations in the United States.

The following discussion should be read in conjunction with the financial statements and notes thereto included in this registration statement. Our financial statements for all dates and periods prior to our establishment have been prepared on a consolidated basis and include the historical operation of the subsidiaries transferred to us in the Escisión.

Our financial statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP. Note 20 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us, a reconciliation to U.S. GAAP of net income and total stockholders’ equity, and condensed financial statements under U.S. GAAP.

This registration statement also includes the financial statements of Net as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, because of the significance of our investment in Net under applicable rules of the SEC.

The presentation of our financial performance is extensively affected by the accounting effects of inflation and exchange rate variations. See “—Effects of Exchange Rate Variations” and “—Effect of Inflation Accounting” below.

Effects of the Escisión

As a result of the Escisión, we are now operating independently of Telmex for the first time. All our operating subsidiaries, however, were already separate prior to the Escisión. Our Mexican yellow pages business has operated separately from Telmex for many years, partly for Mexican regulatory reasons. Our non-Mexican businesses were all acquired since 2004 and, while they were extensively integrated with each other, they were not integrated with Telmex either operationally or administratively. Accordingly, we expect that in general our financial performance will not be materially affected by the separation from Telmex, and we believe that in general our historical combined financial statements for earlier dates and periods would not have been materially different if we had been separate from Telmex at those dates and in those periods.

In particular, we do not expect material differences in our cost structure to result from the Escisión. The costs and expenses we record at the level of the operating subsidiaries will not be affected by the separation from Telmex. At the holding company level, we will incur limited additional expenses to rent office space and for such administrative matters as the legal, accounting and finance functions, including paying fees to Telmex for administrative services during an initial period. We may also pay fees to Carso Global Telecom and AT&T for consulting and management services, as Telmex does, and in 2008 we have reimbursed Telmex U.S.$22.5 million of the amount it has paid Carso Global Telecom for such services in 2008. We do not, however, expect these expenses to be material to our commercial, administrative and general expenses, which were Ps.16,207 million in 2007. We did not allocate expenses of this kind to Telmex Internacional in preparing our audited consolidated financial statements.

Our costs of financing will also not be immediately affected by the separation from Telmex, because our indebtedness is at the subsidiary level and does not have credit support from Telmex. Similarly, we do not expect the separation to affect our liquidity. We cannot, however, be certain that in the future our subsidiaries, as part of a new and smaller group, will continue to have access to financing on equally favorable terms.

Effects of Exchange Rate Variations

Our financial statements are presented in Mexican pesos, but less than 10% of our revenues are from Mexico. In each jurisdiction in which we operate, we treat the local currency as the functional currency for accounting purposes because it is the currency of the primary operating environment for our segment in that jurisdiction. In Brazil in particular, the Brazilian real is the functional currency. As a result, under Mexican FRS, revenues originating in Brazil are first re-expressed for inflation in constant Brazilian reais at period-end, and then translated to pesos using the year-end exchange rate. If the Brazilian real appreciates against the peso from one year to the next, that will tend to increase our revenues as reported in pesos.

The movement of the Brazilian real against the peso has a significant effect on our financial performance, since the majority of our revenues (81.8% in 2007) are in Brazil and the real has appreciated substantially over the past several years. The value of one Brazilian real in Mexican pesos at the end of 2007 was 20.6% higher than at the end of 2006 and 11.2% higher than at the end of 2005. This tends to make our results, as reported in pesos, improve from year to year. However, the re-expression of financial statements from prior periods, as discussed below, tends to diminish this effect. In comparing our results for 2007 and 2006, the positive effect of the appreciation of the real was almost completely offset by the adverse effect of re-expressing 2006 results in 2007 constant pesos.

Exchange rate variations also affect our financial performance because of our U.S. dollar-denominated debt. We recognize an exchange gain or loss based on changes in the value of the U.S. dollar against the functional currencies of the primary operating environments of our subsidiaries that have debt denominated in U.S. dollars. Since most of our debt is in Brazil, the appreciation of the Brazilian real against the dollar has resulted in exchange gains, but these have been offset by fair value losses on the derivatives we enter into to convert our U.S. dollar exposure to Brazilian reais.

Effect of Inflation Accounting

Through the end of 2007, Mexican FRS required us to recognize certain effects of inflation in our financial statements. They also required us to re-express financial statements from prior periods in constant pesos as of the end of the most recent period presented. As discussed below, we do not expect that inflation accounting will be applicable in 2008.

Recognition of effects of inflation

All our financial statements and other financial information included in this registration statement recognize effects of inflation in accordance with Mexican FRS. The main inflation adjustments are as follows:

•

In general, nonmonetary assets are adjusted for inflation based on the consumer price index of the country in which the assets are located. This includes plant, property and equipment, inventories, and licenses and trademarks. For example, the carrying value of real property in our Brazilian operations is adjusted at the end of each period to reflect Brazilian inflation in that period, as measured by the Brazilian consumer price index.

•

A special rule applies to plant, property and equipment that was manufactured in a country other than the country in which the assets are located. Such assets are adjusted for inflation based on the consumer price index of the country of origin, and then converted into the currency of the country in which the assets are located using the exchange rate at the balance sheet date. For example, the carrying value of switching equipment purchased in the United States and used in our Brazilian operations is adjusted at the end of each period to reflect U.S. inflation in that period and the appreciation or depreciation of the Brazilian real against the U.S. dollar.

•

Gains and losses in purchasing power that result from holding monetary assets and liabilities are recognized in income. In each country in which we have monetary assets or liabilities, we determine monetary gain or loss based on the local inflation rate.

•	Capital stock, other capital contributions, parent investment and retained earnings are adjusted for inflation based on the Mexican consumer price index.

Re-expression in constant pesos

Financial statements for all periods have been re-expressed in constant pesos as of December 31, 2007. The re-expression in constant pesos uses a factor that is determined using (a) the inflation rate in each country in which we operate, (b) the exchange rate between the Mexican peso and the currency of each country in which we operate and (c) the contribution to our consolidated revenues of our operations in each country in which we operate. The effect of this factor is to apply a weighted average rate of inflation relative to the Mexican peso. Because of the significance of our Brazilian operations, the most important elements in determining the re-expression factor are Brazilian inflation and the exchange rate between the Brazilian real and the Mexican peso.

The re-expression factor is 1.2607 for the financial statements of 2006 and 1.4297 for the financial statements of 2005. (This factor differs from the factor we used in the information statement dated December 6, 2007, describing the Escisión, which was weighted based on the composition of consolidated revenues of Telmex rather than Telmex Internacional).

The high value of the re-expression factor has a significant impact on the comparison between our results of operations for 2007 and for prior years. To illustrate the effects of the re-expression in constant pesos, if we provided a particular service for 100 nominal pesos of revenue in 2006 and again in 2007, the re-expression in constant pesos would result in a 20.7% decrease in revenue, from 126.1 constant pesos in 2006 to 100 constant pesos in 2007. However, our largest operations by far are in Brazil, and the Brazilian real has appreciated sharply against the Mexican peso during 2006 and 2007. The re-expression factor largely offsets the apparent growth in our reported results that would otherwise have resulted from translating our Brazilian results into Mexican pesos.

Cessation of inflation accounting under Mexican FRS

Mexican FRS have changed for periods beginning in 2008, and the inflation accounting methods summarized above will no longer apply, except if any economic environment in which we operate qualifies as “inflationary” for purposes of Mexican FRS. An environment is inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over three consecutive years (equivalent to an average of 8% in each year). Based on current forecasts, we do not expect the economic environments in which we operate to qualify as inflationary in 2008 or 2009, but that could change depending on actual economic performance.

As a result, we expect to present financial statements without inflation accounting beginning in 2008. We will not re-express financial statements for prior periods to give retrospective effect to the cessation of inflation accounting. In this respect, our financial statements for 2008 will not be comparable to those for prior periods. In comparing our results for 2008 to results for prior periods, we expect that the most important effects of the cessation of inflation accounting, and of related changes in other accounting standards, will be as follows:

•	We will no longer recognize a monetary gain and loss attributable to the effects of inflation on our monetary assets and liabilities. We expect our financing costs to be less volatile as a result.

•	We will cease to adjust the carrying values of nonmonetary assets for inflation and currency variations. We expect that this will make our depreciation charges less volatile.

•

We will cease to re-express results of prior periods. Financial information for dates and periods prior to 2008 will continue to be expressed in constant pesos as of December 31, 2007. Also, we will no longer recalculate the results of our non-Mexican operations to Mexican pesos by applying the period end exchange rate to the inflation-adjusted local currency amounts; instead we will use nominal local currency amounts and apply average exchange rates for the period. We expect that these changes will make our results more sensitive to exchange-rate variations, especially between the Brazilian real and the Mexican peso.

•

We will cease to use inflation-adjusted assumptions in determining our employee benefit obligations and instead use nominal discount rates and other assumptions. We do not expect this change to have a significant effect on our financial results in the short term, but it is difficult to predict.

Effects of inflation accounting on U.S. GAAP reconciliation

U.S. GAAP does not ordinarily contemplate the recognition of effects of inflation or the re-expression of prior-period financial statements. However, in reconciling our net income and stockholders’ equity to U.S. GAAP, we have generally not reversed the effect of inflation accounting under Mexican FRS, pursuant to a long-established practice under which Mexican FRS inflation accounting is acceptable in financial statements filed with the SEC. There are two exceptions. The first is the special rule applicable to plant, property and equipment manufactured in a country other than the country in which they are located. Our reconciliation does reverse the effects of that special rule. Second, the re-expression of prior period financial statements under U.S. GAAP uses only Mexican inflation, rather than the weighted re-expression factor we use under Mexican FRS as described above. See Note 20 to our audited consolidated financial statements.

Changes in Mexican FRS

Note 2(x) to our audited consolidated financial statements discusses new accounting pronouncements under Mexican FRS that came into force in 2007. Some of these pronouncements have already been fully implemented in the financial statements included in this registration statement. Others will require us to change our financial presentation in 2008 in ways that we expect to have a material effect on our results of operations and our balance sheet. In particular, the cessation of inflation accounting, as described above, will also entail changes in accounting for foreign currency translation and for employee benefit obligations.

Effects of Acquisitions

Telmex was engaged in the Mexican yellow pages business for many years prior to the Escisión. All of our other businesses, however, were acquired by Telmex after January 1, 2004, starting with the purchase of AT&T Latin America in February 2004 and the purchase of a controlling interest in Embratel in July 2004. See “Item 4. Information on the Company—The Company—History.”

Our financial performance in 2007, 2006 and 2005 has been affected by the acquisitions made during those periods. The most significant acquisitions are listed below, together with the effective date as of which each has been reflected in our financial statements. These and other, less significant acquisitions are summarized in Note 5 to our audited consolidated financial statements.

•

Net (March 2005)—cable television operator in Brazil, for which we account under the equity method. In 2007, our equity interest in Net decreased from 39.9% to 35.1%, after Net issued stock in connection with the acquisition of Vivax, another Brazilian cable operator.

•	PrimeSys (December 2005)—high value-added telecommunications services provider in Brazil.

•	Superview (November 2006)—cable television operator in Colombia.

•	Sección Amarilla USA (November 2006)—yellow pages business in the United States.

•	Boga (April 2007)—cable television provider in Peru.

•	Ecutel (April 2007)—telecommunications provider in Ecuador.

•	TV Cable S.A. and Cable del Pacífico (April 2007)—two cable television companies in Colombia.

•	Zap Television Directa al Hogar Ltda. (September 2007)— satellite television services provider in Chile.

•	Cablecentro, Megainvest Ltda., Comunicaciones Ver TV, S.A., Satelcaribe, S.A. (November 2007)—cable television assets in Colombia.

•	Ertach (November 2007)—Internet, data and voice services provider in Argentina.

In addition to these acquisitions, Telmex increased its percentage ownership of Embratel in two capital increases in 2005 and a cash tender offer that began in 2006. The principal closings under the tender offer occurred in November 2006 and resulted in the acquisition of an additional 24.6% of the shares of Embratel. In accordance with Brazilian law and the terms of the tender offer, Telmex continued to purchase shares at the tender offer price through June 2007, increasing its interest in Embratel by an additional 1.6%.

We have accounted for acquisitions using the acquisition method of accounting, which has resulted in the recognition of a substantial amount of goodwill. At December 31, 2007, the balance of goodwill was P.16,298 million. We have also allocated substantial value to the licenses and trademarks of acquired entities, which has resulted in a net balance of P.5,721 million on our balance sheet at December 31, 2007.

We will continue to evaluate possible acquisitions, particularly in the Latin American telecommunications business, and we may acquire businesses when we are presented with opportunities that are strategically complementary and reasonably priced. In 2008, we have agreed to acquire the assets of Teledinámica, a cable television and Internet access provider in Barranquilla, Colombia, for U.S.$31 million, but the acquisition has not yet closed. Any acquisitions we may make will affect our financial performance in future periods. We may incur additional debt to finance acquisitions, and we may acquire companies with pre-existing debt. Increased debt would also affect our financial condition and our results of operations.

Agreements with Brazilian Operators

Transactions with other Brazilian telecommunications operators are an important part of Embratel’s business. These transactions regularly give rise to disagreements, particularly because the two parties to interconnection and co-billing arrangements reach different determinations about the amount of traffic and about the amounts due.

The disagreements are ordinarily settled by bilateral agreements. These agreements also establish certain understandings, guidelines and commitments governing the parties’ relationships in order to prevent similar disputes from arising in the future. Agreements of this kind between operators are common in the Brazilian telecommunications industry. Each agreement reflects the settlement of outstanding disputes between our subsidiary Embratel and the other party over a range of transactions between them in prior periods, primarily involving interconnection and co-billing arrangements.

In each of 2005, 2006 and 2007, Embratel reached agreements of this kind with other Brazilian fixed and mobile telecommunications operators that settled business disputes among the parties. Each such agreement related to past periods, and none related to the current period or to future periods. Based on the terms of the agreement with each operator, we recognized the difference between the agreed amounts and the amounts Embratel previously estimated and which were reflected on our balance sheets. The effects of these agreement in each period are set forth in Note 18 to our financial statements. We continue to negotiate settlements with operators and, while we cannot be certain, we do not expect any significant amount to be recognized as a result.

Summary of Operating Income and Net Income

The table below summarizes our statements of income for 2005, 2006 and 2007. Our results for 2006 and 2005 have been re-expressed in constant pesos as of December 31, 2007, and as discussed in more detail above, the re-expression factor reflects not only inflation but also exchange rate movements between the Mexican peso and the currencies of the other countries in which we operate, especially the Brazilian real. The high value of the re-expression factor has a significant impact on the comparison between our results of operations for 2007 and for prior years, generally eliminating the growth in peso terms that would otherwise have resulted from the appreciation of the Brazilian real against the peso.

	Year ended December 31,
	2007			2006(1)			2005
	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)
Operating revenues:
Domestic long distance service	P.	27,084	40.0%	P.	29,248	44.6%	P.	28,714	46.8%
Corporate networks		15,390	22.7		15,482	23.6		12,948	21.1
Local service		7,874	11.6		5,510	8.4		3,916	6.4
Internet access services		4,381	6.5		3,502	5.3		3,309	5.4
International long distance service		3,605	5.3		3,786	5.8		4,864	7.9
Pay television		1,044	1.5		49	0.1		0	0.0
Other		8,382	12.4		7,943	12.2		7,595	12.4

Total operating revenues		67,760	100.0		65,520	100.0		61,346	100.0

Operating costs and expenses:
Transport and interconnection		23,649	34.9		23,988	36.6		24,067	39.2
Cost of sales and services		9,802	14.5		8,457	12.9		7,593	12.4
Commercial, administrative and general		16,207	23.9		21,488	32.8		14,467	23.6
Depreciation and amortization		7,772	11.5		8,271	12.6		8,050	13.1

Total operating costs and expenses		57,430	84.8		62,204	94.9		54,177	88.3

Operating income		10,330	15.2%		3,316	5.1%		7,169	11.7%

Other expenses (income), net		242			(1,907)			207
Comprehensive financing cost:
Interest income		(1,217)			(1,167)			(1,703)
Interest expense		1,631			1,782			2,380
Exchange loss, net		3			713			338
Monetary (gain) loss, net		(141)			214			(12)

		276			1,542			1,002

Equity interest in net income of affiliates		689			578			123

Income before income tax		10,501			4,259			6,083
Income tax		3,487			1,241			1,497

Net income		7,014			3,018			4,586

Distribution of net income:
Majority interest		6,464			2,353			3,180
Non-controlling interest		550			665			1,406

	P.	7,014		P.	3,018		P.	4,586

Majority net income per share	P.	0.327		P.	0.112		P.	0.139

(1)	Our results of operations in 2006 were affected by several items relating to Brazilian tax proceedings. Under commercial, general and administrative costs, we recorded (a) a charge of P.4,210 million related to Embratel’s settlement of a dispute over its liability for value added tax and (b) a provision of P.1,467 million for penalties and monetary correction related to income tax on incoming international long distance service. Under other expenses (income), net we recorded (a) other income of P.3,919 million representing the monetary gain and accrued interest related to taxes Embratel paid between 1990 and 1994 and became entitled to recover in 2006 and (b) other expenses of P.1,862 million representing the monetary gain and interest accrued related to back income tax Embratel was required to pay in 2006 on incoming international long distance service for prior periods.

Results of Operations for 2007, 2006 and 2005

The highlights of our results for the three-year period included the following:

•

We maintained our leading franchise in Brazilian long-distance, though revenue from long-distance services decreased (in constant-peso terms) under growing competition. In our corporate networks and Internet access businesses across Latin America, we had revenue growth in corporate networks in 2006 and from Internet access in 2007.

•

Our Brazilian local service business, which started in late 2002, has successfully established itself with steady growth in customers and revenues. At year-end 2007, we had more than 2 million customers for a range of services, and for the year we had almost P.8 billion in operating revenues. This represented year-over-year customer increases at the end of 2007 of 46.3% in Livre services and 19.6% in Net Fone via Embratel services, which led to an increase in revenues of 42.9% for 2007.

•

We made a series of acquisitions of cable television businesses in Colombia, giving us a 52% share of the pay television market by the end of 2007. We expect continued revenue growth and improved profitability from our Colombian operations. Our consolidated revenues from pay television surpassed P.1 billion in 2007, and in addition our equity investee Net continues to grow in the pay television business in Brazil.

•

Our performance in 2006 was affected by developments in three Brazilian tax proceedings, which together reduced net income by P.3,784 million. Without these matters, we would have seen operating income grow by 25.4% from 2005 to 2006 and by 14.9% from 2006 to 2007, driven by results in Brazil.

•	Our comprehensive financing cost declined steadily from 2005 through 2007, due to a stronger balance sheet and lower interest rates.

Revenues

Domestic Long Distance Revenues

Operating revenues from domestic long distance service consist of (a) revenues for carrying long-distance calls for customers and (b) amounts earned from other telecommunications operators for transporting their domestic long distance calls. The amount of operating revenues from domestic long distance service depends on rates and traffic volume. Domestic long distance revenues decreased by 7.4% in 2007 and increased by 1.9% in 2006. The decrease in 2007 was mainly due to a 2.5% decrease in Embratel’s domestic long distance traffic, caused by lower volume of traffic transported for other operators, and a 1.5% reduction in Embratel’s nominal rates beginning in mid-2007. We expect that traffic transported for other operators will continue to decline due to increased competition as other operators construct their own infrastructure. The increase in 2006 was primarily due to a 16.2% increase in traffic at Embratel, principally attributable to calls originating on wireless devices and advanced voice services for corporate customers.

Revenues from Corporate Networks

Revenues from corporate networks are primarily from dedicated private lines and from providing virtual private network services. Revenues from corporate networks decreased by 0.6% in 2007 and increased by 19.6% in 2006. The decrease in 2007 was principally due to customer discounts, partly offset by a 29.4% increase in 64 Kbps billed-line equivalents at Embratel. The increase in 2006 was due to a 34.5% increase in 64 Kbps billed-line equivalents at Embratel, primarily due to services provided to mobile carriers and to the consolidation of PrimeSys in December 2005.

Local Service Revenues

Operating revenues from local service include installation charges for new lines, monthly line rental charges and monthly measured service charges based on the number of minutes. These revenues depend on the number of lines in service, the number of new lines installed and the volume of minutes.

Revenues from local service increased by 42.9% in 2007 and by 40.7% in 2006. The increases in 2007 and 2006 were due primarily to the increase in Embratel’s local services revenues as a result of a 72.5% and 57.1% increase in residential lines, respectively. The increase in lines was primarily from the Livre and Net Fone via Embratel services in 2007 and Livre in 2006.

Revenues from Internet Access Services

Revenues from Internet access services include set-up and service fees for dial-up and broadband Internet access. Revenues from Internet access services increased by 25.1% in 2007 and by 5.8% in 2006. The increase in 2007 was principally due to our cable television operations in Colombia, most of which we acquired in 2007. In addition, revenue from Embratel’s Internet access services increased by 7.6% as a result of a 19.8% increase in the number of Embratel’s Internet access accounts. The increase in 2006 was principally due to revenue from Embratel’s Internet access services, which increased by 9.5% as a result of a 24.2% increase in the number of Embratel’s Internet access accounts.

International Long Distance Revenues

Operating revenues from international long distance service depend on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We generally settle on a net basis the amounts owing to and from each foreign carrier, but we report the amounts owed to us as revenues and the amounts we owe in cost or sales and services. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long distance revenues decreased by 4.8% in 2007 and by 22.2% in 2006. The decrease in 2007 was primarily caused by a decrease of the international settlement rates for traffic ending in Brazil and a 1.5% nominal reduction in the rate for outgoing traffic since mid-2007. The decrease in 2006 was primarily caused by a decline in Embratel’s international long distance revenues due to lower international settlement rates for traffic ending in Brazil and a 7.2% decline in total billed traffic. We anticipate that total international long distance traffic will continue to decline.

Revenues from Pay Television

Our revenues from pay television amounted to P.1,044 million in 2007, compared to P.49 million in 2006. The revenues in 2007 are the result of our acquisition of several cable television networks in Colombia in 2007 and, to a lesser extent, of a satellite television operation in Chile and a cable television operation in Peru.

Other Revenues

The largest components of other revenues are sales of yellow pages advertising (principally in Mexico), revenues from interconnection (fees we charge other telecommunications operators for completing calls to our local network), provision of call center services (principally in Brazil) and sales of telecommunications equipment (principally handsets sold to our local service customers in Brazil). Other revenues increased by 5.5% in 2007 and by 4.6% in 2006. The increase in 2007 was principally due to growth in call center services in Brazil, sales of yellow pages advertising in the United States following our acquisition of Sección Amarilla USA in October 2006, and sales of handsets in Brazil, partly offset by a decline in total billed traffic for interconnection services and a decrease in the interconnection rate for local and long distance calls. The increase in other revenues in 2006 was due to the higher sales of telecommunications equipment and call center services in Brazil and sales of telecommunications materials in Argentina, partly offset by a decline in total billed traffic for interconnection services and a decrease in the interconnection rate for local and long distance calls.

Operating Costs and Expenses

Transport and Interconnection

Costs from transport and interconnection consist primarily of payments to operators of mobile and local networks for the use of their facilities to complete calls to their customers and the rental of capacity from other operators in areas where we use rented capacity to complement our network. These costs are driven in large part by our traffic in Brazil. Transport and interconnection costs decreased by 1.4% in 2007 and by 0.3% in 2006. The decrease in both years was due to the reduction in nominal interconnection rates for local networks in Brazil, and the reduction of interconnection rates for mobile networks in Brazil.

Cost of Sales and Services

Cost of sales and services increased by 15.9% in 2007 and by 11.4% in 2006. The increase in 2007 was due to (a) higher personnel costs associated with our recent acquisitions in Colombia and our call center in Brazil, (b) increases in costs associated with servicing and maintaining equipment and facilities in Brazil and (c) increased purchases of telephone handsets for resale in connection with the growth in local services in Brazil. The increase in 2006 was due to the following costs at Embratel: an increase in the regulatory fees related to the Telecommunication Universal Services Fund, or FUST; a new concession fee beginning in January 2006; and the consolidation of PrimeSys beginning in December 2005.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses decreased by 24.6% in 2007 and increased by 48.5% in 2006. The comparison between years is affected by large charges in 2006 at Embratel. We recorded charges of P.5,677 million in 2006, in respect of interest and penalties related to (a) Embratel’s settlement of a dispute over its liability for ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços, Brazilian state value added tax), for which we recognized a provision of P.4,210 million, and (b) Brazilian governmental proceedings asserting that Embratel should have been liable for penalties and monetary correction related to income tax on incoming international long distance service, for which we recognized a provision of P.1,467 million.

Without the effect of these charges in 2006, commercial, administrative and general expenses would have increased by 2.5% in 2007, primarily due to increased expenses related to our newly-acquired cable operations in Colombia. Also without the effect of these 2006 charges, commercial, administrative and general expenses would have increased by 9.3% in 2006 due to an increase in recorded expenses for the provision for doubtful accounts.

Depreciation and Amortization

Depreciation and amortization decreased by 6.0% in 2007 and increased by 2.7% in 2006. As a result of Mexican FRS inflation accounting rules, changes in exchange rates and inflation rates affect the value of fixed assets and thus the amount of depreciation. The decrease in 2007 was due to the lower adjustment of our imported fixed assets principally due to the appreciation of the Brazilian real against the U.S. dollar, which was partly offset by increased investment in plant, property and equipment and our acquisitions of cable television operations in Colombia. The slight change in 2006 reflected the offsetting effects of changes in exchange rates and inflation.

Operating Income

Operating income increased by 211.5% in 2007 due to the increase of 3.4% in revenues and the reduction of 7.7% in costs and expenses due primarily to Brazilian tax-related charges in 2006. Our operating margin was 15.2% in 2007 compared to 5.1% in 2006. Without the effect of the non-recurring Brazilian tax-related charges in 2006, our operating income would have increased by 14.9% in 2007, due to the growth of Embratel’s local service and our newly acquired cable operations in Colombia.

In 2006, operating income decreased by 53.7%, due to a 14.8% increase in operating costs and expenses, which more than offset a 6.8% increase in revenues. Our operating margin decreased to 5.1% in 2006 from 11.7% in 2005. Without the effect of the non-recurring Brazilian tax charges in 2006, our operating income would have increased by 25.4% and operating margin would have been 13.7%.

Other Expenses (Income), Net

Other expenses (income), net include employee profit sharing and, in 2006, certain amounts related to contested income taxes in Brazil. In 2006, we recorded (a) other income of P.3,919 million representing the monetary gain and accrued interest related to taxes Embratel paid between 1990 and 1994 and became entitled to recover in 2006 and (b) other expenses of P.1,862 million representing the monetary gain and interest accrued related to back income tax Embratel was required to pay in 2006 on incoming international long distance service for prior periods. In each year, other expenses (income), net also reflects the effect of agreements with other telecommunications operators in Brazil. See Note 19 to our audited consolidated financial statements.

Comprehensive Financing Cost

Under Mexican FRS, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial amount of our indebtedness (89.7% at December 31, 2007), is denominated in U.S. dollars, so variations in the value of the U.S. dollar affect our foreign exchange gain or loss and interest expense. Approximately 1.5% of our monetary assets were denominated in U.S. dollars at December 31, 2007.

In each country in which we have monetary assets or liabilities, we determine foreign exchange gain or loss based on the functional currency of the local operations, and we determine monetary gain or loss based on the local inflation rate. Because our subsidiary Embratel has 88.5% of our total indebtedness, exchange gain or loss is driven primarily by the value of the Brazilian real against the U.S. dollar.

We enter into derivative transactions to manage our exposure to changes in exchange rates, and the change in fair value of these derivative transactions is included in exchange gain or loss.

In 2007, comprehensive financing cost was P.276 million compared with P.1,542 million in 2006 and P.1,002 million in 2005. The changes in each component were as follows:

•

Interest income increased by 4.3% in 2007 and decreased by 31.5% in 2006. The change in each period was due to the level of liquid assets, which was particularly high for part of 2005, decreased in 2006 and the increased in 2007 as a result of the monetary assets we received in September in preparation for the Escisión.

•	Interest expense decreased by 8.5% in 2007 and by 25.1% in 2006. The decreases in 2007 and 2006 were primarily due to lower interest rates, partly offset by a higher average level of debt.

•

We recorded a net exchange loss of P.3 million in 2007, compared to P.713 million in 2006 and P.338 million in 2005. In each year, the amount reflects the offsetting effects of exchange gain on dollar-denominated debt, primarily at Embratel, and losses on currency swaps, primarily entered into to convert dollar exposures to Brazilian reais. In 2007, we had larger derivative positions and higher appreciation of the Brazilian real, so the derivatives losses (P.2,829 million in 2007, compared to P.1,413 in 2006) almost fully offset the exchange gains. The appreciation of the Brazilian real against the U.S. dollar was approximately 17.2% in 2007 and 8.7% in 2006.

•

We had a net monetary gain of P.141 million in 2007, compared to a net loss of P.214 million in 2006 and a net gain of P.12 million in 2005. In each period, we had a gain in Brazil, where we have substantial monetary liabilities, and a loss in Mexico, where we have substantial monetary assets. The change from 2006 to 2007 was the result of higher monetary gain in Brazil because of a higher rate of inflation. The inflation rate in Brazil was 7.8% in 2007, compared with 3.8% in 2006. We had a loss in 2006 because our average level of monetary assets exceeded the average level of monetary liabilities.

Income Tax

The statutory rate of the Mexican corporate income tax was 28% in 2007, 29% in 2006 and 30% in 2005. Our income in Brazil, which accounts for the majority of our taxable income, was subject to a statutory tax rate of 34% in 2007, 2006 and 2005. Our effective rate of corporate income tax as a percentage of pre-tax profit was 33.2% in 2007, 29.1% in 2006 and 24.6% in 2005.

Net Income

Net income increased by 132.4% in 2007 and decreased by 34.2% in 2006. In 2007, the increase was due to higher operating income and lower comprehensive financing cost. In 2006, the decrease was due to lower operating income caused by the charges related to Brazilian taxes and higher comprehensive financing cost.

Results of Operations by Segment

We operate in eight geographic segments. Segment information is presented in Note 18 of our audited consolidated financial statements included in this registration statement. Brazil is our principal geographic market, accounting for 81.8% of our total operating revenues in 2007 (compared to 84.6% in 2006) and 83.8% of our total costs and expenses in 2007 (compared to 87.5% in 2006).

The table below sets forth the percentage of our total revenues and total costs and expenses represented by each of our principal geographic segments for the periods indicated.

	2007		2006		2005
	% of Total revenues	% of Total costs and expenses	% of Total revenues	% of Total costs and expenses(1)	% of Total revenues	% of Total costs and expenses
Brazil	81.8	83.8	84.6	87.5	85.3	88.9
Mexico	8.1	4.0	8.1	3.9	8.1	4.1
Colombia	4.0	4.4	1.6	1.3	1.1	0.9
Chile	2.5	3.2	2.4	3.4	2.5	2.7
Argentina	2.1	2.6	2.1	2.6	2.1	2.4
Peru	1.5	1.7	1.2	1.4	1.2	1.4
Other(2)	0.0	0.3	0.0	(0.1)	(0.3)	(0.4)

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	To facilitate comparison, amounts do not include the following charges related to Brazilian taxes in 2006: (a) a provision of P.4,210 million related to Embratel’s settlement of a dispute over its liability for value added tax and (b) a provision of P.1,467 million for penalties and monetary correction related to income tax on Embratel’s incoming international long distance service. See “—Operating Costs and Expenses—Commercial, Administrative and General Expenses.”

(2)	Includes United States, Ecuador and consolidation adjustments.

Brazil

Operating revenues remained stable in 2007, as the increase in revenues in local service and call centers was offset by a decrease in domestic and international long distance revenues. Measured in Brazilian reais without the effects of inflation accounting, currency translation or re-expression, operating revenues in Brazil increased by 4.9% from 2006 to 2007. Operating revenues increased by 2.6% in 2006 principally due to an increase in revenues from local services, data services for corporate customers and other revenues, partly offset by a decrease in international long distance revenues.

Total costs and expenses decreased by 12.6% in 2007 and increased by 14.5% in 2006. The comparison is affected by the charges in 2006 relating to two Brazilian tax matters, as described above. Excluding the effect of those charges, total costs and expenses would have decreased by 2.6% in 2007 and increased by 2.7% in 2006. The decrease in 2007 was due primarily to the effect of a decrease in depreciation. The increase in 2006 was primarily due to the increase in the cost of sales and services from data services for corporate customers, when PrimeSys was consolidated, and an increase of recorded expenses on the provision for doubtful accounts.

Mexico

Operating revenues decreased by 0.9% in 2007 and increased by 11.2% in 2006. Mexican operating revenues are principally attributable to our yellow pages business. The slight reduction in 2007 reflects declining sales of advertising in printed directories, largely offset by growing sales of advertising in our online yellow pages. The increase in 2006 was due to higher sales of advertising in printed directories.

Total costs and expenses increased by 4.8% in 2007 and by 3.3% in 2006. The increase in 2007 was due to higher allowances for doubtful accounts receivable, and higher costs for IT support and software for our online yellow pages. The increase in 2006 was due to increases in distribution expenses, allowances for doubtful accounts receivable, costs of services and marketing expenses.

Colombia

Operating revenues in Colombia increased by 144.5% in 2007, due mainly to an increase in revenues from cable television services resulting from our acquisitions. Operating revenues in Colombia increased by 56.6% in 2006 due to an increase in revenues from data services mainly as a result of a larger customer base, the integration of several corporate customers’ sites and the inclusion of Superview’s revenues.

Total costs and expenses in 2007 increased by 221.1% and by 50.2% in 2006. The increase in 2007 was due to costs incurred in connection with our increased cable television operations, which we grew through a series of acquisitions beginning in October 2006, and the expansion of our local network. The increase in 2006 was due to an increase in network maintenance costs, last mile costs and leased line costs, salaries and benefits, marketing expenses, other third party services and the inclusion of Superview’s costs and expenses.

Other countries

The other countries in which we operate are Argentina, Chile, Peru, Ecuador and the United States. Together they represented less than 7% of 2007 revenues and a small operating loss that was not material to our 2007 operating income.

Liquidity and Capital Resources

Our principal capital requirements are for capital expenditures. Our capital expenditures were P.12.8 billion in 2007 and P.8.8 billion in 2006. We have budgeted capital expenditures in 2008 of approximately P.12.5 billion (U.S.$1.1 billion). Budgeted capital expenditures for 2008 exclude any other investments we might make to acquire other companies.

We may also use funds to pay dividends or to repurchase our shares in the future, although we have not yet established policies regarding dividends or the repurchase of shares. We expect to declare an aggregate of approximately P.2,900 million in dividends in 2008.

We generally plan for each of our major operating subsidiaries to meet its capital requirements for 2008 from its operating cash flow. Our resources provided by operating activities were P.14,494 million in 2007 and P.10,366 million in 2006. Our smaller subsidiaries (in Ecuador and the United States) may not generate sufficient cash flow to meet their capital requirements and will rely on funding provided by us. We have substantial amounts of cash on hand, reflecting the allocation of Telmex’s liquid assets in the Escisión. At December 31, 2007, we had P.17,268 million in cash and cash equivalents.

Since the Escisión, Telmex has carried out repurchases of its shares. These transactions will reduce the number of outstanding shares of Telmex Internacional. The amount of the reduction is expected to be approximately 398,000,000 L shares and approximately 951,000 A shares as of May 26, 2008 and may increase as a result of further repurchases before the Share Delivery Date. The repurchase transactions will not reduce the assets of Telmex Internacional because, as contemplated in the December 21, 2007 shareholder decisions, in May 2008 the Telmex board of directors approved the transfer to us of an additional amount of approximately P.3,600 million.

We believe that the telecommunications industry in Latin America will continue to be characterized by growth, technological change, competition and consolidation. We may take advantage of these opportunities through direct or indirect investments or strategic alliances, but future investments may require substantial additional capital and expose us to new risks. Our expenditures for acquisitions were P.8,485 million in 2007 and P.14,081 million in 2006.

Embratel has a substantial amount of tax-related contingencies. If a major part of the tax disputes were to be decided against Embratel, our liquidity could be materially affected even if we have previously established provisions. See Note 17 to our audited consolidated financial statements.

Outstanding Indebtedness

At December 31, 2007, we had total indebtedness of P.15,982 million (U.S.$1,471 million). Indebtedness of our Brazilian subsidiaries represented approximately 88.6% of our total indebtedness. At December 31, 2007, 89.7% of our total consolidated indebtedness was denominated in U.S. dollars, 0.1% was denominated in Brazilian reais, and 10.2% was denominated in other currencies.

The major categories of indebtedness of our subsidiaries are as follows:

•

U.S. dollar-denominated bank financing. We had U.S.$857 million (P.9,307 million) of U.S. dollar-denominated bank financing outstanding at December 31, 2007. Of this amount, approximately 71% was under loans from export credit and development agencies. Most of our bank borrowings bear interest at a spread over LIBOR.

•

U.S. dollar-denominated export credit agency financing for satellites. We had U.S.$267 million (P.2,905 million) outstanding at December 31, 2007, in financing for the acquisition of satellites Star One C-1 and Star One C-2. These bear interest at an average rate of 4.1% and mature in 2013.

•

Senior notes. We had U.S.$178.8 million (P.1,942 million) aggregate principal amount of Embratel senior notes outstanding at December 31, 2007. These notes bear interest at an annual rate of 11% and mature in December 2008.

We also have other categories of outstanding indebtedness, including local currency denominated loans from local banks, financial leases and supplier credits for equipment financing. We look for the best sources for borrowing in terms of cost and term, including local and international capital markets as well as international banks and local banks.

Most of our credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of our debt is in default or accelerated. The terms of these agreements restrict the ability of our subsidiaries to grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers or consolidations. Under a number of these agreements, we are required to maintain certain specified financial ratios, including EBITDA to payments of principal and interest expense of no less than 1.2 to 1.0 and net debt to EBITDA of no more than 3.5 to 1.00 (using terms defined in the credit agreements).

A number of Embratel’s financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them will be triggered so long as we or Carso Global Telecom or its present controlling shareholders continue to control a majority of Embratel’s voting stock.

Of our total debt outstanding as of December 31, 2007, approximately 53.9% of our bank facilities bear interest at specified spreads, mainly over LIBOR, and the remaining 46.1% bear interest at fixed rates. The weighted average cost of all borrowed funds at December 31, 2007 (including interest and taxes withheld, but excluding fees) was approximately 6.6%. The inclusion of fees in the calculation of weighted average cost of all borrowed funds at December 31, 2007 would increase such cost by 0.5% to 7.1%.

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We use derivative instruments to hedge or adjust our exposures. We have also used derivative instruments from time to time to seek to reduce our costs of financing. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the cost of using derivative instruments. We may stop using derivative instruments or modify our practices at any time. Currently, our derivative transactions relate entirely to Embratel’s indebtedness.

Because our U.S. dollar-denominated indebtedness far exceeds our U.S. dollar-denominated assets and revenues, from time to time we enter into derivative transactions to protect to some degree against the short-term risks of devaluation of the Brazilian real. Under Mexican FRS, we account for these transactions on a fair value basis, and such amounts offset gains and losses from the foreign currency liabilities that are hedged. We had swaps and forwards covering U.S.$1,134.5 million of Embratel’s indebtedness at December 31, 2007 and U.S.$288.3 million of Embratel’s indebtedness at December 31, 2006. We recognized a charge of P.2,828.7 million in 2007 and of P.1,412.7 million in 2006, reflecting the effects of exchange rate variations under our derivative instruments.

Contractual Obligations

In the table below we set forth certain contractual obligations as of December 31, 2007 and the period in which the contractual obligations come due. The amount of our long-term debt reported in the table excludes interest and fee payments, which are primarily variable amounts, and does not reflect derivative instruments, which provide for payment flows that vary depending on exchange rates. Purchase obligations include capital commitments primarily for long term equipment supply contracts and also include payments for the right to use satellite orbital positions. See Note 17 to our audited consolidated financial statements. The table below does not include pension liabilities, tax liabilities or accounts payable.

	Payments Due by Period (in millions of pesos as of December 31, 2007)
	Total		2008		2009-2010		2011-2012		2013 and beyond
Contractual obligations:
Total debt(1)	P.	15,982	P.	4,713	P.	6,061	P.	4,490	P.	718
Purchase obligations		2,562		1,894		624		14		30

Total	P.	18,544	P.	6,607	P.	6,685	P.	4,504	P.	748

(1)	Excludes interest payments, fees and the effect of derivative instruments.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5E of Form 20-F.

U.S. GAAP Reconciliation

Net income under U.S. GAAP was P.5,739 million in 2007, P.1,167 million in 2006 and P.2,391 million in 2005. Compared to majority net income under Mexican FRS, net income under U.S. GAAP was 11.2% lower in 2007, 50.4% lower in 2006 and 24.8% lower in 2005.

There are certain differences between Mexican FRS and U.S. GAAP that affect our net income and stockholders’ equity. The most significant in their effects concern (i) elements of inflation accounting that are determined differently under U.S. GAAP than under Mexican FRS, (see “—Effects of Inflation Accounting” above) and (ii) differences in the application of purchase accounting to the successive transactions in which we increased our interest in Embratel.

Other differences that affected net income relate to accounting for reversal of goodwill impairment, business combinations, capitalization of interest on assets under construction and the treatment of non-controlling interest. The differences in stockholders’ equity under Mexican FRS and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 20 to our audited consolidated financial statements.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of revised or different estimates is not material to our financial presentation.

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2007 to P.6,437 million, or 11.2% of our operating costs and expenses under Mexican FRS.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives when we consider it necessary to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it might result in our recognizing an impairment charge to reflect a write-down in value. The same kinds of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under the defined-benefit and defined contribution plans as well as a medical assistance plan for defined-benefit plan participants at Embratel; we also have a defined-benefit plan and termination benefits for our Mexican employees. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS. In 2007, we recognized net period cost relating to these obligations of P.152.9 million under Mexican FRS.

We use estimates in several specific areas that have a significant effect on these amounts: (a) the actual discount rates that we use to calculate the present value of our future obligations, (b) the actual rate of increase in salaries that we assume we will observe in future years, (c) long term average inflation, (d) health care cost trends and (e) the rate of return we assume our pension fund will achieve on its investments. The assumptions we have applied are identified in Notes 14 (Mexican FRS) and 20 (U.S. GAAP) to our audited consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease.

In 2007, an actuarial gain of P.735 million in the defined benefit pension plan (DBP) and P.76 million in the medical assistance plan (MAP) was primarily attributable to the increase of unamortized balance liability and also by the revision of the actuarial assumptions used in the computation of Embratel’s DBP and MAP. Actuarial assumptions were based on our experience and future expectations with respect to retirement as well as general trends in Brazil over the past several years, including interest rates, investment returns and level of inflation, mortality rates and future employment levels.

The return on investments of our pension fund amounted to a gain of P.2,376 million in 2007, due to the gains by plan assets on the Brazilian stock markets and the increase in fixed-yield interest rates. As of December 31, 2007, 83% of fund assets consisted of Brazilian reais-denominated fixed-income securities, 11% consisted of variable-income securities of Brazilian companies and 6% of other instruments. Our actuarial assumptions as of December 31, 2007 include an assumed annual return of 6% in real terms on plan assets.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on our estimates of losses we may experience because our customers or other telecommunications operators do not pay the amounts they owe us. At December 31, 2007, the amount of the allowance was P.4,520 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For operators, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 3 to our audited consolidated financial statements.

Impairment of Long-Lived Assets

We have large amounts of long-lived assets on our balance sheet that we are required under Mexican FRS and U.S. GAAP to test for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment and licenses and trademarks. Impairment testing for goodwill is required to be performed on an annual basis. At December 31, 2007, these include plant, property and equipment (P.50,494 million, net of accumulated depreciation), goodwill (P.16,298 million) and licenses and trademarks (P.5,721 million, net of accumulated depreciation). To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, and guidance provided by Mexican FRS and U.S. GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset as stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

Purchase accounting—purchase price allocation

During 2007, 2006 and 2005, we made a number of acquisitions applying the purchase method of accounting. Accounting for the acquisition of a business under the purchase method requires the determination of the fair values of the net assets acquired and then the allocation of the purchase price to the various assets and liabilities of the acquired business, which affects goodwill recognized on our balance sheet. The most difficult estimations of individual fair values are those involving plant, property and equipment and identifiable intangible assets, such as licenses and trademarks. We use all available information to make these fair value determinations, including the retention of appraisers to determine the fair value of trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Realization of Net Deferred Tax Assets

The recognition of net deferred tax assets on temporary differences mainly due to Brazilian tax losses and to the negative basis for calculating social contribution in Brazil, is supported by the history of taxable income and Embratel’s estimate of future profitability. Bulletin D-4 establishes the conditions for measuring and recognizing of these deferred assets. Based on Embratel’s financial projections, we believe that these assets will be realized over a period of ten years. A future change in these projections of profitability could result in the need to record a valuation allowance against these net deferred tax assets, resulting in a negative impact on future results.

Provision for Contingencies

We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter, based on advice of our legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur a loss in connection with the matter in dispute. In several tax disputes with the Brazilian tax authorities, we have recognized no provisions because we do not believe a loss is probable. The total balance of probable losses is recorded as a current liability, because it is not possible to estimate the time required to reach a settlement. The required reserves for these and other contingencies may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Such changes could have an adverse impact on future results and cash flows.

Item 6.	Directors, Senior Management and Employees

Directors

Management of our business is vested in the board of directors and the chief executive officer. Our bylaws provide for the board of directors to consist of a maximum of 21 directors and up to an equal number of alternate directors. Each alternate director may attend meetings of the board of directors and vote in the absence of a corresponding director.

Directors are elected by a majority of the holders of the AA Shares and A Shares voting together, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one of such directors and one of such alternate directors, and two directors and two alternate directors are elected by a majority vote of the holders of L Shares. Directors and alternate directors are elected at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares. Pursuant to our bylaws and Mexican law, at least 25% of our directors must qualify as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law (Ley del Mercado de Valores).

The current 12 members of our board of directors were appointed on December 21, 2007 at the extraordinary shareholders’ meeting of Telmex that approved the Escisión. Our bylaws provide that the members of the board of directors are appointed for terms of one year and may be reelected. The names and positions of the members of our board of directors, their dates of birth and information on their principal business activities outside Telmex Internacional are as follows:

Carlos Slim Domit	Born:	1967
Chairman	First elected:	2007
	Principal occupation and other directorships:	Chairman of the board of directors of Grupo Carso, S.A.B. de C.V., Grupo Sanborns, S.A. de C.V. and U.S. Commercial Corp., S.A.B. de C.V.; Vice Chairman of the board of directors of Carso Global Telecom, S.A.B. de C.V.; Co-chairman of the board of directors of Teléfonos de México, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A.

Jaime Chico Pardo	Born:	1950
Director	First elected:	2007
	Principal occupation:	Chairman of the board of directors of Teléfonos de México, S.A.B. de C.V.; Co-Chairman of the board of directors of IDEAL (Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.)
	Other principal directorships:	Member of the board of directors of América Móvil, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V. and Honeywell International
	Business experience:	Chief Executive Officer of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Grupo Condumex, S.A. de C.V.; Chairman of Corporación Industrial Llantera (Euzkadi General Tire de México, S.A. de C.V.)

Laura Diez Barroso de Laviada	Born:	1951
Director	First elected:	2007
	Principal occupation:	President of Tenedora y Promotora Azteca S.A. de C.V.
	Other directorships:	Member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V., Fundación del Centro Histórico de la Ciudad de México A.C. and Royal Caribbean International

Arturo Elías Ayub	Born:	1966
Director	First elected:	2007
	Principal occupation:	Head of Strategic Alliances, Communications and Institutional Relations at Teléfonos de México, S.A.B. de C.V.; General Director of Fundación Telmex
	Other directorships:	Member of the board of directors of Telmex, Grupo Sanborns, Grupo Carso, Carso Global Telecom, U.S. Commercial Corp., Sears Roebuck de México and TM & MS LLC
	Business experience:	Chief Executive Officer of Sociedad Comercial Cadena, President of Pastelería Francesa (El Globo) and President of Club Universidad Nacional, A.C.

Roberto Kriete Ávila	Born:	1953
Director	First elected:	2007
	Principal occupation:	Chairman and CEO, TACA Airlines; President, Compañia de Inversiones of Kriete Group; President, Gloria Kriete Foundation; Director, Escuela Superior de Economía y Negocios (ESEN) in El Salvador
	Other directorships:	President of the board of directors, Real Intercontinental Hotel of San Salvador; President, Coatepeque Foundation; Member of the board of directors of non-profit organization AGAPA (against extreme poverty) and FUNDASALVA (rehabilitation against drug addiction)
	Business experience:	Director, Camino Real Hotel; Director and Secretary, Banco Agrícola Comercial of El Salvador

Francisco Medina Chávez	Born:	1956
Director	First elected:	2007
	Principal occupation:	President and Chief Executive Officer of Grupo Fame
	Other directorships:	Member of the boards of directors of Banamex Citigroup Mexico and Aeroméxico
	Business experience:	Director of several companies involving real estate, automobiles and financing

Jorge Andrés Saieh Guzmán	Born:	1971
Director	First elected:	2007
	Principal occupation:	Chairman of the board of directors and Executive President of Consorcio Periodístico de Chile S.A. (COPESA)
	Other directorships:

Vice Chairman, Corp Group Interhold S.A

Vice Chairman, CorpBanca S.A.; Director, Corp Group Inmobiliaria; Vice President, National Press Association, Chile; Director, International Press Association; Director, World Association of Newspapers

	Business experience:	Chairman of the board of directors of Corp Group Inmobiliaria; Vice Chairman, AFP Proteccion; member of the board of directors of AFP Provid, CorpBanca Venezuela, Forestal y Papelera Concepción, S.A., Bazuca, Palestino Football Club and Virtualia

Fernando Solana Morales	Born:	1931
Director and Chairman of the corporate practices committee	First elected:	2007
	Principal occupation:	President of the Mexican Board of International Affairs; President of the Mexican Fund for Education and Development; President of Solana Advisers; member of the board of directors of Analitica
	Other directorships:	Member of the boards of directors of banks, industrial enterprises, universities, philanthropic and cultural organizations
	Business experience:	Member of the Mexican Senate; Chief Executive Officer of Banco Nacional de México, S.A.; Secretary to the Mexican Ministry of International Affairs; Ministry of Education; Ministry of Commerce

Antonio del Valle Ruiz	Born:	1938
Director and Chairman of the audit committee	First elected:	2007
	Principal occupation:	Chairman of the board of directors of Grupo Empresarial Kaluz, S.A. de C.V.
	Other directorships:	Member of the board of directors of Mexichem, S.A.B. de C.V., Escuela Bancaria y Comercial, Minera las Cuevas y Polímeros de México and Fundación Pro Empleo, A.C.
	Business experience:	Founder of Grupo Empresarial Kaluz, S.A. de C.V.; founder and Chief Executive Officer of Grupo Financiero Bital; Chairman of the Mexican Business Round Table; president of the Mexican Bankers Association

Oscar Von Hauske Solís	Born:	1957
Director and Chief Executive Officer	First elected:	2007
	Principal occupation	Chief Executive Officer of Telmex Internacional
	Business experience:	Chief Systems and Telecommunications Officer at Teléfonos de México, S.A.B. de C.V.; Head of finance at Grupo Condumex, S.A. de C.V.

Eric D. Boyer	Born:	1965
Director	First elected:	2007
	Principal occupation:	President and manager of investments in Latin America of AT&T Mexico
	Business experience:	Various positions at AT&T Corp.

Rayford Wilkins, Jr.	Born:	1951
Director	First elected:	2007
	Principal occupation and other directorships:	Group president of AT&T International; member of the board of directors and the executive committee of América Móvil, S.A.B. de C.V.
	Business experience:	Various positions in the wireless industry at AT&T Corp.

The secretary of the board of directors is Raúl Humberto Zepeda Ruiz. He is not a member of our board of directors.

Of our directors Carlos Slim Domit is the son of Carlos Slim Helú and Arturo Elías Ayub is the son-in-law of Carlos Slim Helú. Carlos Slim Helú, together with certain members of his immediate family, including Carlos Slim Domit, holds a controlling interest in us. See “Item 7. Major Shareholders and Related Party Transactions.”

Audit Committee

The chairman of the audit committee is Antonio del Valle Ruiz. Our board of directors has appointed Francisco Medina Chávez and Eric D. Boyer as the other members of our audit committee. The audit committee will operate under a written charter to be approved by our board of directors. The mandate of the audit committee is to establish and monitor procedures and controls to ensure that the financial information that we distribute is useful, appropriate and reliable and accurately reflects our financial position.

Corporate Practices Committee

The chairman of the corporate practices committee is Fernando Solana Morales. We expect the other members of our corporate practices committee will be appointed in the coming months. The corporate practices committee will operate under a written charter to be approved by our board of directors. The corporate practices committee will assist the board of directors in evaluating and compensating our executive officers and will provide opinions regarding our transactions with related parties.

Executive Officers

The names, responsibilities and prior business experience of our executive officers are as follows:

Officer	Business Experience
Oscar Von Hauske Solís Chief Executive Officer	Chief Systems and Telecommunications Officer at Teléfonos de México, S.A.B. de C.V.; head of finance at Grupo Condumex, S.A. de C.V.

Luis Antonio Villanueva Gómez Head of Development	Chief executive officer of Teléfonos del Noreste, S.A. de C.V.; various positions at Teléfonos de México, S.A.B. de C.V.

Francisco Javier Ortega Castañeda Chief Commercial Officer	Western division head of Teléfonos de México, S.A.B. de C.V.; various other positions at Teléfonos de México, S.A.B. de C.V.

José Formoso Martinez Chief Executive Officer of Embratel

Vice president of Embratel Participações

S.A.; Chief executive officer of Empresa

Brasileira de Telecomunicações S.A.–EMBRATEL;

Chief executive officer of Telgua S.A.;

Chief executive officer of Cablevisión

Oscar Von Hauske Solís Acting Chief Financial Officer	See above.

Eduardo Alvarez Ramírez de Arellano General Counsel	Manager of international legal affairs at Teléfonos de México, S.A.B. de C.V.; various other positions at Teléfonos de México, S.A.B. de C.V.

Compensation of Officers and Directors

Our executive officers were employed by Telmex in 2007 and the aggregate amount of compensation paid to them in 2007 was P.34 million. Our board of directors, together with our corporate practices committee, will determine the compensation of our executive officers.

We did not pay any compensation to our directors in 2007. Under our bylaws, for each meeting of the board of directors attended in 2008, each director will receive a fee of P.22,000 (nominal), except that for the final meeting of the year, each director will receive P.220,000 (nominal). Each member of a committee of the board of directors will receive a fee of P.15,400 (nominal) for each committee meeting attended in 2008, except the chairman of a committee, who will receive P.22,000 (nominal). None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits to our directors in their capacity as directors.

As of the date of this registration statement, we have not made provisions to provide pension, retirement or similar benefits for our executive officers and directors.

Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2007.

	Year ended December 31,
	2007	2006	2005
End of period number of employees	26,321	18,733	16,860
Employees by category of activity:
Telecommunications	10,086	9,174	8,924
Call centers	8,439	6,914	6,159
Cable television	5,493	489	—
Yellow pages	2,303	2,156	1,777
Employees by geographic location:
Brazil	16,044	14,268	13,384
Colombia	5,547	787	214
Latin America (1) and United States	4,730	3,678	3,262

(1)	Includes Argentina, Chile, Ecuador, Mexico and Peru.

The increase in the number of employees in 2007 relates principally to the increase in the number of employees in our cable television operations in Colombia.

At December 31, 2007, 15.9% of our employees are members of unions. All management positions are held by non-union employees. Salaries and certain benefits of employees are negotiated every year.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As of March 6, 2008, the AA Shares represented 42.4% of the total capital stock and 95.0% of the full voting shares (A Shares and AA Shares). The AA shares are owned by (a) Carso Global Telecom, (b) AT&T International, and (c) various other Mexican investors. Carso Global Telecom holds interests in the telecommunications industry and was separated from Grupo Carso, S.A. de C.V. in 1996. According to reports of beneficial ownership of Telmex shares filed with the SEC, Carso Global Telecom is controlled by Mr. Carlos Slim Helú and members of his immediate family.

We expect that Carso Global Telecom and AT&T International will enter into an agreement providing for certain matters relating to their ownership of AA Shares. They currently have such an agreement relating to their ownership of AA Shares of Telmex, which among other things, subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party and provides for the composition of the board of directors and executive committee of Telmex and for each party to enter into a management services agreement with Telmex. We expect them to reach an agreement of similar scope relating to Telmex Internacional.

The following table identifies owners of more than five percent of any class of our shares, based on shares outstanding as of March 6, 2008. Except as described below, we are not aware of any holder of more than five percent of any class of our shares. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class.

	AA Shares(1)		A Shares(2)		L Shares(3)		Percent of voting shares(4)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carso Global Telecom(5)	6,000.0	73.9%	92.0	21.4%	4,658.0	43.9%	71.3%
AT&T International(5)	1,799.5	22.2	—	—	—	—	21.1
Brandes Investment Partners, L.P.(6)	—	—	—	—	834.6	7.9	—

(1)	As of March 6, 2008, there were 8,115 million AA Shares outstanding, representing 95.0% of the total full voting shares (A Shares and AA Shares).

(2)	As of March 6, 2008, there were 429 million A Shares outstanding, representing 5.0% of the total full voting shares (A Shares and AA Shares).

(3)	As of March 6, 2008, there were 10,614 million L Shares outstanding.

(4)	A Shares and AA Shares.

(5)	Holders of A Shares and AA Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws.

(6)	Derived from reports of beneficial ownership of our shares filed with the SEC. For comparability purposes, percent of class is calculated based on the number of L Shares outstanding on March 6, 2008.

Carlos Slim Domit (chairman of the board of directors) may be deemed to have beneficial ownership of 6,000.0 million AA Shares, 92.6 million A Shares, and 4,835.6 million L Shares held by Carso Global Telecom and other companies that are under common control with Telmex Internacional. Except as described above, Telmex Internacional is not aware of any director, alternate director or executive officer who holds more than one percent of any class of its shares.

At December 31, 2007, 55.0% of our outstanding L Shares were represented by Telmex L Share ADSs, each representing the right to receive 20 Telmex L Shares and 20 Telmex Internacional L Shares, and 99.1% of the holders of Telmex L Share ADSs (11,632 holders, including The Depository Trust

Company, or DTC) had registered addresses in the United States. Of our outstanding A Shares, 25.8% were represented by Telmex A Share ADSs issued under a sponsored A Share ADS facility, each representing the right to receive 20 Telmex A Shares and 20 Telmex Internacional A Shares, and 99.6% of the holders of sponsored Telmex A Share ADSs (4,090 holders, DTC) had registered addresses in the United States.

We do not have information concerning Telmex Internacional holders with registered addresses in the United States of shares that are not represented by ADSs. We also have no information concerning U.S. ownership of A Share ADSs held under unsponsored A Share ADS programs.

RELATED PARTY TRANSACTIONS

General

We engage in a variety of transactions with affiliates, including transactions related to the Escisión and in the ordinary course of business. Pursuant to Mexican law, our board of directors has to vote on whether or not to approve certain transactions with related parties (1) that are outside the ordinary course of our business or (2) that are at non-market prices. A director with an interest in the transaction is not permitted to vote on its approval. None of the transactions described below was subject to approval by our board of directors.

The aggregate amount of our revenues from affiliates was P.4,683 million in 2007, P.4,176 million in 2006 and P.5,013 million in 2005. The aggregate amount of our expenses paid to affiliates was P.6,497 million in 2007, P.5,837 million in 2006 and P.3,754 million in 2005.

From time to time we may make investments together with affiliated companies, sell our investments to affiliates and buy investments from affiliates. In July 2006, for example, we entered into a 50-50 joint venture with América Móvil to construct a fiber optic network along Peru’s coastline for an estimated total cost of U.S.$86 million.

Transactions Relating to the Escisión

Following the Escisión, there has been a variety of contractual relationships between Telmex and Telmex Internacional, both to accomplish the separation of the Escisión and to provide for ongoing relationships. For these purposes, we have entered into a master transition agreement with Telmex (the “Master Agreement”), the principal terms of which are described below.

Implementation of the Escisión

The creation of Telmex Internacional and the transfer of assets and liabilities to Telmex Internacional was effected by the action of the extraordinary shareholder’s meeting of Telmex on December 21, 2007. Telmex has not made any representations regarding the value of any of the assets we received in the Escisión. We have agreed to indemnify Telmex against any liability, expense, cost or contribution asserted against Telmex that arises out of the assets owned directly or indirectly by Controladora de Servicios de Telecomunicaciones, S.A. de C.V., or Consertel, the subsidiary whose shares were transferred to us in the Escisión. Mexican law also provides that if an obligation is assumed by the new company in an escisión, and the new company fails to perform, a claimant may make a claim against the old company for up to three years unless the claimant expressly consented to the escisión. We did not assume any obligations in the Escisión, so Telmex is not liable for any obligations of Telmex Internacional. Consertel, which is a subsidiary of Telmex Internacional, will be subject to the possibility that a claimant against the new Telmex subsidiary created in the Consertel split-up might seek to assert its claim against Consertel if that new Telmex subsidiary defaults. We consider the risk of such a claim to be remote, and Telmex has agreed to indemnify us against any such claim.

The Master Agreement includes provisions intended to ensure that the purposes of the Escisión are fully achieved. Among other things, this agreement will provide in general terms as follows:

•

Telmex Internacional agrees to indemnify Telmex against any loss or expense resulting from the assertion against Telmex of any liabilities or claims that were transferred to Telmex Internacional in the Escisión or that relate to the businesses transferred to Telmex Internacional in the Escisión.

•

Telmex agrees to indemnify Telmex Internacional against any loss or expense resulting from the assertion against Telmex Internacional of any liabilities or claims that were retained by Telmex in the Escisión or that relate to the businesses retained by Telmex in the Escisión.

•	The parties agree to cooperate in obtaining consents or approvals, giving notices or making filings, as may be required as a result of the Escisión or in order to achieve the purposes of the Escisión.

•	Each party agrees to provide the other with information required to prepare financial statements, tax returns, regulatory filings or submissions and for other specified purposes.

•

Each party agrees to maintain the confidentiality of any information concerning the other that it obtained prior to the Escisión or that it obtains in connection with the implementation of the Escisión.

•	Each party agrees that it will not take any action that could reasonably be expected to prevent the Escisión from qualifying as tax-free under Mexican or U.S. federal tax laws.

•	Each party releases the other from certain claims arising prior to the Escisión. Telmex makes no representations concerning the assets transferred directly or indirectly in the Escisión.

Transitional Services

Under the Master Agreement, Telmex provides a variety of administrative services to Telmex Internacional on an interim basis. The services Telmex provides include certain data processing and corporate support and administrative services. They are generally provided at cost plus a specified percentage. We expect to be dependent on Telmex for these services through 2008 and possibly longer.

Ordinary-Course Transactions with Related Parties

We engage in transactions with entities that like us, are controlled, directly or indirectly, by Carlos Slim Helú and members of his immediate family. These entities include (a) Telmex and certain subsidiaries of Telmex, (b) América Móvil and its subsidiaries, (c) Grupo Carso and its subsidiaries and (d) Grupo Financiero Inbursa and its subsidiaries. In addition, we enter into transactions with our shareholder AT&T International.

We complete international traffic in Brazil, Colombia, Argentina, Chile, Peru and Ecuador from Telmex and América Móvil and their subsidiaries. Telmex completes the international traffic from us in Mexico. The subsidiaries of América Móvil in Latin America and the Caribbean complete international traffic from us through their cellular networks.

In Brazil, Embratel provides telecommunications services in the same geographical markets as subsidiaries of América Móvil that operate under the brand name Claro. As a result, Embratel and América Móvil have extensive operational relationships. Embratel, as a local and long distance service provider, and Claro, as a mobile service provider, interconnect each other’s traffic and make use of each other’s networks. Embratel also transports Claro’s traffic and leases lines to Claro. Through its subsidiary, BrasilCenter, Embratel provides call center services to Claro. América Móvil also provides interconnection to its cellular network in the other countries in South America where we have operations. Additionally, in these other countries, we provide private circuits and long-distance services to the subsidiaries of América Móvil.

In Mexico, we publish Telmex’s white pages telephone directories. Telmex provides us access to its customer database for use in our yellow pages directories and Telmex handles billing and the collection of payments from customers advertising in our yellow pages directories.

Transactions with Grupo Carso include the purchase of network construction services and materials. Transactions with Grupo Financiero Inbursa include financial services and insurance. In 2004, Embratel entered into a U.S.$75 million loan agreement with Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, a subsidiary of Grupo Financiero Inbursa. Embratel repaid the loan in full in 2006.

We have agreements with AT&T International that provide for AT&T International completing our international calls to the United States and for our completing AT&T International’s calls from the United States.

The terms of our ordinary-course transactions with our affiliates and with other companies that may be deemed to be under common control with us are generally similar to those on which each company does business with other, unaffiliated parties.

Transactions with our Shareholders

We expect to pay fees to our shareholders Carso Global Telecom and AT&T International for consulting and management services, pursuant to agreements with each party to be negotiated on behalf of us by a special committee of directors unaffiliated with any of the parties. Telmex has such an agreement with each of Carso Global Telecom and AT&T International. We have reimbursed Telmex U.S.$22.5 million of the amount Telmex has paid Carso Global Telecom for such services in 2008. We expect to begin paying fees for such services directly to Carso Global Telecom and to AT&T International in 2009.

Item 8.	Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

Embratel

Tax Disputes

We are engaged in a significant number of ongoing disputes with the tax authorities in Brazil relating to tax assessments and other claims against Embratel. As a result, we have a substantial amount of tax-related contingencies. As of December 31, 2007, we had recorded provisions in the aggregate amount of P.6,762 million with respect to tax-related contingencies at Embratel. While we believe that our positions in these cases are well founded, there can be no assurance that we will prevail or that the amount of our provisions will be sufficient to meet any adverse judgments or penalties.

In August 2006, pursuant to an agreement among all Brazilian states, we were granted a proportional reduction of our liability for value-added goods and services tax, or ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços), including restatement penalties and surcharges, through July 2006. The agreement is applicable throughout all states and the Federal District of Brazil, but the implementation of its provisions depends on each state’s regulations. In the states in which the agreement has already been implemented, we made payments of P.5,353 million in settlement of all disputes related to this matter. With respect to the states in which the agreement has not yet been implemented, we recorded a provision of P.92 million, based on our expectation that those states will also implement the terms of the agreement.

As of December 31, 2007, we had a provision of P.3,313 million in connection with our ongoing dispute with the Brazilian tax authorities regarding the payment by Embratel of income tax on inbound international income.

For more information regarding our tax-related and other contingencies in Brazil, see Note 17 to our audited consolidated financial statements.

Rate Readjustments

In June 2003, Anatel approved a tariff increase using the IGP-DI inflation index. These tariff increases were challenged in the Brazilian courts. In September 2003, the 2a Vara Federal do Distrito Federal, or the 2nd Chapter of the Federal District Court, issued an injunction requiring the tariff increase to be based on the IPCA inflation index, rather than the IGP-DI index used in the tariff rate formulas established in the concessions. Embratel and the three regional telecommunications operators adopted tariff rate increases based on this injunction. The change affected both the rates that we charged to our customers and the rates that we paid for interconnection. On July 1, 2004, the Corte Especial do Superior Tribunal de Justiça, or the Special Tribunal of the Higher Court of Justice, concluded that the IGP-DI, instead of the IPCA, must be used to calculate the increases in tariffs in the future. Companies were allowed to increase tariffs to reflect the IGP-DI inflation index, but the court decided that the difference in tariffs would not be applied retroactively. To minimize the effect on inflation, telecommunications companies agreed with Anatel and the Ministry of Communications that any increases in the rates to reflect the IGP-DI inflation index would be made gradually.

As a result of the decision by the Special Tribunal of the Higher Court of Justice, in 2004, Embratel reversed a provision of R$66 million, recorded as cost of services and goods sold, corresponding to the period from July through December 2003. However, a final decision is still pending.

Disputes with Third Parties

We are involved in a variety of additional litigation and administrative proceedings that have arisen in the ordinary course of business. Various disputes are in an advanced stage of the litigation process, and we may lose at least some of the cases. As of December 31, 2007, we had a provision of P.726 million for unfavorable rulings in 2007, compared to P.780 million as of December 31, 2006.

Colombian Competition Investigations

In June 2007, the Superintendent of Industry and Trade, Colombia’s competition authority, announced an investigation of our alleged failure to report the increased integration of operations between Telmex Colombia, which provides corporate Internet services, and Superview, which provides residential Internet services. The Superintendent of Industry and Trade announced a second investigation in June 2007 of our alleged failure to report our acquisitions of Superview, TV Cable and Cable Pacifico. Both investigations are in the discovery phase and we cannot predict when or how they will be resolved.

DIVIDENDS

Telmex Internacional has not paid dividends since its establishment in December 2007. The declaration, amount and payment of dividends will be determined by majority vote of the holders of A Shares and AA Shares, generally on the recommendation of the board of directors, and will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of A Shares and AA Shares. We expect to hold a general shareholders’ meeting during the first half of 2008 that will address the distribution of dividends. In March 2008, our board of directors agreed to recommend to our shareholders for approval at a general shareholders’ meeting the declaration of a dividend in 2008 in the amount of P.0.15 per share. We cannot assure you that we will pay dividends in the future or that we will do so on a continuous and regular basis. Our bylaws provide that holders of A Shares, AA Shares and L Shares participate on a per-share basis in dividend payments and other distributions. See “Item 10. Additional Information—Bylaws and Mexican Law—Dividend Rights.”

Item 9.	The Offer and Listing

DESCRIPTION OF SECURITIES

Our capital stock comprises Series A Shares, without par value, Series AA Shares, without par value and Series L Shares, without par value. All of the outstanding shares are fully paid and non-assessable. For a summary of the number of outstanding shares of each series, see “Item 10. Additional Information—Share Capital.”

Each AA Share or A Share entitles the holder thereof to one vote at shareholders’ meetings. The holder of an L Share may vote only in limited circumstances as described under “Item 10. Additional Information—Bylaws and Mexican Law––Voting Rights.” The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares. See “Item 10. Additional Information—Bylaws and Mexican Law––Limitations on Share Ownership.”

JPMorgan Chase Bank, N.A., as depositary, will issue L Share ADSs, each representing 20 L Shares, and A Share ADSs each representing 20 A Shares. See “Description of American Depositary Shares” under Item 12.

TRADING MARKETS

As of the date of this registration statement, there is no trading market for the Telmex Internacional shares or ADSs and there can be no assurances as to the establishment or continuity of any such market. We expect that our shares and ADSs will be listed or quoted on the following markets:

L Shares	Mexican Stock Exchange—Mexico City
L Share ADSs	New York Stock Exchange—New York
A Shares	Mexican Stock Exchange—Mexico City
A Share ADSs	New York Stock Exchange—New York

In addition, we expect that our shares will trade on the Mercado de Valores Latinoamericanos en Euros (Latibex).

Listing or quotation on these markets requires approval from the relevant authorities, and as of the date of this registration statement we have not yet received approval from any of them. We expect trading of our shares and our ADSs to begin during the second quarter of 2008, but there can be no assurance that there will be no delay in the commencement of trading.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 26 brokerage firms, which are exclusively authorized to trade on the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems, which are generally open on business days between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Telmex A Shares or the Telmex L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange outside Mexico, nor is it expected to apply to the Telmex Internacional L Shares.

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including those of Telmex, are on deposit with Indeval. It is expected that the Telmex Internacional shares will be on deposit with Indeval.

Item 10.	Additional Information

SHARE CAPITAL

The shares of Telmex Internacional were authorized and issued pursuant to the Telmex shareholders’ meeting of December 21, 2007 approving the Escisión. See “The Escisión” under Item 4. As of December 31, 2007, our capital structure was as follows:

Class	Number of Shares	Percentage of Capital	Percentage of Voting(1)
L Shares (no par value)(2)	10,815,705,456	55.87%	—
AA Shares (no par value)	8,114,596,082	41.91%	94.97%
A Shares (no par value)(3)	430,095,932	2.22%	5.03%

Total	19,360,397,470	100.0%	100.0%

(1)	Except on limited matters for which L Shares have voting rights.

(2)	Excluding 12,840,251,914 L Shares held by Telmex Internacional in treasury.

(3)	Excluding 31,354,480 A Shares held by Telmex Internacional in treasury.

Our capital stock comprises Series AA Shares, Series A Shares and Series L Shares, all without par value. All of the outstanding shares are fully paid and non-assessable.

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under “—Bylaws and Mexican Law—Voting Rights.” The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as provided in our bylaws. See “—Bylaws and Mexican Law—Limitations on Share Ownership.”

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. As of December 31, 2007, the AA Shares represented 41.91% of our outstanding capital stock and 94.97% of our combined AA Shares and A Shares.

BYLAWS AND MEXICAN LAW

Set forth below is a brief summary of certain significant provisions of our bylaws. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this registration statement. For a description of the provisions of our bylaws relating to our board of directors and its committees, see “Item 6. Directors, Senior Management and Employees.”

Organization and Register

Telmex Internacional is a sociedad anónima bursátil de capital variable organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles) and the Mexican Securities Market Law. It is registered with the Public Registry of Commerce of Mexico City under the number 375,438.

Purpose

Our main corporate purpose is to create, organize, operate, acquire and participate in the capital stock or equity of any and all commercial and individual (non-commercial) entities, associations or corporations, whether industrial, commercial, service or of any other type, domestic and foreign, and to construct, install, maintain and operate telecommunications networks.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the board of directors and the corresponding alternate directors and on the following matters:

•	the transformation of Telmex Internacional from one type of company to another;

•

any merger in which Telmex Internacional is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of Telmex Internacional (when Telmex Internacional is the surviving entity); and

•	cancellation of the registration of Telmex Internacional shares on the Mexican National Registry of Securities and any foreign stock exchange on which they are registered.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would affect the rights of holders of shares of such series. Additionally, holders of 20% or more of all outstanding shares would be entitled to request judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the board of directors or any other party calling for shareholder action. A negative determination could be subject to judicial challenge by an affected shareholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders’ Meetings

General shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting. Holders of L Shares are not entitled to attend or address meetings of shareholders at which they are not entitled to vote.

A special meeting of the holders of L Shares must be held each year for the election of directors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect directors and to determine the allocation of the profits of the preceding year.

The quorum for an ordinary general meeting of the AA Shares and A Shares is 50% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of holders of L Shares are governed by the same rules applicable to ordinary general meetings of holders of AA Shares and A Shares. The quorum for an extraordinary general meeting at which holders of L Shares may not vote is 75% of the AA shares and A Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

Holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders:

•	who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action; and

•	whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders’ meetings may be called by the board of directors, its chairman, co-chairman or secretary, by the committees that perform audit and corporate practices functions or their chairmen, or by a court. The board of directors or the committees that perform audit and corporate practices functions may be required to call a meeting of shareholders by the holders of 10% of the outstanding capital stock. Notice of meetings must be published in the Official Gazette or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares with us at our office in Mexico City, with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholder meetings. ADS holders must exercise their voting rights through the depositary.

Dividend Rights

At the annual ordinary general meeting of holders of AA Shares and A Shares, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board of directors, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our capital stock. The remainder of net profits is available for distribution.

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution.

Limitation on Capital Increases

Our bylaws require that any capital increase be represented by new shares of each series in proportion to the number of shares of each series outstanding.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series. Preemptive rights must be exercised within 30 calendar days following the publication of notice of the capital increase in the Official Gazette and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible.

Under the Mexican Securities Market Law, however, if Telmex Internacional were to increase its capital stock to effect a public offering of newly issued shares or were to resell any repurchased shares, no preemptive rights would be available to the holders of outstanding shares as a result of the issuance or resale.

Limitations on Share Ownership

Pursuant to our bylaws, non-Mexican investors are not permitted to own more than 49% of our capital stock. The A Shares and the L Shares are unrestricted. The AA Shares, however, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. A holder that acquires AA Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those AA Shares. As a consequence of these limitations, a non-Mexican investor cannot own AA Shares except through a trust that effectively neutralizes the votes of non-Mexican investors. The restrictions in our bylaws reflect provisions in the bylaws of Telmex. The restrictions in Telmex’s bylaws are derived from the Foreign Investment Law and its regulations, which are applicable to Mexican enterprises in certain economic sectors, including telephone services.

Restrictions on Certain Transactions

Our bylaws provide that any acquisition of more than 10% of our issued and outstanding shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our board of directors.

Restrictions on Registration in Mexico

Our shares will be registered with the National Registry for Securities, as required under the Mexican Securities Market Law. If we wish to cancel our registration, or if it is cancelled by the CNBV, we will be required to make a public offer to purchase all outstanding shares prior to such cancellation.

Unless the CNBV authorizes otherwise, the offer price will be the higher of: (1) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (2) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. If, after the public offer is concluded, there are still outstanding shares held by the general public, we will be required to create a trust for a period of six months, into which we will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public. Within the five days prior to the commencement of the public offer, after taking into account the opinion of the audit committee, our board of directors must publish its opinion regarding the offer price.

Tender Offer Rules

Our bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation (i.e., 30% or more) in the capital stock of the company, without conducting a previous public offer in accordance with the Mexican Securities Market Law and applicable rules issued by the CNBV, would not have the right to exercise the corporate rights of their shares, and that the company will not register such shares in the share registry book.

Other Provisions

Variable capital. We are permitted to issue shares constituting fixed and variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable-capital shares, unlike the issuance of fixed-capital shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares.

Forfeiture of shares. As required by Mexican law, our bylaws provide that “any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation.” Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights he may have, including any rights under the U.S. securities laws, with respect to his investment in us. If the shareholder invokes such governmental protection in violation of this agreement, his shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican federal courts.

Duration. Telmex Internacional’s existence under the bylaws is 99 years from the date of the public deed in which its incorporation is evidenced.

Purchase of our own shares. We may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be made in compliance with the policies established by the board of directors. The shareholders’ meeting approves the maximum amount of funds that may be used during the year for the repurchase of shares. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

Conflict of interest. Shareholders with conflicting interests with Telmex Internacional with respect to a transaction are required to abstain from deliberating and voting on the specific transaction. A shareholder that votes on a specific business transaction in which its interest conflicts with Telmex Internacional’s may be liable for damages, but only if the transaction would not have been approved without its vote. A determination of conflicting interest would initially be made by the shareholder subject to judicial challenge. Mexican law does not provide extensive guidance on the criteria to be applied in making such a decision.

Appraisal rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from Telmex Internacional and receive the book value attributable to its shares, provided it exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The case law concerning fiduciary duties of directors has not been developed and has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements, as described above under “—Shareholders’ Meetings.” As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

Enforceability of Civil Liabilities

Telmex Internacional is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Brazil and Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

CERTAIN CONTRACTS

We are party to concession agreements that authorize us to provide certain telecommunications services on specific terms. These are described in “Item 4. Information on the Company.”

Our agreements with related parties are described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the Mexican government has allowed the peso to float freely against the U.S. dollar since December 1994.

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of our L Shares, A Shares, L Share ADSs, or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell shares or ADSs.

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto between the United States and Mexico entered into force on January 1, 1994 and has been amended by an additional protocol that entered into force on July 3, 2003 (together, the “Tax Treaty”). The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law and the Mexican Federal Tax Code) and the United States as in effect on the date of this registration statement (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of our shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of our shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and the rules and regulations thereunder, as currently in effect, of an investment in shares or ADSs by a holder that is not a resident of Mexico and that will not hold the shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “nonresident holder”).

For purposes of Mexican taxation, the definition of residence is highly technical and residence arises in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has his or her center of interests in Mexico; a corporation is considered a resident if it has established its place of effective management in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican tax purposes, all income attributable to that permanent establishment will be subject to Mexican income taxes, in accordance with applicable tax laws.

This summary does not address all of the Mexican tax consequences that may be applicable to specific holders of the shares (including a holder that controls us, an investor that holds 10% or more of the shares or holders that constitute a group of persons for purposes of Mexican law). It also does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. In particular, this summary does not describe any tax consequences arising under the laws of any state, locality, municipality or taxing jurisdiction other than certain federal laws of Mexico.

Tax Treaties

The Mexican Income Tax Law has established procedural requirements for a nonresident holder disposing of shares to be entitled to benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include the obligation to (i) prove tax treaty residence, (ii) appoint a representative in Mexico for taxation purposes and (iii) present tax calculations prepared by authorized certified public accountants. These requirements are also applicable to provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined in “—U.S. Federal Income Tax Considerations”).

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to our shares or ADSs will not be subject to Mexican withholding tax.

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of shares or ADSs, provided that (i) the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the New York Stock Exchange and the Mercado de Valores Latinoamericanos en Euros (Latibex), and (ii) certain other requirements are met including that the acquisition was made pursuant to a non-restricted open market offer.

For a nonresident corporation or individual that does not meet the requirements summarized above, proceeds obtained from the sale or disposition of shares will be subject to a 25% tax. Under certain circumstances, nonresident corporations and individuals, alternatively, may elect to pay a 20% tax on the gain obtained from the transaction.

Pursuant to the Tax Treaty, gains realized by a U.S. holder (as defined in “—U.S. Federal Income Tax Considerations”) eligible for the benefits of the Tax Treaty from the sale or other disposition of shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that such U.S. holder owned less than 25% of the shares representing capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

Gains realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. If a corporation is a resident of a tax haven (as defined by the Mexican Income Tax Law), the applicable rate will be 40% on the gross income obtained. Non-U.S. holders should consult their own tax advisers as to their possible eligibility under such treaties.

In other cases, nonresident holders will be subject to Mexican income tax on the sale or other disposition of shares or ADSs. Such nonresident holders should consult with their own tax advisers as to how Mexican income tax would apply to their circumstances.

Other Mexican Taxes

Under certain circumstances, a nonresident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs. A gratuitous transfer of shares by a nonresident holder, however, may in certain circumstances result in the imposition of Mexican tax upon the recipient. There are no Mexican stamp, issue, registration or similar taxes payable by a nonresident holder with respect to shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs that may be relevant to U.S. holders. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, certain short-term holders of shares or ADSs and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a “U.S. holder” is a holder or beneficial owner of shares or ADSs that is:

•	a citizen or resident of the United States of America;

•	a corporation organized under the laws of the United States of America or any state thereof; or

•	otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

If a partnership holds our shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our shares or ADSs should consult their own tax advisers.

Each U.S. holder should consult such holder’s own tax adviser concerning the overall tax consequences to it of the ownership or disposition of shares or ADSs that may arise under foreign, state and local laws.

Treatment of ADSs

In general, a U.S. holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

Taxation of Distributions

In this discussion, we use the term “dividends” to mean distributions paid out of our current or accumulated earnings and profits with respect to our shares or ADSs. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs, L Shares and A Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs, L Shares and A Shares will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Tax Treaty has been approved for the purposes of the qualified dividend rules. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder will recognize gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder’s basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition or, for a cash basis U.S. holder (or an electing accrual basis U.S. holder), at the exchange rate in effect on the settlement date, if the amount realized is denominated in a foreign currency). Gain or loss realized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder is taxed at a reduced rate. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the shares or ADSs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, our shares or ADSs.

Exchange of Shares

A U.S. holder’s exchange of A Shares for L Shares will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the L Shares equal to the basis such holder had in the exchanged A Shares. An exchanging U.S. holder’s holding period for the L Shares will include the holding period such U.S. holder had in the A Shares before such shares were exchanged.

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

•	established that it is a corporation or other exempt holder; or

•

provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that it is not subject to backup withholding has occurred and otherwise complies with applicable requirements of the backup withholding rules.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

U.S. Tax Consequences for Non-U.S. holders

Distributions. A holder or beneficial owner of shares or ADSs that is not a U.S. holder for U.S. federal income tax purposes (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Dispositions. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

•	such gain is effectively connected with the conduct by the holder of a U.S. trade or business; or

•

in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information reporting and backup withholding. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

CORPORATE GOVERNANCE PRACTICES

The disclosure of the significant ways our corporate governance practices differ from those required for U.S. companies under the New York Stock Exchange listing standards is posted on our website and can be accessed at: www.telmexinternacional.com.

DIVIDENDS AND PAYING AGENTS

We have not yet established procedures for the payment of dividends, and have not appointed any financial institution to act as paying agent for the payment of dividends. No procedures have been put into place to allow non-resident holders to claim dividends.

STATEMENTS BY EXPERTS

The consolidated financial statements of Telmex Internacional, S.A.B. de C.V. at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, appearing in this registration statement have been audited by Mancera, S.C., a Member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein. The consolidated financial statements of Net Serviços de Comunicação S.A. at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, appearing in this registration statement have been audited by Ernst & Young Auditores Independentes S.S., a Member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The registered address of Mancera, S.C., a Member of Ernst & Young Global, is at Antara Polanco, Avenida Ejercito Nacional, Torre Paseo, No. 843-B Piso 4, Colonia Granada, 11520, México, D.F., México. The registered address of Ernst & Young Auditores Independentes S.S., a Member of Ernest & Young Global, is at Av. Pres. Juscelino Kubitscheck, 1830, Torre I – 6o. andar – Itaim Bibi, 04543-900 – São Paulo, SP, Brasil.

DOCUMENTS ON DISPLAY

Following effectiveness of this registration statement, we will be subject to the information requirements of the Exchange Act, and in accordance therewith, we will file reports, including annual reports on Form 20-F, and other information electronically with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make are also available to the public over the Internet at the SEC’s website at www.sec.gov and at our website at www.telmexinternacional.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this registration statement.)

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to exchange rate risk and interest rate risk related to our indebtedness. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than the currencies of the primary operating environments for each of our subsidiaries. As of December 31, 2007, indebtedness denominated in foreign currencies was P.15,982 million, of which P.14,335 million was denominated in U.S. dollars. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.8,614 million of indebtedness bearing interest at floating rates at December 31, 2007.

We use derivative instruments to minimize the impact of fluctuations in exchange rates affecting our indebtedness. We regularly assess our exposure and monitor opportunities to manage these risks. See “Item 5. Operating and Financial Review and Prospects—Risk Management.”

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rates

The potential loss in fair value of financial instruments held at December 31, 2007, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, taking into account our hedging transactions, would have been approximately P.1,192 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.107 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in local currency of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair market value of financial instruments held at December 31, 2007, that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments, taking into account our hedging transactions, would have been approximately P.128 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2007, taking into account our hedging transactions, would have resulted in additional interest expense of approximately P.4 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

Item 12.	Description of Securities other than Equity Securities

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

JPMorgan Chase Bank, N.A. is the depositary for the L Share ADSs, each representing 20 L Shares, and the A Share ADSs, each representing 20 A Shares, referred to collectively as the ADSs. We will enter into an L Share ADS Deposit Agreement and an A Share ADS Deposit Agreement, referred to collectively as the Deposit Agreements, with the depositary and all holders from time to time of the L Share ADSs or the A Share ADSs, as the case may be. The depositary’s principal office is 4 New York Plaza, 13th Floor, New York, New York 10004, and its telephone number is (212) 623-0636.

Each L Share ADS and each A Share ADS represents an ownership interest in 20 L Shares or 20 A Shares, as the case may be, deposited with the custodian, as agent of the depositary, specified under the Deposit Agreements. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to holders. The ADSs are evidenced by American Depositary Receipts, or ADRs.

ADSs may be held either directly or indirectly through a broker or other financial institution. The following description assumes holders hold ADSs directly, by having an ADS registered in their name on the books of the depositary. Indirect ADS holders must rely on the procedures of the broker or financial institution through which they hold their securities to assert the rights of ADR holders described below, and should consult with their broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, holders must rely on it to exercise the rights of a shareholder on their behalf. The obligations of the depositary and its agents are set out in the Deposit Agreements. Each of the Deposit Agreements and the ADSs is governed by New York law.

The following is a summary of the material terms of the Deposit Agreements. Because it is a summary, it does not contain all the information that may be important to holders. For more complete information, holders should read the entire Deposit Agreement and the form of ADR which contains the terms of their ADSs. Copies of the Deposit Agreements will be filed as exhibits to this registration statement. Holders may also obtain a copy of the Deposit Agreements at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make are also available to the public over the Internet at the SEC’s website at www.sec.gov and at our website at www.telmexinternacional.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this registration statement.)

Share Dividends and Other Distributions

The depositary has agreed to pay to holders the cash dividends or other distributions it or the custodian receives on the A Shares and L Shares or other deposited securities, after deducting its expenses. Holders will receive these distributions in proportion to the number of underlying shares their ADSs represent.

•

Cash. The depositary will distribute to holders any U.S. dollars available to it resulting from any cash dividend or other cash distribution we pay on the shares unless that is not possible or practical. If we pay such cash dividend or cash distribution in foreign currency, the depositary will convert any such cash into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. The depositary will deduct its expenses in (1) converting and transferring cash, including obtaining the approval of a governmental authority therefor, and (2) making any other public or private sale. In addition, before making a distribution the depositary will deduct any taxes withheld and any fees owing. If the exchange rates fluctuate during a time when the depositary cannot convert the currency, holders may lose some or all of the value of the distribution.

•

Shares. The depositary may distribute new ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares that would require it to issue fractional ADSs and distribute the net proceeds in the same way as it distributes cash. If new ADSs are not so distributed, outstanding ADSs will represent the proportionate interest in the shares for which no new ADSs were distributed.

•

Rights to receive additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary will make these rights available to holders to the extent that we first furnish the depositary with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and it is practical to sell the rights, the depositary will sell the rights and distribute the U.S. dollar proceeds in the same way as it distributes cash. The depositary may allow rights that are not distributed or not sold (because a sale is not practicable) to lapse. In that case, holders will receive no value for them.

•

Other distributions. The depositary will send to holders anything else we distribute on deposited securities by any means it thinks is equitable and practical. If the depositary believes it is not feasible to make the distribution, the depositary will distribute any net proceeds from the sale of what we distributed if available in U.S. dollars, in the same way as it distributes cash.

Any U.S. dollars will be distributed by checks for whole dollars and cents (fractional cents will be withheld without liability for interest and dealt with by the depositary in accordance with its then current practices).

To the extent the depositary decides any distribution to holders is not practical, it may make any other distribution it believes is practical, including foreign currency, securities or property. The depositary may retain any of the same as deposited securities without paying interest on or investing it.

Holders have no assurance from the depositary that it will be able to effect any currency conversion or to sell any distributed property, rights or other securities timely or at a specified rate or price.

Deposit, Withdrawal and Cancellation

Issuance of ADSs

The depositary will issue ADSs if holders or their brokers deposit shares or evidence of rights to receive shares issued by us with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names requested by holders and will deliver ADSs at its office to the persons requested by holders.

Withdrawal of ADS and delivery of shares

Except in limited circumstances permitted under Form F-6, when holders turn in their ADS at the depositary’s office, it will, upon payment of certain applicable fees, charges and taxes, deliver at the custodian’s office the underlying shares in registered form only.

At holders’ risk, expense and request, the depositary may deliver at such other place as the holders may request.

Voting Rights

The depositary will notify holders of upcoming votes and arrange to deliver voting materials to them. Such materials will describe the matters to be voted on and explain how holders may instruct the depositary to vote the shares or other deposited securities underlying their ADSs. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as holders instruct. The depositary will only vote or attempt to vote as instructed by holders. We cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. Holders who do not provide voting instructions to the depositary will be deemed to have instructed it to give a discretionary proxy to a person that we designate, provided that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that we do not desire a discretionary proxy, substantial opposition exists or materially and adversely affects the rights of holders of L Shares or A Shares, as the case may be. The provisions of the Deposit Agreements relating to voting are the same for L Share ADSs as for A Share ADSs, but the voting rights of the L Shares themselves are more limited. See “Item 10. Additional Information—Bylaws and Mexican Law—Voting Rights.”

Reports and Other Communications

The depositary will make available for inspection by holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English.

Additionally, if we make any written communications generally available to holders of L Shares or A Shares, as the case may be, including the depositary or the custodian, and the depositary or the custodian actually receives those written communications, the depositary will mail copies of them, or, at its option, summaries of them, to ADS holders.

Fees and Expenses

The depositary may charge ADS holders up to:	For:

U.S.$5.00 per 100 ADSs (or portion thereof)	• Each issuance, delivery, reduction, cancellation or surrender of an ADS,(including as a result of a distribution of shares or rights or other property) and each withdrawal of underlying shares

Registration or transfer fees	• Transfer and registration of L Shares or A Shares on any applicable register payable by holders when they deposit or withdraw shares

Depositary’s expenses	• Conversion of foreign currency to U.S. dollars

Depositary’s expenses	• Cable, telex and facsimile transmission

U.S. $0.02 or less per ADS	• Any cash distribution

U.S.$1.50 per ADR	• Any transfer of ADRs

U.S.$0.02 per ADS per year	• Services performed by the depositary in administering the ADRs

In addition, holders may be required to pay a fee for the distribution or sale of securities. Such fee would be for an amount equal to the fee for the execution and delivery of ADSs that would be charged as if the securities were treated as deposited shares.

In addition, ADS holders must pay as necessary or incurred any taxes and other governmental charges the depositary or the custodian is required to pay on any ADS, or share underlying an ADS, such as stock transfer, stamp duty, stamp duty reserve or withholding taxes and charges incurred or payable by the depositary or any of its agents in connection with the servicing of shares or other deposited securities or in connection with compliance with law, rule or regulation.

We will pay all other charges and expenses of the depositary and its agents (except the custodian) pursuant to agreements entered into from time to time between ourselves and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The amount of reimbursement available to us is not calculated based on the fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

Holders will have to pay any other taxes payable by or on behalf of the depositary or the custodian with respect to the ADSs, other deposited securities or any distribution thereon to the depositary. Until holders pay such taxes, the depositary may withhold their dividends and other distributions and may refuse to effect a registration, registration of transfer, split-up, combination or withdrawal of the deposited securities.

The depositary may deduct the amount of any taxes owed from any payments to holders. It may also sell deposited securities or property, other than cash, by public or private sale, to pay any taxes owed. Holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and will pay to holders any proceeds, or send to holders any cash or other property, remaining after it has paid the taxes.

The depositary or the custodian will remit to the governmental authority any amounts required to be withheld in connection with a distribution which is owed by either of them to such governmental authority. We will similarly remit any amounts so owed by us.

Reclassifications, Recapitalizations and Mergers

If we

•	change the par value of the L Shares or A Shares,

•	reclassify, split up, cancel or consolidate any of the deposited securities, or

•	recapitalize, reorganize, merge, consolidate or sell our assets or if there are securities available from a liquidation, receivership or bankruptcy;

then, to the extent the relevant Deposit Agreement is not amended to reflect such change and no distribution is made to Holders:

•	the securities received by the depositary will become deposited securities, and each ADS will automatically represent its proportionate share of the new deposited securities, and

•	the depositary may issue new ADSs or ask holders to surrender their outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

We may agree with the depositary to amend the Deposit Agreements and the ADSs without the consent of holders for any reason. If an amendment adds or increases fees or charges (except for taxes and other governmental charges, transfer or registration fees or certain expenses of the depositary and except for cable, telex, electronic and facsimile transmission and delivery charges), or prejudices an important right of ADS holders, it will only become effective 30 days after the depositary notifies holders of the amendment. At the time an amendment becomes effective, holders are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the relevant ADSs and Deposit Agreement as amended.

No amendment will impair holders’ rights to surrender their ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

The depositary will terminate the Deposit Agreements if we ask it to do so but must notify holders 30 days before termination. The depositary may also terminate the Deposit Agreements at its own initiative but may only do so after giving us 30 days’ prior notice at any time 90 days after it has resigned as depositary, provided no successor depositary has been appointed during such 90-day period. In the case of a termination by the depositary, it will provide holders with 30 days’ prior notice.

After termination, the depositary and its agent will be required to do only the following under the Deposit Agreements: (a) advise holders of such termination, (b) collect and hold distributions on the deposited securities, (c) sell property or rights or convert deposited securities into cash as provided in the

Deposit Agreements, and (d) deliver shares and other deposited securities upon cancellation of ADSs. As soon as practicable after six months from the termination date, the depositary will, if practical, sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the relevant Deposit Agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. The depositary has no liability for interest. Its only obligations will be to account for the money and other cash. After termination, our only obligations will be with respect to certain indemnification obligations and to pay certain charges to the depositary.

Limitations on Obligations and Liability to ADS Holders

The Deposit Agreements expressly limit our obligations and the obligations of the depositary. They also limit our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without gross negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our respective obligations under the Deposit Agreements;

•	are not liable if either of us exercises discretion permitted under the Deposit Agreements;

•

have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreements on holders’ behalf or on behalf of any other party, except in the case of Telmex Internacional unless indemnity satisfactory to us in our sole discretion is, and continues to be, provided to us covering all expenses and liability;

•	may rely upon any documents we believe to be genuine and to have been signed or presented by the proper party;

•	will not be liable for any action or inaction while relying on advice or information from legal counsel or certain other advisors, holders or anyone else competent to give advice or information.

The depositary will not be responsible for failing to carry out instructions to vote the ADSs or for the manner in which the ADSs are voted or the effect of the vote.

The depositary and its agents may fully respond to any and all demands or requests for information maintained by or in its behalf in connection with the Deposit Agreements, any Holder or Holders, any ADR or ADRs or otherwise related thereto to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation, laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

Neither we nor the depositary nor any of our respective agents shall be liable to Holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages.

The depositary may own and deal in our securities and in ADSs.

In the Deposit Agreements, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue or register transfer of an ADS, make a distribution of an ADS, or permit withdrawal of underlying shares, it may require:

•

payment of (a) stock transfer or other taxes or other governmental charges, (b) transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities and (c) the depositary’s charges in connection with such action;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish from time to time, consistent with the Deposit Agreements, including presentation of transfer documents.

The depositary may refuse to deliver, transfer or register transfers of ADSs generally when its or our transfer books or any register for deposited securities are closed or at any time the depositary or we think it advisable to do so.

Holders’ Right to Receive Shares Underlying their ADSs

Holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (a) we or the depositary have closed our transfer books; (b) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (c) we are paying a dividend on the shares;

•	when any holder seeking to withdraw shares owes money to pay fees, taxes and similar charges; and

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreements.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. Holders may inspect such records at reasonable times, but solely for the purpose of communicating with other holders in the interest of business matters relating to the Deposit Agreements or our company.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

In certain circumstances, subject to the provisions of the Deposit Agreements, the depositary may issue ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may pre-release ADSs if:

•

before or at the time of the pre-release, the person to whom the pre-release is being made represents in writing to the depositary that it or its customer owns the shares to be deposited, assigns all rights thereto to the depositary, holds the shares for the account of the depositary and will deliver the shares to the custodian as soon as practicable, and

•

pre-released ADSs are fully collateralized with cash or U.S. government securities held by the depositary for the benefit of holders. In addition, the depositary will limit the number of pre-released ADSs to no more than 20% of all deposited shares.

PART II

Items 13-16.  Not Applicable

PART III

Item 17.	Not Applicable

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this registration statement beginning on page F-1. The audited consolidated financial statements of Net are included in this registration statement beginning on page F-72.

Item 19.	Exhibits

Documents filed as exhibits to this registration statement:

1.1	Bylaws (estatutos sociales) of Telmex Internacional, S.A.B. de C.V., dated December 21, 2007 (English translation).

2.1	Form of L Share Deposit Agreement, incorporated by reference to our registration statement on Form F-6 (File No. 333-151240) filed on May 29, 2008.

2.2	Form of A Share Deposit Agreement, incorporated by reference to our registration statement on Form F-6 (File No. 333-151242) filed on May 29, 2008.

4.1	Master Transition Agreement between Teléfonos de México, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., dated as of December 26, 2007 (English translation).

8.1	List of significant subsidiaries of Telmex Internacional, S.A.B. de C.V.

23.1	Consent of Mancera, S.C.

23.2	Consent of Ernst & Young Auditores Independentes S.S.

The exhibits do not include any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed when under such instrument the total amount of securities authorized does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant agrees to furnish a copy of any such instrument to the SEC upon its request.

INDEX TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited consolidated financial statements of Telmex Internacional, S.A.B. de C.V.

Report of Mancera, S.C.	F-1

Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005	F-2

Consolidated Balance Sheets as of December 31, 2007 and 2006	F-3

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2007, 2006 and 2005	F-5

Consolidated Statements of Changes in Financial Position for the years ended December 31, 2007, 2006 and 2005	F-4

Notes to the Audited Consolidated Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Telmex Internacional, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Telmex Internacional, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated financial statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telmex Internacional, S.A.B. de C.V. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from those followed in the United States of America (see Note 20).

Mancera, S.C. Member of Ernst & Young Global

/s/ C.P.C. Fernando Espinosa López
C.P.C. Fernando Espinosa López

Mexico City, Mexico

April 7, 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except for earnings per share, with purchasing power at December 31, 2007)

	Year ended December 31,
	2007		2006		2005		Millions of U.S. dollars, except for earnings per share 2007
Operating revenues:
Domestic long-distance service	P.	27,083,640	P.	29,248,364	P.	28,714,198	$2,492
Corporate networks		15,390,235		15,481,918		12,948,222	1,416
Local service		7,873,585		5,510,535		3,916,363	725
Internet access services		4,381,169		3,502,203		3,309,152	403
International long-distance service		3,604,967		3,785,583		4,863,627	332
Pay television		1,043,879		48,704		—	96
Other		8,382,696		7,943,061		7,595,139	772

		67,760,171		65,520,368		61,346,701	6,236

Operating costs and expenses:
Transport and interconnection		23,649,023		23,987,857		24,067,026	2,176
Cost of sales and services		9,802,648		8,457,364		7,592,730	902
Commercial, administrative and general expenses		16,207,483		21,487,843		14,467,096	1,492
Depreciation and amortization (Notes 6 and 7) (includes P. 6,285,879 in 2007, P. 6,650,883 in 2006 and P. 6,525,822 in 2005, not included in cost of sales and services)		7,770,805		8,271,004		8,050,667	715

		57,429,959		62,204,068		54,177,519	5,285

Operating income		10,330,212		3,316,300		7,169,182	951

Other expense (income), net (Notes 3 and 17)		242,692		(1,906,514)		206,549	23
Comprehensive financing cost:
Interest income		(1,216,707)		(1,166,804)		(1,703,062)	(112)
Interest expense		1,630,535		1,781,599		2,379,397	150
Exchange loss , net		3,107		713,402		338,370	—
Monetary (gain) loss, net		(140,781)		213,507		(12,274)	(13)

		276,154		1,541,704		1,002,431	25
Equity interest in net income of affiliates		689,075		577,567		122,645	63

Income before income tax		10,500,441		4,258,677		6,082,847	966
Income tax (Note 16):		3,486,763		1,240,988		1,497,146	321

Net income	P.	7,013,678	P.	3,017,689	P.	4,585,701	$645

Distribution of net income:
Majority interest	P.	6,463,834	P.	2,352,289	P.	3,179,531	$595
Non-controlling interest		549,844		665,400		1,406,170	50

	P.	7,013,678	P.	3,017,689	P.	4,585,701	$645

Weighted average number of shares outstanding (millions)		19,766		20,948		22,893	19,766

Majority net income per share	P.	0.33	P.	0.11	P.	0.14	$0.03

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	December 31,
	2007		2006		Millions of U.S. dollars 2007
Assets
Current assets:
Cash and cash equivalents	P.	17,267,803	P.	6,905,510	$1,589
Accounts receivable, net (Note 3)		18,059,882		18,361,586	1,662
Inventories for sale, net		1,056,733		117,627	97
Prepaid expenses and others		1,629,167		1,304,224	150

Total current assets		38,013,585		26,688,947	3,498
Plant, property and equipment, net (Note 6)		50,493,841		47,270,748	4,647
Inventories for operation of the telephone plant, net		1,787,603		939,545	165
Licenses and trademarks, net (Note 7)		5,721,334		5,644,733	527
Equity investments (Note 5)		5,932,778		2,799,888	546
Deferred taxes (Note 16)		7,633,694		9,293,595	703
Goodwill, net (Note 5)		16,297,953		10,605,356	1,500
Other non-current assets (Note 3)		3,399,963		4,938,161	313

Total assets	P.	129,280,751	P.	108,180,973	$11,899

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 8)	P.	4,713,208	P.	4,931,917	$434
Accounts payable and accrued liabilities (Note 12)		19,986,593		20,834,666	1,839
Taxes payable		874,065		1,247,321	82
Deferred credits (Note 11)		4,319,181		4,241,559	397

Total current liabilities		29,893,047		31,255,463	2,752
Long-term debt (Note 8)		11,269,225		12,558,450	1,037
Labor obligations (Note 14)		2,584,223		2,670,286	238

Total liabilities		43,746,495		46,484,199	4,027
Stockholders’ equity (Note 15):
Capital stock		17,828,563			1,641
Other capital contributions		37,781,610			3,477
Parent investment				35,620,168
Retained earnings:
Prior years		13,735,687		9,533,169	1,266
Current year		6,463,834		2,352,289	595

		20,199,521		11,885,458	1,861
Other accumulated comprehensive income		7,082,661		10,715,509	650

Majority stockholders’ equity		82,892,355		58,221,135	7,629
Non-controlling interest		2,641,901		3,475,639	243

Total stockholders’ equity		85,534,256		61,696,774	7,872

Total liabilities and stockholders’ equity	P.	129,280,751	P.	108,180,973	$11,899

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	Year ended December 31,
	2007		2006		2005		Millions of US dollars 2007
Operating activities
Net income	P.	7,013,678	P.	3,017,689	P.	4,585,701	$645
Add (deduct) items not requiring the use of resources:
Depreciation		6,436,751		6,816,904		7,045,456	592
Amortization		1,334,054		1,454,100		1,005,211	123
Goodwill impairment		—		378,100		—	—
Deferred taxes		1,430,443		(764,679)		230,632	132
Equity interest in net income of affiliates		(689,075)		(577,567)		(122,645)	(63)
Labor obligation costs		145,575		168,539		204,529	13

		15,671,426		10,493,086		12,948,884	1,442
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable		2,049,522		(7,131,821)		2,304,645	189
Inventories for sale		(939,106)		26,168		232,598	(86)
Prepaid expenses and others		(427,157)		(398,776)		16,149	(39)
(Decrease) increase in:
Labor Obligations:
Contributions to trust fund		(338)		(426)		(432)	—
Payments to employees		(13,184)		(11,207)		(8,299)	(1)
Accounts payable and accrued liabilities		(1,528,408)		4,978,868		(1,654,647)	(141)
Taxes payable		(292,199)		2,187,205		(1,614,261)	(27)
Deferred credits		(26,628)		223,388		51,974	(3)

Resources provided by operating activities		14,493,928		10,366,485		12,276,611	1,334

Financing activities
New loans		5,280,218		10,247,872		5,358,428	486
Repayment of loans		(3,771,268)		(2,480,607)		(14,961,588)	(347)
Effect of exchange rate differences and variances in debt expressed in constant pesos		(3,816,533)		(1,185,305)		(1,982,831)	(351)
Increase in parent investment		19,990,005		8,153,409		11,446,988	1,840
Contribution of non-controlling stockholders		—		—		1,383,352	—
Dividends paid to non-controlling stockholders in subsidiary		(27,403)		(423,402)		—	(3)

Resources provided by financing activities		17,655,019		14,311,967		1,244,349	1,625

Investing activities
Plant, property and equipment		(12,180,470)		(8,769,350)		(8,721,760)	(1,121)
Licenses and trademarks		(849,763)		(1,036,962)		(2,177,284)	(78)
Inventories for operation of the telephone plant		(623,430)		(49,463)		(530,696)	(57)
Subsidiaries and affiliated companies		(8,485,267)		(14,081,037)		(6,762,003)	(781)
Initial cash balance from equity investment in subsidiaries		352,276		55,308		225,943	32

Resources used in investing activities		(21,786,654)		(23,881,504)		(17,965,800)	(2,005)

Net increase (decrease) in cash and cash equivalents		10,362,293		796,948		(4,444,840)	954
Cash and cash equivalents at beginning of year		6,905,510		6,108,562		10,553,402	636

Cash and cash equivalents at end of year	P.	17,267,803	P.	6,905,510	P.	6,108,562	$1,590

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2007, 2006 and 2005

(In thousands of Constant Mexican pesos with purchasing power at December 31, 2007)

	Parent investment		Capital stock		Other capital contributions		Retained earnings		Other accumulated comprehensive income		Total majority stockholders equity		Non-controlling Interest		Comprehensive income		Total stockholders’ equity
Balances at January 1, 2005	P.	16,019,773					P.	163,110	P.	9,404,751	P.	25,587,634	P.	23,049,592			P.	48,637,226
Increase in parent investment		11,446,986										11,446,986						11,446,986
Acquisition of non-controlling interest and contribution from non-controlling stockholders								3,784,722				3,784,722		(2,697,971)				1,086,751
Gain on sale of entities to companies under common control								1,170,300				1,170,300		(1,170,300)
Comprehensive income:
Net income of the year								3,179,531				3,179,531		1,406,170	P.	4,585,701		4,585,701
Other comprehensive income items
Effect of translation of foreign entities										5,712,870		5,712,870		(2,659,691)		3,053,179		3,053,179
Effect of labor obligations, net of deferred taxes										(13,624)		(13,624)				(13,624)		(13,624)
Deficit from holding non-monetary assets, net of deferred taxes										(4,243,977)		(4,243,977)		(2,653,999)		(6,897,976)		(6,897,976)

Comprehensive income															P.	727,280

Balances at December 31, 2005		27,466,759						8,297,663		10,860,020		46,624,442		15,273,801				61,898,243
Increase in parent investments		8,153,409										8,153,409						8,153,409
Cash dividend paid to non-controlling interest in subsidiary														(423,402)				(423,402)
Acquisition of non-controlling interest:								861,070		—		861,070		(12,187,494)				(11,326,424)
Noncontrolling interests														7,498				7,498
Gain in dilution of investment in affiliate:								374,436				374,436		33,287				407,723
Comprehensive income
Net income of the year								2,352,289		—		2,352,289		665,400	P.	3,017,689		3,017,689
Other comprehensive income items
Effect of translation of foreign entities										1,514,572		1,514,572		337,846		1,852,418		1,852,418
Effect of labor obligations, net of deferred taxes										(26,593)		(26,593)		—		(26,593)		(26,593)
Deficit from holding non-monetary assets, net of deferred taxes										(1,632,490)		(1,632,490)		(231,297)		(1,863,787)		(1,863,787)

Comprehensive income:															P.	2,979,727

Balances at December 31, 2006		35,620,168						11,885,458		10,715,509		58,221,135		3,475,639				61,696,774
Increase in parent investment		19,990,005								—		19,990,005		—				19,990,005
Effect of split- up		(55,610,173)	P.	17,828,563	P.	37,781,610				—		—		—
Cash dividend paid to non-controlling interest in subsidiary										—		—		(27,403)				(27,403)
Acquisition of non-controlling interest								9,414		—		9,414		(388,348)				(378,934)
Gain on dilution of investment in affiliate								1,840,815		—		1,840,815		—				1,840,815
Comprehensive income
Net income of the year								6,463,834		—		6,463,834		549,844	P.	7,013,678		7,013,678
Other comprehensive income items:
Effect of translation of foreing entities										652,182		652,182		(24,818)		627,364		627,364
Effect of labor obligations, net of deferred taxes										(33,610)		(33,610)		—		(33,610)		(33,610)
Deficit from holding non-monetary assets, net of deferred taxes										(4,251,420)		(4,251,420)		(943,013)		(5,194,433)		(5,194,433)

Comprehensive income															P.	2,412,999

Balances at December 31, 2007 (Note 14)	P.	—	P.	17,828,563	P.	37,781,610	P.	20,199,521	P.	7,082,661	P.	82,892,355	P.	2,641,901			P.	85,534,256

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

1.	Incorporation and Description of the Business

a)	Incorporation

Telmex Internacional, S.A.B. de C.V. and subsidiaries (collectively the “Company” or “Telmex Internacional”) was incorporated under Mexican laws on December 26, 2007, as a result of the split-up of Teléfonos de México, S.A.B. de C.V. (“Telmex”). Carso Global Telecom, S.A.B. de C.V. holds the majority of the Company’s voting shares (73.9% as of December 31, 2007).

The split-up of the entities comprising Telmex Internacional, S.A.B. de C.V. and its subsidiaries was approved by Telmex’s shareholders at the extraordinary shareholders’ meeting held on December 21, 2007, at which time each of the holders of Telmex’s shares became the owner of an equal number of Telmex Internacional’s shares of the corresponding class. On December 26, 2007, Telmex contributed all the shares of Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (Telmex’s former subholding company) issued and outstanding to Telmex Internacional. The split-up was implemented using a procedure under Mexican corporate law called escisión or split-up.

All of the entities that comprise Telmex Internacional have been and will continue to operate on a stand-alone basis. Costs incurred or paid by Telmex on behalf of the split-up entities prior to the split-up were charged to each entity.

Ongoing relationships between Telmex and Telmex Internacional will be limited to: i) ordinary course commercial relationships of the kind that normally occur between interconnection operators; ii) agreements relating to the implementation of the split-up such as indemnification, releases, assistance in obtaining consents, exchange of information, covenants relating to the tax treatment of the split-up and similar matters; and iii) temporary corporate support and administrative services, that will continue while we develop independent capabilities. Telmex will provide us these services at a fixed price based on the identified costs plus a percentage.

Prior to the incorporation of Telmex Internacional, its operations were conducted through subsidiaries of Telmex. The accompanying financial statements for these periods are presented on a consolidated basis prepared from Telmex’s historical accounting records, and include the historical operations of the entities transferred to Telmex Internacional by Telmex in the split-up. Telmex’s net investment in Telmex Internacional and its subsidiaries have been included in these financial statements at Telmex’s cost plus its equity in the undistributed earnings or losses of the contributed entities.

b)	Description of the Business

We are a holding company focused on providing a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions through our subsidiaries in Argentina, Brazil, Chile, Colombia, Ecuador and Peru, as well as services related to yellow pages directories in Mexico, the United States, Argentina and Peru.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

An analysis of the principal subsidiaries and affiliated companies and their country of incorporation, at December 31, 2007 and 2006 follows:

		Equity interest % at December 31
Company	Country	2007		2006
Subsidiaries:
Controladora de Servicios de
Telecomunicaciones, S.A. de C.V.	Mexico	100.0		100.0
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0		100.0
Sección Amarilla USA LLC	U.S.A.	80.0		80.0
Embratel Participações S.A. (Embrapar)	Brazil	98.0	(1)	97.0	(1)
Empresa Brasileira de Telecomunicações S.A. (Embratel)	Brazil	97.0		96.0
Star One S.A.	Brazil	77.6		76.8
Primesys Soluçoes Empresariais, S.A.	Brazil	97.0		96.0
Vesper S.A.	Brazil	97.0		96.0
Vesper Sao Paulo, S.A.	Brazil	97.0		96.0
Telmex do Brasil Ltda.	Brazil	98.0		97.0
Metrored Holdings, SRL (formerly Metrored Telecomunicaciones SRL)	Argentina	95.0		99.3
Telmex Argentina S.A.	Argentina	95.3	(3)	99.3
Ertach, S.A	Argentina	95.1	(4)	—
Telmex Chile Holding S.A.	Chile	100.0		100.0
Telmex Corp. S.A. (formerly Chilesat Corp. S.A.)	Chile	99.7		99.7
Telmex TV, S.A.	Chile	100.0		—
Telmex Colombia S.A.	Colombia	100.0		100.0
Superview Telecomunicaciones, S.A.	Colombia	99.6		99.6
Telmex Hogar, S.A.	Colombia	100.0		—
TV Cable Telecomunicaciones, S.A. E.S.P.	Colombia	100.0
Network and Operation, S.A.	Colombia	100.0		—
The Now Operation, S.A.	Colombia	100.0		—
Megacanales, S.A.	Colombia	100.0		—
Cablecaribe, S.A.	Colombia	100.0		—
Telmex Perú S.A.	Perú	100.0		100.0
Boga Comunicaciones, S.A.	Perú	100.0		—
Ecuadortelecom, S.A. (Ecutel)	Ecuador	100.0		—
Affiliated companies:
Net Serviços de Comunicação S.A.	Brazil	34.4	(2)	38.6	(2)

(1)	At December 31, 2007 we hold 98.1% of the controlling shares of this subsidiary (98.0% in 2006).

(2)	Corresponds to the indirect shareholding percentage of Telmex Internacional in Net; the direct and indirect interest of Embratel Participações S.A. in Net Serviços de Comunicação S.A. at December 31, 2007, is 35.1% (39.9% in 2006).

(3)	Corresponds to the indirect shareholding percentage of Telmex Internacional in Telmex Argentina; the direct interest of Metrored Holdings, SRL and Controladora de Servicios de Telecomunicaciones, S.A. de C.V. in Telmex Argentina is 100%

(4)	Corresponds to the indirect shareholding percentage of Telmex Internacional in Ertach; the direct interest of Metrored Holdings, SRL and Controladora de Servicios de Telecomunicaciones, S.A. de C.V. in Ertach is 100%.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Revenues are obtained primarily from telecommunications services, which are comprised of local telephone services, domestic and international long-distance services, as well as the interconnection of domestic long-distance operators, mobile telephone companies and local service operators networks with the Telmex Internacional local network, data transmission to corporate networks, internet access, pay cable and satelite television and printed and internet based yellow pages directories. Other revenues are also obtained from the sale of telephone equipment.

Empresa Brasileira de Telecomunicações, S.A. (Embratel) the most important foreign subsidiary, provides domestic and international long-distance services, data transmission and other services, and through its subsidiary Star One S.A. (Star One) it provides satellite services. Both Companies operates under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (ANATEL).

Under the terms of telecommunications concessions in Brazil for domestic and international long-distance services starting January 1, 2006, Embratel obtained from, the Federal Government a renewal for a 20-year term concession. The cost of this license is related to the payment, biannually, corresponding to 2% of the revenues from switched telephone service, net of taxes and social contributions, of the previous year to the payment. The satellite licenses are in force through December 31, 2020, and the related license costs are paid by Star One based on a fixed annual payment of approximately P. 10.6 million. Both concessions may be renewed upon expiration.

The rest of the countries also operate under concessions and government licenses.

On April 7, 2008, Telmex Internacional’s Chief Executive Officer, authorized the issuance of the accompanying financial statements and these notes, which must be also approved by the Company’s Board of Directors, Audit Committee and Stockholders at their next meetings.

2.	Significant accounting policies

The accompanying financial statements have been prepared in accordance with Mexican Financial Reporting Standards (MFRS). The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a)	Basis of consolidation and equity method

The consolidated financial statements include the accounts of Telmex Internacional, S.A.B. de C.V. and those of our subsidiaries over which we exercise control. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All companies operate in the telecommunications sector or provide services to companies operating in this sector.

Subsidiaries are fully consolidated from the month following the date of acquisition, and continue to be consolidated until the date that such control ceases.

The equity method of accounting is used for investments in affiliated companies over which we have significant influence. This accounting method consists basically of recognizing our equity interest in the results of operations and in the stockholders’ equity of the affiliate at the time such results are recognized by them (see Note 5).

Gains (losses) arising from issuances by investees of its own stock are recognized in stockholders’ equity.

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. Non-controlling interest refers primarily to certain consolidated foreign subsidiaries that are not wholly-owned.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

b)	Translation of financial statements of foreign subsidiaries and affiliates

The financial statements of consolidated foreign subsidiaries and affiliates were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries and affiliates abroad, in their local currency and local accounting principles, are adjusted to conform to the Mexican Financial Reporting Standards in force and then restated to constant local currency amounts based on the rate of inflation of the country in which each subsidiary and affiliates operate.

All balances amounts, except for stockholders’ equity, are translated into Mexican pesos at the prevailing exchange rate at year-end; stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The restated amounts of the statements of income are translated into Mexican pesos at the prevailing exchange rate at the end of the year being reported.

Exchange rate changes and the monetary position effect derived from intercompany monetary items are included in the consolidated statements of income.

The difference resulting from the translation process is called Effect of translation of foreign entities and is included in stockholders’ equity as part of the caption Other accumulated comprehensive income.

c)	Recognition of the effects of inflation on financial information

The financial statements include the effects of inflation on financial information; therefore, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2007.

The financial statements for the years ended December 31, 2006 and 2005, have been remeasured into constant Mexican pesos as of December 31, 2007, by using a weighted average re-expression factor by region. For this purpose, the Company deconsolidated the financial statements by regions, which are divided in Mexico, the United States and Latin America. The consolidated statements were then restated by the inflation in Mexico, the United States and, in the case of Latin America, by using weighted average re-expression factors, which consider the inflation rate and exchange rate changes in each of the countries that comprise the Latin America region. The weighting of the inflation rates and exchange rate changes was made based in the revenues obtained by each country in that region in 2006 and 2005. After such remeasurement the regional financial statements presented in Mexican constant pesos as of December 31, 2007 are then consolidated.

Capital stock, other capital contributions, parent investment and retained earnings were restated into constant Mexican pesos using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) published by Banco de México (Mexico’s central bank).

The deficit from re-expression of stockholders’ equity consists of accumulated monetary position loss of Mexican subsidiaries at the time the provisions of Bulletin B-10 were first applied and of the result from holding non-monetary assets, which represents the difference between the re-expression by the specific indexation method and re-expression based on the NCPI. This item is included in stockholders’ equity as part of the caption Other accumulated comprehensive income.

The net result of monetary position included in the statements of income as part of the caption Comprehensive result of financing, represents the effect of inflation on monetary assets and liabilities.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

The statement of changes in financial position is prepared based on the financial statements expressed in constant Mexican pesos. The sources and applications of resources represent the change in constant Mexican pesos in the different balance sheet items that affect cash balances. Monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

d)	Revenue recognition

Revenues are recognized when services are rendered. Revenues and expenses from the sale of advertising in the telephone directory (yellow pages) are recognized ratably over period the directory is in circulation, typically twelve months. Installation revenues on data service contracts are recognized when the installation process is complete. Revenues from the sale of equipment are recorded when products are delivered.

Revenues from local service are comprised of new-line installation charges, monthly service fees, and other service charges to subscribers.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. Revenues for international long-distance service also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

Pay television revenue includes fees from connection, subscription service, and pay-per-view services. Revenue is recorded in the month the services are provided.

e)	Use of estimates

The preparation of the financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from these estimates.

f)	Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to market value.

g)	Derivative financial instruments and hedging activities

We use currency swaps and forward contracts to mitigate our foreign currency risks; however, since we have not formally documented the hedge relationship, we do not apply hedge accounting rules to our derivative financial instruments.

Derivatives are presented in the balance sheet at their fair value, which is obtained from financial institutions with which we have entered into the related agreement. Changes in the fair value of derivatives are recognized in the income statement under the exchange loss caption.

In addition to derivatives, the Company’s principal financial instruments consist of bank loans, financial leases, accounts payable and loans granted. The main purpose of these instruments is to finance the Company’s operations. The Company has several financial assets, such as accounts receivable and short-term deposits, that are derived directly from its business.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Board of Directors reviews and approves the Company’s risk management policies.

h)	Allowance for doubtful accounts

The allowance for doubtful accounts is based on a statistical analysis based on our past experience, current delinquencies and economic trends; for operators, we make individual estimates that reflect our evaluation of pending disputes over amounts owed.

The risk of uncollectibility from related party receivables is evaluated annually based on an examination of each related party’s financial situation and the market in which the related parties operate.

i)	Inventories

Inventories for sale are valued using the average cost method and are then restated for inflation. The stated value of inventories is not in excess of their net realizable value.

Inventories for the operation of the telephone plant are initially valued using the average cost method and are then restated for inflation using specific indexation factors. The restated value of inventories is similar to its replacement cost, not in excess of its market value.

j)	Plant, property and equipment

Plant, property and equipment of local origin are recorded at acquisition cost and then restated for inflation based on adjustment factors derived from the NCPI of each country, and acquisitions of imported telephone plant is restated based on the rate of inflation of its country of origin.

At December 31, 2007, approximately 74% (70% in 2006) of the value of the plant, property and equipment has been restated for inflation using specific indexation factors.

Depreciation of plant, property and equipment is computed on the restated values using the straight-line method, based on the estimated useful lives of the related assets (see Note 6).

Plant, property and equipment is reviewed whenever there are indications of impairment in their carrying value. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows) is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

For the years ended December 31, 2007, 2006 and 2005 there were no impairment losses in the Company’s fixed assets.

k)	Leases

Lease arrangements are classified as capital leases if under the agreement, the ownership of the leased asset is transferred to the lessee upon termination of the lease, the agreement includes an option to purchase the asset at a reduced price, the term of the lease is basically the same as the remaining useful life of the leased asset, or the present value of minimum lease payments is basically the same as the market value of the leased asset, net of any benefit or scrap value.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

When the lessor retains the risks or benefits inherent to the ownership of the leased asset, the agreements are classified as operating leases and rent is charged to results of operations.

l)	Licenses and trademarks

Licences are initially recognized at acquisition cost and then restated based on the rate of inflation of each country. Licenses are amortized in conformity with the terms of each license, over periods that range from five to twenty-nine years (see Note 7).

Trademarks are recognized at their estimated fair values at the time of their acquisition, and are amortized using the straight-line method over periods ranging from one to ten years (see Note 8).

The value of intangible assets with finite useful lives is reviewed whenever there are indications of impairment in their value. When there are indications of impairment in the value of our intangible assets, the recoverable value of the related assets is estimated, which is defined as the higher of the asset’s net selling price or its value in use (which is computed based on discounted cash flows). When the net carrying amount of an asset exceeds its recoverable value, the difference is recognized as an impairment loss.

Intangible assets with indefinite useful lives, including those that are not yet available for use and intangibles whose amortization period exceeds 20 years from the date they were available for use, are tested for impairment at the end of each year.

During the years 2007, 2006 and 2005, no impairment losses in the carrying amount of licences and trademarks have been recognized.

m)	Business acquisitions and goodwill

Business acquisitions are recorded using the acquisition method. The acquisition of non-controlling interests is treated as a transaction between entities under common control; therefore, any difference between the acquisition cost and the carrying value of net assets acquired is recognized as an equity transaction.

Goodwill represents the excess of the acquisition cost over the fair value of the net assets acquired at the purchase date. Goodwill is not subject to amortization, but rather is tested at least annually for impairment (See Note 5).

Under Mexican FRS, an impairment loss on goodwill must be recognized if its book value exceeds its recoverable value. The company determines the recoverable value of goodwill through its perpetuity value, which is computed by dividing the average of the excess of the value in use of the cash generating unit, by the average of the appropriate discount rates used in the determination of the present value of future cash flows of the cash generating unit.

In 2006, we recognized an impairment loss of P. 378,100, which is included in the caption of general expenses in the income statement. No impaiment losses were recognized in 2007 and 2005.

n)	Accruals

Accruals are recognized whenever (i) the Company has a current obligation (legal or assumed) as a result of a past event, (ii) it is probable that a cash disbursement will be required to settle such obligation and (iii) the obligation can be reasonably estimated.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

The Company recognizes contingent liabilities only when a cash disbursement to settle the contingent obligation is probable. Also, commitments are only recognized when they generate a loss.

o)	Labor obligations

Defined benefit plans, which encompass pension, seniority premium, medical assistance plan and severance costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 14).

Contributions to the defined contribution plans are recognized in expense at the time the employees make their corresponding contributions to this plan.

p)	Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences determined from such date to the time foreign currency denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to income of the year, except for those arising on foreign currency denominated loans for the construction of fixed assets, as such costs are capitalized as comprehensive result of financing during the construction stage.

See Note 13 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

q)	Comprehensive income

The Company’s comprehensive income consists of the net income for the year, the effects of translation of foreign entities, the result from holding non-monetary assets, and the corresponding deferred tax consequences.

Other accumulated comprehensive income as of December 31, 2007, 2006 and 2005 is comprised of the following:

	2007		2006		2005
Deficit from re-expression of stockholders’equity	P.	(2,222,177)	P.	1,969,633	P.	2,828,987
Effect of translation of foreign entities		9,206,647		8,554,465		7,039,893
Deferred taxes		173,551		233,161		1,006,297
Effect of Labor Obligations		(75,360)		(41,750)		(15,157)

	P.	7,082,661	P.	10,715,509	P.	10,860,020

r)	Taxes on income and employee profit sharing

Current year income tax and asset tax are charged to the statement of income and represents a liability due and payable in a period of less than one year.

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the balance sheet date, or the enacted tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Asset tax is a minimum income tax and any amount paid can be credited against future income tax due for a period of ten years, thus it is recognized as a deferred income tax asset, subject to a valuation allowance for the amounts that are not more likely than not to be realized.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are not more likely than not to be realized.

Current year employee profit sharing is charged to the statement of income, under the caption other income (expense), net, and represents a liability due and payable in a period of less than one year.

Deferred employee profit sharing is recognized only on temporary differences considered non-recurring with a known turnaround time.

s)	Statement of Income presentation

Costs and expenses in the Company’s statement of income are presented by a combination of their function and nature, since such classification is the one followed in our industry, thus allowing comparability among our industry peers.

The presentation of operating income is shown in the statement of income, since operating income is an important indicator used for evaluating the Company’s performance. Operating income consists of ordinary revenues and operating costs and expenses and thus excludes other ordinary income (expense). This presentation is comparable to the one used in the financial statements for the years ended December 31, 2006 and 2005.

t)	Earnings per share

Earnings per share is determined by dividing majority net income by the weighted average number of Telmex’s shares issued and outstanding, because the split-up ratio was 1:1.

u)	Concentration of risk

A portion of excess cash is invested in time deposits in financial institutions with strong credit ratings. Telmex Internacional does not believe it has significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

The Company operates internationally; consequently, it is exposed to market risks from fluctuations in exchange rates.

The Company depends upon various key suppliers and vendors, if any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company’s business and results of operations could be adversely affected.

v)	Segment information

Segment information is prepared based on information used by the Company in its decision making processes, based on the geographical areas in which Telmex Internacional operates (see Note 18).

w)	Convenience translation

United States dollar amounts as of December 31, 2007 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power as of December 31, 2007, as a matter of mathematical computation only, at an exchange rate of P. 10.8662 to

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

U.S.$1.00, the December 31, 2007 exchange rate. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at this or any other rate.

x)	New accounting pronouncements

i) The most important new pronouncements that came into force in 2007 are as follows:

Mexican FRS B-3, Statement of Operations

Mexican FRS B-3 establishes the guidelines for classifying income, costs and expenses as either ordinary or non-ordinary and eliminates the captions “Operating income” and “Initial accumulated effect of accounting changes” from the income statement; however, it does not prohibit the presentation of operating income. This standard also requires that costs and expenses be presented in the statement of income based on their function, nature or a combination of both.

When an entity does decide to include the “Operating income” caption, Mexican FRS B-3 requires the disclosure of the items comprising such caption and a justification for its inclusion in the statement of income.

Mexican FRS B-13, Subsequent Events at the Date of the Financial Statements

Mexican FRS B-13 modifies the former rules relative to subsequent events, by establishing that certain events, such as the restructuring of assets and liabilities and the relinquishing by creditors of their collection rights in the case of debt default, must be disclosed in the notes to the financial statements and recognized in the period in which they took place. Accordingly, the financial statements may no longer be adjusted to reflect such subsequent events.

The adoption of Mexican FRS B-13 had no effect on the Company’s financial position.

Mexican FRS C-13, Related Parties

This Mexican FRS broadens the concept of related parties to include immediate family members of key management personnel or directors, as well as funds derived from labor obligation plans. Mexican FRS C-13 also requires the following disclosures: i) the relationship between the controlling company and its subsidiaries, irrespective of whether transactions were carried out between them in the period; ii) the name of the direct controlling company and, when different from such, the name of the principal controlling company of the economic entity to which the entity belongs; and iii) compensation granted to the entity’s key management personnel or directors (in the case of public companies). This standard allows entities to disclose, only when there are enough elements to sustain such an assertion, that the transactions carried out with related parties are on terms similar to market conditions.

The adoption of the requirements of Mexican FRS C-13 had no effect on the Company’s financial position or on its results of operations.

Mexican FRS D-6, Capitalization of the Comprehensive Result of Financing

Mexican FRS D-6 establishes that entities must capitalize comprehensive result of financing (CRF), which had been optional under Mexican accounting Bulletin C-6, Property, Plant and Equipment.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

As of January 1, 2007, adopted FRS D-6, which requires the capitalization of the comprehensive result of financing incurred on our plant, property and equipment that is considered as construction in progress whose work started after January 1, 2007. Capitalized comprehensive result of financing is subsequently restated by applying factors based on the corresponding specific indexation factor. The amount of comprehensive result of financing to be capitalized is determined by applying the weighted average interest rate of financing to the weighted average of the investments in qualifying assets made during its acquisition period. In the case of foreign currency denominated financing, comprehensive result of financing includes the related exchange gains or losses.

During the year ended December 31, 2007 the Company did not capitalize any comprehensive result of financing as it did not have significant investment in qualifying assets.

Mexican FRS interpretation 4, Presentation of Employee Profit Sharing in the Statement of Income

Mexican FRS interpretation 4 establishes that employee profit sharing must be presented in the statement of income as an ordinary expense.

Mexican FRS interpretation 8, Effects of the Impuesto Empresarial a Tasa Única (Flat-Rate Business Tax)

In December 2007, the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (Mexican Financial Information Standards Research and Development Board or “CINIF”), issued Mexican FRS interpretation 8, which is effective for periods ending on or after October 1, 2007. Such standard was created as a result of the need to clarify whether the flat-rate business tax (FRBT) should be treated as a tax on profits and to establish the guidelines for its accounting treatment.

Mexican FRS interpretation 8 establishes that the FRBT is a tax on profit and that for the year ended December 31, 2007, its effects should be recognized in conformity with the provisions of Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, and as of January 1, 2008, in conformity with Mexican FRS D-4, Taxes on Profits. Based on the conclusions of this Interpretation, an entity must first prepare financial projections to determine whether its future taxable base would result in FRBT payable or regular income tax payable. Based on the results of these projections, taxpayers will be able to identify the expected behavior of FRBT and regular income tax.

The application of this interpretation had no effect on the Company’s financial position or results of operations, since management determined that the Company would have no FRBT payable in the following years.

ii) The most important new pronouncements that will become effective in in 2008 are as follows:

Mexican FRS B-2, Statement of Cash Flows

In November 2007, Mexican FRS B-2 was issued by the CINIF to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes that the statement of cash flows substitutes the statement of changes in financial position as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows will show the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial position rather than its cash flows. In an inflationary environment, the amounts of both financial statements are expressed in constant Mexican pesos. However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows in constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period are not eliminated.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Mexican FRS B-2 establishes that in the statement of cash flows, the entity must first present cash flows derived from operating activities, then from investing activities, the sum of these activities and finally cash flows derived from financing activities. The statement of changes first shows the entity’s operating activities, then financing activities and finally its investing activities. Under this new standard, the statement of cash flows may be determined by applying the direct or indirect method.

The transitory rules of Mexican FRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended prior to 2008 presented for comparative purposes, should include a statement of changes in financial position, as established by Mexican accounting Bulletin B-12.

The Company is analyzing the method to be applied as of January 1, 2008.

Mexican FRS B-10, Effects of Inflation

In July 2007, the CINIF issued Mexican FRS B-10, Effects of Inflation, which is applicable for years beginning on or after January 1, 2008, and replaces Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information. Mexican FRS B-10 defines two economic environments that will determine whether or not entities must recognize the effects of inflation on financial information: i) inflationary, when cumulative inflation in the preceding three years is equal to or higher than 26% (an 8% annual average); and ii) non-inflationary, when cumulative inflation for the preceding three years is less than the aforementioned 26%. Based on these definitions, the effects of inflation on financial information must be recognized only when entities operate in an inflationary environment.

This standard also establishes the accounting rules applicable whenever the economy changes from any type of environment to the other. When the economy changes from an inflationary environment to a non-inflationary one, the entity must maintain in its financial statements the effects of inflation recognized through the immediate prior year, since the amounts of prior periods are taken as the base amounts of the financial statements for the period of change and subsequent periods. Whenever the economy changes from a non-inflationary environment to an inflationary one, the effects of inflation on the financial information must be recognized retrospectively, meaning that all information for prior periods must be adjusted to recognize the accumulated effects of inflation of the periods in which the economic environment was considered non-inflationary.

This standard also abolishes the use of the specific-indexation method for the valuation of imported fixed assets and the replacement-cost method for the valuation of inventories, thus eliminating the result from holding non-monetary assets. Therefore, at the date this Mexican FRS comes into force, entities which have recognized any accumulated result from holding non-monetary assets in their stockholders’ equity, under other comprehensive income items must identify the realized and unrealized portions of such result.

The realized result from holding non-monetary assets must be reclassified to retained earnings, while the unrealized portion must be maintained as such within stockholders’ equity, and reclassified to results of operations when the asset giving rise to it is realized. Whenever it is deemed impractical to separate the realized from the unrealized result from holding non-monetary assets, the full amount of this item may be reclassified to retained earnings.

As a result adopting this standard on the Company’s 2008 financial statements shall be the Company’s ceasing to recognize the effects of inflation on its financial information, considering that based on the three preceeding years cumulitative inflation is less than 26%; however, it will reclassify the total amount of the result of holding non-monetary assets, net of deferred taxes, and the accumulated monetary position loss of Mexican subsidiaries to retained earnings.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Mexican FRS B-15, Foreign Currency Translation

In November 2007, the CINIF issued Mexican FRS B-15, Foreign Currency Translation, which is effective for years beginning on or after January 1, 2008. This standard replaces the previous Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

Since Mexican FRS B-15 includes the concepts of recording currency, functional currency and reporting currency, the standard eliminates the concept of integrated foreign operations and foreign entity established in Mexican accounting Bulletin B-15.

The recording currency is defined as that currency in which accounting records are kept. Functional currency is the currency in which cash flows are generated and the reporting currency is that in which the financial statements are presented.

Derived from the adoption of the aforementioned concepts, this standard also establishes new procedures for translating the financial statements of foreign operations, from the recording currency into the functional currency, and from the functional currency into the reporting currency.

Under FRS B-15, the first step in the translation of foreign operations is to determine the functional currency, which is usually the currency of the primary economic environment in which the foreign operation is located. However, the functional currency may in some cases differ from the local currency or recording currency, which occurs when these currencies do not represent the currency in which cash flows of foreign operations are expressed.

If the functional currency differs from the recording currency, the financial statements must be translated into their functional currency, as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate, except for the effects of non-monetary assets and liabilities on results of operations of the period, such as depreciation and cost of sales, which must be translated at the historical exchange rate used in the translation of the corresponding balance sheet item. Translation differences shall be carried directly to the income statement.

Once the financial statements have been expressed in the functional currency, they must be translated into the reporting currency by applying: i) the exchange rates at the balance sheet date to all asset, liability and stockholders’ equity accounts and ii) the historical exchange rate to revenues, costs and expenses. Any difference resulting from the translation or consolidation processes or from applying the equity method, must be recognized as a cumulative translation adjustment as part of other comprehensive income items in stockholders’ equity.

This procedure is applicable to operations carried out in a non-inflationary environment. For foreign operations are carried out in an inflationary environment, Mexican FRS B-15 requires that the effects of inflation on financial information be recognized prior to translation and in conformity with Mexican accounting Bulletin B-10, using the price index of the country in which the operations are carried out.

Once the effects of inflation on financial information have been recognized in the recording currency: i) asset, liability and stockholders’ equity accounts must be translated using the prevailing exchange rate at the balance sheet date; ii) income statement accounts must be translated at the exchange rate at the balance sheet date; and iii) differences resulting from the translation or consolidation processes or from applying the equity method must be recognized as a cumulative translation adjustment as part of other comprehensive income items in stockholders’ equity.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Mexican FRS B-15 establishes that the preparation of comparative financial statements must take into account the economic environment of the reporting entity. If the entity operates in a non-inflationary economic environment, the financial statements from prior years included for comparative purposes shall be presented as originally issued; however, if the reporting entity operates in an inflationary economic environment, the financial statements included for comparative purposes must be presented in Mexican pesos with purchasing power at the latest balance sheet date.

At the date of the issuance of these financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position. Such effects are expected to be material.

Mexican FRS D-3, Employees Benefits

On January 1, 2008, the new Mexican FRS D-3, Employee Benefits, issued by the CINIF, went into effect and replaced the old Mexican accounting Bulletin D-3, Labor Obligations. The most significant changes contained in Mexican FRS D-3 are as follows: i) shorter periods for the amortization of unamortized items, with the option to credit or charge actuarial gains or losses directly to results of operations, as they accrue; ii) elimination of the recognition of an additional liability and resulting recognition of an intangible asset and comprehensive income item; iii) provides the accounting guidelines of current-year and deferred employee profit sharing, requiring that deferred employee profit sharing be recognized using the asset and liability method established under Mexican FRS D-4; and iv) current-year and deferred employee profit sharing expense is to be presented as an ordinary expense in the income statement rather than as part of taxes on profits.

The adoption of this standard in 2008 will require that both the additional liability and the related intangible asset and comprehensive income item be eliminated and that the unamortized items be carried to results of operations in a period not exceeding five years. The initial effect of the recognition of deferred employee profit sharing, net of deferred income tax, must be charged or credited to retained earnings with no effect on results of operations for the year beginning on January 1, 2008.

At the date of issuance of these financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position. Such effects are expected not to be material.

Mexican FRS D-4, Taxes on Profits

In July 2007, the CINIF issued Mexican FRS D-4, Taxes on Profits, which is applicable for years beginning on or after January 1, 2008, and replaces Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing. The most significant changes included in this standard with respect to Mexican accounting Bulletin D-4 are as follows: i) the concept of permanent differences is eliminated, since the asset and liability method requires the recognition of deferred taxes on all differences in balance sheet accounts for financial and tax reporting purposes, regardless of whether they are permanent or temporary; ii) since current-year and deferred employee profit sharing is considered as an ordinary expense, it is excluded from this standard and is now addressed under Mexican FRS D-3; iii) asset tax is required to be recognized as a tax credit and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its future realization; and iv) the cumulative effect of adopting Mexican accounting Bulletin D-4 is to be reclassified to retained earnings, unless it is identified with comprehensive items in stockholders’ equity not yet taken to income.

Under this standard, the cumulative effect of adopting Mexican accounting Bulletin D-4 has to be reclassified to retained earnings, unless it is identified with other comprehensive income items included in stockholders’ equity not yet taken to income, in which case it will have to be reclassified to results of operations when the item giving rise to it is reconized in income.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

The Company expects that the application of this new standard will not have a significant effect on its financial position or its results of operations.

Mexican FRS interpretation 5, Accounting Recognition of the Additional Consideration Agreed at the Inception of a Derivative to Adjust the Instrument to its Fair Value

In November 2007, the CINIF issued Mexican FRS interpretation 5, which is effective for years beginning on or after January 1, 2008. This Interpretation is intended to clarify whether or not the additional consideration agreed at the inception of a derivative to adjust to instrument to its fair value should be amortized over the life of the hedge.

This Interpretation clarifies that the additional consideration agreed at the inception of a derivative is part of the fair value of the derivative and, accordingly, it must be included as part of the fair value in which the derivative is initially recorded, which will be adjusted for changes in its fair value in subsequent periods. Therefore, the additional consideration should not be amortized.

Mexican FRS interpretation 6, When a Hedge May Be Formally Designated

In November 2007, the CINIF issued Mexican FRS interpretation 6, which is effective for years beginning on or after January 1, 2008. This Interpretation is intended to clarify whether a derivative may be formally designated as a hedge on a date subsequent to its contract date.

Mexican interpretation FRS 6 establishes that a derivative may be designated as a “hedge” at its inception date or contract date or at a subsequent date, provided that it meets the conditions established in Mexican accounting Bulletin C-10 for such designation. Also, this standard establishes that the hedge accounting treatment must not commence until such time as the entity evaluates whether the instrument qualifies as and meets the conditions for hedge accounting.

When a derivative instrument is designated as a hedge on a date subsequent to its contract date, the related effects will only be recognized as of the date on which it first meets the formal conditions and qualifies for consideration as a hedge.

Mexican FRS interpretation 7, Application of Comprehensive Income Item Generated by a Cash Flow Hedge on a Forecasted Purchase of a Non-financial Asset

In November 2007, the CINIF issued Mexican FRS interpretation 7, which is effective for years beginning on or after January 1, 2008. This Interpretation is intended to clarify whether or not the amount resulting from a cash flow hedge on a forecasted transaction that is recognized in stockholders’ equity as part of other comprehensive income items may be included in the cost of the non-financial asset whose value is being set by the hedge.

This standard clarifies that if a derivative is designated as a cash flow hedge on a forecasted transaction, to set the price of the non-financial asset to the functional currency, the effect recognized in comprehensive income is considered a complement to the cost of the asset and, therefore, must be included in such cost.

The effect of the adoption of this Interpretation must be recognized by reclassifying at the Interpretation’s effective date, all relevant balances presented in Comprehensive income to the cost of the asset acquired.

Management anticipates that the application of the aforementioned interpretations (5, 6 and 7) will have no effect on the Company’s financial position or on its results of operations.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

3.	Accounts Receivable

a)	An analysis of accounts receivable is as follows:

	2007		2006
Customers	P.	17,729,726	P.	19,405,358
Net settlement receivables		477,544		796,655
Related parties (Note 4)		1,546,466		1,679,547
Other		2,826,403		1,141,904

		22,580,139		23,023,464
Less:
Allowance for doubtful accounts		4,520,257		4,661,878

Net	P.	18,059,882	P.	18,361,586

b)	The activity in the allowance for doubtful accounts during the years ended December 31, 2007, 2006 and 2005 was the following:

	2007		2006		2005
Balance as of beginning of year	P.	4,661,878	P.	8,092,377	P.	14,604,051
Effect of acquired companies		63,754		392		6,761
Increase through charge to expenses		2,684,271		2,990,578		2,743,149
Write-offs of account receivables		(2,573,746)		(6,190,758)		(9,302,558)
Translation and monetary effects		(315,900)		(230,711)		40,974

Ending balance at December 31	P.	4,520,257	P.	4,661,878	P.	8,092,377

c)	Long-term receivables

On November 28, 2006, Embratel obtained a favorable ruling in procedings to recover income tax (IRPJ) and social contributions (CSLL) paid, attributable to inflationary gains reported from 1990 to 1994. As a consequence, Embratel recorded a gain of P. 3,951,679 (R$ 604,790) in other income and expense for the year ended on December 31, 2006, which includes interest and monetary gain calculated on such tax reimbursement in the amount of P. 3,873,924 (R$ 592,890). At December 31, 2007, the amount yet to be recovered from this favorable ruling amounts to P. 3,241,420 (P. 3,710,130 at December 31, 2006), which has been included in the balance sheet under the other assets caption as a long-term receivable because collection is expected in 2009.

4.	Related Parties

a) An analysis of balances due from/to related parties at December 31, 2007 and 2006 is provided below. All companies are considered affiliates, since Telmex Intrernacional’s primary stockholders are also either direct or indirect stockholders of the related parties.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	2007		2006
Due from:
Affiliates:
América Móvil S.A.B. de C.V. (América Móvil)	P.	781,132	P.	970,194
Net Serviços de Comunicaçao, S.A. (Net Servicios)		513,631		257,734
Teléfonos de México, S.A.B. de C.V. (Telmex México Group)		200,756		373,490
AT&T Corp. (AT&T)		50,884		78,129
Grupo Carso, S.A. de C.V. (Carso Group)		63		—

	P.	1,546,466	P.	1,679,547

Due to :
Affiliates:
América Móvil	P.	1,066,497	P.	2,336,175
Net Servicios		165,910		69,882
Telmex México Group		153,372		85,944
Carso Group		11,683		5,069
AT&T		6,510		21,276

	P.	1,403,972	P.	2,518,346

b) During the years ended December 31, 2007, 2006 and 2005, the most significant transactions with related parties are as follows:

	2007		2006		2005
Investment and expenses:
Purchase of materials, inventories and fixed assets (1)	P.	259,790	P.	29,754	P.	42,981
Billing and collection services and other (2)		705,478		774,304		597,154
Interconnection (3)		5,531,302		5,033,216		3,113,539

	P.	6,496,570	P.	5,837,274	P.	3,753,674

Revenues:
Sale of long distance and other telecommunications services (4)		2,355,277		2,096,865		3,068,385
Printing and distribution of white pages directories (5)		1,658,084		1,685,486		1,606,444
Sale of materials and other services (6)		669,324		394,093		337,810

	P.	4,682,685	P.	4,176,444	P.	5,012,639

(1)	Includes P. 252,279 (P. 21,568 in 2006 and P. 23,365 in 2005) for purchase of network construction services and material from subsidiaries of Grupo Carso, S.A. de C.V. (Carso Group) and subsidiaries of América Móvil S.A.B. de C.V. (América Móvil).

(2)	Includes P. 73,489 in 2007 (P.57,334 in 2006 and P. 101,245 in 2005) for financial services from a subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa Financial Group),

During 2007, Telmex Internacional, through its subsidiaries, incurred expenses of P. 494,948 (P. 426,402 in 2006 and P. 404,231 in 2005) for services related to the yellow pages business, which includes billing and collection services and other administrative services including access to Telmex México Group’s customer database or México Group’s billing and collection in connection with our yellow pages directories’ business.

(3)	Interconnection expenses include outgoing calls from a fixed lined telephone to a cellular telephone paid to a subsidiary of América Móvil. This also includes P. 4,949,030 (P. 4,962,163 in 2006 and P. 3,040,419 in 2005) paid by Embratel for cellular interconnection to subsidiaries of América Móvil that operate under the trade name “Claro” in Brazil. América Móvil is an entity under common control with Carso Global Telecom.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Our transactions with Telmex México Group include the completion of the international traffic of Telmex México Group in countries where we operate and the completion of our international traffic through Telmex México Group’s facilities in Mexico.

(4)	Revenues from billings for long distance and other telecomunications services in 2007 include P. 1,987,619 (P. 1,767,373 in 2006 and P.2,950,936 in 2005) from América Móvil’s subsidiaries and Net Serviços de Comunicaçao, S.A.,and P.158,430 from subsidiaries of AT&T in 2007.

(5)	Service for printing and distribution of Telmex México Group’s white pages directories

(6)	Includes P. 597,066 in 2007 (P. 333,037 in 2006 and P. 335,654 in 2005) from revenues related to call center services to América Móvil.

With respect to our shareholders, Carso Global Telecom and AT&T International, we expect to begin paying fees for consulting and management services in 2009. For 2008, we have reimbursed Telmex U.S.$22.5 million (P. 244.5 million) of the amount Telmex paid Carso Global Telecom for such services.

Carso Group and América Móvil are entities under common control with Carso Global Telecom, the company that controls Telmex Internacional, S.A.B. de C.V. (Telmex Internacional). Additionally, Telmex Internacional receives banking and insurance services from Inbursa Financial Group, which is under common control with Carso Global Telecom.

c) The Company did not pay any compensation to its key managers or directors during the years ended December 31, 2007, 2006 and 2005.

5.	Investments

a)	Investments in affiliates

An analysis of the equity investments in affiliated companies at December 31, 2007 and 2006, and a brief description of each, is as follows:

	2007		2006
Equity investments in:
Net Serviços de Comunicação S.A. (Net)	P.	5,912,286	P.	2,798,531
Other		20,492		1,357

Total	P.	5,932,778	P.	2,799,888

The aggregate value of the Company’s investment in Net based on the quoted market value of Net’s shares at December 31, 2007 and 2006, considering the number of shares held, is P. 20,250,134 and P. 17,934,988, respectively. The financial statements of Net are presented elsewhere herein.

Net

In February 2007, Embratel Participações S.A. (Embrapar) made a capital contribution of P. 184,094 (US$13.3 million) to Net Serviços de Comunicação S.A. (Net) through GB Empreendimentos e Participações, S.A. (GB) in order to maintain its equity interest in Net as result of a shareholder approval to increase Net’s capital stock.

On June 11, 2007, following the regulatory approval granted by the Brazilian National Telecommunications Agency (ANATEL), Net completed the acquisition of the remaining 63.3% controlling interest of Vivax, S.A. (Vivax), the second largest cable television service provider in Brazil. This operation was carried out through an exchange of shares between Vivax’s shareholders and Net, whereby Vivax’s shareholders received 23 million shares of Net, with a market value of P. 8,625,212 (US$ 747.4 million) as payment for the shares they held in Vivax. As a result of this acquisition, our equity interest in Net was diluted from 39.9% to 35.2% on such date, giving rise to a credit of P. 1,840,815 in stockholders’ equity.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

In 2006, Embrapar increased its equity interest in Net by 2.8% through four successive transactions: in May for P. 1,624,514 (US$ 108.0 million), in June for P. 435,747 (US$ 30.8 million), in November for P. 194,642 (US$13.7 million) and in December for P. 1,288 (US$ 0.09 million), all of which were paid in cash. After such increases, Embrapar’s equity interest in Net was 39.9% and Telmex Internacional’s effective indirect equity interest in Net was 38.6%.

At an extraordinary stockholders’ meeting held on October 31, 2006, an increase in Net’s capital stock of P. 3,521,076 (R$537,023) was approved. As a result of this capital increase, Embrapar’s and Embratel’s equity interest in Net was diluted from 43.0 % to 39.9%, giving rise to a credit of P. 407,723 in stockholders’ equity. This capital increase was made in order to allow Net to acquire a 36.7% equity interest in Vivax.

In 2005 and in accordance with the agreements entered into by and between Telmex Internacional and Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, “Globo”) on June 27, 2004, Telmex Internacional acquired an equity interest in Net, Brazil’s largest cable television operator. The total acquisition cost of these transactions amounted to P. 5,175,121 (US$ 326.3 million). Telmex Internacional’s total equity interest in Net was 37.1%, which was subsequently transferred to Embrapar in October 2005.

Under current Brazilian law governing cable operators, Embratel is not permitted to control Net because it is controlled by a foreign entity. Globo owns a majority of the voting interests in GB, which in turn still holds the majority of the voting shares of Net. If Brazilian law changes to allow Embratel to control Net, Embratel has the right to purchase an additional interest in GB to give it control of 51% of the voting shares of Net, and Globo has the right to cause Embratel to purchase such interest.

b)	Goodwill

Changes in carrying amount of goodwill during the years ended December 31, 2007, 2006 and 2005 were as follows:

	Balance at January 1, 2007		Acquisitions		Purchase accounting adjustments		Dilution in Net’s investment		Translation effects		Balance at December 31, 2007
Investment	P.	10,774,430	P.	6,877,499	P.	22,829	P.	(751,138)	P.	(456,593)	P.	16,467,027
Amortization		(169,074)										(169,074)

Net	P.	10,605,356	P.	6,877,499	P.	22,829	P.	(751,138)	P.	(456,593)	P.	16,297,953

	Balance at January 1, 2006		Acquisitions		Purchase accounting adjustments		Dilution in Net’s investment and impairment		Translation effects		Balance at December 31, 2006
Investment	P.	10,520,633	P.	2,440,102	P.	(561,251)	P.	(856,361)	P.	(768,693)	P.	10,774,430
Amortization		(169,074)										(169,074)

Net	P.	10,351,559	P.	2,440,102	P.	(561,251)	P.	(856,361)	P.	(768,693)	P.	10,605,356

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	Balance at January 1, 2005		Acquisitions		Purchase accounting adjustments		Translation effects		Balance at December 31, 2005
Investment	P.	5,722,843	P.	5,810,228	P.	(407,166)	P.	(605,272)	P.	10,520,633
Amortization		(169,074)								(169,074)

Net	P.	5,553,769	P.	5,810,228	P.	(407,166)	P.	(605,272)	P.	10,351,559

c)	Investments in subsidiaries

As part of our strategy of expanding our business in Latin America we have made the following investments during 2007, 2006 and 2005. The Company pays a premium over the fair value of the net assets acquired for a variety of reasons, including among others, the Company’s ability to take advantages of synergies, achievement of cost savings, the integration and expansion of services and coverage in Latin America.

i) Investments in 2007

At December 31, 2007, the Company has yet to receive the appraisals of the fixed assets of the Company’s acquired in final form for the 2007 acquisitions; therefore, the following analysis provides the allocation of the acquisition cost over the preliminary fair values of the net assets acquired.

During 2007, the Company acquired several subsidiaries and increased its investment in an affiliate. The results of operations of such acquisitions were included in the Company’s financial statements as of the month following the acquisition.

Values at acquisition date

	Net February 2007		TV Cable S.A. (1) March 2007		Cable Pacifico (1) March 2007		Boga Marc 2007		Ecutel March 2007		Telmex TV (formerly ZAP TV) August 2007		Ertach October 2007		Virtecom May 2007		Companies of TV Cable (2) October 2007		Total
Current assets	P.	12,520,540	P.	422,641	P.	28,943	P.	37,473	P.	19,305	P.	47,052	P.	75,321	P.	—	P.	502,841
Plant, property and equipment,		7,431,096		780,806		232,109		32,535		53,379		77,456		112,736		6,867		77,810
Licenses and trademarks		933,749		474,545		89,441		5,380		917		76,998		1,242		—		—
Less:		—		—		—		—		—		—		—		—		—
Current liabilities		2,962,345		1,173,450		273,726		84,183		32,410		235,710		100,066		—		24,274
Long-term liabilities		9,882,322		—		3,144		—		—		—		—		—		—
Fair value of net assets acquired		8,040,718		504,542		73,623		(8,795)		41,191		(34,204)		89,233		6,867		556,377
% of equity acquired		0.00%		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%

Total fair value of net assets acquired		—		504,542		73,623		(8,795)		41,191		(34,204)		89,233		6,867		556,377	P.	1,228,834
Acquistion cost		184,094		1,404,060		1,298,710		284,577		270,708		57,401		297,676		21,732		4,287,375		8,106,333

Goodwill	P.	184,094	P.	899,518	P.	1,225,087	P.	293,372	P.	229,517	P.	91,605	P.	208,443	P.	14,865	P.	3,730,998	P.	6,877,499

(1)	TV Cable merged with and into Cable Pacífico, and the surviving company changed its name to Telmex Hogar S.A.

(2)	Network and Operation, Cable Caribe, Megacanales and The Now Operation

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Embrapar

During 2007, Telmex Internacional has made additional acquisitions of non-controlling interests totaling P. 378,934 (US$ 34.4 million), thereby increasing its ownership from 97% to 98% of all of Embrapar’s ordinary shares, issued and outstanding. The aggregate book value of such acquisitions was P. 388,348 and the difference between the book value and the price paid was credited to stockholders’ equity.

TV Cable and Cable Pacífico

On December 4, 2006, Telmex Internacional announced that it had entered into an agreement with the controlling shareholders of TV Cable, S.A. and TV. Cable Comunicaciones S.A. E.S.P. (jointly TV Cable) and of T.V. Cable del Pacífico, S.A. E.S.P. (Cable Pacífico) to acquire 100% of the shares of TV Cable and a 97.5% of the shares of Cable Pacífico.

On March 13, 2007, and March 16, 2007, Telmex Internacional concluded the acquisition of 100% of the shares of TV Cable and Cable Pacífico for P. 1,404,060 (U.S.$122.9 million) and P.1,298,710 (U.S.$113.0 million), respectively. In November 2007, TV Cable merged with and into Cable Pacífico, and the surviving company changed its name to Telmex Hogar, S.A. (Telmex Hogar).

TV Cable provides cable television, Internet and IP voice services in Bogotá and Cali, Colombia. Cable Pacífico operates in several states in Colombia, and has its main operation in Medellin.

On March 24, 2008, based on the agreement signed on March 3, 2008, we paid an additional amount of P. 25,886 (US$ 2.4 million) to the former shareholders of Cable Pacífico. The final acquisition cost of Cable Pacifico was P. 1,324,596 (US$ 115.4 million).

Boga

On March 9, 2007, Telmex Internacional acquired 100% of the shares of Boga Comunicaciones, S.A., a cable television operator in Lima and Chiclayo in Peru, for P. 284,577 (US$ 25.0 million).

Virtecom

On May 16, 2007, Boga Comunicaciones, S.A., acquired all the assets of Virtecom, S.A.C. and Virtecom Technology, S.R.L. (together “Virtecom”), cable television operators in Peru. The transfer of ownership of assets included all parts and accessories of such assets for P. 21,732 (US$ 2.0 million).

Ecutel

On March 12, 2007, Telmex Internacional acquired 100% of the shares of Ecuadortelecom S.A., a company that provides telecommunication services to corporate clients and to small and medium size companies in Guayaquil and Quito, Ecuador, for P. 270,708 (US$ 23.6 million).

ZAP TV

On August 14, 2007, Telmex Internacional acquired 100% of the shares of ZAP Televisión Directa al Hogar, Ltda. (ZAP TV) for P. 57,401 (U.S.$4.8 million). In Decenber 2007, ZAP TV changed its name to Telmex TV, S.A. (Telmex TV). Telmex TV provides pay television services in Chile.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Ertach

On November 9, 2006, Telmex Internacional acquired 100% of the shares of Ertach, S.A. (Ertach), for P. 297,676 (US$ 28.3 million). This acquisition was closed in October 2007.

Ertach provides internet access, data and voice services over a wireless network integrating technologies wireless Local Loop (WLL) and WiMax on the frequency of 3.5 GHz throughout Argentina.

Network and Operation, Cablecaribe, Megacanales and The Now Operation

In October, 2007, through our subsidiaries we acquired for P. 3,733,092 (U.S.$345.0 million) all of the subscribers and 100% of the assets and a portion of the liabilities of Unión de Cableoperadores del Centro, Cablecentro S.A., or Cablecentro (now operating as Network and Operation, S.A.) a cable television services provider from which we also acquired 100% of its cable television subscribers; Megainvest Ltda. (now operating as Megacanales, S.A.), which produces content for cable television; and Comunicaciones Ver TV, S.A. (now operating as The Now Operation S.A.) which publishes a television programming magazine. All these companies operate in Colombia.

In October, 2007, we acquired for P. 554,283 (U.S.$51 million) all of the subscribers, assets and a portion of the liabilities of Satelcaribe, S.A. (now operating as Cablecaribe, S.A.), a cable television services provider in Colombia.

Pro forma financial data

The following unaudited pro forma consolidated financial data for 2007 and 2006 are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and to (ii) certain accounting adjustments related to the net assets of the acquired companies.

The unaudited pro forma adjustments assume that acquisitions were made at the beginning of 2006 and are based upon available information and other assumptions that management believes are reasonable.

The unaudited pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions occurred at the beginning of such year, nor are they intended to predict the Company’s results of operations.

	Unaudited pro forma consolidated Telmex Internacional for the years ended December 31,
	2007		2006
Operating revenues	P.	68,331,242	P.	67,033,290
Majority net income		6,356,362		1,819,002
Earnings per share (in Mexican pesos):		0.32		0.09

ii) Investments in 2006

In 2006, the Company acquired two subsidiaries and Embrapar increased its equity interest in Net.

The allocation of the acquisition cost to the net assets acquired based on its preliminary fair values at the acquisition date is as follows as of December 31, 2006:

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	Values at acquisition date
	Net May 2006		Net June 2006		Superview October 2006		Sausa October 2006		Total
Current assets	P.	7,125,645	P.	6,889,313	P.	92,404	P.	96,904
Fixed assets		6,073,072		5,995,964		353,925		5,450
Licenses and trademarks		1,022,677		1,011,624		4,287
Less:
Current liabilities		2,258,581		2,448,364		68,708		190,393
Long-term liabilities		8,663,838		8,537,539

Fair value of net assets acquired		3,298,975		2,910,998		381,908		(88,039)
% of equity acquired		4.99%		1%		99.15%		80%

Total fair value of net assets acquired		164,619		29,110		378,662		(70,431)	P.	501,960
Acquistion cost		1,624,514		435,747		514,055		367,746		2,942,062

Goodwill	P.	1,459,895	P.	406,637	P.	135,393	P.	438,177	P.	2,440,102

Embrapar

On May 8, 2006, Telmex Internacional, through its subsidiary Telmex Solutions Telecomunicações Ltda., announced a public offering to acquire all of Embrapar’s ordinary and preferred shares issued and outstanding being held by the non-controlling shareholders at that date in exchange for cash.

The price offered was R$ 6.95 for every 1,000 shares, plus a re-expression adjustment through the date on which each purchase is paid for. The offer included the holders of preferred shares in the form of American Depositary Shares (ADSs), and initiated on October 3, 2006, through the publishing of an offering notice in both Brazil and the United States.

On November 6, 2006, the initial period of this public offering expired, and based on the conditions agreed on such offering, a second acquisition period was initiated whereby the remaining non-controlling stockholders could sell their Embrapar shares. As a result of these acquisitions, which totaled P. 11,326,424 (US$ 769.7 million), Telmex Internacional increased its ownership from 97.3% to 98.0% of all the Embrapar’s ordinary shares and from 72.3% to 97.0% of all its outstanding shares at December 31, 2006. The aggregate book value of such transactions was P. 12,187,494 and the difference between the book value and the price paid was credited to stockholders equity for P. 861,070.

Superview

On October 27, 2006, the Company acquired a 99.15% equity interest in Superview Telecomunicaciones, S.A. (Superview), a cable television operator in Colombia, for P. 514,055 (US$ 37 million).

Sección Amarilla USA

On October 20, 2006, the Company acquired 80% of Sección Amarilla USA, LLC (Sausa) (formerly Cobalt Publishing, LLC), a yellow pages company in the United States of America (U.S.A)., for P. 367,746 (US$ 26.5 million).

Purchase adjustments

During 2006, the Company completed its valuation of identificable intangible assets that resulted from 2005 acquisition of Primesys. The Company allocated P. 561,251 of purchase price intangible assets relating to licenses and to intangible assets associated to trademarks.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

iii) Investments in 2005

During 2005, most of our subsidiaries and an affiliate in Latin America were acquired.

The allocation of the acquisition costs to the net assets acquired based on preliminary fair values at the acquisition date is as follows as of December 31, 2005:

	Values at acquisition date
	Net January 2005		Net March 2005		Net May 2005		Millicom July 2005		Primesys November 2005		Net December 2005		Total
Current assets	P.	6,156,089	P.	5,508,423	P.	5,905,384	P.	310	P.	467,090	P.	6,889,206
Fixed assets		4,926,380		4,809,950		4,597,388				227,717		4,605,254
Licenses and trademarks		901,909		885,123		869,367				449,071		812,477
Less:
Current liabilities		11,846,855		3,226,536		2,133,219		849		181,614		2,616,836
Long term liabilities		3,100,716		7,884,590		7,949,691				9,826		8,030,956

Fair value of net assets acquired		(2,963,193)		92,370		1,289,229		(539)		952,438		1,659,145
Equity interest acquired		1.56%		46.7%		0.23%		100%		100%		0%

Net assets acquired		(46,226)		43,137		2,965		(539)		952,438		—	P.	951,775
Acquisition cost		325,238		4,610,864		28,469		15,510		1,571,372		210,550		6,762,003

Goodwill	P.	371,464	P.	4,567,727	P.	25,504	P.	16,049	P.	618,934	P.	210,550	P.	5,810,228

Embrapar

From March through May 2005, Telmex Internacional contributed P. 9,029,065 (US$ 611.5 million) to increase capital stock of its subsidiary Embrapar, increasing its ownership from 90.3% to 95.1% of Embrapar’s voting shares and from 33.6% to 63.9% of all of its issued and outstanding shares. Non-controlling shareholders contributed P. 1,383,352 (US$ 88 million) during the same period, giving rise to an increase in stockholders’ equity.

On October 24, 2005, Telmex Internacional contributed to Embrapar all of Telmex do Brasil Ltda. (Telmex do Brasil) capital stock and its 37.1% equity interest in Net, thereby increasing its equity interest in Embrapar from 95.1% to 97.3% of the voting shares and from 63.9% to 72.3% of all issued and outstanding shares.

This transaction was carried out through the merger of Atlantis Holdings do Brasil and Latam do Brasil Participações S.A., companies that held the capital stock of Telmex do Brasil and Net, respectively. Such transaction gave rise to an increase in majority stockholders’ equity of P. 1,170,300.

Primesys

In November 2005, Embratel acquired from Portugal Telecom do Brasil S.A. 100% of the capital stock of Primesys Soluções Empresariais S.A (Primesys), for P. 1,571,372 (R$ 250.8 million).

Primesys provides high value-added services in Brazil, such as comprehensive communication solutions and network outsourcing.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Techtel

On June 23, 2005, Telmex Internacional acquired from Intelec, S.A. (Intelec) an additional equity interest of approximately 10% in Techtel-LMDS Comunicaciones Interactivas, S.A. and Telstar (Techtel) for P. 227,080 (US$ 15 million), increasing its equity interest to 93.4%. On December 27, 2005, Telmex Internacional acquired from Intelec the remaining 6.6% non-controlling interest in Techtel for P. 148,354 (US$ 10 million). These amounts exceeded the carrying value of the shares acquired, giving rise to a charge of P. 296,601 to stockholders’ equity.

Purchase adjustments

During 2005, the Company completed its valuation of identificable intangible assets that resulted from 2004 acquisition of Embratel, The Company allocated P. 407,166 of purchase price intangible assets relating to licenses and to intangible assets associated to trademarks.

iv) Subsequent Events

We plan to expand further, having agreed in February 2008, subject to regulatory approval, to acquire the subscribers, assets and a portion of the liabilities of Teledinamica, S.A., Organización Dinámica, S.A. and Telebarranquilla, S.A., cable television and Internet access providers in Barranquilla, for P. 335,457 (US$31 million).

6.	Plant, Property and Equipment

a)	A summary of this caption at December 31, 2007 and 2006 is as follows:

	2007		2006
Telephone plant and equipment	P.	103,046,474	P.	102,263,091
Computer equipment and other assets		21,602,966		19,160,787
Land and buildings		15,738,757		15,780,897
Construction in progress and advances to equipment suppliers		8,698,092		9,809,142

		149,086,289		147,013,917
Less:
Accumulated depreciation		98,592,448		99,743,169

Net	P.	50,493,841	P.	47,270,748

Construction in progress is comprised mainly of investments being made by Embratel and Star One.

Construction in progress in Embratel is related mainly to its telecom plant projects. The aggregate cost of those projects as of December 31, 2007 and 2006 amounted to P. 1,008,949 and P. 594,037, respectively. These projects are scheduled to be completed and transferred to telecom plant during the first half of 2008.

The net decrease in construction in progress from 2006 to 2007 is principally explained by the construction of satellites C-1 and C-2. Construction in progress increased by P. 1,969,132 mainly due to the construction costs of satellite C-2 and a decrease of P.3,701,268 due to the launching of satellite C-1 in November 2007 which started comercial operations on December 20, 2007. Launching of Satellite C-2 is scheduled to take place in April 2008.

Depreciation charged to expense was P. 6,436,751 in 2007, P. 6,816,904 in 2006 and P. 7,045,456 in 2005.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

c)	See Note 9 for an analysis of the Company’s assets under capital and operating leases.

7.	Licenses and Trademarks

a)	An analysis of licenses and trademarks at December 31, 2007 and 2006 is as follows:

	2007		2006
Licenses, net	P.	3,865,817	P.	4,123,089
Trademarks, net		1,855,517		1,521,644

Total	P.	5,721,334	P.	5,644,733

Amortization expense associated to licenses and trademarks is expected to be approximately P. 1,258,051 in each of the next five years.

b)	Licenses

Telmex Internacional has software licenses and licenses for use of point-to-point and point-to-multipoint links.

An analysis of changes in 2007 is as follows:

	Balance at January 1, 2007		Effect of acquired companies		Investment and amortization of the year		Translation effects		Balance at December 31, 2007
Investment	P.	12,346,197	P.	226,236	P.	615,050	P.	83,297	P.	13,270,780
Accumulated amortization		(8,223,108)		—		(1,115,693)		(66,162)		(9,404,963)

Net	P.	4,123,089	P.	226,236	P.	(500,643)	P.	17,135	P.	3,865,817

An analysis of changes in 2006 is as follows:
	Balance at January 1, 2006		Effect of acquired companies		Investment and amortization of the year		Translation effect		Balance at December 31, 2006
Investment	P.	11,426,680	P.	4,287	P.	844,048	P.	71,182	P.	12,346,197
Accumulated amortization		(6,882,294)		—		(1,293,352)		(47,462)		(8,223,108)

Net	P.	4,544,386	P.	4,287	P.	(449,304)	P.	23,720	P.	4,123,089

An analysis of changes in 2005 is as follows:
	Balance at January 1, 2005		Effect of acquired companies		Investment and amortization of the year		Translation effect		Balance at December 31, 2005
Investment	P.	10,078,278	P.	36,369	P.	763,783	P.	548,250	P.	11,426,680
Accumulated amortization		(5,394,841)				(942,185)		(545,268)		(6,882,294)

Net	P.	4,683,437	P.	36,369	P.	(178,402)	P.	2,982	P.	4,544,386

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

c)	Trademarks

At December 31, 2007, the Company has recorded amounts with respect to trademarks of certain acquired foreign companies, which were recognized at their fair value at the date of acquisition, based on appraisals.

An analysis of the changes in 2007 is as follows:

	Balance at January 1, 2007		Effect of acquired companies		Investment and amortization of the year		Translation effect		Balance at December 31, 2007
Investment	P.	1,772,413	P.	422,287	P.	75,902	P.	56,703	P.	2,327,305
Accumulated amortization		(250,769)		—		(218,361)		(2,658)		(471,788)

Net	P.	1,521,644	P.	422,287	P.	(142,459)	P.	54,045	P.	1,855,517

An analysis of the changes in 2006 is as follows:

	Balance at January 1, 2006		Investment and amortization of the year		Translation effect		Balance at December 31, 2006
Investment	P.	1,673,218	P.	85,421	P.	13,774	P.	1,772,413
Accumulated amortization		(89,286)		(160,748)		(735)		(250,769)

Net	P.	1,583,932	P.	(75,327)	P.	13,039	P.	1,521,644

An analysis of the changes in 2005 is as follows:

	Balance at January 1, 2005		Effect of acquired companies		Investment and amortization of the year		Translation effect		Balance at December 31, 2005
Investment	P.	1,193,518	P.	412,702	P.	—	P.	66,998	P.	1,673,218
Accumulated amortization		(24,865)		—		(63,026)		(1,395)		(89,286)

Net	P.	1,168,653	P.	412,702	P.	(63,026)	P.	65,603	P.	1,583,932

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

8.	Debt

a)	Long-term debt consists of the following:

	Weighted average interest rate at December 31		Maturities from	Balance at December 31
	2007	2006	2007 to	2007		2006
U.S. dollar denominated debt:
Bonds	11.0%	11.0%	2008	P.	1,942,333	P.	2,498,035
Banks	5.3%	6.2%	2013		12,211,175		13,485,927
Suppliers’credits	5.5%	6.0%	2012		110,457		121,982
Capital leases	6.5%	6.3%	2011		70,525		119,217

Total U.S. dollar denominated debt					14,334,490		16,225,161
Brazilian real denominated debt:
Banks	12.6%	12.7%	2010		14,856		49,142
Capital leases	19.4%	17.0%	2008		159		3,244

Total Brazilian real denominated debt					15,015		52,386
Debt denominated in other foreing currencies:
Banks	7.8%	7.4%	2016		1,121,499		979,550
Capital leases	12.6%	10.8%	2027		511,429		233,270

Total debt donominated in other currencies					1,632,928		1,212,820

Total debt					15,982,433		17,490,367

Less short-term debt and current portion of long-term debt					4,713,208		4,931,917

Long-term debt				P.	11,269,225	P.	12,558,450

The above-mentioned rates are subject to market variances. The Company’s weighted average cost of borrowed funds at December 31, 2007 and 2006 (including interest, fees, commissions and taxes withheld) was approximately 7.1%, and 7.8%, respectively.

b)	Lines of credit:

At December 31, 2007, Embratel has unused lines of credit of P. 344,032 (US$ 31.7 million) that bear a 4.02% variable interest.

c)	Prepayments of debt:

During 2005, Embratel prepaid 35% of the bond that matures in 2008 (P. 1,170,605 equal to US$ 96.3 million), and P. 2,422,536 (US$ 200 million) of its short-term debt.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

d)	Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2007, is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2007 (in units)		Equivalent in Mexican Pesos
U.S. dollar	1,319,181	P.	10.8662	P.	14,334,490
Brazilian real	2,448		6.1346		15,015
Other currencies					1,632,928

Total				P.	15,982,433

Maturities of long-term debt at December 31, 2007 are as follows:

Years	Total
2009	P.	2,858,414
2010		3,202,470
2011		3,053,808
2012		1,436,025
2013 and thereafter		718,508

Total	P.	11,269,225

9.	Capital Leases

a)	At December 31, 2007, the Company has capital leases for machinery and equipment for periods ranging from nine to ten years. Interest on these leases is based on the average percentage cost of resources (“CPP”) plus four percentage points.

b)	The minimum lease payment obligations under these leases at December 31, 2007, are as follows:

	2007
2008	P.	124,332
2009		97,537
2010		95,760
2011		127,135
2012		194,985
2013 and thereafter		111,019

Total		750,768
Less: unaccrued interest		168,655

Present value of minimum lease payments		582,113
Less: Current portion of capital lease obligations		57,484

Long-term capital lease obligations	P.	524,629

10.	Derivative financial instruments

a)	Brazil

Embratel uses derivative financial instruments (foreign currency swaps and forwards) to protect itself from the financial effects of exchange rate fluctuations on the Brazilian real due to foreign currency denominated loans. Embratel recognized a charge of P. 2,828,752 in 2007 (charges of P. 1,567,550 and P. 1,828,366 in 2006 and 2005, respectively) corresponding to changes in their fair value of these derivative instruments.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

At December 31, 2007 and 2006, the financial instruments contracted by the Company are as follows:

2007 Financial instrument	Notional amount		Notional amount		Fair value
Currency swaps	R$	2,208,208	US$	1,134,538	P.	(2,209,582)

2006 Financial instrument	Notional amount		Notional amount		Fair value
Currency swaps	R$	315,911	US$	140,858	P.	(330,162)
Forwards		400,851		147,412		(469,746)

Total	R$	716,762	US$	288,270	P.	(799,908)

11.	Deferred credits

At December 31, 2007 and 2006, deferred credits consist of the following:

	2007		2006
Advance billings	P.	3,632,626	P.	3,931,038
Advances from subscribers and others		686,555		310,521

Total	P.	4,319,181	P.	4,241,559

12.	Accrued liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31
	2007		2006
Suppliers	P.	7,952,794	P.	5,840,692
Accruals for contingencies		5,399,516		8,386,396
Derivative instruments (Note 10)		2,209,582		799,908
Related parties (Note 4)		1,403,972		2,518,346
Sundry creditors		883,891		890,182
Vacation accrual		482,168		455,830
Accruals for other contractual employee benefits		363,020		346,149
Net settlement payables		317,533		431,503
Accrued interest		228,577		324,305
Other		745,540		841,355

	P.	19,986,593	P.	20,834,666

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

The activity in the principal accrued liabilities for the years ended December 31, 2007, 2006 and 2005, is as follows:

Accruals for contingencies:

	2007		2006		2005
Balance at beginning of year	P.	8,386,396	P.	4,284,169	P.	3,275,343
Increase through charge to expenses		350,832		6,263,339		1,436,455
Transfers (to) from accounts payable		(1,973,543)		143,916		(388)
Payments		(967,640)		(2,192,220)		(386,999)
Translation and monetary effects		(396,529)		(112,808)		(40,242)

Balance at end of year	P.	5,399,516	P.	8,386,396	P.	4,284,169

Vacation accrual:
	2007		2006		2005
Balance at beginning of year	P.	455,830	P.	471,026	P.	454,753
Increase through charge to expenses		314,566		314,526		265,230
Payments		(253,389)		(301,314)		(247,098)
Translation and monetary effects		(34,839)		(28,408)		(1,859)

Balance at end of year	P.	482,168	P.	455,830	P.	471,026

Accruals for other contractual employee benefits:
	2007		2006		2005
Balance at beginning of year	P.	346,149	P.	285,355	P.	259,819
Increase through charge to expenses		577,312		479,248		406,569
Payments		(538,793)		(401,314)		(377,239)
Translation and monetary effects		(21,648)		(17,140)		(3,794)

Balance at end of year	P.	363,020	P.	346,149	P.	285,355

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

13.	Foreign Currency Position and Transactions

a)	At December 31, 2007 and 2006, the Company had rights and obligations denominated in the following foreign currencies:

	Foreign currency in millions
	2007	Exchange rate at December 31, 2007		2006	Exchange rate at December 31, 2006
Assets:
U.S. dollar	148	P.	10.87	128	P.	10.88
Argentinean peso	192		3.45	48		3.55
Brazilian real	3,386		6.13	4,709		5.09
Chilean peso	39,785		0.02	39,529		0.02
Colombian peso	142,076		0.01	74,693		0.00
Peruvian sol	194		3.63	129		3.40
Liabilities:
U.S. dollar	1,367	P.	10.87	1,283	P.	10.88
Argentinean peso	240		3.45	268		3.55
Brazilian real	2,644		6.13	3,940		5.09
Chilean peso	69,148		0.02	67,330		0.02
Colombian peso	454,038		0.01	118,385		0.00
Peruvian sol	202		3.63	124		3.40
Euro	2		15.88	3		14.33

At April 7, 2008, exchange rates are as follows:

Currency	Exchange rate
U.S. dollar	P.	10.56
Argentinean peso		3.34
Brazilian real		6.22
Chilean peso		0.02
Colombian peso		0.01
Peruvian sol		3.92
Euro		16.74

b)	During 2007, 2006 and 2005, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Millions of dollars
	2007		2006		2005
Revenues	US$	5,731	US$	5,539	US$	5,265
Operating costs and expenses		4,421		4,774		4,090
Interest income		81		84		121
Interest expense		151		163		196

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

14.	Labor Obligations

Brazil

Embratel has established a defined-benefit pension plan (DBP) and a defined-contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities recorded at December 31, 2007 and 2006 for such plans are as follows:

	2007		2006
Defined-benefit pension plan (DBP)	P.	51,426	P.	171,093
Medical assistance plan (MAP)		1,842,650		1,705,789
Defined-contribution plan (DCP)		605,961		741,440

Total	P.	2,500,037	P.	2,618,322

Pension benefits are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement. The Company has established funds through Fundação Embratel de Seguridade Social – Telos, an independent entity that manages the fund.

The unrecognized net obligation at the date of initial application related to the DPB is being amortized over a period of 20 years, which is the estimated remaining working lifetime of the Company’s employees. Unrecognized gains/losses are being amortized over a period of 19 years, which is the expected remaining lifetime of the Company’s retired personnel.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Defined-benefit and medical assistance plans

An analysis of net period cost of Embratel’s benefit plans for 2007 and 2006 is as follows:

	2007				2006				2005
	DBP		MAP		DBP		MAP		DBP		MAP
Labor cost	P.	368	P.	49	P.	360	P.	46	P.	551	P.	120
Financial cost of benefit obligation		749,691		256,807		766,396		251,591		745,154		255,263
Expected return on plan assets		(849,446)		(26,121)		(838,036)		(33,853)		(800,056)		(36,094)
Amortization of (gains) losses		(9,447)		10,828		(1,484)		11,649		1,753		28,356

Net periodic (benefit) cost	P.	(108,834)	P.	241,563	P.	(72,764)	P.	229,433	P.	(52,598)	P.	247,645

An analysis of the defined-benefit plan and medical assistance plan for the years ended December 31, is as follows:

	2007				2006
	DBP		MAP		DBP		MAP
Present value of labor obligations:
Vested benefit obligation	P.	7,204,148	P.	2,442,000	P.	7,374,548	P.	2,468,812
Non-vested benefit obligation				1,216				1,137

Projected benefit obligation	P.	7,204,148	P.	2,443,216	P.	7,374,548	P.	2,469,949

An analysis of changes in defined-benefit plan and medical assistance plan obligations for the years ended December 31, is as follows:
	2007				2006
	DBP		MAP		DBP		MAP
Projected benefit obligation at beginning of year	P.	7,374,548	P.	2,469,949	P.	6,781,871	P.	2,177,339
Labor cost		368		49		360		46
Financial cost on defined-benefit obligation and medical assistance		749,691		256,807		766,396		251,591
Actuarial (gain) loss		153,837		(49,830)		169,402		35,213
Payments from trust fund		(620,828)		(81,879)		(641,875)		(90,041)
Translation effect		(453,468)		(151,880)		298,394		95,801

Defined-benefit plan obligation and obligations under medical assistance plan at end of year	P.	7,204,148	P.	2,443,216	P.	7,374,548	P.	2,469,949

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Changes in the plan assets for the years ended December 31, is as follows:

	2007				2006
	DBP		MAP		DBP		MAP
Fair value of plan assets at beginning of year	P.	8,315,038	P.	294,674	P.	7,388,954	P.	331,624
Expected return on plan assets		849,446		26,121		838,036		33,853
Actuarial gain (loss)		888,400		(147)		404,429		10,615
Payments from trust fund		(620,828)		(81,879)		(641,875)		(90,041)
Contributions to fund		307		31		386		40
Administrative expenses				(5,705)				(6,007)
Translation effect		(511,299)		(18,334)		325,108		14,590

Fair value of plan assets at end of year	P.	8,921,064	P.	214,761	P.	8,315,038	P.	294,674

An analysis of the net projected liability for the pension plan and medical assistance plan for the years ended December 31, is as follows:
	2007				2006
	DBP		MAP		DBP		MAP
(Overfunding) underfunded of defined-benefit obligation and medical assistance plan	P.	(1,716,916)	P.	2,228,455	P.	(940,490)	P.	2,175,275
Unrecognized net obligation at the date of initial application		(878)				(5,465)
Unamortized actuarial gain (loss)		1,769,220		(385,805)		1,117,048		(469,486)

Accrued pension cost	P.	51,426	P.	1,842,650	P.	171,093	P.	1,705,789

In 2007, the net actuarial gain of P. 734,563 in the DBP and P. 49,683 in the MAP, are due principally to actuarial loss (gain) on the defined-benefit obligation and medical assistance plan obligation of P. 153,837 and (P. 49,830), respectively, and the actuarial gain (loss) on plan assets of P. 888,400 and P. (147), respectively.

In 2006, the net actuarial gain of P. 235,027 in the DBP and the net actuarial loss of P. 24,598 in the MAP, are due principally to actuarial losses on the defined-benefit obligation and medical assistance plan obligation of P. 169,402 and P. 35,213, respectively, and the actuarial gain on plan assets of P. 404,429 and P. 10,615, respectively.

The rates used in the actuarial studies at December 31, 2007 and 2006 are as follows:

	2007	2006
	%	%
Discount of labor obligations:
Long-term average	10.8	11.3
Salary increase:
Long-term average	4.5	5.0
Return on plan assets	10.8	11.3
Annual inflation:
Long-term average	4.5	5.0

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Defined-contribution plan

The unfunded liability represents Embratel’s obligation for those participants that migrated from DBP to the DCP. This liability is being amortized over a 20 year period starting on January 1, 1999. Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that date, which is subject to increases based on the Brazilian general price index plus 6 percentage points per annum. At December 31, 2007, the balance of the DCP obligation amounted to P. 605,961 (P. 741,440 in 2006).

Mexico - Pensions and seniority premiums

Substantially all of the Company’s employees are covered under defined benefit retirement and seniority premium plans. Pension benefits are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

The Company has set up an irrevocable trust fund to finance its plans and has adopted the policy of making annual contributions to such fund. The unrecognized net transition obligation, unrecognized prior service costs and unrecognized gains/losses are being amortized over a 12 year period, which is the estimated average remaining working lifetime of Company employees. The most relevant information related to labor obligations is as follows:

An analysis of net periodic cost is as follows:

	2007		2006		2005
Labor cost	P.	6,784	P.	7,091	P.	7,066
Financing cost on projected benefit obligation		22,146		21,377		17,694
Expected return on plan assets		(18,582)		(18,639)		(18,049)
Amortization of unrecognized net transition obligation and prior service cost		1,049		1,049		1,048
Amortization of unrecognized losses		1,253		689

Net periodic cost	P.	12,650	P.	11,567	P.	7,759

An analysis of the projected benefit obligation is as follows:

	2007		2006
Actuarial present value of labor obligation:
Vested benefit obligation	P.	233,655	P.	198,157
Non-vested benefit obligation		126,588		127,520

Accumulated benefit obligation (ABO)		360,243		325,677
Effect of salary projection		7,729		8,598

Projected benefit obligation (PBO)	P.	367,972	P.	334,275

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

An analysis of changes in the projected benefit obligation is as follows:

	2007		2006
Projected benefit obligation at beginning of year	P.	334,275	P.	304,439
Labor cost		6,784		7,091
Financing cost on projected benefit obligation		22,146		21,377
Actuarial loss		24,521		18,833
Payments from trust fund		(6,570)		(6,258)
Benefits paid to employees		(13,184)		(11,207)

Projected benefit obligation at end of year	P.	367,972	P.	334,275

An analysis of changes in plan assets is as follows:

	2007		2006
Fair value of plan assets at beginning of year	P.	275,739	P.	273,418
Expected return on plan assets		18,582		18,639
Actuarial loss		(9,472)		(10,060)
Payments from trust fund		(6,570)		(6,258)

Fair value of plan assets at end of year	P.	278,279	P.	275,739

An analysis of the net projected liability is as follows:

	2007		2006
Underfunded of projected benefit obligation	P.	89,693	P.	58,536
Transition liability		(6,920)		(7,969)
Unamortized actuarial loss		(83,085)		(50,348)

Net projected liability		(312)		219
Additional liability		82,276		49,719
Net pension and seniority premium liability	P.	81,964	P.	49,938

An analysis of the stockholders equity is as follows:

	2007		2006
Additional liability	P.	82,276	P.	49,719
Intangible asset		(6,920)		(7,969)

Equity effect	P.	75,356	P.	41,750

Dismissal

The most important information related to labor obligations for dismissals is as follows:

An analysis of net periodic cost is as follows:

	2007		2006		2005
Labor cost	P.	178	P.	200	P.	187
Financing cost on projected benefit obligation		90		103		99
Amortization of unrecognized net transition obligation and prior service cost		(72)				1,437

Net periodic cost	P.	196	P.	303	P.	1,723

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

An analysis of the projected benefit obligation is as follows:

	2007		2006
Actuarial present value of labor obligation:
Accumulated benefit obligation (ABO)	P.	1,532	P.	1,562
Effect of salary projection		22		31

Projected benefit obligation (PBO)	P.	1,554	P.	1,593

An analysis of labor obligation for dismissals is as follows:

	2007		2006
Projected benefit obligation	P.	1,554	P.	1,593
Unrecognized actuarial loss		668		433

Net projected liability	P.	2,222	P.	2,026

A reconciliation of the book reserve is as follows:

	2007		2006
Balance at beginning of year	P.	2,026	P.	1,723
Net periodic cost		196		303

Balance at end of year	P.	2,222	P.	2,026

15.	Stockholders’ Equity

a) The shares of Telmex Internacional were authorized and issued pursuant to the Telmex shareholder’s meeting on December 21, 2007 approving the split-up (see Note 1a). Capital stock as of December 31, 2007 is represented by 19,360 million outstanding shares with no par value, representing the Company’s fixed capital. An analysis is as follows:

	2007
8,115 million Series AA shares	P.	10,555,469
430 million Series A shares		655,799
10,815 million Series L shares with limited voting rights		6,617,295

Total	P.	17,828,563

Each A Share is convertible into one L Share at the option of the holder at any time. Each AA share is convertible into one L Share at the option of the holder at any time, provided that the AA Shares may not represent less than 20% of the total capital stock or less than 51% of our combined AA Shares and A Shares. The AA Shares may be owned only by holders that qualify as Mexican investors as provided in the bylaws of the Company.

Voting rights

Each Series AA and A share entitle the holder to one vote at general shareholders’ meetings. Each Series L share entitles the holder to one vote at any shareholders’ meeting in which Series L holders are authorized to vote.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

According to clause 8 of the bylaws, holders of Series L shares only have the right to vote to elect two directors to the board of directors and their corresponding alternate directors, and on the following matters:

•	The transformation of Telmex Internacional from one type of company to another;

•

Any merger in which Telmex Internacional is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of Telmex Internacional (when Telmex Internacional is the surviving entity); and

•	Cancellation of the registration of the Telmex Internacional shares on the Mexican National Registry of Securities and on any foreign stock exchange on which they are registered.

The resolutions adopted by the extraordinary shareholders’ meetings related to any of the matters in which the Series L shares are entitled to vote will be also required to be approved by the majority vote of Series AA and Series A shares in order to be valid.

Under Mexican law, holders of any series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the holders of that series and holders of 20% or more of all outstanding shares would be entitled to request judicial relief against any such action taken without such a vote. Determining whether a proposal requires the vote by the holders of Series L under such basis would initially be made by the board of directors or by any other party that calls a shareholders’ meeting to decide on the proposal. A negative decision would be subject to judicial challenge by any affected stockholder, and a court would ultimately determine the need for a class vote. There are no other procedures to determine whether a proposal requires a class vote, and Mexican law provides no additional guidance with respect to the criteria to be applied in making such determination.

b) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve, until the legal reserve reaches at least 20% of capital stock.

16.	Income Tax, Asset Tax, Flat-Rate Business Tax and Employee Profit Sharing

a) The Flat-Rate Business Tax Law (FRBT) was enacted on October 1, 2007. On January 1, 2008, the Law came into force and abolished the Asset Tax Law.

Beginning January 1, 2008 the FRBT will be computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. As established under the Law, the so-called FRBT credits are deducted from the FRBT payable as determined. Under the Law’s transitory provisions, the FRBT rate shall be 16.5% in 2008, 17% in 2009 and 17.5% in 2010 and succeeding years.

FRBT credits are derived mainly from the unamortized negative FRBT base, salary credits and social security contributions, as well as credits derived from the deduction of certain investments, such as inventories and fixed assets, during the transition period starting on the date on which the FRBT came into force.

FRBT will be payable only to the extent it exceeds income tax for the same period. Accordingly to determine FRBT payable, income tax paid in a given period will be credited from the FRBT of the same period.

Whenever the FRBT base is negative because deductions are in excess of taxable income, there will be no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT of the following ten years.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

On the basis of the financial projections based on future and retrospective computations, the Company has determined that it will essentially be a regular income tax payer. Therefore, the enactment of the FRBT had no effects on the Company’s consolidated financial position or results of operations for the year ended December 31, 2007.

b) For the years ended December 31, 2007, 2006 and 2005 income tax expense is as follows:

Income tax (foreign entities):

	2007		2006		2005
Current	P.	1,139,840	P.	1,006,624	P.	515,354
Deferred		1,415,789		(558,996)		263,302

Total foreign entities	P.	2,555,629	P.	447,628	P.	778,656

Income tax (Mexican entities):
	2007		2006		2005
Current	P.	916,480	P.	999,043	P.	751,160
Deferred		14,654		(205,683)		(32,670)

Total Mexican entities	P.	931,134	P.	793,360	P.	718,490

Total foreign and Mexican entities	P.	3,486,763	P.	1,240,988	P.	1,497,146

Since current tax legislation recognizes partially the effects of inflation on certain items that give rise to deferred income tax, the current year net monetary effect result on such items has been reclassified to current year deferred income tax of the year.

c) At December 31, 2007 and 2006, the foreign entities recognized deferred taxes on the following temporary differences:

	2007		2006
Deferred tax assets:
Tax loss carryforwards	P.	13,584,797	P.	12,744,124
Accrued liabilities		2,847,207		3,213,779
Plant, property and equipment		1,524,406		2,096,806
Allowance for doubtful accounts		1,177,368		1,416,449
Advance billings		—		82,871
Valuation allowance on tax loss carryforwards		(11,941,613)		(10,625,510)

		7,192,165		8,928,519

Deferred tax liabilities:
Licenses		(356,401)		(426,282)
Others		(2,291)		—

		(358,692)		(426,282)

Deferred tax asset,net	P.	6,833,473	P.	8,502,237

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

d) At December 31, 2007 and 2006, the Mexican entities recognized deferred taxes on the following temporary differences:

	2007		2006
Deferred tax assets:
Advance billings	P.	1,243,511	P.	1,171,224
Allowance for doubtful accounts		27,804		10,304
Accrued liabilities		23,005		26,685
Inventories		3,277		3,503

		1,297,597		1,211,716

Deferred tax liabilities:
Deferred costs		(464,956)		(376,066)
Accrued liabilities		(26,890)		(37,693)
Plant, property and equipment		(5,530)		(6,599)

		(497,376)		(420,358)

Deferred tax asset, net	P.	800,221	P.	791,358

Total deferred tax asset, net	P.	7,633,694	P.	9,293,595

The income tax rates applicable in 2007 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Statutory tax rate	Expiration (years)
Mexico	28%	10 years
Brazil	34%	Do not expire
Argentina	35%	5 years
Chile	17%	Do not expire
Colombia	34%	Do not expire
Ecuador	25%	5 years
U.S.A.	35%	10 years
Perú	30%	4 years

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income of foreign subsidiaries in 2007, 2006 and 2005 was P. 7,418,436, P. 1,273,323 and P. 3,841,302 respectively. The pretax income of Mexican subsidiaries in 2007, 2006 and 2005 was P. 3,082,005, P. 2,985,354 and P. 2,241,545, respectively.

At December 31, 2007, Embrapar and subsidiaries have available P. 36,865,609 tax loss carryforwards and P. 36,246,364 negative basis of social contribution, which in conformity with the tax regulation in Brazil, where there is no limit on the carryforward of tax losses; however, the carryforward in each year may not exceed 30% of the tax base for such year. The tax rates applicable to the tax loss carryforwards and negative basis of social contribution are 25% and 9%, respectively. At December 31, 2007, non-Brazil foreign subsidiaries have tax loss carryforwards fully reserved of P. 5,626,667.

On February 29, 2008, Vesper Sao Paulo, S.A. and Vesper, S.A. merged into Embratel; therefore, tax loss carryforwards of Ps. 27,048,770 and negative basis of social contribution of Ps. 27,083,964 related to the merged companies are no longer recoverable. Those tax loss carryforwards and negative basis of social contribution were fully reserved as of December 31, 2007.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

e) A reconciliation of the statutory corporate income tax rate to the effective income tax rate recognized by the Company for financial reporting purposes for the years ended December 31, is as follows:

	2007		2006		2005
Income before statutory income tax	P.	10,500,441	P.	4,258,677	P.	6,082,847
Statutory Mexican income tax rate		28.0%		29.0%		30%

Income tax to statutory rate		2,940,123		1,235,016		1,824,854
Difference with enacted rates in México		474,544		134,999		129,187
Nondeductible expenses		(33,797)		(8,138)		(478)
Nontaxable income		(76,934)		(96,498)		(121,228)
Other permanent differences		182,826		(24,391)		(335,189)

Income tax expense	P.	3,486,762	P.	1,240,988	P.	1,497,146

Effective in come tax rate		33.2%		29.1%		24.6%

f) Beginning in the year 2007 and thereafter the enacted Mexican corporate income tax rate is 28%.

g) At December 31, 2007, the balance of the restated contributed capital account (CUCA) and the net tax profit account (CUFIN) was P. 19,360,397 and P. 14,304,649, respectively. These amounts correspond to Telmex Internacional, S.A.B. de C.V. on a stand alone basis.

17.	Commitments and Contingencies

a) Commitments

At December 31, 2007, the Company has non-cancelable commitments of P. 2,561,839 (P. 2,445,007 in 2006) for the purchase of equipment and consulting, management services and rights of exploitation for orbital positions. Payments made under purchase agreements aggregated to P. 181,783 in 2007 (P. 1,212,640 in 2006 and P.1,089,140 in 2005).

The Company’s subsidiary Consertel conducted a split-up in December 2007, establishing a new company called Integración de Servicios TMX, S.A. de C.V. that remained as a subsidiary of Telmex when the new corporation Telmex Internacional was established. Certain obligations of Consertel were transferred to Integración de Servicios TMX. Under Mexican law, if Integración de Servicios TMX defaults on any of those obligations, the claimant may assert a claim against the subsidiary Consertel. The Company considers the risk of assertion of any such claim to be remote.

b) Contingencies in Brazil

Brazilian value-added goods and services tax (ICMS)

In August 2006, an agreement was published granting a proportional reduction of Embratel’s liability plus restatement penalties and surcharges generated through July 2006 related to the so-called Brazilian ICMS tax on communication services. The provisions of this agreement are applicable throughout all the states of Brazil, and the Federal District (Brasilia).

In those states in which Embratel has implemented the benefits of this agreement, it has made payments of P. 3,583,600 in 2007 (P. 3,022,783 in 2006), in addition to the payments made of P. 1,769,556 to the State of Sao Paulo, thus laying to rest any disputes related to the matter.

Regarding the states in which the benefits of this agreement have not yet been implemented, Embratel has created an accrual of P. 91,541 (P. 2,572,938 in 2006), as it considers that such states will most likely enter into the agreement related to the payment of debts.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Embratel received assessments by the tax authorities related to alleged undue ICMS tax credits of P. 221,643 (P. 514,863 in 2006) not addressed by the referred agreement that are considered by the external lawyers as probable losses. Claims considered as possible losses amount to P. 776,217 (P. 545,350 in 2006) which, consequently, have not been provided for in the financial statements.

In July 2002, the subsidiary Star One received an assessment by the tax authorities in the State of Rio de Janeiro for payment of ICMS on internet and satellite use of P. 4,565,222 (P. 1,542,623 in 2006). In March 2004, Star One was required to pay P.121,502 in the Brazilian Federal District (Brasilia) for ICMS not paid on satellite use. Based on the lawyers’ estimates, Embratel considers the probability of a loss in this contingency as possible (but not problable) and, consequently, has not provided for such amount in the financial statements.

The subsidiaries Vésper S.A. Telmex do Brasil Ltda. received assessments related to ICMS of P. 43,727 (P. 153,667 in 2006), which were provided for, since they are considered as probable losses. These subsidiaries received additional assessment of P. 84,179 (P. 117,004 in 2006), which are considered as a possible loss and, consequently, have not been provided for in the financial statements.

Income tax on inbound international income

In March 1999, the Brazilian Federal Tax Agency (SRF) assessed the subsidiary Embratel with a tax claim in the amount of P. 1,762,096 for failing to pay income tax for years 1996 and 1997. Embratel filed an appeal against this assessment with Brazil’s Special Federal Tax Court, which is still pending; however, the Company’s external lawyers are of the opinion that there is a high likelihood of loss and therefore, an accrual of P. 3,242,897 (P. 3,312,685 in 2006) was provided, which included interest and monetary correction of P. 1,861,769 recorded in the other income and expense caption, in the income statement for the year ended December 31, 2006.

In June 1999, Embratel was assessed with another tax claim of P. 395,044, for the nonpayment of income tax on net foreign source income from 1998, which was considered as a possible loss. Due to an unfavorable decision at the administrative level, a petition for a Writ of Mandamus was filed. A final decision was awarded in February 2007, and the tax claim was rejected.

Brazilian Social Welfare Tax on Service Exports (PIS)

In August 2001, Embratel received an assessment from the Brazilian Federal Tax Agency (SRF) totaling P. 975,401 relating to a dispute over the calculation of monetary correction on PIS tax credits. Based on the known facts and on both management’s and the lawyers’ arguments and opinions, Embratel considers a loss from this contingency as possible and, consequently, has not provided for such amount in the financial statements.

Brazilian Social Welfare Tax for Service Export Security Tax (COFINS)

In August 2001, Embratel also received an assessment of P. 2,098,033 related to its exemption from payment of COFINS on the exportation of telecommunication services during 1999. The amount was later reduced to P. 1,451,446. Embratel appealed the case in Brazil’s Federal Tax Court and the ruling is still pending. Based on the known facts and on both management’s and the lawyers’ arguments and opinions, Embratel considers the probability of a loss in this contingency as possible and, consequently, has not provided for such amount in the financial statements.

In November 2006, Embratel received an assessment by the SRF of P. 103,546 (P. 106,598 in 2006) for the payment of COFINS in 1999, which is considered by the external lawyers as a probable loss, therefore it has been accrued.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Vésper, S.A. and Vésper Sao Paulo, S.A. received assessments related with the nonpayment of COFINS in the amount of P. 259,426 (P. 28,199 in 2006), which were considered as a possible loss and, consequently, have not been provided for in the financial statements.

Other tax contingencies

Vésper São Paulo S.A and Embratel Participações S.A. were assessed with a tax claim in the amount of P.68,082 (P.64,810 in 2006) related with the CPMF (Contribuição Provisória sobre Movimentações ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira)or financial transaction tax non-taxation on the translation of symbolic foreign exchange agreements, and also for the dispute on the Municipal Real Property Tax (IPTU) exemption of Vésper São Paulo S.A., which are considered by the external lawyers as a probable loss.

Embratel, Vésper S.A., Vésper São Paulo S.A., Telmex do Brasil Ltda., Brasil Center Comunicações Ltda. and Primesys Soluções Empresariais S.A. have other on-going tax litigations involving the Brazilian Social Security Institute (INSS), Income Tax and Social Contribution on Net Income (IRPJ/CSLL), Telecommunications Systems Universalization Fund (FUST), Telecom Development Fund (FUNTTEL) and Income Tax on Payments Abroad (IRRF), among others. From the total amount being claimed P. 3,145,915 (P. 1,996,128 in 2006) is considered as a possible loss.

Additionally, Embratel received assessments by the Brazilian IRS in the form of a fine for not filing electronic files relating to 2001 to 2005, of P.2,874,784 (P. 640,143 in 2006), which are considered as a possible loss.

Disputes with third parties

Certain cases on a number of different matters are in advanced stages of the litigation process and, according to Embratel’s external lawyers, the subsidiary stands a chance of losing at least some of these suits; consequently, P. 725,711 (P. 780,208 in 2006) has been reserved for probable unfavorable rulings

Additionally, Embratel, Vésper S.A., Vésper São Paulo S.A., Telmex do Brasil Ltda., BrasilCenter Comunicações Ltda. and Primesys Soluções Empresariais S.A. have other on-going litigation process amounting to P. 817,680 (P. 808,074 in 2006), which are considered as a possible loss.

Other civil and labor contingencies

There are other on-going civil and labor litigations that could give rise to contingencies of which an amount of P. 827,398 (P. 844,338 in 2006) has been accrued to cover the portion considered as probable losses, and an amount of P. 1,695,180 (P. 1,543,466 in 2006), which corresponds to the portion that represents a possible loss, has not been accrued for in the financial statements. According to the Company’s external lawyers, although the Company’s arguments in these cases are well founded, there is no guarantee of a favorable outcome.

c) Contingencies in Colombia

In June 2007, the Colombian antitrust authority announced that it had begun an investigation of Telmex’s acquisition of Superview, TV Cable and Cable Pacifico. Telmex Internacional believes it has complied with all applicable Colombian laws and regulations relating to these acquisitions.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

18.	Segments

Telmex Internacional operates in various countries in Latin America. Additional information related to the Company’s operations is provided in Note 1. The most relevant segment information, which has been prepared based on the accounting policies described in Note 2, is as follows:

	(In millions of Mexican pesos with purchasing power at December 31, 2007)
	Mexico		Brazil		Argentina		Chile		Colombia		Peru		Ecuador		U.S.A.		Adjustments		Total consolidated
December 31, 2007
Operating revenues	P.	5,490	P.	55,457	P.	1,445	P.	1,695	P.	2,695	P.	987	P.	29	P.	111	P.	(149)	P.	67,760
Depreciation and amortization		66		6,442		263		344		434		189		17		16		—		7,771
Operating income		3,184		7,334		(37)		(149)		172		13		(23)		(164)		—		10,330
Segment assets		402		134,688		3,304		3,972		6,119		2,143		231		15		—		150,874
Goodwill		—		7,527		408		1,487		6,055		308		230		283		—		16,298
December 31, 2006
Operating revenues	P.	5,287	P.	55,457	P.	1,379	P.	1,573	P.	1,057	P.	818		—	P.	2	P.	(53)	P.	65,520
Depreciation and amortization		86		7,369		214		275		149		175		—		3				8,271
Operating income		3,062		399		(86)		(383)		306		48		—		(30)		—		3,316
Segment assets		373		137,878		2,635		3,520		1,702		1,838		—		7				147,953
Goodwill		(27)		8,540		214		1,400		122		—		—		356				10,605
December 31, 2005
Operating revenues	P.	4,986	P.	52,307	P.	1,271	P.	1,564	P.	675	P.	734		—	P.	—	P.	(190)	P.	61,347
Depreciation and amortization		79		7,336		150		217		93		176		—		—				8,051
Operating income		2,784		4,134		(20)		98		171		2		—		—				7,169
Segment assets		326		131,782		2,253		2,986		990		1,692		—		—				140,029
Goodwill		—		9,121		380		1,628		—		—		—		—				11,129

Intersegmental income by country is omitted as it is considered immaterial.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

19.	Agreements with Operators

During 2007, 2006 and 2005, the subsidiary Embratel formalized agreements with fixed and mobile telecommunication companies resulting in a net (loss) gain of P. (152,696), P. 127,037 and P. 919,969, respectively, thus settling disputes at the administrative, legal and business levels arising among the parties over several years, establishing guidelines and commitments that will govern their relationship, and aiming to avoid new disputes in the future.

These agreements settled long-standing disputes among the parties, especially those involving unsettled transactions relating to interconnection and co-billing services pending from prior years. None of these transactions involved present or future periods.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

The effects of these agreements on our consolidated operating results were as follows:

	2007		2006		2005
Operating revenues	P.	38,771	P.	83,393	P.	235,697
Operating costs and expenses		58,669		(6,517)		214,217
Other income (expenses), net		(250,136)		50,161		470,055

Total	P.	(152,696)	P.	127,037	P.	919,969

20.	Differences between Mexican FRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

The consolidated financial statements include the effects of inflation as provided for under Bulletin B-15. The reconciliation prepared under MFRS to U.S. GAAP includes a reconciling item for the reversal of the effect of applying Bulletin B-15 for the re-expression into constant pesos as of December 31, 2007 for the years ended December 31, 2006 and 2005, because the application of such provisions is equivalent to not presenting our comparative financial statements in the same currency for all periods presented, as required by SEC rules.

The Mexican and U.S. GAAP prior periods amounts, included throughout Note 19, are presented in constant Mexican pesos by using the 1.0376 and 1.0796 Mexican inflation factor, respectively.

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under MFRS (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

The principal differences between MFRS and U.S. GAAP, as they relate to us, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, stockholders’ equity and resources provided by operating and financing activities.

Cash flow information:

Under MFRS, the Company presents consolidated statements of changes in financial position, as described in Note 2. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

Statement of Financial Accounting Standards No. 95 (“SFAS 95”), Statement of Cash Flows, does not provide guidance with respect to inflation adjusted financial statements. In accordance with MFRS, the changes in current and long-term debt due to re-expression in constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. Also, under U.S. GAAP non-cash investing activities are not reported in the Statement of Cash Flows, including the capitalization of debt; whereas under MFRS non-cash transactions affecting the financial structure of an entity, such as converting debt into equity, must be presented separately in the statement of changes in financial position.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

If the monetary gain and the exchange gain or loss related to the debt, were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31
	2007		2006		2005
Cash flows from operating activities:
Net income under U.S.GAAP	P.	5,739,051	P.	1,167,121	P.	2,390,767
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		7,368,594		7,202,697		5,954,470
Amortization		1,068,839		721,578		913,592
Effect of exchange rate differences on debt		(2,789,199)		(725,251)		(854,963)
Monetary gain, net		141,051		(243,355)		(52,000)
Goodwill impairment		—		305,304		—
Deferred taxes		1,883,584		(142,147)		483,837
Deferred revenues and deferred credits		(26,267)		300,803		—
Equity interest in net income of affiliates		(717,730)		(505,200)		(360,381)
Non-controlling interest		437,318		551,041		722,455
Net periodic cost of labor obligations		145,575		138,373		156,602
Change in operating assets and liabilities		(728,494)		(2,050,913)		741,596

Total adjustments		6,783,271		5,552,930		7,705,208

Net cash provided by operating activities		12,522,322		6,720,051		10,095,975

Cash flows from investing activities:
Investment in plant, property and equipment and inventories		(14,679,007)		(9,644,569)		(8,662,552)
Initial cash from subsidiaries acquired		352,276		44,956		36,238
Investment in subsidiaries and affiliates		(10,336,068)		(8,482,293)		(4,962,662)
Other assets		(1,921,005)		(1,000,417)		(1,397,321)

Net cash used in investing activities		(26,583,804)		(19,082,323)		(14,986,297)

Cash flows from financing activities:
Proceeds from new loans		6,079,868		8,529,661		3,876,177
Repayment of loans		(3,771,268)		(2,003,018)		(10,980,370)
Capitalized interest		(113,153)		(158,874)		(89,612)
Cash dividends paid to non-controlling interest		(27,403)		(423,402)		—
Contribution by Non-controlling stockholders		—		—		1,117,016
Increase in parent investment		19,990,005		8,153,409		11,446,986

Net cash provided by financing activities		22,158,049		14,097,776		5,370,197

Effect of inflation accounting on cash and cash equivalents		3,178,444		(688,730)		(4,274,750)
Net increase (decrease) in cash and cash equivalents		11,275,011		1,046,774		(3,794,875)
Cash and cash equivalents at beginning of year		5,992,792		4,946,018		8,740,893

Cash and cash equivalents at end of year	P.	17,267,803	P.	5,992,792	P.	4,946,018

Supplemental disclosure of cash flow information:
Income taxes paid	P.	1,385,028	P.	1,236,955	P.	1,355,689
Interest paid		3,194,300		1,713,717		1,051,862
Employee profit sharing paid		51,733		51,619		50,490

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Capitalized interest:

Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive cost of financing incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of the capitalized comprehensive cost of financing for U.S. GAAP purposes was determined by applying the weighted average rate of interest of financing.

Under MFRS in force through December 31, 2006, we did not capitalize the comprehensive cost of financing in our MFRS financial statements. Starting January 1, 2007, although we adopted the policy of capitalizing the comprehensive result of financing on assets under construction, as a result of MFRS D-6, we did not capitalize any comprehensive result of financing as described in Note 2.

The reconciling items for 2007, 2006 and 2005 show the capitalization of interest as required under U.S. GAAP.

Valuation of inventories and plant, property and equipment:

As previously discussed in Note 7, we re-express our plant, property and equipment based on the rate of inflation in the respective country of origin. This method is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the re-expression of inventories and plant, property and equipment based on the NCPI has been included in our reconciliation between MFRS and U.S. GAAP.

As a result of this comparison, inventories, plant, property and equipment and stockholders’ equity increased by P. 11,017,527 (P.7,493,809 in 2006), and depreciation expense increased by P. 1,674,019, (P.1,843,229 and P.1,162,050 in 2007, 2006 and 2005, respectively).

Deferred income tax and deferred employee profit sharing:

As mentioned in Note 16, under MFRS, deferred income tax is determined on all differences in balance sheets accounts for financial and tax reporting purposes, using the enacted tax rate at the balance sheet date, which is basically in comformity with Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for Income Taxes.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP is determined following the guidelines of SFAS No.109, while under MFRS, the deferred consequences of employee profit sharing are determined only on temporary non-recurring differences with a known turnaround time. Our reconciliations between MFRS and U.S. GAAP do not include deferred employee profit sharing as related amounts are not significant.

The deferred tax adjustment included in the net income and stockholders’ equity reconciliations also includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between MFRS and U.S. GAAP.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

The differences in the recognition of deferred income tax between MFRS and U.S. GAAP for purposes of the income statement were as follows:

2005	P.	(309,683)
2006		(514,911)
2007		(453,141)

The effect of deferred income tax on the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant is applied as an adjustment to stockholders’ equity. The related accumulated amounts at December 31, 2007 and 2006 that decreased equity were P. (3,519,494) and P. (2,868,227), respectively.

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of this effect from 2005 through 2007 are the following:

2005	P.1,581,801
2006	780,800
2007	(651,267)

In 2007, 2006 and 2005, monetary gains of P. 267,411, P. 123,251 and P. 61,176, respectively, on the deferred taxes balance related to the difference between the indexed cost and specific indexation cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, were taken to equity, as part of the change of the year.

Deferred taxes from our foreign operations under U.S. GAAP at December 31, 2007 and 2006 are as follows:

	2007		2006
Tax loss carryforwards	P.	13,584,797	P.	10,290,508
Accrued liabilities		2,978,382		2,726,922
Allowance for doubtful accounts		1,177,368		1,143,741
Advance billings		—		66,916
Valuation allowance for tax loss carryforwards		(11,941,613)		(8,579,789)

		5,798,934		5,648,298

Deferred tax libilities:
Plant, property and equipment		(3,427,050)		(2,039,425)
Licenses		(356,401)		(344,210)
Others		(2,291)		—

		(3,785,742)		(2,383,635)

Deferred tax asset, net	P.	2,013,192	P.	3,264,663

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

For MFRS purposes, as discussed earlier in Note 16, the net deferred income tax assets recognized for the foreign operations amounted to P. 6,833,473 and P. 6,865,308 at December 31, 2007 and 2006, respectively.

Deferred taxes from our Mexican operations under U.S. GAAP at December 31, 2007 and 2006 are as follows:

	2007		2006
Deferred tax assets:
Advance billings	P.	1,243,511	P.	1,168,224
Allowance for doubtful accounts		27,804		10,304
Accrued liabilities		23,005		26,685
Inventories		3,278		3,503

		1,297,598		1,208,716

Deferred tax liabilities:
Deferred costs		464,957		376,066
Accrued liabilities		26,890		37,693
Plant, property and equipament		5,530		6,599

		497,377		420,358

	P.	800,221	P.	788,358

Total deferred tax asset, net	P.	2,813,413	P.	4,053,021

For MFRS purposes, as discussed earlier in Note 16, the net deferred income tax assets recognized for the Mexican operations amounted to P. 800,221 and P. 791,358 at December 31, 2007 and 2006, respectively.

Under U.S. GAAP deferred tax assets and liabilities are classified as current or noncurrent, based on the classification of the asset or liability that originated it. A deferred tax asset or liability that is not related to an asset or liability for financial reporting purposes, including deferred tax assets related to carryforwards, are classified in accordance to its expected reversal date. For a particular tax-paying component and within a particular tax jurisdiction, (a) all current deferred tax assets and liabilities are offset and presented as a single amount and (b) all noncurrent deferred tax asssets and liabilities are offset and presented as a single amount. However, deferred tax assets and liabilities attributable to different tax-paying components of the enterprise or to different tax jurisdictions are not offset.

Under MFRS deferred tax assets and liabilities are classified as noncurrent and are presented in one net amount in the balance sheet. The consolidated amounts of deferred taxes are not offset if they do not belong to the same taxable entity and to the same taxing authority.

Income Taxes on unremitted foreign earnings

Telmex Internacional does not provide taxes on unremitted foreign earnings because it considers them to be permanently invested. In the event that that Company repatriated these earnings, incremental taxes may be incurred. The Company has determined that it is not practicable to determine the amount of these incremental taxes.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Employee benefit obligation:

Brazil

	2007		2006
Unfunded liability (*):
Beginning balance	P.	598,691	P.	702,357
Plus – adjustments for percentage yield on plan assets		37,253		26,448
Less – payments during the year		(125,520)		(179,411)
Effect of translation		95,537		49,297

Ending balance	P.	605,961	P.	598,691

Total expense:
Matching contribution plus risk benefits	P.	120,140	P.	103,856

(*)	The unfunded liability represents Embratel’s obligation for those participants that migrated from the defined-benefit plan to the defined-contribution plan. Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the Brazilian general price index plus 6% per annum.

Plan assets:

The plan assets to cover pension and other post-retirement benefits totaled P. 9,135,825 and P. 6,952,091 at December 31, 2007 and 2006, respectively. The Telos fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of Telos are allocated with a goal to achieve the following distribution:

•	10% in nominal bonds to guarantee the short-term liabilities

•	75% in inflation-indexed bonds to guarantee the long-term liabilities

•	10% in stocks to hedge an unexpected decrease in the long-term real interest rate

•	5% in real estate as a strategy of diversification

•	seek the duration and convexity matching between its assets and liabilities

The actual allocations for the pension assets as of December 31, 2007 and 2006 are as follows:

	2007
	Defined benefit plan	Defined contribution plan	Medical plan	Total
Fixed income	82%	89%	96%	86%
Stocks	13%	9%	0%	10%
Real state	4%	0%	0%	2%
Beneficiary loans	1%	2%	4%	2%

Total	100%	100%	100%	100%

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	2006
	Defined benefit plan	Defined contribution plan	Medical plan	Total
Fixed income	82%	90%	98%	86%
Stocks	13%	7%	0%	10%
Real state	4%	0%	0%	2%
Beneficiary loans	1%	3%	2%	2%

Total	100%	100%	100%	100%

Telos has determined the overall expected long-term rate of return on assets of 6.0% based on historical returns and the extent to which adjustments were made to those historical returns, and how those adjustments were determined.

Estimate future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined benefit plan		Medical plan		Total per year
2008	P.	572,671	P.	105,932	P.	678,603
2009		597,455		117,496		714,951
2010		622,797		130,078		752,875
2011		648,722		143,918		792,640
2012		675,174		158,708		833,882
2013 to 2017		3,782,459		1,061,114		4,843,573

Total	P.	6,899,278	P.	1,717,246	P.	8,616,524

SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132(R)”:

SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements Nos. 87, 88, 106 and 132(R), requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

The requirement to recognize the funded status of a defined benefit plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006.

The impact of adoption of SFAS 158 resulted in the following:

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Brazil

Defined-benefit pension plan (DBP):

	Prior to adopting SFAS 158		Effect of adopting SFAS 158 Debit (Credit)		As reported at December 31, 2006
Accrued pension cost (liability) asset	P.	(138,152)	P.	897,571	P.	759,419
Non-controlling interest		—		(27,286)		(27,286)
Stockholders’ equity debit (credit)		138,152		(870,285)		(732,133)

Medical assistance plan (MAP):

	Prior to adopting SFAS 158	Effect of adopting SFAS 158 Debit (Credit)		As reported at December 31, 2006
Accrued pension cost (liability) asset	P.(1,377,375)	P.	(379,096)	P.	(1,756,471)
Deferred income tax asset	251,849		128,891		380,740
Non-controlling interest	—		7,607		7,607
Stockholders’ equity net of deferred taxes debit (credit)	1,125,526		242,598		1,368,124

The components of the plan funded status that are reflected in the consolidated statement of financial position as of December 31, 2007 and 2006 are as follows:

	2007				2006
	DBP		MAP		DBP		MAP
Projected benefit obligation	P.	(7,204,148)	P.	(2,443,216)	P.	(5,954,732)	P.	(1,994,411)
Fair value of plan assets		8,921,064		214,761		6,714,151		237,940

Over (under) funded status	P.	1,716,916	P.	(2,228,455)	P.	759,419	P.	(1,756,471)

Amounts recognized in other accumulated comprehensive income consist of the following:

	2007				2006
	DBP		MAP		DBP		MAP
Unrecognized actuarial (gain) loss	P.	(1,736,745)	P.	378,018	P.	(874,564)	P.	242,598
Unrecognized net transition obligation at the date of initial application		4,124		—		4,279		—

Total	P.	(1,732,621)	P.	378,018	P.	(870,285)	P.	242,598

Effects of inflation accounting on U.S. GAAP adjustments:

To determine the net effect on the consolidated financial statements of recognizing the U.S.GAAP adjustments described throughout this Note, it is also necessary to recognize the effects of inflation on such adjustments as described in Note 2. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income and stockholders’ equity.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

However, we have reversed the re-expression of prior periods into constant Mexican pesos at December 31, 2007, using the weighted average inflation factor of 1.2607 (Note 1 II c), and re-expressed such prior periods into constant Mexican pesos at December 31, 2007 using the Mexican-only inflation factor of 1.0376, in order to present our financial statements in the same reporting currency for all periods included in this Note.

Disclosure about fair value of financial instruments:

In accordance with Statement of Financial Accounting Standards No. 107 (“SFAS 107”), “Disclosures about fair value of financial instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the senior notes at December 31, 2007 and 2006. As of December 31, 2007, the carrying value of total debt is P. 15,982,433 (P. 17,490,367 at December 31, 2006) and the fair value is P. 15,171,151 (P. 15,625,375 at December 31, 2006).

Business combinations and goodwill and other intangible assets:

Step acquisitions:

Under MFRS, business acquisitions are recorded using the acquisition method. The acquisition method requires the determination of the fair value of net assets acquired and the allocation of the acquisition cost to the estimated fair value of the net assets acquired. Non-controlling interest is measured based on its proportionate share of the fair value of the net assets of the acquired entity.

Under U.S. GAAP business combinations are recorded using the purchase method which requires that the fair value of net assets acquired be recorded only with respect to the percentage acquired in each step acquisition. Non-controlling interest (“minority interest”) is recorded based on the carrying value of the entity acquired; hence, the non-controlling interest is not adjusted to reflect the adjustments to fair value of its shares of net assets.

The difference in the application of the acquisition method under MFRS and the purchase method under U.S. GAAP creates reconciling adjustments principally on:

Difference on the measurement of fair value for MFRS and U.S. GAAP

a) Under MFRS assets acquired and liabilities assumed and their corresponding effect on depreciation and amortization in income, are recognized at their full estimated fair values as of the date control is obtained. Under U.S. GAAP, the estimated fair value of assets acquired and liabilities assumed is measured by the percentage acquired in each step acquisition using the estimated fair value at each acquisition date.

In Telmex’s case, step acquisitions imply the determination of fair values at each acquisition date, which differs from the fair value used under MFRS, which creates a reconciling item for the effects on income of the depreciation of fixed assets, amortization of intangible assets and interest expense. The change in fair value of the percentage acquired at each acquisition date implies the reclassification between stockholders’ equity recognized under MFRS and the fair value of the net assets acquired.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

b) Under MFRS non-controlling interests are recorded at their estimated fair value at the date of acquisition, whereas under U.S. GAAP it is based on the historical carrying values of the acquired entity. This difference in the measurement of non-controlling interest affects the values assigned to fixed assets and intangible assets with definite lives and non-controlling interest on the balance sheet and the related depreciation and amortization, operating income and non-controlling interest on the income statement.

Excess of fair value of acquired net assets over cost treated as equity transaction under MFRS

MFRS requires that acquisitions of non-controlling interests be considered as transactions between entities under common control and thus are treated as equity transactions. Any difference between the acquisition cost and the carrying value of the net assets acquired is recognized in equity, whereas under U.S. GAAP, the acquisition of non-controlling interest is treated as a step acquisition, and any difference between the acquisition cost paid and the fair value of the net assets acquired is treated as goodwill.

In summary, due to the differences mentioned above, the reconciliations between net income and stockholders’ equity include the following adjustments:

In order to recognize the differences between the full fair value utilized for MFRS and the fair value for U.S. GAAP at each acquisition date, and between the full fair value utilized for MFRS and the carrying value for minority interest under U.S. GAAP, the reconciliation of stockholders’ equity for 2007 and 2006 includes a decrease of P. (293,485) and P. (300,441), respectively. As of December 31, 2007, 2006 and 2005, the impact on the reconciliation of net income to recognize the difference in depreciation and amortization expense is P. 82,780, P. (226,105) and P. (218,672), respectively.

As of December 31, 2007 and 2006, the reconciliation of stockholders’ equity includes decreases for P. (53,448) and P. (66,551) to recognize the difference of depreciation and amortization computed based on the carrying value of the non-controlling interest and its related fair value as recognized under MFRS, which are subsequently reclassified to the mezzanine section of the U.S. GAAP balance sheet. As of December 31 2007, 2006 and 2005 the net income reconciliation includes P. (13,362), P. (16,638) and P. (158,602), respectively.

As result of the acquisitions of Embrapar’s non-controlling shares in 2005, 2006 and 2007, the Company has determined an excess of fair value of acquired net assets over cost at each acquisition transaction date, which according to MFRS were treated as an equity transaction (capital gain) since they were acquisitions of non-controlling interest; whereas for U.S. GAAP purposes these acquisitions of non-controlling interest are treated as step acquisitions giving rise to negative goodwill that have been accounted for as a reduction of non current assets.

As of December 31, 2007 and 2006, the reconciliation of stockholders’ equity includes P. (4,951,724) and P. (4,942,310) adjustments related to the reversal of the capital gains recognized under MFRS, respectively, and P. 2,748,122 and P. 1,655,724 to recognize the effect on accumulated depreciation and amortization due to the reduction of non-current assets under U.S. GAAP derived from the negative goodwill. The reconciliation of net income includes P. 1,092,398, P. 956,589 and P. 699,135 to recognize the effect of negative goodwill on depreciation and amortization expense under US GAAP, respectively.

In addition, gains or losses on dilution of investment in affiliate under MFRS have been included in retained earnings, whereas under U.S. GAAP these gains are included in other capital contributions.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Excess of cost over the fair value of acquired net assets

In 2005, the Company acquired the remaining equity interest of Techtel. This transaction resulted in an excess of cost over the carrying value of net assets acquired, which was recognized as an equity transaction as required by MFRS for acquisitions of non-controlling interest. As of December 31, 2007 and 2006, the reconciliation of stockholders’ equity includes a credit of P. 296,601 due to the reversal of the capital loss recognized under MFRS.

Impairment on Goodwill

Under Mexican FRS, an impairment loss on goodwill must be recognized if its carrying value exceeds its recoverable value, which is the greater between its net selling price, if it can be obtained, and its value in use.

The value in use can be determined through valuation techniques or, in a more practical manner, through its perpetuity value. Goodwill’s net selling price shall be determined in the same manner that goodwill is obtained in a business acquisition. In this case, the net selling price of the business unit must be determined through the use of market values or through valuation techniques.

The determination of the value in use of goodwill through the determination of perpetuity values is made in two steps. In the first step the entity shall determine the excess of the value in use of the cash generating unit’s assets other than intangible assets with indefinite lives and goodwill, where value in use is the projected discounted cash flows of the cash generating unit. In the second step, entities must measure the perpetuity value of the excess value in use of the cash generating unit, which is determined by dividing the average of the excess of the value in use determined in step 1 by the average of the appropriate discount rates used in the cash projections.

For US GAAP purposes impairment test on goodwill requires a two-step process to identify and quantify the amount of impairment loss to be recognized. The first step of this test requires the comparison of the fair value of the reporting unit against its carrying value. The fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. In some instances quoted market prices in active markets provide the best evidence of fair value and shall be used as the basis for the measurement, if available. However, there are instances when the market price of an individual equity security may not be representative of the reporting unit’s fair value taken as a whole.

The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit. When quoted market prices are not available, the fair value can be estimated using the best information that is available. US GAAP allows the use of present value techniques, and if used, the estimates of future cash flows used shall be consistent with the objective of measuring fair value. As of December 31, 2006, the reconciliation of net income and equity includes P. 305,304 to recognize the effect of the reversal of an impairment loss on goodwill recognized under MFRS. In the determination of fair values, Telmex used the perpetuity values for Mexican FRS and the discounted cash flows technique for US GAAP purposes. Both techniques give different measurements and results, which in Telmex Internacional’s case, gave rise to an impairment charge under Mexican FRS for goodwill recognized for the acquisitions in Chile, whereas for US GAAP purposes no impairment charge was determined. Therefore, the reconciliation between Mexican FRS and US GAAP show the reversal of P. 305,304 impairment loss recognized under Mexcan FRS.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Exchange of long-lived assets between entities under common control

Bulletin B-7 requires that an exchange of assets between entities under common control be recognized based on the carrying value of the assets acquired and any difference with the carrying value of the assets transferred being treated as a capital transaction. For U.S. GAAP, the exchange of assets between entities under common control are accounted for at the lower of fair value or the carrying amount of the assets transferred. As of December 31, 2007 and 2006, the reconciliation of stockholders’ equity includes a decrease of P. (1,170,300) related to the exchange of Telmex Do Brasil and Net shares between Embrapar and Telmex Internacional which resulted in an increase in Telmex Internacional’s participation in Embrapar in October 2005.

Equity method in net income of affiliate:

For MFRS purposes, the equity method in the net income of Net Serviços de Comunicação S.A. was based on its net income after its conversion to MFRS (see Note 1a), while for U.S. GAAP purposes, the equity method in the net income of this affiliate is determined based on net income reconciled to U.S. GAAP. The differences in 2007, 2006 and 2005 of P. 28,655, P. 38,832 and P. 270,372, respectively, shown in the net income reconciliation, represent the equity method in the differences applicable in Net, between MFRS and U.S. GAAP, which consist principally of valuation of plant, property and equipment, previously described.

Under MFRS, goodwill generated in an acquisition of an affiliate is presented separately on the balance sheet, whereas under U.S. GAAP goodwill is included in the carrying value of the investment in affiliates.

Penalties and interest:

Under MFRS penalties and interest on tax settlements are presented as other income (expense), net; whereas under US GAAP, such gains are presented in interest income (expense).

Noncontrolling interest:

In conformity with MFRS, the share of net income corresponding to noncontrolling interests is not deducted to arrive to the Company’s net income, and it is also presented as a component of stockholders’ equity in our balance sheet, immediately after the caption total majority stockholders’ equity. For U.S. GAAP purposes, noncontrolling interest (“minority interest”) is excluded from the Company’s net income and from stockholders’ equity and included as a “mezzanine item” in the balance sheet.

Accounting for derivative financial instruments and hedging activities:

On January 1, 2005, the Company adopted the provisions of Bulletin C-10, Accounting for derivative financial instruments and hedging activities, which requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value. Bulletin C-10 also requires that changes in the derivative’s fair value be recognized in current earnings or stockholders’ equity depending on the intended use of the derivative and the resulting designation. Based on the adoption of Bulletin C-10, there are no differences in accounting for derivative instruments between U.S. GAAP and MFRS as they relate to us; therefore no U.S. GAAP adjustment was recorded related to the accounting for derivatives as of December 31, 2007 and 2006. The adjustment recognized in 2005 was made to reverse the cumulative effects recognized under MFRS.

Accounting for uncertainty in income taxes:

The Company adopted the provisions of FASB Interpretation No. 48,”Accounting for Uncertainty in Income Taxes” (FIN48) as of January 1, 2007.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

We establish reserves to remove some or all of the tax benefit of any of our tax positions at the time we determine that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

The adoption of FIN 48 did not have a material impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption, because all uncertain tax positions not more likely than not to be sustained were reserved in prior years.

As described in Note 17-Income tax on inbound international income section to these financial statements, the Company has recorded a liability of P. 2,674,853 in accrued liabilities (including interest and monetary correction of P. 1,503,300 and penalties of P. 502,094) as of December 31, 2006. During the year ended December 31, 2007, the company only recorded additional interest of P. 133,557. The Company will continue to recognize interest and penalties on liabilities recorded for unrecognized tax benefits in interest expense.

EITF 06-3

In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company continued with its accounting policy of net presentation; therefore, the adoption of EITF 06-03 did not have any impact on our financial condition or results of operations.

A summary of the most important new pronouncements in U.S. GAAP that will come into force in 2008 or after and may apply to the Company is as follows:

Fair value measurement (FASB Statement 157):

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

Business Combinations (FASB Statement No. 141(R))

On December 4, 2007, the Financial Accounting Standards Board (FASB) issued Statement No. 141 (R), Business Combinations (Statement 141 (R)). This new standard significantly changes the financial accounting and reporting of business combination transactions.

Current practice under Statement 141 involves accumulating costs of acquiring a target entity and allocating those costs to individual assets acquired and liabilities assumed.

In step acquisitions and partial acquisitions, this process generally results in recognizing the acquiree’s assets and liabilities as a mixture of values at the acquisition date (or dates) and, to the extent of interest in the acquiree not held by the acquirer, historical carrying values (i.e. accounting bases established before the acquirer made its acquisition (s)). Those historical carrying values are attributed to the noncontrolling interests (previously referred to as minority interests) in the acquiree.

Under Statement 141 (R) a business combination is treated as a transaction in which an entity (the acquirer) takes control of another entity (the target), the fair value of the underlying exchange transaction should be used to establish a new accounting basis of the acquired entity.

Furthermore, because obtaining control leaves the acquirer responsible and accountable for all of the acquiree’s assets, liabilities, and operations, the acquirer should recognize and measure the fair value of the acquiree as a whole, and the assets acquired and liabilities assumed at their full fair values as of the date control is obtained, regardless of the percentage ownership in the acquiree or how the acquisition was achieved (e.g., a step acquisition, a single purchase resulting in control, or a charge in control without a purchase of equity interests).

The most important changes to business combination accounting pursuant to Statement 141 (R) include recognizing, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity; measuring acquirer shares in consideration for a business combination at fair value on the acquisition date; recognizing contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; with certain exceptions, recognizing preacquisition loss and gain contingencies at their acquisition-date fair values; capitalizing in-process research and development (IPR&D) assets acquired; expensing, as incurred, acquisition-related transaction costs; capitalizing acquisition-related restructuring costs only if the criteria in Statement 146 are met as of the acquisition date; and recognizing changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense.

Statement 141 (R) is required to be adopted concurrently with Statement 160 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited.

It is expected that the adoption of this new standard will reduce the differences between MFRS and U.S. GAAP for future acquisitions, as they relate to us.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Accounting for Non-controlling Interests (FASB Statement No. 160)

On December 4, 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (Statement 160). This new standard did not change significantly the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements.

Contrary to MRFS, under U.S. GAAP historically there has been limited accounting and reporting guidance for noncontrolling interests in the net assets of a subsidiary. As a result, Statement 160 defines a noncontrolling interest as: “The portion of the equity (residual interests) in a subsidiary attributable to the owners of the subsidiary other than the parent and the parent’s affiliates”.

In current U.S. GAAP, equity interests not held by the controlling shareholders are generally referred to as minority interests.

In a significant change from current U.S. GAAP practice, Statement 160 requires that noncontrolling interests in subsidiaries be reported as a component of equity in the consolidated statement of financial position. This contrasts with the prevailing practice of reporting minority interests as a “mezzanine” item between liabilities and stockholder’s equity. Statement 160 is based on an “economic entity” concept of consolidated financial statements.

In acknowledgement of the difference between noncontrolling interests in consolidated subsidiaries and controlling interests in a consolidated group, Statement 160 requires the presentation of noncontrolling interests and controlling interests as separate components of equity in the statement of financial position along with comprehensive disclosures about attributes and transactions pertaining to noncontrolling interests.

Statement 160 requires that earnings attributed to the noncontrolling interests be reported as part of consolidated earnings and not as a separate component of income or expense, and disclosure of the attribution of consolidated earnings to the controlling and noncontrolling interests on the face of the consolidated income statement.

Statement 160 also amends FASB No. 128, Earnings per Share, to specify that earnings per share data in consolidated financial statements that include one or more partially-owned subsidiaries is calculated using only the amount of earnings attributable to the controlling interests.

Changes in a parent’s controlling ownership interest that do not result in a loss of control of the subsidiary will now be treated as transactions among shareholders in the consolidated entity. These transactions include decreases or increases in a parent’s controlling ownership interest in any subsidiary-issued security that is classified in accordance with GAAP as equity in the consolidated statement of financial position (e.g., common stock, preferred stock, etc.).

Under SFAS 160, when there is a decrease in ownership interest in a subsidiary, the carrying amount of the noncontrolling interest should be increased to reflect the change in the noncontrolling interest’s ownership in the subsidiary’s net assets. Any difference between consideration received and the adjustment made to the carrying amount of the noncontrolling interest should be recognized directly in equity attributable to the controlling interest (i.e., as an adjustment to paid-in capital).

When an increase in ownership interest in a subsidiary occurs, the carrying amount of the noncontrolling interest is adjusted to reflect the noncontrolling interest’s reduced ownership interest in the subsidiary’s net assets.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Any difference between consideration paid by the parent to the noncontrolling interest holders and the adjustment to the carrying amount of the noncontrolling ownership interests in the subsidiary is recognized directly in equity attributable to the controlling interest (i.e., paid-in capital).

Statement 160 is effective for the first annual reporting period beginning on or after December 15, 2008, and earlier application is prohibited. Statement 160 is required to be adopted prospectively, except for the following provisions, which are required to be adopted retrospectively:

•	Reclassify noncontrolling interests from the “mezzanine” to equity, separate from the parent’s shareholders’ equity in the consolidated statement of financial position.

•	Recast consolidated net income (loss) to include net income (loss) attributable to both the controlling and noncontrolling interests.

It is expected that the adoption of this new standard will eliminate the differences between MFRS and U.S. GAAP as they relate to us.

The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 (FASB Statement No. 159)

In February 2007, the Financial Accounting Standards Board (FASB or the “Board”) issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (the “Statement” or Statement 159). Statement 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the “fair value option”, or “FVO”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent charges in fair value for that instrument shall be reported in earnings (or another performance indicator for entities such as not-for-profit organizations that do not report earnings).

The fair value option will mitigate some of the volatility in reported earnings that results from the use of different measurement attributes to account for financial assets and financial liabilities. By electing the fair value option, an entity can achieve consistent accounting for related assets and liabilities without having to apply complex hedge accounting provisions.

Statement 159 requires extensive disclosures whose primary objective is to facilitate comparison among entities that choose different measurement attributes for similar assets and liabilities, as well as, comparison of similar assets and liabilities for which an individual entity selects different measurement attributes.

The Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 (January 1, 2008 for the Company).

The effect of initial adoption will be accounted for as a cumulative-effect adjustment through beginning retained earnings.

For items existing at the effective date for which the fair value option is elected, the following disclosures should be provided:

•	A schedule that presents the pretax portion of the cumulative effect adjustment for items on that line.

•	The fair value at the effective date for items for which the FVO is elected.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

•	The carrying amount of items immediately before electing FVO.

•	The net effect on the entity’s deferred tax assets and liabilities of electing the FVO.

The Company is currently evaluating the effect of adopting this new standard.

Definition of Settlement in FASB Interpretation No. 48 (FSP FIN 48-1)

On May 2, 2007, the FASB issued FSP FIN 48-1, Definition of Settlement in FASB Interpretation 48 (“FSP FIN 48-1”), which amends FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. In the FSP, it was concluded that, for purposes of applying paragraph 10(b) of FIN 48, settlement has effectively occurred if the taxing authority has completed all of its required or expected examination procedures, the enterprise does not intend to appeal or litigate any aspect of the tax position, and it is considered remote that the taxing authority would reexamine the tax position. The FSP also includes guidance defining when a tax position is considered effectively settled through examination.

This FSP is to be applied upon the initial adoption of FIN 48. An enterprise that applied FIN 48 in a manner consistent with the provisions of this FSP would continue to apply the provisions in this FSP from the date of initial adoption on FIN 48, However, an enterprise that did not apply FIN 48 in a manner consistent with the provisions of this FSP is required to retrospectively apply the provisions in this FSP to the date of the initial adoption of FIN 48. The adoption of this FSP not expected to have a material impact on Company’s results of operations and financial condition.

Amendment of FASB Interpretation No. 39 (FSP FIN 39-1)

In April 2007, the FASB issued FASB Staff Position (“FSP”) FIN 39-1, which amends certain aspects of FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No. 10 and FASB Statement No. 105 (“FSP FIN 39-1”). FSP FIN 39-1 amends paragraph 10 of FIN 39 to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts, including amounts that approximate fair value, recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. Derivative instruments permitted to be netted for the purposes of the FSP include those instruments that meet the definition of a derivative in FASB Statement No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, including those that are not included in the scope of Statement 133 (for example, a financial guarantee, weather derivatives, etc.). The decision to apply the guidance of the FSP FIN 39-1 is an accounting policy decision and should be consistently applied. The adoption of this is not expected to have a material impact on Company’s results of operations and financial condition.

The FSP is effective for fiscal years beginning after November 15, 2007, with early application permitted. A reporting entity should recognize the effects of applying this FSP as a change in accounting principle through retrospective application for all financial statement presented. If it is impracticable to apply the guidance in this FSP retrospectively for all financial statements presented, the reporting entity should disclose why it is impracticable and apply the guidance in this FSP retrospectively for as many consecutive prior financial statements as practicable. Upon adoption of this FSP, a reporting entity is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Summary:

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2007		2006		2005
Net income as reported under Mexican FRS	P.	7,013,678	P.	3,017,689	P.	4,585,701
Inflation adjustment (*)				(164,668)		(814,961)

Net income as reported under Mexican FRS after inflation adjustment		7,013,678		2,853,021		3,770,740
U.S. GAAP adjustments:
Capitalized interest or net financing cost		113,153		158,874		89,612
Depreciation of capitalized interest		(26,863)		(10,192)		(2,001)
Deferred income tax under U.S. GAAP included in this reconciliation		(453,141)		(514,911)		(309,683)
Difference between the re-expression of depreciation expense based on specific indexation factors and on the basis of the NCPI		(1,674,019)		(1,843,229)		(1,162,050)
Effect of derivative instruments		—		—		(24,044)
Equity interest in net income of affiliate		28,655		38,832		270,372
Reversal of goodwill impairment		—		305,304		—
Negative Goodwill effect on depreciation and amortization		1,092,398		956,589		699,135
Difference between the measurement of depreciation and amortization expense due to step acquisitions		82,780		(226,105)		(218,672)
Reclassification of non-controlling interest on US GAAP adjustments		112,525		(13,750)		412,987
Difference between the carrying value and fair value of minority interest		(13,362)		(16,638)		(158,602)
Reclassification of minority interest		13,362		16,638		158,602
Reclassification of non-controlling interest under MFRS		(549,844)		(537,291)		(1,135,441)
Effects of inflation accounting on U.S. GAAP adjustments		(271)		(21)		(188)

Total U.S. GAAP adjustments		(1,274,627)		(1,685,900)		(1,379,973)

Net income under U.S. GAAP	P.	5,739,051	P.	1,167,121	P.	2,390,767

Weighted average outstanding shares (millions)		19,766		20,948		22,893
Net income per share under U.S. GAAP (in pesos)	P.	0.29	P.	0.06	P.	0.10

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	Year ended December 31,
	2007		2006
Total stockholders’ equity under Mexican FRS	P.	85,534,256	P.	61,696,774
Inflation adjustment (*)				(11,318,897)

Total stockholders’ equity under Mexican FRS after inflation adjustment		85,534,256		50,377,877
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		472,247		286,729
Accumulated depreciation of capitalized interest or net financing cost		(42,415)		(12,414)
Deferred income tax on U.S.GAAP adjustments included in this reconciliation		(1,300,786)		(735,418)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories		(3,519,494)		(2,868,227)
Difference between the re-expression of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI		11,017,527		7,493,809
Labor Obligations(SFAS 158)		1,382,528		518,471
Equity investment in affiliated company		(32,722)		(52,807)
Reversal of goodwill impairment		305,304		305,304
Reversal of capital gain due to negative goodwill		(4,951,724)		(4,942,310)
Negative Goodwill effect on depreciation and amortization		2,748,122		1,655,724
Difference between the measurement of accumulated depreciation and amortization due to step acquisitions		(293,485)		(300,441)
Reversal of capital loss Techtel		296,601		296,601
Exchange of long-lived assets between entities under common control		(1,170,300)		(1,170,300)
Difference between the carrying value and fair value of minority interest		(53,448)		(66,551)
Reclassification of minority interest in step acquisitions		53,448		66,551
Reclassification of non-controlling interest on U.S. GAAP adjustments		(1,032,194)		(1,672,448)
Reversal of non-controlling interest under MFRS		(2,641,901)		(2,806,477)

Total U.S. GAAP adjustments net		1,237,308		(4,004,204)

Total stockholders’ equity under U.S. GAAP	P.	86,771,564	P.	46,373,673

(*)	Adjustment that reverses the re-expression of prior periods into constant pesos as of December 31, 2007, using the Telmex Internacional weighted average inflation factor of 1.2607 (see Note 1 II c), and remeasured into constant pesos as of December 31, 2007, using the Mexican-only inflation factor of 1.0376, in order to comply with current requirements of Regulation S-X.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

Condensed financial information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2007, 2006 and 2005, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this Note:

	2007		2006		2005
Operating revenues	P.	67,760,171	P.	53,924,091	P.	46,349,214
Operating costs and expenses		58,158,866		51,640,728		41,169,270

Operating income		9,601,305		2,283,363		5,179,944
Other (income) expenses, net		(180,413)		66,029		(165,210)
Comprehensive financing (cost) income		(22,348)		533,286		(662,262)
Equity interest in net income of affiliates		717,729		505,200		360,381

Income before income tax		10,116,273		3,387,878		4,712,853
Income tax		3,939,904		1,669,716		1,599,631

Income before non-controlling interests		6,176,369		1,718,162		3,113,222
Non-controlling interests		(437,318)		(551,041)		(722,455)

Net income	P.	5,739,051	P.	1,167,121	P.	2,390,767

The following table presents consolidated condensed balance sheets at December 31, 2007 and 2006, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this Note:

	2007		2006
Assets
Current assets	P.	38,013,585	P.	22,445,643
Plant, property and equipment, net		58,671,869		42,053,120
Goodwill, net		10,973,525		2,549,100
Equity investments		11,529,788		8,588,892
Deferred taxes		2,813,413		4,053,021
Other non-current assets		11,510,373		9,650,625

Total assets		133,512,553		89,340,401

Liabilities and stockholders’ equity
Short-term debt and current portion of long-term debt	P.	4,713,208	P.	3,982,379
Other current liabilities		25,179,839		21,831,369

Total current liabilities		29,893,047		25,813,748
Long-term debt		10,855,300		9,922,594
Labor obligations		1,201,695		1,647,712

Total liabilities		41,950,042		37,384,054

Non-controlling interests		4,790,947		5,582,674
Stockholders’ equity:
Capital stock		17,828,563
Capital contributions		39,996,861		35,994,604
Other		28,946,140		10,379,069

		86,771,564		46,373,673

Total liabilities and stockholders’ equity	P.	133,512,553	P.	89,340,401

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated statements of changes in stockholder’s equity under U.S. GAAP for the years ended December 31, 2005, 2006 and 2007

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	Parent investment		Capital stock		Other capital contributions		Retained earnings		Other accumulated comprenhensive income		Comprenhensive income		Total
Balances at January 1, 2005	P.	16,019,773					P.	338,612	P.	3,655,819			P.	20,014,204
Increase in parent investment		11,446,986												11,446,986
Comprehensive income
Net income of the year								2,390,767			P.	2,390,767		2,390,767
Other comprehensive income items:
Effect of translation of foreign entities										(1,129,098)		(1,129,098)		(1,129,098)
Additional minimum liability										(13,624)		(13,624)		(13,624)

Comprehensive income											P.	1,248,045

Balances at December 31, 2005		27,466,759				0		2,729,379		2,513,097				32,709,235
Increase in parent investment		8,153,409												8,153,409
Gain on dilution of investment in affiliate						374,436								374,436
Comprehensive income
Net income of the year								1,167,121			P.	1,167,121		1,167,121
Other comprehensive income items:
Effect of translation of foreign entities										3,368,379		3,368,379		3,368,379
Additional minimum liability										(26,593)		(26,593)		(26,593)

Comprehensive income											P.	4,508,907

Effect of adoption of SFAS 158, net of deferred taxes										627,686				627,686

Balances at December 31, 2006		35,620,168				374,436		3,896,500		6,482,569				46,373,673
Increase in parent investment		19,990,005												19,990,005
Effect of split-up		(55,610,173)		17,828,563		37,781,610
Gain on dilution of investment in affiliate						1,840,815								1,840,815
Comprehensive income:
Net income of the year								5,739,051			P.	5,739,051		5,739,051
Other comprehensive income items:
Effect of translation of foreign entities										11,972,574		11,972,574		11,972,574
Deficit from holding non-monetary assets, net of deferred taxes
Effect of SFAS 158, net of deferred taxes										855,446		855,446		855,446

Comprehensive income											P.	18,567,071

Balances at December 31, 2007	P.	—	P.	17,828,563	P.	39,996,861	P.	9,635,551	P.	19,310,589			P.	86,771,564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Vivax Ltda. (formerly Vivax S.A.), an investee accounted for using the equity method, for the year ended December 31, 2006. The investment in Vivax Ltda., amounted to US$51,597 thousand at December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Vivax S.A. is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

São Paulo, April 7, 2008

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

/s/ Maria Helena Pettersson

Maria Helena Pettersson

Partner

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

(Thousands of United States dollars, except share amounts)

	2007		2006
Assets
Current assets
Cash and cash equivalents	US$	319,063	US$	11,826
Short-term investments		2,512		222,209
Trade accounts receivable, net of allowance for doubtful accounts of US$ 16,803 at December 31, 2007 and US$11,618 at December 31, 2006		181,371		95,625
Inventories		36,107		24,543
Deferred income taxes		36,053		39,271
Recoverable income taxes		25,319		14,110
Prepaid expenses		13,962		8,310
Other current assets		6,894		10,134

Total current assets		621,281		426,028

Non-current assets
Property and equipment, net		998,872		586,009
Investments in affiliated companies		—		54,786
Goodwill		941,922		473,769
Intangible assets		308,575		—
Deferred income taxes		127,296		175,586
Judicial deposits		96,574		64,307
Recoverable income taxes		24,151		14,921
Other non-current assets		7,242		15,619

Total non-current assets		2,504,632		1,384,997

Total assets	US$	3,125,913	US$	1,811,025

	2007		2006
Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$	119,979	US$	64,281
Accounts payable to programmers, (inclusive of US$44,349 and US$33,786 due to related parties as of December 31, 2007 and 2006)		68,647		41,931
Income taxes payable		20,734		10,878
Sales taxes payable		41,592		21,947
Payroll and related charges		54,846		30,578
Current portion of long-term debt		7,774		—
Interest payable		6,153		4,045
Deferred revenue		88,193		52,043
Accrued expenses and other liabilities		15,035		31,394

Total current liabilities		422,953		257,097

Non-current liabilities
Long-term debt, less current portion		620,943		421,283
Deferred sign-on, hook-up fee and programming benefits		30,841		22,987
Estimated liability for tax, labor and civil claims and assessments		379,946		269,616
Accrued expenses and other liabilities		47,523		985

Total non-current liabilities		1,079,253		714,871

Total liabilities		1,502,206		971,968

Stockholders’ equity
Preferred stock, no par value, shares authorized, Issued and outstanding (December 31, 2007 – 223,120,007 and December 31, 2006 – 181,564,205)		2,359,660		1,904,876
Common stock, no par value, shares issued and Outstanding (December 31, 2007 – 111,822,137 and December 31, 2006 – 110,675,783)		959,641		947,175
Additional paid-in capital		79,188		106,469
Accumulated deficit		(1,804,601)		(1,926,755)
Accumulated other comprehensive profit (loss)		29,819		(192,708)

Total stockholders’ equity		1,623,707		839,057

Total liabilities and stockholders’ equity	US$	3,125,913	US$	1,811,025

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2007, 2006 and 2005

(Thousands of United States dollars, except per share and share amounts)

	Years ended December 31,
	2007		2006		2005
Total revenue	US$	1,835,911	US$	1,144,671	US$	815,941
Taxes and other deductions from revenues		(415,006)		(243,768)		(155,276)

Net operating revenue		1,420,905		900,903		660,665

Programming and other operating costs, excluding depreciation and amortization
Third party providers		(109,799)		(38,606)		(7,800)
Related parties		(246,863)		(214,098)		(191,698)
Other operating costs		(328,485)		(183,277)		(130,207)
Selling, general and administrative expenses		(345,879)		(227,878)		(148,264)
Depreciation and amortization		(207,188)		(74,985)		(68,160)
Other income (expense)		(7,446)		10,574		5,071

Total operating costs and expenses		(1,245,660)		(728,270)		(541,058)

Operating income		175,245		172,633		119,607

Other income (expenses):
Monetary indexation, net		(53)		475		(952)
Gain on exchange rate, net		28,150		8,576		30,821
Interest expense		(61,891)		(47,651)		(57,629)
Interest income (including gain on extinguishment of liabilities of US$32,951 in 2006)		37,682		56,256		43,617
Financial expense, net		(35,603)		(26,420)		(37,023)

Total other expenses, net		(31,715)		(8,764)		(21,166)

Income before income taxes		143,530		163,869		98,441

Income taxes benefit (expense)		(21,376)		40,812		(42,027)

Net income	US$	122,154	US$	204,681	US$	56,414

Net earnings per common share basic and diluted	US$	0.36	US$	0.72	US$	0.22

Net earnings per preferred share, basic and diluted	US$	0.40	US$	0.79	US$	0.25

Weighted average number of common shares outstanding, basic and diluted		111,721,635		108,768,946		97,962,719

Weighted average number of preferred shares outstanding, basic and diluted		205,346,283		159,536,115		139,473,358

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Years ended December 31, 2007, 2006 and 2005

(Thousands of United States dollars, except share amounts)

	Number of shares issued		Capital stock						Additional paid-in capital		Accumulated deficit		Accumulated other comprehensive gain (loss) - only CTA		Total
	Preferred	Common	Preferred		Common		Total
Balance at December 31, 2004	79,918,946	55,224,756	US$	1,493,279	US$	811,737	US$	2,305,016	US$	133,440	US$	(2,187,850)	US$	(246,955)	US$	3,651
Issuance of shares for cash at March 21, 2005	11,994,425	36,716,406		23,075		70,640		93,715		—		—		—		93,715
Exchange of payable for common shares at March 21, 2005	—	12,330,396		—		23,802		23,802		—		—		—		23,802
Issuance of shares for cash at April 20, 2005	58,284,947	—		120,336		—		120,336		—		—		—		120,336
Issuance of shares for cash at May 10, 2005	1,712,283	629,675		3,647		1,341		4,988		3,531		—		—		8,519
Exercise of stock options in August and September, 2005	229,952	—		512		—		512		—		—		—		512
Exchange of tax benefit contributed by Stockholders for shares November 8, 2005	3,842,018	2,647,107		18,862		12,994		31,856		(31,856)		—		—		—
Tax benefit contributed by stockholders	—	—		—		—		—		35,107		—		—		35,107
Change in cumulative translation adjustment for the year	—	—		—		—		—		—		—		22,933		22,933
Net income for the year	—	—		—		—		—		—		56,414		—		56,414

Balance at December 31, 2005	155,982,571	107,548,340	US$	1,659,711	US$	920,514	US$	2,580,225	US$	140,222	US$	(2,131,436)	US$	(224,022)	US$	364,989

Exchange of tax benefit contributed by Stockholders for shares May 18, 2006	2,571,494	1,771,730		18,786		12,944		31,730		(31,730)		—		—		—
Tax benefit contributed by stockholders	—	—		—		—		—		(2,023)		—		—		(2,023)
Issuance of shares on November 29, 2006	—	1,346,784		—		13,627		13,627		—		—		—		13,627
Issuance of shares on November 30, 2006	23,010,140	—		226,379		—		226,379		—		—		—		226,379
Issuance of shares on December 4, 2006	—	8,929		—		90		90		—		—		—		90
Change in cumulative translation adjustment for the year	—	—		—		—		—		—		—		31,314		31,314
Net income for the year	—	—		—		—		—		—		204,681		—		204,681

Balance at December 31, 2006	181,564,205	110,675,783	US$	1,904,876	US$	947,175	US$	2,852,051	US$	106,469	US$	(1,926,755)	US$	(192,708)	US$	839,057

Exchange of tax benefit contributed by stockholders for shares February 1, 2007	1,881,774	1,146,354		20,464		12,466		32,930		(32,930)		—		—		—
Issuance of shares for Vivax acquisition on June 11, 2007	39,674,028	—		434,320		—		434,320		—		—		—		434,320
Exchange of tax benefit contributed by Stockholders for shares	—	—		—		—		—		5,649		—		—		5,649
Change in cumulative translation adjustment for the year	—	—		—		—		—		—		—		222,527		222,527
Net income for the year	—	—		—		—		—		—		122,154		—		122,154

Balance at December 31, 2007	223,120,007	111,822,137	US$	2,359,660	US$	959,641	US$	3,319,301	US$	79,188	US$	(1,804,601)	US$	29,819	US$	1,623,707

											2007		2006		2005
								Net income for the period			US$	122,154	US$	204,681	US$	56,414
								Cumulative translation adjustments				222,527		31,314		22,933

								Total comprehensive income			US$	344,681	US$	235,995	US$	79,347

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2007, 2006 and 2005

(Thousands of United States dollars)

	Years ended December 31,
	2007		2006		2005
Operating activities
Net income for the year	US$	122,154	US$	204,681	US$	56,414
Adjustments to reconcile net income to net cash provided by
Operating activities:
Deferred sign-on and hook-up fee revenues		821		5,947		360
Amortization of deferred sign-on and hook-up fee revenues		(4,548)		(18,437)		(10,704)
Equity in results of affiliates		(6,785)		(1,613)		(513)
Exchange losses, monetary indexation and interest expense, net		84,835		16,293		19,756
Depreciation and amortization		207,188		74,985		68,160
Deferred income taxes		2,936		(83,703)		28,023
Write off and disposal of assets, net		1,878		—		46
Estimated liability for tax, labor and civil claims and assessments		(18,073)		(38,759)		(15,992)
Increase/decrease in operating assets and liabilities
Trade accounts receivable		(28,563)		(17,732)		(7,598)
Recoverable income taxes		(7,191)		32,729		(6,884)
Restricted cash		—		33,690		(42,020)
Short-term investments		243,636		(107,261)		(33,891)
Prepaid expenses and other assets		(1,191)		(1,497)		(10,776)
Accounts payable to suppliers and programmers		44,963		36,740		(22,063)
Income taxes payable		6,875		(679)		6,872
Payroll and related charges		10,782		12,671		(5,100)
Sales taxes, accrued expenses and other liabilities		3,647		41,401		2,737

Net cash provided by operating activities		663,364		189,456		26,827

Investing activities
Acquisition of property and equipment		(406,384)		(235,634)		(86,222)
Acquisition of investments and advances to related companies, net of repayments		(3,703)		(1,952)		—
Proceeds from sale of equipment		6,679		13,886		12,805
Net cash acquired from acquisition of subsidiaries		58,426		—		—

Net cash used in investing activities		(344,982)		(223,700)		(73,417)

Financing activities
Short-term debt
Issuances		1,199		2,383		75,633
Repayments		(61,524)		(201,103)		(84,859)
Long-term debt
Issuances		50,699		421,406		200,571
Repayments		(28,330)		(216,954)		(409,941)
Capital contributions in cash		—		13,811		223,082

Net cash provided (used) in financing activities		(37,956)		19,543		4,486

Effect of exchange rate changes on cash and cash equivalents		26,811		2,662		5,483

Net increase (decrease) in cash and cash equivalents		307,237		(12,039)		(36,621)
Cash and cash equivalents at beginning of the year		11,826		23,865		60,486

Cash and cash equivalents at end of the year	US$	319,063	US$	11,826	US$	23,865

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$	25,964	US$	18,378	US$	10,586
Cash paid for interest	US$	48,413	US$	47,999	US$	61,841
Shares issued in connection with Vivax acquisition	US$	434,320	US$	—	US$	—
Exchange of tax benefit contributed by shareholder for shares	US$	27,281	US$	—	US$	—

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

1.	Operations

Net Serviços de Comunicação S.A. and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies and is the leading cable television Multiple System Operator (MSO) in Brazil. Net Serviços’ shares are traded on the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provides voice service under the “NET FONE VIA EMBRATEL” brand name.

Acquisitions

On October 11, 2006, the Company and certain shareholders of Vivax Ltda, formerly Vivax S.A.(Vivax) entered into agreements whereby the Company initially acquired a 36.7% minority interest of Vivax, the second largest cable television service provider in Brazil.

On June 11, 2007, following the regulatory approval granted by the Brazilian National Telecommunications Agency (ANATEL), the Company has completed the acquisition of remaining outstanding shares of Vivax.

On November 1, 2007 the Company acquired the remaining 50% ownership of Net Jundiaí Ltda., formerly TV Cabo e Comunicações de Jundiaí S.A. (Net Jundiaí), previously a jointly controlled entity. Also on December 18, 2007 the Company acquired the remaining 40% minority interest of TV Cabo Criciúma Ltda (Net Criciuma).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

1.	Operations (Continued)

The Company holds the following direct and indirect subsidiaries and equity investee in ownership percentages in December 31:

	2007		2006
	Direct	Indirect	Direct	Indirect
Consolidated entities
Net Belo Horizonte Ltda.	—	100.00	—	100.00
Jonquil Ventures Ltda. (*)	—	—	100.00	—
Net Brasília Ltda.	—	100.00	—	100.00
Net Rio Ltda.	100.00	—	100.00	—
Net Recife Ltda.	100.00	—	100.00	—
Net São Paulo Ltda.	97.40	2.60	97.40	2.60
Net Campinas Ltda.	—	100.00	—	100.00
Net Indaiatuba Ltda.	100.00	—	100.00	—
Net São Carlos Ltda.	100.00	—	100.00	—
Net Franca Ltda.	100.00	—	100.00	—
Net Sul Comunicações Ltda.	100.00	—	100.00	—
Reyc Comércio e Participação Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	—	100.00	—	100.00
Net Bauru Ltda.	9.06	90.94	—	100.00
Net Campo Grande Ltda.	—	100.00	—	100.00
Net Goiânia Ltda.	—	100.00	—	100.00
Net Piracicaba Ltda. (*)	—	—	100.00	—
Net Ribeirão Preto Ltda.	12.07	87.93	—	100.00
Net São José do Rio Preto Ltda.	—	100.00	—	100.00
Net Sorocaba Ltda.	—	100.00	—	100.00
Horizonte Sul Comunicações Ltda.	—	100.00	—	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	—	100.00	—	100.00
Antenas Comunitárias Brasileiras Ltda.	—	100.00	—	100.00
Net Paraná Comunicações Ltda.	—	100.00	—	100.00
Net Joinville Ltda. (*)	—	—	—	100.00
Net Florianópolis Ltda.	78.14	21.86	—	100.00
Net Maringá Ltda.	—	100.00	—	100.00
Net Arapongas Ltda.	—	100.00	—	100.00
TV Cabo Criciúma Ltda.	40.00	60.00	—	60.00
Net Curitiba Ltda. (*)	—	—	—	100.00
Net Londrina Ltda.	86.45	13.55	—	100.00
Brasil TV Cabo Participações S.A. (*)	—	—	82.81	—
Net Jundiaí Ltda. (formerly TV Cabo e Comunicações de Jundiai Ltda.)	100.00	—	50.00	—
Vivax Ltda. (formerly Vivax S.A.)	100.00	—	14.57	22.14
Cable operating subsidiaries under Vivax Ltda. :
Horizon Line Brasil Ltda. (“HLB”)	8.18	91.82	—	—
Jacareí Cabo S.A.	—	83.00	—	—
Canbras TVA Cabo Ltda.	—	100.00	—	—
TV Mogno Ltda.	—	100.00	—	—
TV Eucalipto Ltda.	—	100.00	—	—
614 TVH Vale S.A. (“TVH”)	—	100.00	—	—

As part of its ongoing corporate restructuring plan, certain dormant companies identified with (*) in the table above were merged into others.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

2.	Basis of Presentation

The consolidated financial statements of Net Serviços, have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), using the U.S. dollar as the reporting currency.

The accounting principles adopted under USGAAP differ in certain respects from those required under Brazilian GAAP (BRGAAP), used to prepare the statutory financial statements as filed with the “Comissão de Valores Mobiliários” (Brazilian Securities Commission or “CVM”).

The accounts of the Company are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards “SFAS” 52 “Foreign Currency Translation” using the real as the functional currency. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the Cumulative Translation Adjustments (CTA) component of stockholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in SFAS 130 “Reporting Comprehensive Income”.

Inventories used for maintenance and repair of our cable plant in the amount of US$24,543, previously included in property and equipment, have been reclassified to current assets to conform with the current year presentation. We believe this classification better reflects the intended use of the expendable items.

The exchange rate of the Brazilian Real (R$) to the US$ was R$1.7713:US$1.00 on December 31, 2007, R$2.1380:US$1.00 on December 31, 2006. On January 31, 2008 the exchange rate was R$1.7603:US$1.00.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

3.	Significant Accounting Policies

a)	Basis of consolidation

The consolidated financial statements include the accounts of Net Serviços and its subsidiaries and operations. All significant intercompany accounts and transactions have been eliminated in consolidation.

b)	Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from estimates.

c)	Revenue recognition

Revenue includes fees from subscription service, connection fees, pay-per-view, high-speed data and phone services. Revenue is recorded in the month the services are provided. The sign-on and hook-up revenue and the related direct selling expenses are deferred and amortized over the estimated average period that subscribers are expected to remain connected to the system.

Deferred revenue includes monthly subscription fees billed in advance, which are recognized as revenues over the rental agreement terms, and advanced rental of our cable plant capacity which is amortized to income over 10-years.

Taxes and other deductions from revenues consist primarily of ICMS value-added tax, ISS municipal tax, PIS-related federal tax, COFINS federal social security tax and FUST and FUNTEL taxes. Such taxes for the years ended 2007, 2006 and 2005 were US$324,272, US$199,128 and US$131,226, respectively.

d)	Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and amounted to US$66,349, US$51,320 and US$46,070 for the years ended December 31, 2007, 2006 and 2005, respectively, which are included in selling, general and administrative expenses.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

3.	Significant Accounting Policies (Continued)

e)	Cash and cash equivalents and short-term investments

The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase as cash equivalents. Excess cash is invested in short-term, highly liquid money market funds with major financial institutions and is classified as short-term investments. The cost of these investments approximates fair value.

f)	Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

g)	Inventories

Materials and supplies used in maintenance and repair are stated at the lower of cost (average cost) or market value and reduced by an allowance for obsolescence whenever necessary.

h)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Cable plant includes amounts capitalized for direct labor, overhead and financial expenses attributed to the construction of the network during the prematurity and construction period phase. Cable plant costs also include hook-up costs and new cable service installations at subscribers’ residences including those of providing high-speed Internet and phone services. Materials to be used for the construction of the cable plant are recorded under property and equipment.

Depreciation of property and equipment is computed using the straight-line method, over estimated economic useful lives.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

3.	Significant Accounting Policies (Continued)

i)	Investments

Investments in which the Company has ownership interests of 50% or less are accounted for by the equity method. In 2006, the Company used the equity method of accounting for investments in TV Cabo e Comunicações de Jundiaí S.A., Vivax S.A. and Brasil TV a Cabo Participações S.A.. The Company makes advances to its equity investee under stockholder agreements whereby the Company is committed to finance its share of the development of the investee’s operations. Periodically these advances are capitalized.

j)	Impairment of Long-lived Assets

In accordance with Statement of Financial accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company records an impairment charge on long-lived assets used in operations, including finite-lived intangible assets, when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows expected to be generated by those assets are less than the carrying amount of these assets. Impairment losses, when determined, are measured by comparing the fair value of the asset to its net book value, and recognized in the statement of income.

k)	Indefinite-lived Intangible Assets

Indefinite-lived intangible assets, primarily consisting of goodwill and cable operating licenses, are carried at historical value and not amortized. Indefinite-lived intangible assets are reviewed for impairment annually, or more frequently if impairment indicators exist. In accordance with SFAS No. 142, “Accounting for Goodwill and Other Intangible Assets”, the impairment analysis compares the estimated fair value of these assets to the related carrying value, and an impairment charge is recorded for any excess of carrying value over estimated fair value. The estimated fair value is based upon consideration of various valuation methodologies, future cash flows and growth rates used in the Company’s budget and business plans, and comparable market analyses.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

3.	Significant Accounting Policies (Continued)

l)	Estimated liability for tax, labor and civil claims and assessment

The Company has established accruals for estimated liabilities for tax, labor and civil claims and assessments that may become payable in the future years as a result of tax inspections by tax authorities that involve considerable judgment on the part of management. The Company is also subject to various claims, legal, civil and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. The Company accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The Company’s judgment is based on the opinion of its legal advisors. Accruals are reviewed and adjusted to account for changes in circumstances such as elapsing of applicable statute of limitations, conclusions of tax inspections or additional exposures identified based on new issues or court decisions. Actual results could differ from estimates.

m)	Income taxes

Income taxes are provided using the liability method prescribed by SFAS 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss carry forwards, the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statement and the tax basis, determined under enacted tax laws and rates.

Interest and penalties are accrued with the respect to unrecognized tax benefits as a component of interest expense.

The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that deferred tax assets will not be realized. The realization of net operating loss carry forwards acquired in business combinations accounted for using the purchase method of accounting is recorded as a reduction of goodwill. The realization of tax benefits contributed by stockholders, as described in Note 13, is recorded as additional paid-in capital.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

3.	Significant Accounting Policies (Continued)

n)	Derivative contracts

To help mitigate overall foreign currency risk, the Company primarily uses foreign exchange contracts. The Company recognizes all derivative financial instruments as non-hedge transactions. The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial expense, net.

o)	Earnings (loss) per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and has preference over common shares upon liquidation; thus, preferred stock is considered not to be a common stock equivalent in sharing loss. Per share calculations reflect the weighted average number of shares outstanding during the period, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. The Company computed earnings per share in accordance with the provisions of Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two-Class Method under SFAS 128 (Earnings per Share). The EITF consensus on Issue 4 thereto states that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual losses of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable.

The holder of a participating security would have a contractual obligation to share losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuer.

The Company’s preferred shares do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss would exclude the preferred shares.

p)	Comprehensive income (loss)

Comprehensive income (loss) is recorded in accordance with SFAS 130 and presented in the consolidated statements of changes in stockholders’ equity and comprehensive income (loss). The comprehensive income (loss) includes the translation adjustments included in the “CTA” component of stockholders’ equity.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

3.	Significant Accounting Policies (Continued)

q)	Business Segment

FASB Statement No. 131 Disclosure about Segments of an Enterprise and Related Information, requires companies to disclose certain information about their reportable operating segments.

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. The Company provides its entire range of services using the same delivery system and has concluded it has one reportable segment.

r)	Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157 “Fair Value Measurements”. This statement, among other things, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 intends to eliminate the diversity in practice associated with measuring fair value as caused by the application of existing accounting pronouncements.

SFAS 157 emphasizes that fair value is a market-based measurement and thus, should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS has established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (1) observable inputs such as quoted prices in active markets, (2) inputs other than the quoted prices noted above that are observable either directly or indirectly and (3) unobservable inputs in which there is little or no market data and requires the reporting entity to develop its own assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on consolidated financial position and results of operations.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115”(“SFAS 159”).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

3.	Significant Accounting Policies (Continued)

r)	Recent Accounting Pronouncements (Continued)

SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. The adoption of such pronouncement will not result in a material impact on the Company’s financial position.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), “Business Combination”, which replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations, but is broader in scope. It also provides, among other things, new guidance in defining the acquirer in a business combination, determination of the acquisition date, recording a step acquisition, and measurement of value of a non-controlling interest in the acquiree company. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

4.	Inventories

Inventories are comprised at December 31, as follows:

	2007		2006
Consumable material	US$	20,307	13,254
Parts and maintenance material		16,896	12,719
Allowance for obsolescence		(1,096)	(1,430)

Total	US$	36,107	24,543

5.	Investments and Advances to Equity Investee

Investments in affiliated companies consists of the following:

	December, 31
	2007		2006
TV Cabo e Comunicações Jundiaí S.A.	US$	—	US$	3,189
Vivax Ltda.		—		20,484
Brasil TV Cabo Participações S.A.		—		31,113

	US$	—	US$	54,786

At December 31, 2006, the Company accounted for its investments in Vivax and BTVC using the equity method of accounting. At December 31, 2006, BTVC continued to be controlled by Mr. Fernando Norbert who held 51% of its voting shares. At December 31, 2006, the Company’s direct and indirect investment in Vivax amounted to US$51,597 and included an equity gain of US$796. The transaction resulted in the recognition of goodwill in the amount of US$180,602 largely attributed to expected future profits.

The aggregate value of Company´s investment in Vivax based on quoted market price as at December 31, 2006 was US$246,397.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

5.	Investments and Advances to Equity Investee (Continued)

The summarized financial information of Vivax and BTVC as of December 31, 2007 and 2006 is as follows:

	BTVC				Vivax
	2007		2006		2007		2006
Current assets	US$	—	US$	18	US$	75,091	US$	61,788
Non-current assets		—		36,977		415,316		230,359
Current liabilities		—		6		75,001		21,773
Non-current liabilities		—		42		241,355		131,635

	BTVC						Vivax
	2007		2006		2005		2007		2006		2005
Gross revenues	US$	—	US$	—	US$	—	US$	275,170	US$	172,242	US$	128,855
Gross profit		—		—		—		76,929		57,408		42,021
Net income		—		10,548		4,742		13,169		28,763		8,061

6.	Business Combination

On November 30, 2006, the Company acquired 36.7% minority interest in Vivax, a cable television provider in Brazil. As consideration for this acquisition Net issued 23,010,140 preferred shares to Horizon Telecom International LLC (HTI), out of which 2,988,032 shares were transferred to minority stockholders of NET upon their exercise of the preference rights. The acquisition cost totaled US$227,661 based on the market price of the Company’s preferred shares at the date the transaction was announced. As part of the transaction, Globo, Embratel and their respective subsidiaries have agreed to waive their preemptive rights in respect to the preferred shares.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

6.	Business Combination (Continued)

On June 11, 2007, the Company consummated the acquisition of the remaining 63,3% of the outstanding shares of Vivax in a stock-for-stock transaction. As consideration for this acquisition Net issued 39,674,028 preferred shares. The acquisition cost totaled US$434,320 based on the market price of the Company’s preferred shares at the date the transaction was announced. The transaction resulted in the recognition of goodwill in the amount of US$352,234 largely attributed to expected future profits. The Company incurred acquisition costs of US$2,428 which are included in the acquisition price.

The acquisition has been accounted for using the purchase method and the financial results of Vivax have been consolidated in the company’s Consolidated Financial Statements as from June 11, 2007, the date the Company assumed control.

On November 1, 2007, the Company acquired the remaining 50% ownership of the previously jointly controlled company Net Jundiaí for US$9,156 cash. The acquisition has been accounted for using the purchase accounting method and the results of Net Jundiaí have been consolidated in the Company’s Consolidated Financial Statements from the November 1, 2007 date of acquisition.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

6.	Business Combination (Continued)

The following table summarizes the fair value of assets acquired and liabilities assumed:

	Vivax (first step acquisition)		Vivax (second step acquisition)		Net Jundiaí
Assets
Fixed assets		31,969		55,141		3,359
Customer relationship subscribers – intangible		42,398		73,127		2,900
Customer relationship telecom – intangible		4,146		7,152		—
Licenses – intangible		56,262		97,040		4,297
Other assets		10,730		5,666		1,344

Total assets acquired	US$	145,505	US$	238,126	US$	11,900

Liabilities
Loans	US$	(41,857)	US$	(72,196)	US$	(6)
Tax renegotiation installments		(646)		(1,114)		(475)
Contingencies		(21,547)		(37,163)		(85)
Other liabilities		(8,310)		(14,332)		(1,566)
Deferred income tax		—		(83,315)		(2,498)

Total liabilities assumed	US$	(72,360)	US$	(208,120)	US$	(4,630)

Net assets acquired	US$	73,145	US$	30,006	US$	7,270
Purchase price net of cash acquired	US$	228,875	US$	382,240		9,156

Goodwill	US$	155,730	US$	352,234		1,886

Difference in valuation from preliminary to final	US$	24,872

Balance as of December 31, 2006		180,602

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

6.	Business Combination (Continued)

The following table presents pro-forma unaudited financial information as if the acquisition of Vivax and Net Jundiaí had occurred as of the beginning of each period presented. The pro forma financial information is not intended to represent or be indicative of the combined results which would have occurred had the transactions actually been consummated on the date indicated above and should not be taken as representative of the consolidated results of operations which may occur in the future.

	December 31,
	2007		2006
Net Sales	US$	1,489,742	US$	1,060,174
Net Income		78,133		38,857
Net income per common share, basic and diluted	US$	0.03	US$	0.03
Net income per preferred share, basic and diluted	US$	0.02	US$	0.01

On December 18, 2007 the Company acquired the remaining 40% ownership of the previously jointly controlled company TV Cabo Criciúma Ltda. (“Net Criciuma”) for US$1,400 cash and recorded goodwill of US$150. Due to its immateriality, this acquisition has not been included in the previous disclosure.

7.	Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired as of the acquisition date.

A summary of changes in the Company’s goodwill during three years in the period ended December 31, 2007 is as follows:

Balance at December 31, 2004	US$	270,821
Deferred income tax		(36,276)
Currency translation		33,829

Balance at December 31, 2005		268,374
Deferred income tax		(664)
Currency translation		25,457
Acquisition of Vivax		180,602

Balance at December 31, 2006		473,769
Goodwill on acquisition of 63.3% remaining of Vivax		352,234
Goodwill on acquisition of Net Jundiai		1,886
Goodwill on acquisitions of Net Criciuma		150
Currency translation		113,883

Balance at December 31, 2007	US$	941,922

The total goodwill of US$510,000 associated with the Vivax, Net Jundiai and Net Criciúma acquisitions is deductible for tax purposes.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

8.	Recoverable Income Taxes

	2007		2006
Withholding income taxes	US$	49,470	US$	29,031
Current portion		(25,319)		(14,110)

Non-current portion	US$	24,151	US$	14,921

Recoverable income tax withheld on income earned on financial investments is available to offset income tax payable and other similar taxes. The Company and its cable operating subsidiaries offset recoverable income taxes against payroll income tax withheld from employees.

9.	Property and Equipment, Net

At December 31, 2007 property and equipment consisted of:

	December 31, 2007						December 31, 2006
	Cost		Accumulated depreciation		Net book value		Net book value
Cable network	US$	2,137,121	US$	(1,234,406)	US$	902,715	US$	502,598
Data processing equipment		166,540		(117,780)		48,760		34,990
Buildings and improvements		17,468		(9,439)		8,029		3,616
Fixtures, fittings and installations		31,927		(17,520)		14,407		3,853
Vehicles		1,913		(1,465)		448		205
Other		28,175		(6,475)		21,700		28,882

		2,383,144		(1,387,085)		996,059		574,144
Cable construction materials		1,067		—		1,067		10,473
Land		1,746		—		1,746		1,392

	US$	2,385,957	US$	(1,387,085)	US$	998,872	US$	586,009

Total depreciation expense for property and equipment was US$193,400 and US$74,985 for December 31, 2007 and December 31, 2006, respectively. Accumulated depreciation at December 31, 2006 was US$995,052.

In light of the recent upgrades made to the cable plant, the Company changed the estimated useful lives of specified items of its cable distribution plant as follows:

Description	Useful life revised in 2007 (In years)	Useful life in 2006 (In years)
Cable network	5 - 12	12 - 15
Decoders and cable modem	5	10
Optic fiber	12	15
Leasehold improvements, installations, fixtures and fittings and other equipment	10	5 - 10
Data processing equipment	3	5

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

9.	Property and Equipment, Net (Continued)

This change in estimate resulted in an increase of US$66,417 in depreciation expenses and a reduction of US$22,582 in income tax expense for the period ended December 31, 2007. The effect in the net result was US$43,835 (US$0.39 per common share basic and diluted and US$0.20 per preferred share, basic and diluted).

10.	Intangible Assets

In connection with the acquisition of Vivax, Net Jundiaí and Criciúma, the Company recorded the fair value of purchased intangible assets with definite and indefinite lives.

At December 31, 2007 the carrying amount of Company’s intangible assets and related accumulated amortization is comprised as follows:

	December 31, 2007
	Gross carrying amount		Accumulated amortization		Net book Value
Non subject to amortization
Indefinite life
Cable Television License	US$	177,738		—	US$	177,738
Subject to amortization
Definite life
Customer relationship		145,448		(14,611)		130,837

	US$	323,186	US$	(14,611)	US$	308,575

The licenses to operate the subscription pay TV services in specified areas are granted by ANATEL. These licenses are granted for a finite period of time and are renewable provided the agreed level of services is performed and the Company complies the applicable rules.

The future amortization of customer relationships for each year is as follows:

	Consolidated
2008	US$	25,959
2009		25,959
2010		25,959
2011		25,959
2012		25,959
2013		1,042

	US$	130,837

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

11.	Related Party Transactions

In the normal course of its business the Company engages in financial and commercial transactions with its subsidiaries and investee, with its stockholders and with companies related to its stockholders.

Globo Comunicação e Participações S.A.

The Company purchases programming from affiliates of Globo Comunicação e Participações S.A mainly Net Brasil S.A. and Globosat Programadora Ltda.

Empresa Brasileira de Telecomunicações S.A. - Embratel

The Company and Empresa Brasileira de Telecomunicações S.A. “Embratel” offer voice services to current and potential Company’s subscribers under a revenue business model using the Company’s bi-directional network. The amounts receivable from Embratel arising from ongoing business transactions are included in trade accounts receivable. The services acquired from Embratel include: link vírtua, voice channel, fixed telephone and click 21, and are registered at prices believed to be at market conditions.

The balances due to and from related parties as well as revenues and operating costs as of December, 31 2007 and 2006 are as follows:

	Assets			Liabilities		Service revenues		Operating costs
Related companies	2007		2006	2007	2006	2007	2006	2007	2006
Emp. Brasil. de Telecom. S.A - Embratel	US$	18,471	5,105	47,139	16,681	41,091	5,066	(46,161)	(20,386)
Net Brasil S.A		—	—	40,742	—	—	—	(220,283)	(196,147)
Globosat Programadora Ltda.		140	46	3,607	—	895	—	(25,983)	(18,597)
Other		—	43	942	921	45	—	(13,897)	(9,283)

Total	US$	18,611	5,194	92,430	17,602	42,031	5,066	(306,324)	(244,413)

12.	Debt

Debt is comprised as follows:

				Outstanding balances as of
	Face Amount		Effective interest rate	December 31, 2007		December 31, 2006
Debentures - 6th public issuance	US$	327,442	CDI + 0.70%	US$	327,442	US$	271,283
Perpetual Notes		150,000	9.25%		150,000		150,000
Bank credit notes		95,975	CDI + 1.20%		95,975		—
FINAME		55,300	TJLP + 3.15%		55,300		—

					628,717		421,283
Less current portion					(7,774)		—

Long-term debt				US$	620,943	US$	421,283

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

12.	Debt (Continued)

Debentures program

On December 27, 2006, the Company completed its 6th debenture issuance by offering 58,000 simple debentures, of the nominal book entry, single series, par value, non-secured and subordinated type in the amount of US$271,283 (R$ 580,000). The costs of issuance of the debentures in the amount of US$2,318, were capitalized and will be amortized over the seven year-term of the debentures.

The 6th debenture issuance bears interest at the CDI rate plus 0.7%, payable semi-annually in arrears annually on June 1 and December 1. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing on December 1, 2010, with the final installment of principal due in December 2013. Subject to an optional prepayment provision, the Company may prepay the debentures at any time, with a premium no greater than 0.50%, which premium shall decrease linearly to zero at its maturity. The 6th debenture issuance has no guarantees but the Company must comply with certain covenants. The Company was in compliance with the agreed covenants as of December 31, 2007.

Perpetual Notes

On November 28, 2006 the Company issued 9.25% guaranteed Perpetual notes (Perpetual notes) amounting to US$150,000. These notes may be redeemed at the option of the Company, in whole but not in part, on any interest payment date on or after November 27, 2009 at 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable. The Company will pay interest quarterly in arrears on each interest payment date of each year commencing February 28, 2007.

The acquired companies, Vivax Ltda. and Net Jundiaí Ltda. became guarantors of the Perpetual Notes that are jointly guaranteed by all of the Company’s wholly-owned subsidiaries.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

12.	Debt (Continued)

Bank Itaú BBA

In connection with the acquisition of Vivax, the Company assumed bank debt in the amount of US$116,174 with Banco Itaú BBA in the form of Bank Credit Notes, with yield equivalent to the CDI plus 2%, due semiannually. On July 6, 2007, this loan agreement was renegotiated and amended as to the interest rates, guarantees and financial covenants. The pledge of accounts receivable from subscribers was replaced by the Company’s guarantee and the financial covenants were amended to reflect those of the 6th debenture issuance. The facility is now subject to interest at the interbank rate (CDI) plus a spread of 1.2% a year. The terms of the new debt instrument are not materially different from the original debt instrument and the impact of the modification of the terms is immaterial. On November, 13 2007, the Company prepaid USD28,277 of this debt.

Government Agency for Machinery and Equipment Financing – FINAME

The Company obtained asset financing loans with commercial banks under the Government Agency for Machinery and Equipment Financing – FINAME program, in the principal amount of US$55,300. These loans bear interest at 3.15% per year plus Long-Term Interest Rate – TJLP, with a principal grace of one year period and five years maturity. The FINAME loans are guaranteed by the digital equipment acquired.

The long-term debt maturities, excluding the perpetual notes, which have no scheduled maturity, are as follows:

Year falling due:	Consolidated
2009	US$	14,183
2010		96,044
2011		192,019
2012		86,836
2013		81,861

Total	US$	470,943

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

12.	Debt (Continued)

Fair Value of Debt

Based on the level of interest rates prevailing at December 31, 2007 and 2006, the fair value of Company’s fixed rate debt exceeded its carrying value by US$2,098 and US$4,275 at December 31, 2007 and 2006, respectively. Unrealized gains or losses on the debt do not result in the realization or expenditure of cash and are not recognized for financial reporting purposes unless the debt is retired prior to its maturity.

13.	Other Non-Current Liabilities

Other non-current liabilities include amounts payable to the “Escritório Central de Arrecadação e Distribuição”, or ECAD, which are under litigation due to several lawsuits filed against the Company and several of our cable operating subsidiaries.

ECAD is an organization which acts as the legal representative of artists and authors in collecting on their behalf the royalties from public broadcast of music. As of December 31, 2007 the Company and its subsidiaries had judicial deposits of US$30,891 (US$5,849 in 2006), corresponding to 100 percent of the amounts under this litigation. Such amounts are classified as non-current liabilities and included in non-current judicial deposits.

14.	Stockholders’ Equity

The Company is a public corporation incorporated under the laws of Brazil. As of December 31, 2007, the Company had 111,822,137 shares of voting common stock and 223,120,007 shares of preferred stock authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$6,500,000 through the issuance of common or preferred shares.

The preferred shares outstanding have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares. In addition, the Bovespa Level 2 of Differentiated Corporate Governance Practices, with which the Company complies, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions and changes in control. The Company’s by laws require the purchaser to offer to holders of both common and preferred shares 100% of the price paid for each share in the controlling stake.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

14.	Stockholders’ Equity (Continued)

Stockholders of common and preferred shares are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. The preferred shares carry the right to receive in cash a dividend amount of 10% over the dividend available for distribution on the common shares.

The Company’s local Brazilian Statutory Financial Statements presented a net income corresponding to US$98,375 for the year ended December 31, 2007 (US$38,322 for the year ended December 31, 2006) and accumulated losses of US$1,701,627 as of December 31, 2007 (US$1,491,272 in 2006).

The Company is controlled by Globo Comunicação e Participações S.A. “Globo”, through GB Empreendimentos e Participações S.A. “GB”, which holds 51% of the common shares of the Company.

The following table sets forth the ownership and the percentages of the Company’s voting (common) and non-voting Preferred shares at December 31, 2007 and December 31, 2006:

	2007			2006
	Common	Preferred	Total	Common	Preferred	Total
Globo Group:
GB Empreendimentos e Participações S.A.	26.0%	—	2.9%	26.0%	—	3.3%
Distel Holding S.A.	8.6%	—	2.9%	8.7%	—	3.3%
Roma Participações Ltda.	—	—	—	—	—	—
Globo Comunicação e Participações S.A.	1.7%	—	0.6%	1.5%	—	0.6%
Telmex Group:
GB Empreendimentos E Participações S.A.	25.0%	—	14.1%	25.0%	—	16.0%
Empresa Brasileira de Telecomunicações S.A	1.9%	7.1%	5.3%	1.9%	8.6%	6.1%
Embratel Participações Ltda	36.2%	5.4%	15.7%	36.2%	6.6%	17.8%
Public Market	0.6%	87.5%	58.5%	0.7%	84.8%	52.9%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares	111,822,137	223,120,007	334,942,144	110,675,783	181,564,205	292,239,988

On June 11, 2007, the Company issued 39,674,028 common shares in the amount of US$434,320 in connection with the acquisition of the remaining 63,3% of the outstanding shares of Vivax.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

14.	Stockholders’ Equity (Continued)

Until February 1, 2005, the relationship among controlling stockholders of Net Serviços was defined in the stockholders’ agreement entered on July 11, 2002. In 2005, in connection with the Company’s debt restructuring, a series of transactions among shareholders resulted in the celebration of a new shareholders agreement between Globo Comunicação e Participações S.A. and Teléfonos de México, S.A. de C.V. (Telmex).

On April 28, 2006, at the Extraordinary General Meeting, the shareholders approved the reverse split of each common and preferred share lot of 15 shares to 1 share. In conjunction with this reverse split on the preferred shares, the ADR ratio changed from 1 ADR to 10 preferred shares to a new ratio of 1 ADR to 1 preferred share, effective on August 1, 2006. All references to shares and per share amounts have been restated to reflect this reverse split.

On November 29 and December 4, 2006, the Company issued 1,355,713 common shares in the amount US$13,717 and on November 30, 2006 issued 23,010,140 preferred shares in connection with the acquisition of Vivax.

On March 21, 2005, the Company issued 45,440,344 common shares to Globopar, Distel Holding S.A. (Distel), Roma Participações Ltda. (Romapar), and UGB Participações S.A. (collectively referred to as Globo) and 3,606,424 common and 11,993,770 preferred shares to Latam do Brasil Participações S.A. (Latam), indirectly controlled by Telmex at a price of US$1.93 per share (equivalent to R$5.27 at March 21, 2005). At the same date, Globopar and Telmex through Latam, announced that Latam acquired 4,009,219 common shares issued by the Company from Globopar, representing 7.26% of Company’s voting capital, at the total price of R$54,124.

On April 20, 2005, the Company completed a private offering of shares in connection with its debt restructuring with 49,046,802 common shares and 70,279,372 preferred shares subscribed. The remaining 629,675 common shares and 1,712,283 preferred shares not subscribed as part of the private offering were subsequently subscribed through a public offering at the Bovespa (Brazilian Stock Exchange) on May 9, 2005 at a price of US$3.15 per share (equivalent to R$7.73 at that date) and US$3.90 (equivalent to R$9.57 at that date), respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

14.	Stockholders’ Equity (Continued)

As approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process was granted stock-options for 229,952 shares of the Company’s shares that fully vested upon the successful completion of the debt restructuring. The exercise price of the stock-options was the same price of US$2.23 per share (equivalent to R$5.22 at December 31, 2005) agreed with creditors in connection with the shares issued as part of the debt restructuring. The exercise period was determined to be two years as from May 10, 2005. During the third quarter 2005 the executives entitled to the benefit fully exercised their rights.

As a result of certain ownership reorganization at its controlling stockholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A. With this merger, Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$156,515 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes results in future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years. On May 18, 2006, the Company issued, as compensation for benefits realized, 1,771,730 common and 2,571,494 preferred shares, at a price corresponding to US$7.31 per share totaling US$31,730. On December 9, 2005, additional 2,647,107 common and 3,842,018 preferred shares at price corresponding to US$7.31 per share totaling US$31,856. On December 9, 2005, additional 2,647,107 common and 3,842,018 preferred shares, at a price corresponding to approximately US$4.91 per share were issued in respect to the previously contributed tax benefits realized.

On February 1, 2007, the Company’s Board of Directors approved a capital increase with the subscription of 1,146,354 common and 1,881,774 preferred shares in the amount of US$32,930 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

15.	Earnings per Share

The following table sets forth the computation of earnings per share for the year ended December 31, 2007, 2006 and 2005 (in thousands, except per share amounts):

	2007		2006		2005
Numerator
Net income	US$	122,154	US$	204,681	US$	56,414

Denominator
Weighted average number of common shares		111,721,635		108,768,946		97,962,719
Weighted average number of preferred shares		205,346,283		159,536,115		139,473,358
10% - Preferred shares		1.10		1.10		1.10
Weighted average number of preferred shares adjusted		225,880,911		175,489,727		153,420,694

Denominator for basic earnings per share		337,602,546		284,258,672		251,341,457

Basic earnings per common share	US$	0.36	US$	0.72	US$	0.22
10% - Preferred shares		1.10		1.10		1.10
Basic earnings per preferred shares	US$	0.40	US$	0.79	US$	0.25

16.	Income Tax

Income taxes in Brazil include federal income tax and social contribution.

	Years ended December 31,
	2007		2006		2005
Current income tax	US$	(18,440)	US$	(11,122)	US$	(14,004)
Deferred income tax		(2,936)		51,934		(28,023)

Income tax (expense) benefit	US$	(21,376)	US$	40,812	US$	(42,027)

The statutory rates applicable for federal income tax and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2007, 2006 and 2005. The amounts reported as income tax expense in the consolidated statements of operations are reconciled to the statutory rates as follows:

	2007		2006		2005
Income from continuing operations	US$	143,530	US$	163,869	US$	98,441
Statutory composite tax rates		34.00%		34.00%		34.00%

Tax benefit (expense) at statutory rates		(48,800)		(55,715)		(33,470)
Adjustments to derive effective rate:
Adjustments from BRGAAP to USGAAP
Income and social tax on permanent differences		30,360		44,593		2,161
Tax benefit of transaction with stockholder		(35,966)		(33,735)		(32,044)
Differences between US GAAP x BR GAAP		(22,073)		40,796		(55,861)
Other		—		39		(1,120)
Decrease (increase) in valuation allowance		55,103		44,834		78,307

Income tax (expense) credit	US$	(21,376)	US$	40,812	US$	(42,027)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

16.	Income Tax (Continued)

The net deferred tax assets are comprised as follows:

	2007		2006
Deferred tax assets:
Tax loss carryforwards	US$	680,909	US$	531,565
Tax benefit of transaction with stockholder		35,844		59,613
Accrued expenses – not currently deductible		33,174		20,434
Change in functional currency		(236)		(2,385)
Deferred hook-up revenue charges		5,987		4,267

		755,678		613,494
Deferred tax liabilities:
Property and equipment		(20,033)		44,337
Tax effects of differences in purchase price allocation		(92,719)		—

		(112,752)		44,337

Net deferred tax assets		642,926		657,831
Valuation allowance		(479,577)		(442,974)

Net deferred tax asset		163,349		214,857

Current assets		(36,053)		(39,271)

Non-current assets	US$	127,296	US$	175,586

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carry forwards in a given year to 30% of taxable income. At December 31, 2007 and 2006, the Company and its subsidiaries had tax loss carry forwards of US$ 2,202,323 and US$1,720,281, respectively.

The valuation allowance related to the tax loss carry forwards and temporary differences was established for the portions or all of deferred tax assets whose realization can not be assessed as more likely than not.

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN48), on January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption. The Company will continue to recognize interest and penalties in interest expense for unrecognized tax benefits.

The Company has previously recorded certain income tax liabilities related to unrecognized tax benefits of US$9,809 as part of its estimated liability for tax, labor and civil claims and assessments.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

16.	Income Tax (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	US$	9,809

Additions based on tax positions related to the current year		1,962
Settlements		(39)
Effects of translation from Brazilian R$ into US dollar		3,158

Balance at December 31, 2007	US$	14,890

The Company has recorded US$6,709 of accrued interest and penalties associated with unrecognized tax benefits at December 31, 2007 (US$4,977 in 2006).

The unrecognized tax benefits are described below:

Deductibility of general, selling and interest expenses

The Company is defending a federal tax assessment notice relating to the deductibility of general, selling and interest expenses on income tax returns filed in prior years. Management has recorded estimated losses in the amount of US$8,093 (US$5,204 in 2006).

Net operating losses

Actions have been brought against the Company and some of its subsidiaries relating to amounts allegedly due with respect to the full offsetting of net operating losses obtained prior to the limitation to 30% was established. Management has recorded estimated losses in the amount of US$5,278 (US$4,052 in 2006).

Other

The remaining unrecognized benefits of US$1,519 (US$553 in 2006) corresponds to the aggregation of several income tax related assessments on income tax returns filed by our cable operating subsidiaries.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Generally, the tax years 2002 through 2007 remain open and subject to examination by the relevant tax authorities.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Thousands of United States dollars, unless otherwise indicate)

17.	Commitments and Contingencies

a)	Commitments

The Company and some of its subsidiaries entered into long-term rental agreements for the office space of their corporate offices and use of lamp poles. Future minimum rental payments required under operating leases as of December 31, 2007 are as follows:

	Office Spaces		Lamp Poles		Total
2008	US$	6,984	US$	30,259	US$	37,242
2009		7,219		31,528		38,747
2010		7,485		32,689		40,174

Total	US$	21,688	US$	94,476	US$	116,163

Rental expenses for the years ended December 31, 2007, 2006 and 2005 were US$34,456, US$24,347 and US$20,933, respectively.

Commitment to acquire BIGTV Companies

On December 21, 2007, the Company executed a Private Instrument of Purchase and Sale with ALUSA – Companhia Técnica de Engenharia Elétrica, Coax Telecomunicações Ltda. and the other shareholders and quotaholders of the BIGTV companies under which the Company has agreed to acquire, subject to prior regulatory approval, 100% of the shares and quotas representing the capital of the BIGTV Companies, which is expected to occur once the required regulatory approvals have been obtained.

The BIGTV Companies have operations in 12 cities, in the States of São Paulo, Paraná, Alagoas and Paraíba.

The Private Instruments of Purchase and Sale provide a formula for the calculation of the purchase price for acquisition of the BIGTV Companies and adjustments of the purchase price based on, among other things, the BIGTV Companies’ performance between signing and closing.

The Acquisition of BIGTV is subject to prior approval of ANATEL and CADE. The Company expects to obtain regulatory approval for the acquisition of the BIGTV Companies in the second quarter of 2008. (Unaudited)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Thousands of United States dollars)

17.	Commitments and Contingencies (Continued)

b)	Contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

At December 31, the estimated liability for tax, labor and civil claims and assessments is comprised as follows:

	2007		2006
Tax related matters	US$	339,531	US$	249,081
Labor related claims		23,228		8,327
Civil related claims		17,187		12,208

Total	US$	379,946	US$	269,616

The Company and some of its consolidated cable operating subsidiaries provided letters of credit in the amount of US$130,723 (US$39,877 in 2006) to the state and federal tax authorities as a collateral for the amounts under litigation.

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$65,683 (US$64,307 in 2006), which is available to offset payments required under ultimate unfavorable court decisions.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has recorded estimated probable losses arising from these proceedings.

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has recorded estimated probable losses on civil proceedings.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Thousands of United States dollars)

17.	Commitments and Contingencies (Continued)

b)	Contingencies (Continued)

Following is a description of the Company’s major indirect tax related matters:

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of approximately US$32,105 (US$47,111 in 2006).

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS social fund contributions on their revenues. On December 31, 2007, US$89,568 (US$65,239 in 2006) refer to amounts recorded under litigation.

The subsidiary Net Rio Ltda. received a tax assessment notice from the State Tax Authority in the amount of US$29,148 (US$24,149 in 2006) relating to the state sales tax (ICMS). The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from November 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the Company has meritorious and substantial defense arguments. Estimated losses related to this assessment amounts to US$16,147 (US$12,439 in 2006).

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2007, court deposits and accrued liabilities under litigation amounts to US$23,727 (US$17,249 in 2006).

The subsidiary Net Rio Ltda. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has recorded estimated losses arising from this dispute in the amount of US$3,875 (US$3,045 in 2006).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Thousands of United States dollars)

17.	Commitments and Contingencies (Continued)

b)	Contingencies (Continued)

Certain operating subsidiaries are challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscriptions TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. The Company has been depositing in court the tax amounts due and made reserves in the amount of US$13,113 (US$10,864 in 2006).

In 1999, the Company has requested injunctions aiming the non-collection of Withholding Tax over hedge gains in the amount of US$14,007 (US$11,605 in 2006). All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not record such potential obligation in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

The subsidiary DR Empresa de Distribuição e Recepção de TV Ltda. is defending itself from a federal tax notice related to divergences in the classification in the table of excise tax incidence applied on imported products. Management has recorded potential losses of US$3,983 (US$3,104 in 2006).

In September 2003, the subsidiary Net Rio Ltda. received a tax assessment notice from the Brazilian Federal Internal Revenue Service in the amount of US$14,300 (US$11,847 in 2006). The assessment is alleging that interest accrued under the current intercompany accounts is subject to withholding tax. Net Rio Ltda. is defending itself and recorded potential losses related to this assessment in the amount of US$7,206 (US$5,541 in 2006).

The subsidiaries Net Rio and Net São Paulo received several fiscal notifications from the National Institute of Social Security (INSS), based on lack of support of payments. The Company reserved an amount of US$3,184 (US$2,801 in 2006).

The subsidiary Net São Paulo is the defendant related to three fiscal executions for the Municipality of São Paulo, charging Services Tax (ISS) over hook up fees. The Company reserved the amount of US$1,881 (US$1,490 in 2006).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Thousands of United States dollars)

17.	Commitments and Contingencies (Continued)

b)	Contingencies (Continued)

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance the Company established a reserve of US$75,465 (US$58,344 in 2006) related to these taxes.

The Federal Internal Revenue has imposed a tax assessment of US$9,115 on the Company’s subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the Tax on Import, or Imposto sobre Produtos Importados, or IPI, payment, Reyc did not correctly classify transactions related to the import of Company’s analog decoders. Reyc filed three lawsuits against the imposition of the tax assessment and is awaiting the lower court’s decision in connection with two of these lawsuits. Reyc has recorded a provision in the amount of US$5,132 (US$4,251 in 2006) to cover any potential losses.

The Company’s operating subsidiaries are challenging in court the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. Management believes that the collection of such taxes presents various constitutional and legal irregularities and is not recording reserves related to these taxes.

18.	Financial Instruments

a)	Concentration of risk

Financial instruments that potentially subject the Company to concentration of risk consist principally of cash and cash equivalents, accounts receivable, debt and payables to programmers. The Company maintains cash and cash equivalents with various financial institutions and as a policy limits exposure to any one institution.

Concentration of credit risk with respect to accounts receivable is limited due to large number of subscribers comprising the customer base.

On December 31, 2007 and 2006 the Company’s U.S. dollar exposure was comprised as follows:

	2007		2006
Perpetual notes	US$	151,409	US$	151,366
Equipment acquired from foreign suppliers		14,413		20,231

	US$	165,822	US$	171,597

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Thousands of United States dollars)

18.	Financial Instruments (Continued)

b)	Derivative instruments

In order to manage the risk of the effects of a major devaluation of the Brazilian real against the U.S. dollar, the Company entered into foreign exchange swaps contracts. On December 31, 2007 the total notional amount of these contracts was US$12,000 (US$90,180 as of December 31, 2006).

19.	Benefits to Employees

a)	Benefits

The Company and its subsidiaries provide certain fringe benefits, such as: medical and odontological assistance and group life insurance, whose actuarial risks are not taken by the Company. The expenses with the fringe benefits during the years ended, December 31, 2007, 2006 and 2005 were US$8,308, US$7,409 and US$4,685, respectively.

b)	Variable compensation

The Company has two complementary compensation plans as described below:

(i)	Profit sharing plan (PPR): In accordance with a labor agreement, the Company will remunerate its employees up to 2 monthly wages if the Company achieves its pre-determined performance goals established in accordance with the annual goals approved by the Board of Directors. For a selected number of administrative members, directors and managers the Company has individual agreements based on individual established goals. The main goals for this new plan are focused on reaching a certain target number of base pay TV subscribers - (weight: twenty - five percent), increase in the subscribers of broad band base (weight: twenty - five percent), generation of free cash flow (weight: twenty - five percent), and customer satisfaction (weight: twenty - five percent).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Thousands of United States dollars)

19.	Benefits to Employees (Continued)

b)	Variable compensation (Continued)

(ii)	A retention plan was offered to a selected number of administrative members, directors and managers of the Company, with the objective of retention until at a minimum the end of the year 2007. The expenses related to this plan have been accrued since its inception in 2004 up to December 31, 2007. A new long-term incentive plan was immediately implemented in function of the changes of the goals of the Company, described above, in accordance with the Company’s executive retention plans. Expenses are recognized on the accrual basis and payments are expected to occur in 2008.

The expenses with variable compensation during the years ended 31 December, 2007, 2006 and 2005 were US$31,767, US$14,160 and US$11,234, respectively.

20.	Supplementary Information

	Year ended December 31, 2007
Descriptions	Balance at beginning of the year		Credits (charges) to expense		Effect of currency variation		Balance at end of the year
Allowance for doubtful accounts	US$	(11,618)	US$	(18,180)	US$	12,995	US$	(16,803)
Income tax valuation allowance	US$	(442,974)	US$	55,103	US$	(91,706)	US$	(479,577)

Allowance for inventories’ obsolescence	US$	(1,430)	US$	544	US$	(210)	US$	(1,096)

	Year ended December 31, 2006
Allowance for doubtful accounts	US$	(11,253)	US$	(10,829)	US$	10,464	US$	(11,618)

Income tax valuation allowance	US$	(445,565)	US$	44,834	US$	(42,243)	US$	(442,974)

Allowance for inventories’ obsolescence	US$	(1,848)	US$	691	US$	(273)	US$	(1,430)

	Year ended December 31, 2005
Allowance for doubtful accounts	US$	(13,367)	US$	(7,990)	US$	10,104	US$	(11,253)

Income tax valuation allowance	US$	(500,915)	US$	78,306	US$	(22,956)	US$	(445,565)

Allowance for inventories’ obsolescence	US$	(1,574)	US$	79	US$	(353)	US$	(1,848)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Thousands of United States dollars)

21.	Subsequent Event

On January 31, 2008, the Company’s Board of Directors approved a capital increase with the subscription of 1,229,387 common and 2,454,256 preferred shares in the amount of US$41,219 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel Participações S.A., subject to the non-controlling pre-emptive stockholders rights.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Telmex Internacional, S.A.B. de C.V.

By:	/s/ Oscar Von Hauske Solís
Name: Oscar Von Hauske Solís
Title: Chief Executive Officer

Date: May 30, 2008